No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus, and each document incorporated or deemed to be incorporated by reference in this prospectus, constitutes a public offering of securities offered pursuant hereto only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

This prospectus does not constitute an offer to sell or an invitation to subscribe for, or solicitation of an offer to subscribe for or buy, Offered Shares (as defined below) to any person in Australia. This prospectus has not been, and will not be, and no other disclosure document in relation to the Offered Shares will be lodged with the Australian Securities and Investments Commission or any other regulatory authority in Australia and this short form prospectus is not, and does not purport to be, a document containing disclosure to investors for the purposes of Part 6D.2 or 7.9 of the Corporations Act 2001 (Cth) (“Australian Corporations Act”). It is not intended to be used in connection with any offer for which such disclosure is required and does not contain all the information that would be required by those provisions if they applied. It is not to be provided to any ‘retail client’ as defined in section 761G of the Australian Corporations Act. The Company is not licensed in Australia to provide financial product advice in respect of the Offered Shares. Australian cooling-off rights do not apply to the acquisition of the Offered Shares.

Information has been incorporated by reference in this short form PREP prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Almonty Industries Inc. at 100 King Street West, Suite 5700, Toronto, Ontario, M5X 1C7, telephone (647) 438-9766 and are also available electronically at www.sedarplus.com.

SUPPLEMENTED SHORT FORM PREP PROSPECTUS

New Issue	July 11, 2025

ALMONTY INDUSTRIES INC.

US$90,000,000

20,000,000 Common Shares

This is Almonty Industries Inc.’s initial public offering in the United States. We are selling 20,000,000 common shares. No common shares will be offered under this prospectus in Canada.

This prospectus qualifies the distribution to the public (the “Offering”) of 20,000,000 common shares (the “Offered Shares”) of Almonty Industries Inc. (the “Company”, “Almonty” or “we”) at a price of US$4.50 per Offered Share (the “Offering Price”).

The Offering is being made in the United States under the terms of a registration statement on Form F-10 (the “Registration Statement”) filed with the United States Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “U.S. Securities Act”). The Offered Shares will be offered through the Underwriters either directly or through their respective U.S. broker-dealer affiliates or agents. See “Plan of Distribution”.

The issued and outstanding common shares of the Company (the “Common Shares”) are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the trading symbol “AII” and the Australian Securities Exchange (the “ASX”) under the trading symbol “AII” (in the form of CHESS Depositary Interests (“CDIs”), with each CDI representing a single Common Share), and are trading on the Frankfurt Stock Exchange (the “FSE”) under the trading symbol “ALI”, and the OTCQX market (the “OTCQX”) under the trading symbol “ALMTF”. We have applied to list our Common Shares (including the Common Shares being distributed hereunder) on the NASDAQ Capital Market (“NASDAQ”) under the symbol “ALM”. Upon and subject to receipt of all requisite approvals and the commencement of trading of the Common Shares on the NASDAQ, trading of the Common Shares on the OTCQX will cease. We have also applied to list the Offered Shares on the TSX. Listing will be subject to the Company fulfilling all of the listing requirements of the TSX and NASDAQ, as applicable. On July 10, 2025, being the last full-trading day prior to the date of this prospectus, the closing price of the Common Shares on the TSX was C$7.78, and the closing price of the CDIs on the ASX was A$4.95 on July 4, 2025, being the last full-trading day prior to the trading halt of CDIs on the ASX and not reflecting the Share Consolidation (as defined below). See “Recent Developments”.

Price: US$4.50 per Offered Share

	Public Offering Price	Underwriters’ Fee (1)	Net Proceeds to the Company (2)
Per Offered Share	US$4.50	US$0.31	US$4.19
Total (3)	US$90,000,000	US$6,254,000	US$83,746,000

Notes:

(1)	The Company has agreed to pay the Underwriters a cash commission (the “Underwriters’ Fee”) equal to approximately 6.95% of the aggregate purchase price paid by the Underwriters to the Company for the Offered Shares. See “Plan of Distribution”.
(2)	After deducting the Underwriters’ Fee, but before deducting the expenses of the Offering, which are estimated at approximately US$2.1 million and will be paid by the Company from the proceeds of the Offering. The net proceeds payable to the Company will be derived from the sale of the Offered Shares.
(3)	The Company has granted the Underwriters an over-allotment option (the “Over-Allotment Option”), exercisable in whole or in part, at any time and from time to time, in the sole discretion of the Underwriters, for a period of 30 days from the date of closing of the Offering, to purchase up to 3,000,000 additional Common Shares (the “Additional Shares”) at the same price as set forth above, to cover overallotments, if any, and for market stabilization purposes. See “Plan of Distribution”. If the Over-Allotment Option is exercised in full, the total public Offering Price, Underwriters’ Fee and net proceeds to the Company (after deducting the Underwriters’ Fee but before deducting the expenses of the Offering) will be US$103,500,000, US$7,192,100 and US$96,307,900, respectively.

The following table sets out the number of Additional Shares for which the Over-Allotment Option may be exercised:

Underwriters’ Position	Maximum Number of Offered Shares	Exercise Period	Exercise Price
Over-Allotment Option	3,000,000 Additional Shares	Not later than 30 days after the closing date	US$4.50 per Additional Share

When used herein, unless otherwise indicated or the context otherwise requires, all references to Offered Shares include any Additional Shares issued in connection with any exercise of the Over-Allotment Option.

In this prospectus, unless otherwise indicated, all dollar amounts and references to “US$” or “USD” are to U.S. dollars, references to “C$” or “$” are to Canadian dollars, references to “€” are to European euros, and references to “A$” are to Australian dollars.

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Company, and accepted by the Underwriters, in accordance with the conditions contained in the Underwriting Agreement described under “Plan of Distribution”.

Delivery of the Offered Shares will be made on or about July 15, 2025 (the “Closing”).

Joint Bookrunners
Oppenheimer & Co. Cantor
Lead Manager
D.A. Davidson & Co.
Co-Manager
Scotiabank

A purchaser who acquires Offered Shares forming part of the Underwriters’ over-allocation position acquires those Offered Shares under this prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. It is expected that the Company will arrange for the instant deposit of the Offered Shares under the book-based system of registration, to be registered to The Depository Trust Company (‘‘DTC’’) or its nominee and deposited with DTC on Closing, or as may otherwise be agreed to among the Company and the Underwriters. No certificates evidencing the Offered Shares will be issued to purchasers of the Offered Shares. Purchasers of the Offered Shares will receive only a customer confirmation from the Underwriter or other registered dealer from or through whom a beneficial interest in the Offered Shares is purchased. See “Plan of Distribution”.

In connection with the Offering, subject to applicable laws, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

An investment in the Offered Shares is highly speculative and involves a high degree of risk and should only be made by persons who can afford the total loss of their investment. Prospective investors should carefully consider the risk factors described in this prospectus under “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” and the risk factors in the Company’s documents which are incorporated by reference herein for a description of risks involved in an investment in the Offered Shares.

Our head and registered office is located at 100 King Street West, Suite 5700, Toronto, Ontario, M5X 1C7.

Investors should rely only on current information contained in or incorporated by reference in this prospectus as such information is accurate only as of the date of the applicable document. We have not authorized anyone to provide investors with different information. Information contained on our website shall not be deemed to be a part of this prospectus or incorporated by reference herein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the securities. We will not make an offer of these securities in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this prospectus is accurate as of any date other than the date on the face page of this prospectus or the date of any documents incorporated by reference herein.

This Offering is being made by a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted by Canada and the United States, to prepare this prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards, as adopted by the International Accounting Standards Board and as amended from time to time, and are subject to foreign auditing and auditor independence standards, and may not be comparable to financial statements of United States companies that use United States generally accepted accounting principles. Prospective investors should be aware that the acquisition of the Offered Shares may have tax consequences in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States, are not described fully in this prospectus. Investors should read the tax discussion in this prospectus and consult their own tax advisors with respect to their own particular circumstances. See “Certain United States Federal Income Tax Considerations”, “Certain Canadian Federal Income Tax Considerations” and “Risk Factors”.

The enforcement by investors of civil liabilities under federal securities laws of the United States may be affected adversely by the fact that Almonty is incorporated under the federal laws of Canada, that the majority of the Company’s officers and directors, and some or all of the experts and Underwriters named in this prospectus, are residents of a country other than the United States, and that a substantial portion of the Company’s assets and the assets of those officers, directors and experts are located outside of the United States. See “Enforceability of Civil Liabilities”.

NEITHER THE SEC, NOR ANY STATE SECURITIES REGULATOR, NOR ANY CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED HEREBY, PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

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ABOUT THIS PROSPECTUS

Market data and certain industry forecasts used in this prospectus and the documents incorporated by reference in this prospectus were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, and we do not make any representation as to the accuracy of such information.

You should read this entire prospectus, including the documents incorporated herein by reference, and consult your professional advisors to assess the income tax, legal, risks and other aspects of an investment in the Offered Shares. The Company has filed the Registration Statement with the SEC under the U.S. Securities Act relating to the Offered Shares being offered hereunder. This prospectus forms a part of the Registration Statement. You should rely only on the information contained or incorporated by reference in this prospectus and on the other information included in the Registration Statement of which this prospectus forms a part.

We have not, nor have the Underwriters, authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, including information or statements in media articles about the Company, you should not rely on it. The Company and the Underwriters are not making an offer to sell or seeking an offer to buy the Offered Shares in any jurisdiction where the offer or sale is not permitted by law. You should assume that the information contained in this prospectus is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this prospectus or of any sale of our securities pursuant thereto. Our business, financial condition, financial performance and prospects may have changed since those dates. No Common Shares are being offered under this prospectus in Canada.

In this prospectus, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “Almonty” or the “Company”, refer to Almonty Industries Inc., together with our subsidiaries.

Unless indicated otherwise, all information in this prospectus is presented without giving effect to the exercise of the option to purchase additional Common Shares granted to the Underwriters.

On July 3, 2025, we effected a 1.5-to-1 consolidation of our Common Shares (the “Share Consolidation”), and our Common Shares commenced trading on a post-consolidated basis on July 7, 2025. The Share Consolidation was approved by our shareholders on April 30, 2025 at our annual general and special meeting of shareholders. Except where otherwise noted, all information in this prospectus and the documents incorporated by reference dated on or after the date of the Share Consolidation give pro forma effect to the Share Consolidation. See “Description of Share Capital—Share Consolidation”.

In this prospectus, unless otherwise indicated, all dollar amounts and references to “US$” or “USD” are to U.S. dollars, references to “C$” or “$” are to Canadian dollars, references to “€” are to European euros, and references to “A$” are to Australian dollars. This prospectus and the documents incorporated by reference contain translations of some Canadian dollar amounts into U.S. dollars solely for your convenience. See “Exchange Rate Information”.

Neither we nor any of the Underwriters have taken any action to permit a public offering of our Common Shares or the possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourselves about and to observe any restrictions relating to this Offering and the distribution of this prospectus.

Information contained in this prospectus should not be construed as legal, tax or financial advice and readers are urged to consult their own professional advisors in connection therewith.

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CAUTIONARY NOTE TO UNITED STATES INVESTORS

We are permitted under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this prospectus, including the documents incorporated by reference, in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws.

Unless otherwise indicated, the technical disclosure regarding our properties included or incorporated by reference herein, including all mineral resource estimates contained in such technical disclosure, has been prepared in accordance with the requirements of National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the disclosure requirements of the SEC under subpart 1300 of Regulation S-K (the “SEC Modernization Rules”). The Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, information contained in this prospectus, or the documents incorporated by reference herein, may differ significantly from the information that would be disclosed had the Company prepared the mineral resource estimates under the standards adopted under the SEC Modernization Rules.

We prepare our financial statements, which are incorporated by reference to this prospectus, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Consequently, all of the financial statements and financial information of Almonty included or incorporated herein is prepared in accordance with IFRS, which is materially different than financial statements and financial information prepared in accordance with U.S. generally accepted accounting principles.

CAUTIONARY NOTE TO INVESTORS CONCERNING ESTIMATES OF MINERAL RESOURCES

Investors are cautioned not to assume that any part, or all, of the mineral deposits categorized as “Inferred Mineral Resources” or “Indicated Mineral Resources” will ever be converted into mineral reserves. “Inferred Mineral Resources” are Mineral Resources for which quantity and grade or quality are estimated based on limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. “Inferred Mineral Resources” are based on limited information and have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.

Under Canadian rules, estimates of Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them to enable them to be categorized as Mineral Resources and, accordingly, may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a Preliminary Economic Assessment as defined under NI 43-101. Investors are cautioned not to assume that part or all of an Inferred Mineral Resource exists or is economically or legally mineable. Indicated and Inferred Mineral Resources that are not Mineral Resources do not have demonstrated economic viability.

MARKET AND INDUSTRY DATA

Market and industry data presented throughout this prospectus and/or the documents incorporated by reference herein or therein was obtained from third-party sources and industry reports and from publications, websites and other publicly available information, as well as industry and other data prepared by us or on our behalf on the basis of our knowledge of the markets in which we operate, including information provided by suppliers, partners, customers and other industry participants. We believe that the market and economic data presented throughout this prospectus and/or the documents incorporated by reference herein or therein is accurate and, with respect to data prepared by us or on our behalf, that our estimates and assumptions are currently appropriate and reasonable, but there can be no assurance as to the accuracy or completeness thereof. The accuracy and completeness of the market and economic data presented throughout this prospectus and/or the documents incorporated by reference herein or therein are not guaranteed and none of us or any of the Underwriters makes any representation as to the accuracy of such data. Actual outcomes may vary materially from those forecast in such reports or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. Although we believe it to be reliable, none of us or any of the Underwriters has independently verified any of the data from third-party sources referred to in this prospectus and/or the documents incorporated by reference herein or therein, analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying market, economic and other assumptions relied upon by such sources. Market and economic data is subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data-gathering process and other limitations and uncertainties inherent in any statistical survey, including those discussed under “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors”. For the avoidance of doubt, nothing stated in this paragraph operates to relieve the Company or the Underwriters from liability for any misrepresentation contained in this prospectus under applicable securities laws.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation, the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the U.S. Securities Act. Forward-looking information may relate to the Company’s future financial outlook and anticipated events or results and may include information regarding the Company’s business, financial position, results of operations, business strategy, growth plans and strategies, technological development and implementation, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Such forward-looking statements include, but are not limited to:

●	the timing and completion of the Offering;
●	the listing of the Offered Shares on the TSX and NASDAQ;
●	the proposed use of proceeds of the Offering;
●	the future price of tungsten and other metals and commodities;
●	the estimation of Mineral Resources;
●	the Company’s expectations regarding future demand for tungsten;
●	the Company’s expectations regarding the further development and life of mine of its mineral projects, including the Sangdong Mine and the Panasqueira Mine;
●	the Company’s plans and expectations regarding its Mineral Projects, including the re-opening of the Los Santos Mine and the potential of the molybdenum project;
●	estimates of the time and amount of future tungsten production for specific operations;
●	estimated future exploration and development expenditures and other expenses for specific operations;
●	permitting timelines;
●	the Company’s expectations regarding impairments of mineral properties;
●	the Company’s expectations regarding the sufficiency of its capital resources and requirements for additional capital;
●	the Company’s plans to redomicile to the U.S., including the timing thereof;
●	litigation risks;
●	currency and interest rate fluctuations;
●	environmental risks and reclamation cost; and
●	changes to governmental laws and regulations.

When used in this prospectus, any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “strategy”, “goals”, “objectives”, “project”, “potential” or variations thereof or stating that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur, or be achieved, or the negative of any of these terms and similar expressions), as they relate to the Company or management, are intended to identify forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions.

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control and many of which, including regarding future business decisions, are subject to change. Assumptions underlying the Company’s expectations regarding forward-looking statements contained in this prospectus include, among others:

●	our ability to complete the development of Phase I of the Sangdong Mine and to begin production at the Sangdong Mine within the anticipated timeline;
●	our ability to manage our growth effectively, both organically and through acquisitions;
●	the absence of material adverse changes in our industry or the global economy, including interest rate fluctuations, inflationary pressures, supply chain disruptions, and commodity market volatility;
●	trends in our industry and markets, including the competitive environment;
●	our ability to maintain our interests in our mineral projects, including with respect to title, access, and permitting matters;
●	our ability to manage risks normally incidental to the exploration, development and operation of mineral properties;
●	our ability to maintain good business relationships with key stakeholders, including customers, suppliers, lenders, regulators, and local communities;
●	our ability to effectively integrate acquisitions and realize anticipated benefits;
●	our ability to manage potential uncertainties in the interpretation of geological data, drill results and market data, including data related to pricing trends, demand forecasts, and competitive positioning;
●	our ability to manage the possibility that future exploration, development or mining results may not be consistent with our expectations;
●	the accuracy of our Mineral Resource and Mineral Reserve estimates and the underlying assumptions, including with respect to cut-off grades, recovery rates, and long-term commodity prices;

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●	the adequacy and availability of infrastructure (including power, water, roads, and processing capacity) at or near the mineral properties;
●	the timely receipt and maintenance of necessary governmental and third-party approvals, permits, licenses, authorizations and regulatory compliance obligations;
●	our ability to comply with current and future environmental, health and safety, and other regulatory requirements and to timely obtain and maintain required regulatory approvals, licenses and permits;
●	our expectation that our operations will not be significantly disrupted as a result of political instability, pandemics and communicable diseases, nationalization, terrorism, sabotage, social or political activism, breakdown, natural disasters, governmental or political actions, litigation or arbitration proceedings, equipment or infrastructure failure, labour shortages, transportation disruptions or accidents, or other development or exploration risks;
●	our ability to execute construction and development activities on schedule and within budget; our ability to recruit, retain and engage qualified personnel and contractors in all required jurisdictions;
●	our ability to raise sufficient debt or equity financing to support our continued growth;
●	our ability to continue to have sufficient working capital to fund our operations;
●	the performance of counterparties under offtake agreements, supply arrangements, financing agreements, and other material contracts;
●	that input costs, including energy, labor, equipment, and materials, will not increase materially beyond current expectations;
●	that the price of tungsten and other metals and commodities will not decline significantly or for a protracted period of time;
●	that the global financial markets and general economic conditions (including trade and monetary policies, currency exchange rates and rates of inflation) will be stable and conducive to business in the future;
●	our ability to maintain the security and integrity of our information technology systems and mitigate the impact of any potential cybersecurity threats; and
●	our ability to meet increasing expectations regarding environmental, social and governance (ESG) matters from regulators, investors, and other stakeholders.

Many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others:

●	our ability to continue as a going concern;
●	the negative cash flow from our operations;
●	the price of metals;
●	our economic dependency on few customers;
●	fluctuation in foreign currency;
●	fluctuation in interest rates;
●	inflation;
●	tax-related risks;
●	the risk of default under any of our credit agreements;
●	future financing;
●	our liquidity and level of indebtedness;
●	risks associated with our business being carried on through foreign subsidiaries;
●	risks relating to the development of the Sangdong Mine (as defined herein), including financing risk, construction risk, availability of infrastructure and skilled labour, as well as risk relating to the offtake agreements for the Sangdong Mine;
●	our production;
●	our Mineral Reserve and Mineral Resource estimates;
●	our competition;
●	our dependence on key personnel;
●	trade risks;
●	supply chain disruptions;
●	the cost of raw materials;
●	energy supply and power grid reliability;
●	water supply and management;
●	infrastructure and operational risks;
●	our impairment of assets;

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●	risks related to property title;
●	laws and regulations;
●	licenses and permits;
●	mining risks and insurance limitations;
●	legal systems;
●	Mineral Reserve and Mineral Resource depletion;
●	risks related to underground stope stability;
●	reputational risks;
●	geopolitical risks in key operating regions;
●	public allegations, regulatory investigations, or litigation;
●	environmental and global climate change risks;
●	risks related to costs of land reclamation;
●	technological obsolescence;
●	management of growth;
●	cybersecurity and data protection;
●	health and pandemic risks;
●	opposition to mining;
●	costs and compliance risks as a result of being a public company;
●	acquisitions and synergies;
●	anti-corruption and anti-bribery laws;
●	Canada’s Extractive Sector Transparency Measures Act;
●	the Ukraine conflict;
●	risks related to our proposed redomiciling to the United States, including Canadian corporate tax risk;
●	our use of the net proceeds from the Offering;
●	that an investment in the Offered Shares may result in the loss of an investor’s entire investment;
●	that the completion of the Offering and the listing on the NASDAQ remain subject to the completion of binding documentation and satisfaction of conditions;
●	volatility in the price of the Common Shares;
●	dilution to the Company’s shareholders;
●	the potential insufficiency of a liquid trading market for the Common Shares in the future;
●	risks relating to research and reports published about the Company and its business by securities or industry analysts;
●	risks relating to the Company’s status as an “emerging growth company”;
●	risks relating to the Company, its directors, officers and management (with the exception of the Chief Executive Officer and two non-executive directors) and all of the Company’s material assets being located outside of the United States, which may make it difficult for U.S. litigants to effect service of process of, or enforce, any judgments obtained against the Company or its officers or directors;
●	the history of the Company with respect to not paying dividends recently and anticipation of not paying dividends in the immediate future; and
●	risks that the Company could in the future be classified as a ‘passive foreign investment company’, which could have adverse U.S. federal income tax consequences for U.S. holders of Common Shares.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including without limitation, those referred to in this prospectus under the heading “Risk Factors” and documents incorporated by reference herein. Each of these forward-looking statements speaks only as of the date such statements were made. The Company’s forward-looking statements are based on the reasonable beliefs, expectations and opinions of management on the date the statements are made and, other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements. The forward-looking statements included and incorporated by reference herein are presented for the purpose of assisting investors in understanding our expected financial and operational performance and results as at and for the periods ended on the dates presented in our plans and objectives and may not be appropriate for other purposes.

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PROSPECTUS SUMMARY

This summary highlights principal features of the Offering and selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before deciding to invest in our Common Shares. You should read the entire prospectus carefully and the documents incorporated by reference herein, especially the “Risk Factors” and our financial statements and related notes to those financial statements, appearing elsewhere in this prospectus, before making an investment decision. Capitalized terms used but not defined in this prospectus summary are defined elsewhere in this prospectus.

Our Business

We are a leading producer of tungsten concentrate, primarily for the defense industry, with plans to vertically integrate into oxide production, and we hold an additional deposit of molybdenum. Tungsten’s extreme hardness, density and high melting point make it critical for armor-piercing ammunition, armor shielding for military vehicles, missile components, radiation shielding and hypersonic weapons, however, global scarcity and processing difficulty makes securing conflict-free supply a challenge. With production of tungsten severely limited outside of China, Russia and North Korea, we believe the operation of our established mine in Portugal, in addition to the construction of our mine in South Korea, positions us as a key supplier for Western defense programs. With a strategic emphasis on advancing vertical integration in the tungsten supply chain, we plan to become one of the only U.S.-based tungsten producers by redomiciling from Canada to the state of Delaware, in the United States. Demand for our products is underscored by a 15-year floor-priced offtake contract with a U.S. defense contractor for our tungsten concentrate as well as a second offtake agreement for tungsten oxide, designated exclusively for U.S. defense applications. In addition, we have secured an offtake agreement with a floor price structure, with SeAH M&S (“SeAH”) for our potential molybdenum production.

Our flagship asset, the Sangdong Tungsten Mine (the “Sangdong Mine”) in South Korea, is one of the world’s largest tungsten deposits by Inferred Mineral Resource and provides tungsten of superior grade compared with global peers, and is in soft commissioning. Once fully operational, Sangdong is expected to produce a significant portion of the global tungsten supply outside of China, supplying to mission-critical sectors such as defense, aerospace, semiconductors and batteries. As noted above, the Sangdong Mine is supported by a 15-year, floor-priced offtake agreement with a leading U.S. defense contractor for more than 90% of Phase I production at Sangdong, securing anticipated revenue and validating strategic importance. The Company is also party to a US$75.1 million project financing facility provided by KfW IPEX-Bank, the export and project finance arm of German state-owned KfW Group, which is backed by the Federal Republic of Germany. The loan bears interest at SOFR plus 2.3% and provides for principal repayment on a quarterly basis over a 6.25-year term. Almonty also has a molybdenum project with significant Inferred Mineral Resources on a separate property adjacent to the tungsten orebody at the Sangdong Mine. This molybdenum opportunity provides access to another critical material used in aerospace alloys, energy infrastructure and nuclear defense.

We also own and operate the Panasqueira tungsten mine in Covilha, Castelo Branco, Portugal (the “Panasqueira Mine”)—one of the world’s longest-producing tungsten mines—which has been operating for over a century and is renowned for its high-grade, low-impurity tungsten concentrate, with tungsten concentrate content averaging over 74% WO3, which contributes to our position as a leading producer of tungsten concentrate in a highly concentrated global tungsten market, with limited production outside of China, Russia and North Korea. In addition to its production, the Panasqueira Mine serves as a vital source of technical know-how and operational expertise across our portfolio. Our Spanish assets, including the Valtreixal tungsten mine project located in the province of Zamora, in Western Spain (the “Valtreixal Mine”) and the Los Santos tungsten mine located near Salamanca, Spain (the “Los Santos Mine”), provide us with additional growth opportunities and help diversify our future supply.

Almonty’s objective is to build a secure, Western-focused tungsten and molybdenum supply chain capable of displacing reliance on China and meeting the increasing needs of Western defense industries. Given our multi-decade resource visibility, access to high-grade material, our expertise in tungsten processing, our long-term offtake agreements and experienced management team, Almonty is well-positioned to become a leading strategic supplier of “conflict-free” tungsten and molybdenum for defense, aerospace semiconductor, and battery markets.

6

Our Industry

We believe the key drivers of our market include:

●	Unique versatility of tungsten. Tungsten is a versatile and essential metal used in a wide range of applications due to its unique properties. Specifically, tungsten has a high melting point (heat resistance), extreme durability and hardness, and high density — making it indispensable for a range of applications, including:

○	Kinetic Warfare: measuring core of armor-piercer and kinetic armor-piercing bullets. Tungsten is a key component in armor shielding for military vehicles and tank armor;
○	Next-Generation Weapons Systems: kinetic energy penetrators, hypersonic glide vehicles, armor-piercing shells, and missile propulsion systems;
○	Military Electronics and Satellites: high-density tungsten shielding, which is essential in protecting onboard electronics from radiation and kinetic impact;
○	Semiconductors: key material in logic chip interconnects and next-gen transistor fabrication;
○	Electric Vehicles: energy-efficient drivetrains; and
○	Thermonuclear Energy: nuclear fusion reactor components.

●	Tungsten as a critical mineral. Since the tungsten market is characterized by its critical importance to various defense, high-tech and industrial applications, it is deemed a critical material by the European Union, the United States, Australia, Canada, and South Korea due to its supply risks and economic value.

●	Tungsten production is currently concentrated in three countries. The largest producers of tungsten currently include China, Russia and North Korea, which together control a significant majority of global supply (approximately 87%). Since February 2025, China, which contributes over 80% of global supply alone, has imposed export controls of 25 rare metal products, including tungsten and molybdenum. Additionally, the U.S. Department of Defense has banned the mining, refining and production of tungsten and other critical materials in Iran, Russia, North Korea and China for military procurement beginning January 1, 2027. This concentration of supply has led to increased market tension and supply chain vulnerabilities.

●	Rising tungsten prices. Increasing geopolitical tensions have driven a significant increase in demand for tungsten concentrate, with the average weekly spot price of European ammonium para tungstate (“APT”) as quoted on the FastMarkets Metal Bulletin exchange (“Fastmarkets MB”) rising to over US$450 per metric tonne unit (“MTU”) in Q2-2025, which represents the highest level recorded in over three decades. In response, U.S. executive orders signed in March and April 2025 have aimed to increase domestic critical mineral production and strengthen the supply chain to support national security.

●	Molybdenum’s use in mission-critical applications. Molybdenum is required for high-strength steel alloys, radiation shielding, aerospace systems, and reactors, with increasing demand forecasted for military, clean energy and space applications. Despite rising demand, there are few viable suppliers outside of China, with greater than 50% of global production based in China. The OECD and U.S. Geological Survey cite the lack of diversified production as a critical threat.

Our Mines and Production

Given the supply chain vulnerabilities and concentration risk associated with tungsten, the operation of our mines in Western-friendly nations is critical. We currently operate our Panasqueira Mine in Portugal and are in the process of finalizing soft commissioning at our Sangdong Mine in South Korea. We also own our Los Santos and Valtreixal Mines in Spain, which are under maintenance and in development, respectively.

●	The Sangdong Mine: We acquired our flagship project, the Sangdong Mine in South Korea, in 2015. The Sangdong Mine represents one of the largest tungsten deposits in the world by Inferred Mineral Resource, based on market analysis and comparisons with its peer group of significant tungsten producers. Below are certain highlights of the Sangdong Mine:

○	Grade: 0.43% WO₃ (Inferred Mineral Resource)
○	Ore production and processing capacity: 640,000 tonnes of ore per year expected for Phase I; with Phase II expansion expected to increase total ore mined to up to 1,200,000 tonnes/year

7

●	Panasqueira Mine: We acquired the Panasqueira Mine in 2016. The Panasqueira Mine is one of the world’s longest-producing tungsten mines, with over a century of continuous operation. The mine produces clean, high-grade material with low impurity which has resulted in us receiving offtake contracts with customers. The experience gained at the Panasqueira Mine has provided the Company with deep technical know-how, trade secrets and expertise in the mining, processing and refinement of tungsten oxide, which we believe serves as distinct competitive advantages and provides a blueprint for the design and engineering of our Sangdong Mine. Below are certain highlights of the Panasqueira Mine:

○	WO3 Production: ~58,750 MTUs/year; with an extension expected to increase production to ~124,000 MTUs of WO₃ concentrate
○	Customers: located in Japan and Europe
○	Permit Validity: Through 2052, with 30-year renewal option

●	Valtreixal Mine & Los Santos Mine: These development-stage projects offer optionality and future growth.

○	Valtreixal Mine: Open-pit tungsten project with pre-feasibility advancement
○	Los Santos Mine: Objective of tailings reprocessing
○	Purpose: Expansion of capacity and diversification of Western supply

Our Strengths

●	Fully permitted assets with access to high-grade, purity and recovery resources. We control large-scale, high-grade tungsten and molybdenum assets in Western-friendly jurisdictions with long-life production potential. Our Sangdong Mine has one of the largest tungsten deposits in the world by Inferred Mineral Resource, based on market analysis and comparisons with its peer group of significant tungsten producers; the mine contains a Probable Mineral Reserves grade of 0.42%, as well as estimated recovery of 85%. The mine also currently has an estimated life of over 45 years based on the Phase II expansion. Our Panasqueira Mine has tungsten with Proven Mineral Reserve grades of approximately 0.22%, currently mining around 0.12% and a recovery rate of approximately 80%. The tungsten recovery rates at the Panasqueira Mine remained stable from 2022 to the first quarter of 2025, averaging 80%.

●	Decades of tungsten mining and processing expertise. The Panasqueira Mine has been in near-continuous production for 129 years, and we have operated it since January 2016 during which time we have perfected and refined the tungsten processing process. The Company has operated gravity-based processing for several decades, providing the opportunity to incrementally improve and optimize recovery performance. As a result, the process achieves consistent tungsten recoveries and also yields additional by-products, including tin and copper. Because tungsten is brittle, the ability to precisely grind material is critical and our expertise in this regard has led to high quality oxide and favorable pricing of our product.

●	Offtake contracts with customers with premium pricing. Since the White House signed executive orders in March and April to increase domestic critical mineral production to support national security, the Department of Defense and related defense programs have aimed to secure a more stable source of tungsten for U.S. programs. We are well-positioned to benefit from these policy changes as we have secured several floor-priced tungsten offtake agreements, including a 15-year agreement with Global Tungsten & Powders Corp. (“GTP”), which is part of the Plansee Group, and a second agreement with Metal-Tech Ltd. (“Metal-Tech”) to process material for Tungsten Parts Wyoming, Inc. (“TPW”) solely for U.S. defense programs. We supply tungsten to metals processors and tungsten product manufacturers for defense applications, as well as for the tooling, electronics and other industrial sectors, with a diversified customer base focused across the U.S., E.U. and Japan.

●	Secure and Vertically Integrated Supply Chain. All our operations are in NATO or allied nation countries, securing supply agreements for customers in the U.S., Korea, Japan, and the EU. It is anticipated that future vertically integrated production of nano tungsten oxide at the Tungsten Oxide Facility will reduce processing times and transportation costs.

●	Structured Development Path. The Sangdong Mine provides a clear growth path for the Company, including through a floor-priced offtake agreement with a U.S. defense contractor, and a US$75.1 million government-backed project financing facility provided KfW IPEX-Bank. The project is further supported by a feasibility study prepared in accordance with NI 43-101, validated environmental assessments, and equipment performance guarantees from Metso, the Company’s primary plant supplier.

8

Our Growth Strategy

We are building a leading vertically-integrated supply chain for tungsten — serving the strategic needs of Western defense industries, as well as semiconductors, energy and other industrial applications.

Our strategy is centered on growth through production scale, vertical integration, and jurisdictional alignment with U.S. and allied governments. With increasing public and private sector demand for reliable sources of critical minerals, we are executing a phased, capital-efficient roadmap to scale high-purity production, downstream processing, and market penetration.

Major aspects of our growth strategy include:

●	Complete Redomiciling to U.S. Almonty intends to relocate its corporate domicile to Delaware to benefit from the U.S.’s robust regulatory framework for critical minerals like tungsten and molybdenum and align Almonty’s corporate structure with the location of a significant portion of our shareholder base. In February 2025, we announced that the holders of Common Shares voted to approve Almonty’s proposed continuance from Canada to the State of Delaware, USA.

●	Commencing Production at the Sangdong Mine (“Phase I”). The Sangdong Mine is fully permitted, and we expect to complete construction in the second half of 2025, leveraging existing infrastructure with long-lead time equipment already delivered. We expect to commence production in the second half of 2025 and have already secured offtake contracts for a significant proportion of the expected production capacity from Phase I. At full scale, Phase I is expected to produce 230,000 MTUs of tungsten trioxide (“WO3”) concentrate annually.

●	Expanding production at the Sangdong Mine (“Phase II”). We have the opportunity to significantly increase the throughput capacity at the Sangdong Mine—from 640,000 tonnes to approximately 1.2 million tonnes per annum. This expansion is fully permitted under existing Phase I approvals, and during the development of Phase I, some components have been built which may support a higher throughput or expansion. It is expected that, subject to positive operating results from Phase I and prevailing market conditions, Phase II could be advanced as early as 2026. The Phase II expansion is expected to unlock scale economies and support margin enhancement.

●	Securing offtake contracts with new customers. The Company is continuously in the process of seeking additional potential offtake partners and evaluating new opportunities to expand our commercial partnerships. As we increase our production, we expect to sign new offtake contracts with customers with favorable economics. These offtake contracts are anticipated to primarily supply tungsten to customers for defense and military applications.

●	Develop Tungsten Oxide Facility. Almonty is assessing a potential vertical integration opportunity through the development of a nano tungsten oxide downstream processing plant in South Korea, near the Sangdong Mine (the “Tungsten Oxide Facility”), with operations targeted to begin in 2028, to provide high-purity tungsten oxide for defense, semiconductors, and EV applications.

●	Additional molybdenum opportunity. In addition to tungsten, Almonty also has a molybdenum project with significant Inferred Mineral Resources on a separate property adjacent to the tungsten orebody at the Sangdong Mine. Additionally, Almonty has already secured an offtake agreement for 100% of material with SeAH, which is a major processor of molybdenum products in South Korea and is constructing a $110 million manufacturing facility in Texas.

●	Panasqueira Mine Expansion (Portugal). Almonty is planning an extension of the Panasqueira Mine, with the potential to extend the life of the mine and significantly increase production capacity. Key objectives of this extension include increased ore throughput and improved average head grade, while continuing to serve customers who rely on the mine’s concentrate.

Corporate Information

The Company was incorporated on September 28, 2009 under the Business Corporations Act (British Columbia) and is continued under the Canada Business Corporation Act effective March 27, 2012. Our principal executive offices are located at 100 King Street West, Suite 5700, Toronto, Ontario M5X 1C7, Canada, and our telephone number is (647) 438-9766. Our website address is www.almonty.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein. We have included our website address in this prospectus solely for informational purposes. Our agent for service of process in the United States is CT Corporation System, and its telephone number is (212) 894-8940.

9

THE OFFERING

Size of Offering	US$90,000,000

Common Shares offered	20,000,000 Common Shares

Common Shares to be outstanding immediately after this Offering	215,860,805 Common Shares

Offering price	US$4.50

Underwriters’ option	We have granted the Underwriters an option for a period of 30 days after the date of this prospectus to purchase up to 3,000,000 Additional Shares. See “Plan of Distribution”.

Use of proceeds	We estimate that the net proceeds to us from this Offering, after deducting underwriting discounts and estimated Offering expenses, will be approximately US$81.7 million. We intend to use the net proceeds of this Offering as follows:

	●	Approximately US$69.4 million for the development of the Tungsten Oxide Facility; and
	●	the remainder for working capital and other general corporate purposes.

See “Use of Proceeds”.

Risk factors	See “Risk Factors” and other information included or incorporated by reference in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Common Shares.

Proposed NASDAQ symbol	We have applied to have our Common Shares listed on the NASDAQ under the symbol “ALM”.

TSX, ASX, FSE and OTCQX symbols	Our Common Shares are listed and posted for trading on the TSX under the trading symbol “AII” and on the ASX under the trading symbol “AII” (in the form of CDIs, with each CDI representing a single Common Share), and are trading on the FSE under the trading symbol “ALI”, and on the OTCQX under the trading symbol “ALMTF.” Upon and subject to receipt of all requisite approvals and the commencement of trading of the Common Shares on the NASDAQ, trading of the Common Shares on the OTCQX will cease.

The number of Common Shares to be outstanding after the Offering is based on 195,860,805 Common Shares outstanding as of July 10, 2025. Unless otherwise indicated or context otherwise requires, in this prospectus the number of Common Shares to be outstanding after this Offering includes 20,000,000 Common Shares to be issued and sold by us in this Offering (assuming no exercise of the Underwriters’ option to purchase up to 3,000,000 Additional Shares), but excludes:

●	15,897,956 Common Shares issuable upon the exercise of outstanding Common Share options at a weighted average exercise price of C$1.41 per share;

●	3,366,661 Common Shares issuable upon the exercise of outstanding Restricted Share Units at a weighted average exercise price of C$1.63 per share;

●	18,068,716 unallocated Common Shares reserved for future issuance under our Omnibus Equity Incentive Plan dated effective as of April 30, 2025, the Third Amended and Restated Incentive Stock Option Plan or the Restricted Share Unit Plan;

●	25,482,088 Common Shares issuable upon the exercise of convertible debentures at a weighted average exercise price of C$1.06 per share; and

●	17,789,846 Common Shares issuable upon the exercise of warrants and CDI options at a weighted average exercise price of C$1.33 per share.

Unless otherwise indicated, this prospectus:

●	assumes no exercise of the Underwriters’ option to purchase up to an additional 3,000,000 Common Shares; and

●	reflects the Share Consolidation.

10

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The following tables set forth our summary consolidated financial information for the fiscal years ended December 31, 2024 and 2023 and for the three months ended March 31, 2025 and 2024. You should read the following summary consolidated financial information in conjunction with, and it is qualified in its entirety by reference to, our historical consolidated financial information and other information provided in this prospectus, including “Risk Factors”, “Consolidated Capitalization”, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

This summary consolidated financial information is derived from our audited consolidated financial statements for the years ended December 31, 2024 and 2023 and our unaudited interim condensed consolidated financial statements for the three months ended March 31, 2025 and 2024, which appear elsewhere in this prospectus and are presented in Canadian dollars. The historical results set forth below are not necessarily indicative of the results to be expected in future periods and our results for the three-month period ended March 31, 2025 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2025 or any other interim periods or any future period. Our consolidated financial statements have been prepared in accordance with IFRS.

	Three months ended	Three months ended
	31-Mar-25	31-Mar-24
	$’000	$’000
Gross Revenue	7,908	7,824
Mine production costs	6,588	6,665
Care and maintenance	280	263
Depreciation and amortization	288	290
Income from mining operations	752	606

General and administrative costs	3,406	1,475
Non-cash compensation costs	851	392
Loss before the under noted items	(3,505)	(1,261)

Interest expense	1,206	1,423
Loss on valuation of embedded derivative liabilities	2,909	81
Foreign exchange loss	1,100	903
Tax provision	92	5
Loss before other item	(8,812)	(3,673)

Loss on valuation of warrant liabilities	25,810	109

Net loss for the period	(34,622)	(3,782)
Pro forma income (loss) per share – basic (1)	$(0.20)	$(0.03)
Pro forma income (loss) per share – diluted (1)	$(0.20)	$(0.03)
Dividends	-	-

Cash flows provided by (used in) operating activities	(4,401)	(1,121)
Cash flows provided by (used in) investing activities	(7,802)	(7,368)
Cash flows provided by (used in) financing activities	21,423	3,144

(1)	As adjusted figures are adjusted to reflect the Share Consolidation.

The table below presents our summary consolidated statement of financial position as at March 31, 2025:

●	on an actual basis; and

●	on an as adjusted basis to give effect to the issuance and sale of Common Shares by us in this Offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The summary unaudited as adjusted consolidated statement of financial position is for information purposes only and does not purport to indicate consolidated statement of financial position information as of any future date.

	31-Mar-25		31-Dec-24
	Actual	As Adjusted	Actual	As Adjusted
	$’000	$’000	$’000	$’000
Cash	16,985	128,763	7,830	119,608
Total assets	279,041	390,819	256,349	368,127
Long-term debt	171,612	171,612	158,022	158,022
Shareholders’ equity	18,102	129,880	39,073	150,851

Other
Pro forma outstanding shares (’000) (1)	188,521	208,521	176,947	196,947
Pro forma weighted average outstanding shares (’000)
Basic (1)	184,210	204,210	169,357	189,357
Fully diluted (1)	184,210	204,210	169,357	189,357

(1)	As adjusted figures are adjusted to reflect the Share Consolidation.

11

RISK FACTORS

The Company operates in the mining industry, which is subject to numerous significant risks that can influence profitability. Investing in our securities involves a high degree of risk. In addition to the other information included or incorporated by reference in this prospectus, potential investors and readers should carefully consider the risk factors set out below which the Company believes to be the most significant and that could have a material impact on its current and future operations. If any of the following risks actually occur, our business, financial condition, financial performance and prospects could materially suffer. As a result, the trading price of our securities, including our Common Shares, could decline, and you might lose all or part of your investment. The risks and uncertainties set out below or elsewhere in this prospectus and the documents incorporated by reference herein are not the only ones facing the Company. Risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, financial performance and prospects. You should also refer to the other information set forth or incorporated by reference in this prospectus, including our consolidated financial statements and related notes and the risk factors discussed under the heading “Risk Factors” in the Company’s most recently filed annual information form, available on the System for Electronic Data Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.com and on the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”) at www.sec.gov as such risk factors may be modified herein. The risks discussed below also contain forward-looking statements, and our actual results may differ materially from those discussed in these forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements”.

Financial Risks

Ability to Continue as a Going Concern

The Company faces risks related to its ability to continue as a going concern. The Company’s financial stability is contingent upon its ability to manage substantial long-term debt, secure additional financing, and generate sufficient cash flows from its operations. Notably, the Company’s operations and development projects, including the Sangdong Mine, are capital-intensive and subject to various risks, including delays, cost overruns, and regulatory challenges. Any adverse developments in these projects could impact the Company’s cash flow and ability to meet its financial obligations. While the Company has been actively managing its financial position and securing necessary financing to support its operations and its current forecast indicates that it will have sufficient cash flows from operations and from financings to continue as a going concern and settle obligations as they come due, any changes in these estimates or adverse developments in the Company’s operations or financing activities could materially impact its ability to continue as a going concern.

Negative Cash Flows From Operations

In its most recently completed financial year, the Company has sustained net losses from operations and has had a negative cash flow from operating activities of $7.498 million. The Company continues to have negative operating cash flow from operations of $4.4 million as at March 31, 2025. It is highly likely the Company may have negative cash flow in any future period and as a result, the Company will need to use available cash, including proceeds to fund any such negative cash flow. The Company believes that, after receiving the proceeds from the Offering, it will have sufficient funds to operate and advance its business objectives and key milestones for a period of at least twelve months. The proceeds from the Offering are expected to fund the Company’s development of the Tungsten Oxide Facility. The Company expects that the operations at the Tungsten Oxide Facility could begin in 2028.

The Company anticipates increased cash flow from operating activities once production begins at the Sangdong Mine, meaning any delay would impact our ability to be cash flow positive. The Company may, in the future, seek further financing through long-term debt from financial institutions, debt or equity financing though capital markets, or private placements. The availability of this capital is subject to general economic conditions and lender and investor interest in the Company’s projects and there can be no assurance that additional capital or financing will be available if needed or that, if available, the terms of such financings will be acceptable to the Company. Any changes in these estimates or adverse developments in the availability of capital could materially impact the Company’s financial performance and results of operations.

12

Weaknesses in Disclosure Control and Procedures and Financial Disclosures

In its assessment of the effectiveness in internal control over financial reporting as of December 31, 2019, the Company determined it had ineffective design and implementation of internal controls over the financial statement close and disclosure process, including regarding assertions about the completeness, existence and accuracy of the financial information. Due to this material weakness, management concluded that ICFR was not effective as of December 31, 2019.

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the annual or interim financial statements will occur and not be detected by management before the financial statements are published. Controls can potentially be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the control. The design of any system of controls is also based on part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

In light of the aforementioned material weakness, management conducted a thorough review of all significant or non-routine adjustments for the fifteen months ended December 31, 2019, for the year ended December 31, 2020, for the year ended December 31, 2021, for the year ended December 31, 2022, for the year ended December 31, 2023, for the year ended December 31, 2024 and for the three months ended March 31, 2025. As a result of this review, management believes that there were no material inaccuracies or omissions of material fact and, to the best of its knowledge, believes that the consolidated financial statements for the fifteen months ended December 31, 2019, for the year ended December 31, 2020, for the year ended December 31, 2021, for the year ended December 31, 2022, for the year ended December 31, 2023, for the year ended December 31, 2024 and for the three months ended March 31, 2025 fairly present in all material respects and the financial condition and results of operations for the Company in conformity with IFRS.

The Company cannot be certain that all material weaknesses in its disclosure control and procedures and internal control over financial reporting have been identified, and, as such, the Company continues to evaluate and, as necessary, implement additional remediation measures. The Company’s current controls and procedures and any new controls and procedures that we develop may also become inadequate because of various factors, including changes in our business and increased complexity resulting from any international expansion. Any failure to develop or maintain effective controls and procedures or any difficulties encountered in their implementation or improvement could result in the Company’s inability to produce accurate financial statements on a timely basis, could increase the Company’s operating costs and harm our business, could result in the Company’s failure to meet our reporting and / or listing obligations, could result in a restatement of the Company’s financial statements for prior periods, could undermine investor confidence in us and could adversely affect the trading price of the Company’s Common Shares. In addition, investors’ perceptions that the Company’s internal controls and procedures are inadequate or that we are unable to produce accurate financial statements on a timely basis may harm the Company’s stock price.

The Company is actively progressing a structured internal control enhancement initiative throughout the third quarter of 2025, aimed at strengthening the Company’s compliance with disclosure controls and procedures and internal control over financial reporting requirements. This initiative builds on previously identified areas for improvement and reflects management’s ongoing commitment to internal governance and financial reporting integrity.

The Company is currently working through a series of targeted remediation measures, including:

1.	realignment and formalization of control ownership across finance and reporting functions;
2.	enhancement of review and approval protocols for significant and non-routine transactions;
3.	improved documentation and validation of control activities related to complex estimates and manual adjustments; and
4.	strengthened segregation of duties through increased staffing and realigned responsibilities.

These core remediation activities are expected to be substantially completed during the third quarter of 2025. A detailed update on the final remediation plan—including the actions taken, remaining items (if any), and supporting implementation timelines—will be provided in the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ending December 31, 2025.

The Company remains committed to continuous improvement in its control environment and to ensuring a sustainable and transparent financial reporting framework going forward.

Price of Metals

The Company’s earnings are directly related to commodity prices, as revenues are derived from the sale of tungsten. In common with other commodities, tungsten markets are cyclical and may be volatile.

Almonty’s policy is to maintain exposure to commodity price movements at its mining operations. The Company sells WO3 concentrate that is denominated in US$ per MTU. Every +/- US$10.00 movement in the average price of one (1) MTU of European APT as quoted on the Fastmarkets MB exchange impacts the Company’s revenue by +/- approximately US$8.00 per MTU of WO3 concentrate.

Tungsten prices fluctuate and are affected by factors including demand from industrial sectors such as defense, aerospace, and energy, international economic and political trends, expectations of inflation, expectations of economic activity, the exchange rate of the U.S. dollar to other major currencies, political and economic conditions including international trade disputes and the imposition of tariffs, interest rates, global or regional consumption and demand patterns, speculative activities and increased production due to improved mining and production methods, production costs in major tungsten-producing regions, speculative positions taken by investors or traders in tungsten, wars and other conflicts, changes in supply and changing investor or consumer sentiment (including in connection with the transition to a low-carbon economy, investor interest in cryptocurrencies and other investment alternatives) as well as competition from alternative materials, all of which are beyond the Company’s control. Tungsten prices may also be negatively affected by any slowing of the global economy, increases in exports from one market economy countries, notably China, unfavourable shifts in tungsten demand in key markets such as Asia, Europe, and North America, and the release of tungsten concentrate onto the market from the U.S. National Defence Stockpile. The aggregate effect of these factors is impossible to predict with accuracy. There is thus no assurance that a profitable market will continue to exist for the sale of tungsten. Fluctuations in tungsten prices may materially adversely affect the Company’s financial performance or results of operations. If the market price of tungsten concentrate falls below the Company’s realized or anticipated all-in sustaining costs per MTU of production at one or more of its mines, projects or other properties and remains so for any sustained period, the Company may experience losses and/or may curtail or suspend some or all of its mining, exploration or development activities at such mines, projects or other property or at other mines or projects. A fall in the market price of tungsten concentrate may affect the Company’s ability to generate positive cash flow from operations. The Company’s current mine plans and mineral reserve and mineral resource estimates for the Sangdong Mine are generally based on an APT price of US$450 per MTU. If the price of tungsten falls below such level, the Sangdong Mine may be rendered uneconomic and production may be suspended. In addition, lower tungsten prices may require the mine plans to be changed, which may result in reduced production, higher costs than anticipated, or both, and the estimate of mineral reserves for the Sangdong Mine and Mineral Resources may be reduced. Also, increased volatility in the price of tungsten may result in the Company delaying or abandoning some of its growth projects.

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From time to time, the Company enters into supply agreements with customers which fix the price of the product its sells for periods of time the Company deems appropriate.

Economic Dependency

Although the Company sells its tungsten concentrate to Japanese, European and North American customers, the majority of the revenue earned by the Company’s current operations are derived from sales to two customers and their affiliates under short-term supply agreements for the minerals produced at the Panasqueira Mine (the “Panasqueira Customers”). Beralt Tin & Wolfram (Portugal), S.A. (“BTW”), an indirect wholly-owned subsidiary of the Company, is a party to such agreements, which are typically renewed on an annual basis. The Company has also entered into an amended off-take agreement, originally dated March 12, 2018, (the “Amended Off-Take Agreement”) with GTP for the tungsten concentrate to be mined and processed at the Sangdong Mine. Almonty is economically dependent on the revenue received from the Panasqueira Customers in order to be able to meet its current obligations, and will be economically dependent on the revenue received from GTP pursuant to the Amended Off-Take Agreement once the Sangdong Mine reaches commercial production. There is no guarantee that Almonty would be able to find alternative customers on terms similarly advantageous in the future should the Panasqueira Customers or GTP cease operations or become unable to pay Almonty.

Currency Risk

Fluctuations in foreign currency exchange rates may adversely affect the Company’s results of operations.

The Company’s operating results and cash flow are significantly affected by changes in exchange rates. BTW operates in Portugal, which uses Euros (€) as its functional currency. Its output is a commodity that is primarily priced in U.S. dollars which is different than the functional currency of the Company and its subsidiaries, and the Company and its subsidiaries may also incur costs or obtain indebtedness in a currency that is different from their functional currency. Additionally, Daytal Resources Spain, S.L. (“Daytal”)’s current care and maintenance expenses, as well as any potential future operating costs, are primarily denominated in Euros, which exposes the Company to currency fluctuations between the Euro and its reporting currency. Almonty’s functional currency is the Canadian dollar but it advances funds to subsidiaries in the functional currency of the subsidiary to which funds are advanced. As such, the Company’s financial performance can be significantly affected by movements in various currencies (C$, US$, € and South Korean won (“KRW”)).

The U.S. dollar/Canadian dollar exchange rate has fluctuated significantly over the last several years. From January 1, 2020 to December 31, 2024, the U.S. dollar/Canadian dollar exchange rate (as reported by the Bank of Canada) fluctuated from a high of C$1.45 per US$1.00 to a low of C$1.20 per US$1.00. Historical fluctuations in the U.S. dollar/Canadian dollar exchange rate are not necessarily indicative of future exchange rate fluctuations.

In addition, the majority of the Company’s operating costs at the Panasqueira Mine as well as the care and maintenance costs at the Los Santos Mine are incurred in euros, and a significant portion of development costs at the Sangdong Mine are incurred in Korean won. Each of these currencies has also fluctuated significantly against the U.S. dollar over the past several years. The Company may engage in mitigating transactions to limit its exposure to such risks, but there can be no assurance that any mitigating strategy will, if entered into, be successful. There can be no assurance that foreign exchange fluctuations will not materially adversely affect the Company’s financial performance and results of operations.

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Fluctuation in Interest Rates

Almonty’s exposure to the risk of changes in market interest rates relates to cash at banks and long-term debt with a floating interest rate. Of its long-term debt, $130,986,000 is subject to floating interest rates and $37,608,000 is subject to fixed interest rates. A portion of its floating rate debt totalling $24,110,000 is subject to a fixed spread over the 6- and 12-month Euro Interbank Offered Rate (Euribor) rates. A change of 100 basis points (1%) in the rates would result in a $241,000 change in annual interest costs. The remaining floating rate debt of $106,876,000 is based on a fixed spread over the 3-month secured overnight financing rate (SOFR). A change of 100 basis point (1%) in the 3-month SOFR rate would result in a $1,069,000 change in annual interest costs. All figures are provided in this risk factor are as at December 31, 2024.

The Company may in the future become a borrower of an additional material amount of funds or repay its existing outstanding long-term debt at any time without penalty. The Company’s primary operations are located in South Korea, Spain, and Portugal. The ongoing uncertainty in the financial markets may have a negative impact on both the Company’s future borrowing costs and its ability to obtain debt financing.

Inflation

The Company is also affected by inflationary pressures. Inflation rates in the jurisdictions in which the Company operates have increased significantly since 2021. A significant portion of the upward pressure on prices has been attributed to the rising costs of labour and energy. These inflationary pressures have affected the Company’s labour, commodity and other input costs and such pressures may or may not be transitory. Any continued inflation or increase in the inflation rate for the Company’s inputs, including as a result of increased tariffs affecting countries in which the Company operates or that are part of the Company’s supply chains may have a material adverse effect on the Company’s operating costs, capital expenditures for the development of its projects as well as its financial condition and results of operations.

Tax-Related Risks

The Company operates in multiple jurisdictions with varying tax regimes, and its global operations may expose it to changes in tax laws and interpretations that could adversely affect profitability. The effective tax rate may change from year to year based on a multitude of factors. Changes to international, regional, or local tax regulations, including transfer pricing, withholding taxes, and corporate tax rates, may result in higher effective tax rates or unexpected tax liabilities. Furthermore, the classification of income from foreign jurisdictions, such as South Korea, Spain, and Portugal, could impact the Company’s cash flow and financial reporting.

The Company also enters into transactions and arrangements in the ordinary course of business in which the tax treatment is not entirely certain. The Company must therefore make estimates and judgments in determining its consolidated tax provision. The final outcome of any audits by taxation authorities may differ from estimates and assumptions used in determining the consolidated tax provisions and accruals. This could result in a material effect on income tax provision, financial position and the net income/loss for the period in which such determinations are made. See “Risks Related to Almonty’s Redomiciling to the United States—Canadian Corporate Tax Risk.”

Default Risk

The Company’s term loans and convertible debentures include various positive and negative covenants as well as cross-default clauses. Events beyond the Company’s control, including changes in general economic and business conditions and global health crisis or pandemics may affect the Company’s ability to satisfy these covenants, which could cause several defaults in the event the Company is in default on any of its loan agreements.

In addition, as of the date of this prospectus, the Company has pledged certain of its assets as security in order to obtain additional capital through loans.

Should Almonty fail to comply with its covenants, pay any outstanding amount or remedy an event of default (as defined under the loan agreements), the lender may, among other things, have the right to demand immediate repayment of the outstanding debt or to seize and dispose of the secured assets.

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Future Financing

The success of exploration programs, development programs and other transactions related to concessions could have a significant impact on the need for capital. If Almonty decides to develop one of its properties, it must ensure that it has access to the required capital. The Company could finance its need for capital by using working capital, by arranging partnerships or other arrangements with other companies, through equity financing, by taking on short-term and/or long-term debt or any combination thereof. To fund its future growth plans, the Company may become dependent on securing the necessary capital through loans or permanent capital. The availability of this capital is subject to general economic conditions and lender and investor interest in the Company’s projects and there can be no assurance that additional capital or financing will be available if needed or that, if available, the terms of such financings will be acceptable to the Company. To facilitate the availability of capital, the Company maintains an investor relations program to inform all shareholders and potential investors of the Company’s developments.

Liquidity and Level of Indebtedness

As of December 31, 2024, Almonty had cash and cash equivalents of approximately $7.8 million (including $2.17 million of restricted cash solely for use on the Sangdong Mine development project) and total liabilities of approximately $217.2 million, including $151.2 million of secured debt and $14.8 million of unsecured convertible debentures. As at March 31, 2025, the Company held cash and receivables of $20.2 million (of which $3.5 million represented cash restricted for use for the development of the Sangdong Mine) and a working capital deficiency of $16.7 million. Although Almonty has been successful in repaying liabilities in the past and issuing new debt securities, there can be no assurance that it can continue to do so. In addition, Almonty may assume additional liability in future periods or reduce its holdings of cash and cash equivalents in connection with funding future acquisitions, existing operations, capital expenditures, dividends or in pursuing other business opportunities.

The Company’s level of indebtedness could have important consequences for its operations, including:

●	Almonty may need to use a large portion of its cash flow to repay the principal and pay interest on its debt, which will reduce the amount of funds available to finance its operations and other business activities; and
●	Almonty’s debt level may limit its ability to pursue other business opportunities, borrow money for operations or capital expenditures in the future or implement its business strategy.

As of December 31, 2024, Almonty had approximately $21.8 million in long-term debt maturing by the end of 2025.

In addition to future cash flow from operations, potential divestment and the creation of new joint ventures and partnerships, Almonty’s potential other sources of liquidity for the payment of its expenses and principal and interest payable on its debt in 2025 include issuing additional equity or unsecured debt. Almonty’s ability to reduce its indebtedness and meet its payment obligations will depend on its future financial performance, which will be impacted by financial, business, economic and other factors. Almonty will not be able to control many of these factors, such as economic conditions in the markets in which it operates. Almonty cannot be certain that its existing capital resources and future cash flow from operations will be sufficient to allow it to pay principal and interest on Almonty’s debt and meet its other obligations. If these amounts are insufficient or if there is a contravention of its debt covenants, Almonty may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity. The ability of Almonty to access the bank, public debt or equity capital markets on an efficient basis may be constrained by a dislocation in the credit markets and/or capital and/or liquidity constraints in the banking, debt and/or equity markets at the time of issuance.

Almonty is also exposed to liquidity and various counterparty risks including, but not limited to: (i) Almonty’s lenders and other banking counterparties; (ii) Almonty’s insurance providers; (iii) financial institutions that hold Almonty’s cash; (iv) companies that have payables to Almonty; and (v) companies that have received deposits from Almonty for the future delivery of equipment.

Foreign Subsidiaries

All of Almonty’s business is carried on through its foreign subsidiaries. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, including restrictions or costs on dividends or repatriation of earnings under applicable local law or any tax obligations, monetary transfer restrictions and foreign currency exchange regulations in the jurisdictions in which the subsidiaries operate or are incorporated, could restrict the Company’s ability to fund its operations and projects efficiently and the Company’s growth may be inhibited unless it is able to obtain additional equity or debt financing on acceptable terms. In the event of a subsidiary’s liquidation, the Company may lose all or a portion of its investment in that subsidiary. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on Almonty’s valuation and stock price.

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Risks Relating to the Development of the Sangdong Mine

Uncertainties and Risks Relating to the Start-Up of the Sangdong Mine

The Company’s ability to maintain current, or achieve forecast, tungsten production levels is dependent on the successful development and potential expansion of the Sangdong Mine. There are many risks and unknowns inherent in all projects. For example, the economic feasibility of projects is based upon many factors, including:

●	the accuracy of mineral reserve estimates;
●	metallurgical recoveries;
●	capital and operating costs of such projects;
●	the timetables for the construction, commissioning and ramp-up of such projects and any delays or interruptions;
●	the reliability of construction designs and accuracy of engineering;
●	changes in scope;
●	the ability to manage large-scale construction; and
●	the future prices of commodities.

Unforeseen circumstances, including those related to the amount and nature of the mineralization at the development site, technological impediments to extraction and processing, legal requirements, governmental intervention, infrastructure limitations, transport issues, environmental issues, and local community relations or other events, could result in the development of the Sangdong Mine becoming impractical or uneconomic. Further, actual costs and economic returns may differ materially from the Company’s estimates, or the Company may fail or be delayed in obtaining the governmental permits and approvals necessary in connection with the project, in which case, the project may not proceed either on its anticipated timing or at all.

Frequently, new and/or expanded mining operations experience unexpected problems during the start-up phase, and delays can often occur prior to production reaching its expected steady state levels. The Company may also experience actual capital and operating costs and operating results that differ materially from those anticipated. In addition, experience from actual mining or processing operations may identify new or unexpected conditions that could reduce production below, or increase capital or operating costs above, current estimates. Accordingly, the Company cannot provide assurance that its activities will result in profitable mining operations at the Sangdong Mine.

Financing Risk

The development of the Sangdong Mine is heavily reliant on a US$75.1 million senior secured term loan facility from KfW IPEX-Bank (“KfW”), a government-backed lender that operates as part of the German state-owned KfW Group. The loan bears interest at the rate of SOFR plus 2.3%, capitalized quarterly, with repayment of principal quarterly over a 6.25-year period commencing six months subsequent to the commencement of the mine’s ramp-up period.

Any delays in the achievement of production at the Sangdong Mine could impact the Company’s ability to comply with its repayment obligations under the KfW loan facility. The Company may also be unable to comply with its repayment obligations in the event of lower-than-expected metallurgical recoveries or future commodity prices.

Construction Risks

As a result of the substantial expenditures involved in development projects, developments are prone to material cost overruns versus budget. The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project.

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Construction costs and timelines can be impacted by a wide variety of factors, many of which are beyond the control of the Company. It is common in new mining operations to experience such unexpected costs, problems and delays during construction, development and mine start-up. These include, but are not limited to, weather conditions, ground conditions, performance of the mining fleet, availability of appropriate material required for construction, availability and performance of contractors and suppliers, delivery and installation of equipment, design changes, accuracy of estimates and availability of accommodations for the workforce.

Project development schedules are also dependent on obtaining the governmental approvals necessary for the operation of a project. The timeline to obtain these government approvals is often beyond the control of the Company. A delay in start-up or commercial production would increase capital costs and delay receipt of revenues.

Off-Take Agreement

The Company has entered into the Amended Off-Take Agreement with GTP for the tungsten concentrate to be mined and processed at the Sangdong Mine. The Amended Off-Take Agreement has a term of 10 years and, based upon current pricing models and subject to the terms and conditions of the agreement, the Amended Off-Take Agreement could provide more than US$575 million in revenues over a 15-year period. The realization of the benefits of the Amended Off-Take Agreement is contingent upon Almonty’s ability to meet its obligations to deliver tungsten concentrate in accordance with the terms of the agreement. Any failure to comply with the obligations under the Amended Off-Take Agreement, including failure to deliver the required quantities or quality of tungsten concentrate, could result in penalties, reduced revenues, or the termination of the agreement. The variable costs of shipping and production over the term of the contract may also affect the profitability of the agreement. Fluctuations in these costs may be influenced by factors such as fuel prices, labour costs, and regulatory changes. GTP’s failure to purchase the tungsten concentrate as agreed may also have a material impact on Almonty’s revenue. As a result, there is no guarantee that the Company will realize the revenues contemplated under the terms of the Amended Off-Take Agreement.

Availability of Infrastructure

The continued development of the Sangdong Mine will require access to and an ability to maintain adequate and reliable infrastructure, including roads, power sources and water systems. If the required infrastructure is not readily available, it may have to be built, and there is no assurance that it can be built in a timely manner or at all. There is no assurance that the Company can access and maintain the infrastructure needed, or, where necessary, obtain rights of way, government authorizations and permits to construct, or upgrade the same at a reasonable cost, in a timely manner, or at all. Access to infrastructure may also be interrupted by natural causes, such as drought, floods, earthquakes, landslides and other weather phenomena, or man-made causes, such as blockades, sabotage, conflicts, government issues, political events, protests, rationing or competing uses, as well as global pandemics.

Inadequate, inconsistent or costly infrastructure could compromise many aspects of the project’s feasibility, viability and profitability, including, but not limited to the construction schedule, capital and operating costs.

Availability of Skilled Labour

The continued development of the Sangdong Mine will depend on the availability of a skilled workforce, including, but not limited to, mining and mineral, metallurgical and geological engineers, geologists, environmental and safety specialists, and mining operators to explore and develop the project. Inadequate access to an available skilled workforce could compromise many aspects of the project’s feasibility, viability and profitability, including, but not limited to, the construction and production schedules, capital and operating costs.

Technological and Innovation Risk

The development and operation of the Sangdong Mine involve advanced technologies, such as the Mine Safety DX technology developed with Korea Telecom (KT). The successful implementation of this technology relies on the integration of advanced communication infrastructure. Any technical issues or delays in installation and operation could hinder communication and monitoring capabilities. This could lead to operational disruptions, increased costs, and production delays, negatively impacting the profitability of the Sangdong Mine.

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Risks Relating to the Tungsten Oxide Facility

Project Financing and Capital Cost Overrun Risk

The Company has not yet secured all of the financing required to construct and commission its projected development of the Tungsten Oxide Facility. While a non-binding letter of intent has been entered into with KfW for up to $50 million in project financing, the finalization of this financing facility and any additional required funding remains subject to various conditions including due diligence, negotiation of definitive agreements and satisfaction of conditions precedent, such as receipt of all necessary permits.

The estimated capital cost of the Tungsten Oxide Facility is based on preliminary engineering studies and may be subject to significant change as the project advances. Unanticipated increases in construction, equipment, labor, or regulatory compliance costs could result in a funding shortfall. There can be no assurance that the Company will be able to secure the necessary project financing on acceptable terms or at all. Failure to obtain sufficient financing or to control capital costs could delay, suspend, or prevent the construction and commissioning of the Tungsten Oxide Facility, which could have a material adverse effect on the Company’s growth strategy, financial condition, and results of operations.

Execution and Construction Risk

The Tungsten Oxide Facility is a large-scale, technically complex project that remains in the pre-construction stage. The successful completion of the project is subject to numerous risks, including but not limited to: design and engineering challenges, procurement and delivery of specialized equipment, contractor and labor availability, construction delays, cost overruns, and unforeseen technical or environmental issues. Any material delay, technical failure, or increase in costs could adversely affect the project’s economics and the Company’s financial position. There can be no assurance that the Tungsten Oxide Facility will be completed on schedule, within budget, or at all, or that it will operate as intended.

Permitting and Regulatory Risk

The development and operation of the Tungsten Oxide Facility are subject to obtaining and maintaining various permits, licenses, and regulatory approvals from local, regional, and national authorities in South Korea. The permitting process can be lengthy, complex, and subject to change, and there is no guarantee that all necessary approvals will be obtained in a timely manner or at all.

Operational Risks

Production

Almonty prepares estimates of future production, total cash costs and capital costs of production for particular operations. No assurance can be given that such estimates will be achieved. Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on Almonty’s future cash flows, profitability, results of operations and financial condition.

Almonty’s actual production and costs may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to mineral or ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; revisions to mine plans; unusual or unexpected ore body formations; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, increased incidence of extreme weather events, water availability, floods, and earthquakes; and unexpected labour shortages or strikes. Production may also be impacted by delays or inefficiencies in the commissioning or operation of the flotation and chemical processing plant at the Sangdong Mine. Costs of production may also be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade metallurgy, labour costs, the cost of commodities, general inflationary pressures and currency exchange rates.

Accuracy of Mineral Reserve and Mineral Resource Estimates

The mineral reserves and Mineral Resources published by the Company are estimates and no assurance can be given that the anticipated production will be achieved or that the indicated level of recovery of tungsten will be realized. Because Almonty prepared this prospectus in accordance with the disclosure requirements of Canadian securities laws, it contains resource estimates, which are required by NI 43-101. Mineral reserve and mineral resource estimates are often based on tungsten recoveries in small-scale laboratory tests and may not be indicative of the mineralization in the entire orebody and the Company may not be able to achieve similar results in larger scale tests under on-site conditions or during production. Large-scale continuity and character of the Company’s deposits will only be determined once significant additional drilling and sampling have been completed and analyzed. Actual mineralization or formations may be different from those predicted. No assurance can be given that any part or all of Almonty’s Mineral Resources constitute or will be converted into reserves. The ore grade actually recovered by the Company may also differ from the estimated grades of the mineral reserves and Mineral Resources.

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Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites.

Prolonged declines in the market price of tungsten may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and could materially reduce the Company’s mineral reserves. Should such reductions occur, the Company may be required to take a material write-down of its investment in mining properties, reduce the carrying value of one or more of its assets or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. The Company estimates the recoverable amount of long-lived assets and goodwill using assumptions and if the carrying value of an asset or goodwill is then determined to be greater than its actual recoverable amount, an impairment would be recognized by reducing the Company’s earnings. Market price fluctuations of tungsten, as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of Mineral Resources. Short-term factors relating to the mineral reserve, such as the need for orderly development of ore bodies or the processing of new or different grades, the technical complexity of orebody, unusual or unexpected orebody formations, ore dilution or varying metallurgical and other ore characteristics may impair the profitability of a mine in any particular period. Failure to obtain or maintain necessary permits or government approvals, or changes to applicable tax and customs regimes or applicable legislation, could also cause the Company to reduce its mineral reserves.

Mineral resource estimates for properties that have not commenced production or at deposits that have not yet been exploited are based, in most instances, on very limited and widely spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as production experience is gained.

The estimated Mineral Resources and mineral reserves described in this prospectus should thus not be interpreted as assurances of commercial viability or potential or of the profitability of any future operations. Investors are cautioned not to place undue reliance on these estimates.

Competition

The mineral exploration, development and production industry is intensely competitive in all of its phases and the Company must compete in all aspects of its operations with a substantial number of large established mining companies with greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower-cost structures, more effective risk management policies and procedures and/or greater ability than the Company to withstand losses.

There is also a limited supply of desirable mineral properties available for claim staking, leasing, exploration or acquisition in the areas where the Company contemplates conducting activities. Many companies and individuals are engaged in the mining business and, as a result, the competition for these properties is intense. The Company may be at a competitive disadvantage in acquiring ore, talent or mining properties, as it must compete with these companies and individuals, some of which may have greater financial resources and larger technical staff than the Company or be able to leverage synergies that are not available to the Company.

The Company’s competitors may be able to respond more quickly to new laws or regulations or emerging technologies or devote greater resources to the expansion of their operations, than the Company can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Accordingly, there can be no assurance that the Company will be able to compete successfully for new mining properties.

As global efforts to reduce dependency on Chinese tungsten increase, competition among non-Chinese producers may also intensify. This could impact pricing dynamics, market share, and long-term profitability. Failure to maintain cost competitiveness or secure strategic partnerships may adversely affect the Company’s market position.

Dependence on Key Personnel and Employees

Recruiting and retaining appropriately qualified personnel is critical to the Company’s success. The number of persons skilled in the construction, operation, development and exploration of mining properties is limited and competition for such persons is intense. The Company competes with mining and other companies on a global basis to attract and retain employees at all levels with appropriate technical skills and operating experience necessary to operate its mines. Additionally, as we become a larger company and publicly listed in the US, we may be required to recruit additional personnel to assist us in complying with new reporting requirements, listing standards and other applicable rules and regulations. We may not be able to fill new positions or vacancies created by expansion or turnover or attract and retain qualified personnel. Relationships between the Company and its employees may be affected by changes in the scheme of employee relations that may be introduced by relevant government authorities in the jurisdictions that the Company operates. Changes in applicable legislation or in the relationship between the Company and its employees or contractors may have a material adverse effect on the Company’s business, results of operations and financial condition.

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The loss of the services of one or more of such key management personnel, including Lewis Black, the Company’s Chairman, President and Chief Executive Officer, could have a material adverse effect on the Company. The Company’s ability to manage its operating, development, exploration and financing activities will depend in large part on the efforts of these individuals.

The Company believes that it has been successful in recruiting the necessary personnel to meet its corporate objectives but, as the Company’s business activity grows, it will require additional key financial, operational, technical, mining and management personnel, as well as additional staff on the operations side. There can be no assurance that the Company will be able to continue to attract and retain such personnel.

Trade Risks

Geopolitical tensions and trade disputes, particularly those affecting China, Europe, and the United States, may impact the availability and pricing of tungsten. With China accounting for a significant share of global tungsten supply, any changes in laws and regulations, export restrictions, tariffs, or sanctions could create volatility in the market and limit the Company’s ability to source materials or compete effectively.

Since the inauguration of Donald J. Trump as President of the United States of America on January 20, 2025, tariffs have been announced on goods imported to the United States from a lengthy list of countries around the world, including Canada, South Korea, Spain, and Portugal. Almonty has determined that its tungsten ore, concentrates, oxide, and related materials are not subject to these tariffs. The imposition of any tariff on tungsten ore, concentrates, oxide, and related materials produced and sold by the Company and its subsidiaries may adversely affect our business, financial condition and results of operations.

The current US administration has demonstrated a willingness to rapidly and unilaterally alter trade policy, including the imposition, increase, reduction, or removal of tariffs—sometimes at extreme levels and with limited advance notice. This highly dynamic and often unpredictable approach to trade regulation has created significant uncertainty for global markets. The imposition of these tariffs by the US administration, any retaliatory tariffs and the resulting trade disputes between the United States and certain other nations, including China, as well as the effectiveness of the United States-Mexico-Canada Agreement and significant modification or termination of the North American Free Trade Agreement, could have a material adverse effect on international trade, the United States’ economy and the global economy and a multi-country trade war against the US may develop. The economic impact of tariffs or a broader trade war on the Canadian economy, the US economy and the global economy could negatively impact capital markets, commodity prices and our ability to raise funds to undertake capital expenditures. A Canada-US or a broader trade war also has the potential to adversely impact global supply chains and make supplies that are required for the conduct of the Company’s activities more expensive, harder to obtain or unavailable. Scarcity in the global supply chain would likely increase the cost of supplies required generally, which could impair our ability to operate. The indirect effects of tariffs imposed by the US or by counter tariffs in response are difficult to assess, but the potential for continued tariffs represents a risk and may adversely affect our business, financial condition and results of operations. Further, the recent enactment of the One Big Beautiful Bill Act has eliminated certain tax incentives for critical minerals, including tungsten, which may adversely affect our business, financial condition and results of operation.

Supply Chain Disruptions

Natural resource exploration, development, processing and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted. Prolonged disruptions to the procurement of equipment, or the flow of materials, supplies and services to the Company could have an adverse impact on its operating costs, capital expenditures and construction and production schedules. These disruptions may be the result of matters outside of the Company’s control or ability to mitigate, such as from natural disasters, trade disputes, imposition of tariffs, transportation disruptions, economic instability, global pandemics or other health emergencies, international sanctions, including those imposed in the context of the invasion of Ukraine by Russia, and geopolitical concerns, such as the conflicts in the Middle East and ongoing conflict in Ukraine. Supply chain disruptions may also be manifested as rising costs or shortages of certain commodities.

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Raw Materials Cost

Unexpected increases in raw material costs could significantly impair Almonty’s profitability. Almonty’s mining operations use significant amounts of steel, petroleum products and other raw materials in various pieces of mining equipment, supplies and materials. If the price of steel, petroleum products or other input materials increase, Almonty’s operational expenses will increase, which could have a significant negative impact on its profitability.

Energy Supply and Power Grid Reliability

Mining operations are highly dependent on reliable and cost-effective energy supplies. Disruptions to the power grid, including outages, price volatility, or infrastructure failures, could significantly impact production timelines and increase operating costs. Additionally, reliance on regional energy sources may expose the Company to regulatory changes or shortages in energy supply. Any significant disruption to energy availability or cost increases could adversely affect operational efficiency and profitability.

Water Supply and Management

Water is a critical input to the Company’s present and planned mining operations, and the amount of water resources in the regions in which the Company operates requires the Company to consider current and future conditions in its management of water resources. Current and long-term risks include those that arise as a result of the Company’s operations and events that are out of the Company’s control such as extreme weather and other physical risks associated with climate change such as changes in rainfall and water availability.

Changes in the quantity of water in regions where the Company operates, whether excessive or deficient amounts, may affect exploration and development activities, mining and processing operations, water management and treatment facilities, tailings storage facilities, closure and reclamation efforts, and may increase levels of dust in dry conditions and land erosion and slope stability in case of prolonged wet conditions.

Water shortages may also result from environmental and climate events that are out of the Company’s control and ability to manage. For example, inadequate rainfall or the occurrence of drought may stop operations, which could materially affect production. Conversely, excessive rainfall or flooding may also result in operational difficulties, including geotechnical instability, increased dewatering demands, and additional water management requirements. In addition, the Company cannot predict the potential outcome of pending or future legal proceedings or negotiations related to water rights, claims, contracts and uses, which may impact the Company’s operations. The loss of water rights for any of the Company’s mines, in whole or in part, or shortages of water to which the Company has established rights, could impact existing operations or prevent future exploration. Further, laws and regulations may be introduced in the jurisdictions in which the Company operates which could limit its access to sufficient water resources. Additionally, failure to manage water discharge or contamination risks could lead to environmental liabilities and reputational damage.

Any of the foregoing could have a material adverse effect on the Company’s results of operations and financial performance.

Infrastructure and Operational Risks

The Company’s operations depend on the effective maintenance and operation of its mining infrastructure, much of which, in Portugal and Spain, has been in service for many years. Aging infrastructure may result in increased maintenance costs, unexpected equipment failures, or operational disruptions. Additionally, delays or interruptions in the transportation of tungsten concentrate to global markets, whether caused by logistical bottlenecks, weather-related events, or third-party disruptions, could adversely affect operations.

Impairment of Assets

The Company conducts annual impairment assessments of goodwill and, at the end of each reporting period, the Company assesses whether there is any indication that long-lived assets (such as mining properties and plant and equipment) may be impaired. If an indicator of impairment exists, the recoverable amount of the asset is calculated in order to determine if any impairment loss is required. Testing for impairment involves a comparison of the recoverable amount of the cash-generating unit to its carrying value. An impairment charge is recognized for any excess of the carrying amount of the asset group or reporting unit over its recoverable amount. For example, during fiscal 2019, the Company completed the mining of the remaining ore and commenced reprocessing the tailings inventory at the Los Santos Mine. During the period in which tailings were reprocessed, the Company achieved WO3 recovery rates below those previously estimated and, as a result, recorded an impairment of tailings inventory of $5.8 million, representing an adjustment to the lower of cost and net realizable value. As a result of the impairment test performed for fiscal 2019, impairments of $3.3 million and $1 million were recorded to property, plant, and equipment and mineral property acquisition and development, respectively, based on the estimated fair value fewer costs to sell off the remaining property, plant, and equipment at the Los Santos Mine. In addition, as a result of an impairment test performed for fiscal 2021, the Company also recognized an impairment reversal of $4.1 million to tailings inventory related to the Los Santos Mine, based on the estimated lower of cost and net realizable value.

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The assessment for impairment is subjective and requires management to make estimates and assumptions for a number of factors including estimates of production levels, mineral reserves and Mineral Resources, operating costs and capital expenditures reflected in the Company’s life-of-mine plans, as well as economic factors beyond management’s control, such as tungsten prices and observable net asset value multiples. Should management’s estimates and assumptions regarding these factors be incorrect, the Company may be required to realize impairment charges, which will reduce the Company’s earnings. The timing and amount of such impairment charges is difficult to predict.

Risks Related to Property Titles

The acquisition of title to mineral properties is a very precise and time-consuming process. Although the Company has taken reasonable measures to ensure that its property titles are valid, including receiving a title opinion from South Korean counsel with respect to certain mineral rights, there is no certainty that the property titles will not be challenged or questioned. Third parties may have valid claims on underlying portions of the Company’s interests, including prior unregistered liens, agreements, transfers or claims, including land claims to the lands immediately adjacent to the Company’s leased lands, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to conduct its operations on one or more of its properties as currently anticipated or permitted or to enforce its rights in respect of its properties.

Laws and Regulations

The Company’s mining and mineral processing operations, exploration activities and properties are subject to the laws and regulations of federal, provincial, territorial, state and local governments in the jurisdictions in which the Company operates and the receipt of, and compliance with, applicable permits. These laws, regulations and permits are extensive and govern prospecting, exploration, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal and tailings management, toxic substances, environmental protection, mine safety, reporting of payments to governments and other matters. Compliance with such laws, regulations and permits can be extremely time consuming, and may increase the costs of planning, designing, drilling, developing, constructing, operating, managing, closing, reclaiming and rehabilitating mines and other facilities.

Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations. The Company cannot give any assurances that such notices, notices received in the future or other regulatory actions will not result in material fines or require or otherwise result in the Company taking actions that have a material effect on its business, financial conditions or results of operations.

Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws, could have a material adverse effect on Almonty and cause increases in capital expenditures or production costs or reductions in levels of production at producing properties or require abandonment or delays in development of properties.

In addition, current laws and regulations are subject to change from time to time. Any change in laws and government regulations or the implementation of new regulations or the modification of existing regulations affecting the tungsten and the mining industry more generally could require significant expenditures, cause a reduction in the levels of production, or reduce demand for tungsten and other minerals and increase Almonty’s costs, any of which may have a material adverse effect on Almonty’s business, financial condition and results of operations. Changes in these regulations or in their application are beyond the control of Almonty and could adversely affect its operations, business and results of operations.

Licenses and Permits

The Company’s current and anticipated future operations, including further exploration, development and production activities on the Company’s properties, require permits from various national, state/provincial and local governmental authorities. The Company may not be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at their projects. In addition, the grant of required licenses and permits may be delayed for reasons outside the Company’s control. Failure to obtain such licenses and permits on a timely basis, or failure to comply with the terms of any such licenses and permits that the Company does obtain, may adversely affect their respective business as the Company would be unable to legally conduct their intended exploration, development, production of a commercially viable material, processing facility construction or mining work, which may result in increased costs, delay in activities or the Company losing its interest in its mineral properties.

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Mining companies must obtain numerous permits, licenses and approvals that strictly regulate environmental, health, safety, access and other matters in connection with mining. Regulatory authorities exercise considerable discretion in whether or not to issue permits, licenses and approvals and the timing of such issuances. Almonty believes it (or its subsidiaries) presently holds all necessary licenses and permits to carry on the activities at its mineral properties, and that it is presently complying in all material respects with the terms of such licenses and permits. Almonty’s properties may be held in the form of permits, licences and leases and working interests in permits, licences and leases. There can be no guarantee, however, that Almonty or its subsidiaries will be able to obtain and maintain, at all times, all necessary licences and permits required in connection with its mineral properties or any exploration or development activity or to place its properties into commercial production and to operate mining facilities thereon. If Almonty or the holder of any such permit, licence or lease fails to meet the specific requirement of such permit, licence or lease, the permit, licence or lease, as applicable, may terminate or expire. There can be no assurance that any of the obligations required to maintain each permit, licence or lease will be met. The termination or expiration of such permits, licences or leases or the working interests relating to a permit, licence or lease may have a material adverse effect on Almonty’s results of operations and business.

Private individuals and the public at large often possess rights to comment on and otherwise engage in the permitting, licensing and approval processes, including through intervention in the courts. Accordingly, new permits, licenses and approvals required by Almonty to fully exploit its properties may not be issued, or if issued, may not be issued in a timely fashion, or may contain requirements which restrict Almonty’s ability to conduct its mining operations or to do so in a profitable manner.

There is a restoration provision of $3.161 million (December 31, 2023 - $1.205 million) with respect to the Sangdong Mine based on the amount assessed by the relevant local government authorities. Actual costs may exceed the provision amount due to unforeseen circumstances, changes in regulatory requirements, or inaccuracies in the local government authorities’ initial assessment.

In addition to authorizations required in connection with its mineral properties, other mines that may be acquired by Almonty will require governmental authorizations and permits before these properties can be developed and brought into production. Access to such lands for mining purposes may be restricted by present or future legislation. Accordingly, there can be no assurance that Almonty will be able to obtain the necessary authorizations to further develop its mineral properties or other resource properties that it may acquire in the future. To the extent such authorizations are required and not obtained, Almonty may be restricted or prohibited from proceeding with planned exploration, development and production activities.

Mining Risks and Insurance Limitations

Almonty’s exploration, development and mining operations are subject to significant risks beyond the control of management that can delay tungsten mining or delivery, or increase the cost of mining. Such risks include environmental hazards (including relating to regulated substances), industrial accidents, unusual or unexpected rock formations, changes in the regulatory environment, seismicity, cave-ins, rock bursts, rock falls, pit wall failures, flooding and ore losses (from theft or otherwise). Such risks could result in, among other things, damage to, or destruction of, mineral properties or production infrastructures and facilities, personal injury or death, environmental damage, delays in mining, monetary losses and legal liability.

Additionally, risks may arise with respect to the management of tailings and waste rock, mine closure, rehabilitation and management of closed mine sites (whether the Company operated the mine site or acquired it after operations were conducted by others). Additionally, risks may arise with respect to the management of tailings and waste rock, mine closure, rehabilitation and management of closed mine sites (whether the Company operated the mine site or acquired it after operations were conducted by others). While rare, a failure of one of the Company’s large tailing storage facilities, which are effectively large dams that must be engineered, constructed and monitored to assure structural stability and avoid leakages or structural collapse, could lead to property damage, environmental harm, or pose safety risks.

In the course of exploration, development, and production of mineral properties, several risks may be encountered, particularly those involving unexpected or unusual geological or operating conditions. It is not always possible to fully insure against such risks, and Almonty may decide not to take out insurance against certain risks due to high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in an increase in costs and a decline in the value of Almonty’s securities.

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While the Company maintains insurance coverage against various risks, including operational and environmental hazards, such coverage may not adequately protect against all potential liabilities. Certain risks, including rock bursts, slides, fires, earthquakes or other adverse environmental occurrences, industrial accidents, labour disputes, political and social instability, technical difficulties due to unusual or unexpected geological formations, failures of pit walls, shafts, head frames, and/or underground workings, flooding and periodic interruptions due to inclement or hazardous weather conditions, and geopolitical events, may not be fully insurable (if at all) or may result in coverage limits being exceeded. In these circumstances, the Company may incur significant costs that could have a material adverse effect on its financial performance and results of operations. Financial assurances may also be required with respect to closure and rehabilitation costs, may increase significantly over time and reserved amounts may not be sufficient to address actual obligations at the time of decommissioning and rehabilitation. Insurance against certain risks may not be available to Almonty at reasonable economic rates or at all. To the extent that Almonty is subject to liabilities that are not economically or otherwise insurable, the payment of such liabilities would reduce the funds available to Almonty.

Legal Systems

As civil law jurisdictions, South Korea, Spain, and Portugal have legal systems which are different from the common law jurisdictions of Canada, Australia, and the United States. Standard legal practices in civil law jurisdictions may result in risks such as (i) a higher degree of discretion on the part of governmental authorities; (ii) the lack of judicial or administrative guidance on interpreting applicable rules and regulations, particularly where those rules and regulations are the result of recent legislative changes or have been recently adopted; (iii) inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions; and (iv) relative inexperience of the judiciary and courts in such matters. In the case of foreign entities such as the Company doing business in civil law jurisdictions, effective legal redress in the courts of such jurisdictions, whether in respect of a breach of law or regulation or in an ownership dispute, may be more difficult to obtain. Additionally, legislation and regulations may be susceptible to revision or cancellation and legal redress may be uncertain or delayed. There can be no assurance that joint ventures, licenses, license applications or other legal arrangements will not be adversely affected by changes in governments, the actions of government authorities or others, or the effectiveness and enforcement of such arrangements.

Reserve and Resource Depletion

The Company’s mineral reserves must be replaced to maintain production levels over the long-term. Mineral reserves can be replaced by expanding known ore bodies, locating new deposits or making acquisitions. Exploration is highly speculative in nature and identifying new ore bodies is difficult. The Company’s exploration projects involve many risks and may be unsuccessful. Mineral exploration and development involve substantial expenses and a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to adequately mitigate. There is no assurance that additional commercial quantities of ore will be discovered on any of the Company’s properties. There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production. The discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit, once discovered, is also dependent upon a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection.

In addition, assuming the discovery of a commercial ore body, depending on the type of mining operation involved, it may take a substantial amount of time from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable mineral reserves. As a result, there is no assurance that current or future exploration programs will be successful or that new commercially viable deposit or extensions of deposits will be discovered or developed. Depletion of mineral reserves may not be offset by discoveries or acquisitions and divestitures of assets may lead to lower mineral reserves. Reserves estimated in accordance with NI 43-101 may also decrease due to economic factors such as the use of lower metal price assumptions or increased costs assumptions. The Company’s future profitability may be affected if mineral reserves are mined without adequate replacement and the Company may not be able to sustain production to or beyond the currently contemplated mine lives based on current production rates.

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Risks Related to Underground Stope Stability

The stability of underground stopes is a critical factor in ensuring the safety and efficiency of mining operations. Stope collapses or ground failures could lead to operational delays, equipment damage, safety hazards, or loss of access to ore bodies. Factors such as unexpected geological conditions, inadequate ground support systems, or seismic activity may increase the risk of collapse. The occurrence of such events could result in significant operational disruptions and financial losses.

Reputational Risk

Damage to the Company’s reputation can be the result of its actual or perceived actions or inactions and a variety of events and circumstances, and could result in negative publicity, whether or not true. Occurrences that may have an adverse effect on the Company’s reputation include, the Company’s handling of matters relating to the environment (including tailings and tailings failures), employee relations, mine safety and security and dealings with local community organizations or individuals.

The Company may not be able to resolve such matters before they become public knowledge or become the subject of legal or regulatory proceedings. The growing use of social media to generate, publish and discuss community news and issues and to connect with others has made it significantly easier, among other things, for individuals and groups to share their opinions of the Company and its activities, whether true or not. The Company does not have direct control over how it is perceived by others. In the future, certain matters may affect the Company’s reputation in the view of its stakeholders. Such matters, once publicized, may negatively affect the Company’s reputation. Any damage to the Company’s reputation could result in, among other things, a decrease to the trading price of the Common Shares, decreased investor confidence, challenges in maintaining positive relationships with the communities in which it operates and other important stakeholders, and increased risks in obtaining permits, financing or social license for our operations, any of which could have a material adverse effect on the Company’s earnings, cash flows, financial condition or results of operations.

Geopolitical Risks in Key Operating Regions

The Company’s operations are subject to political and geopolitical risks that could adversely affect its business, financial condition, and results of operations. These risks include changes in government policies, political instability, civil unrest, trade restrictions, expropriation, and the outbreak of war or other hostilities in the regions where the Company operates, including South Korea, Spain, and Portugal and are beyond the Company’s control and may adversely affect our operations. Additionally, shifts in political attitudes or changes in mining or investment policies in these regions could impact the Company’s profitability and ability to meet its strategic objectives. This could include disruptions to supply chains, regulatory challenges, or increased costs. In particular, relations between the Republic of Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between North and South Korea has fluctuated and may increase or change abruptly because of current and future events. In recent years, there have been heightened security concerns stemming from North Korea’s nuclear weapons and long-range missile programs and increased uncertainty regarding North Korea’s actions, particularly considering the recent leadership change, and possible responses from the international community. Tensions have escalated on the Korean peninsula, and there can be no assurance that the level of tension will not escalate further in the future. Any further increase in tensions, which may occur, for example, if military hostilities occur or North Korea experiences a leadership or economic crisis, could have a material adverse effect on the Company’s operations and the market value of its Common Shares.

Furthermore, there can be no assurance that the political and economic policies of neighbouring countries, including China, Russia and North Korea, in relation to South Korea, will not have adverse economic effects on the development of the Company’s mining projects, including its ability to access power, transport (including across borders) and sell its products and access construction labour, supplies and materials.

Failure to comply strictly with applicable laws, regulations, and local practices relating to mineral rights applications and tenure could also result in substantial fines, loss, reduction, or expropriation of entitlements. While we operate in politically stable regions, the mining industry is inherently exposed to these risks, which could impact profitability or delay projects.

Public Allegations, Regulatory Investigations or Litigation

The Company at one time conducted exploration and mining operations in a number of jurisdictions and, as a result of such activities and operations or current or future activities and operations, may be subject to governmental or regulatory investigations and claims in or regarding those jurisdictions, including jurisdictions in which it is not currently active. A serious allegation, formal investigation by regulatory authorities or other legal claim (in each case, regardless of the ultimate decision) could have a material adverse impact on the Company, its reputation and its share price.

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All industries, including the mining industry, are subject to legal claims, with and without merit. The Company has in the past and may in the future be involved in various legal proceedings. The causes of potential future litigation cannot be known and may arise from, among other things, business activities, environmental laws, volatility in stock price or failure or alleged failure to comply with disclosure obligations. The Company may be required to defend against any such public allegations, regulatory investigations or other claims that are asserted against it, or may deem it necessary or advisable to initiate legal proceedings to protect its rights. The expense and distraction of any such public allegations, regulatory investigations or other claims or proceedings, even with respect to claims that have no merit and whether or not resolved in the Company’s favour, could materially and adversely affect its business, operating results, and financial condition. There may also be considerable cost and disruption in responding to allegations, investigations or claims and taking any remedial action. Further, if an investigation, claim or proceeding were resolved against the Company or if it were to settle any such dispute, the Company may be required to pay damages and costs or refrain from certain activities, any of which could have a material adverse impact on the Company’s business, operating results, and financial condition.

The results of litigation cannot be predicted with certainty. While the Company is not aware of any possible legal proceeding that could have a material adverse effect on its financial position, future cash flow or results of operations of the Company. If the Company cannot resolve disputes favourably, or if there is significant reputational damage as a result of any real or frivolous claim, the Company may face increased costs or liabilities to third parties, impairment of assets, lost revenues and the Company’s activities and operations, financial condition, results of operations, future prospects and share price may be adversely affected.

Environmental and Global Climate Change Risks

Almonty’s operations are subject to numerous environmental laws and regulations, all of which can impose substantial costs and liabilities on the Company. Violations of environmental requirements or permits may result in fines, sanctions, orders to install pollution control equipment, or even suspension of operations. These regulations, often mandating standards for waste disposal, emissions, and land reclamation, can increase operational costs and complexity. Frequent amendments or new legislation may adversely affect the Company’s operations, financial condition, or competitive position. The Company may face costly claims and lawsuits by authorities and third parties relating to environmental matters.

Additionally, the potential impacts of global climate change amplify many of these environmental risks. Various governments have adopted or are considering regulations to mitigate climate change. These regulations may impose stricter emission limits, carbon taxes, or other measures that could require Almonty to incur substantial additional costs. The resulting increase in expenditures for pollution control, monitoring systems, and compliance reporting could harm the Company’s cost competitiveness. Inconsistent regulatory frameworks may complicate compliance efforts and impact the Company’s financial performance.

Heightened public awareness of climate change may generate more intense scrutiny of Almonty’s activities. Even in the absence of formal mandates, stakeholders such as investors, customers, and local communities may expect the Company to demonstrate robust sustainability practices. Failure to meet expectations or negative publicity could harm the Company’s reputation, limit financing, or reduce marketability. Physical effects of climate change, such as extreme weather, changing rainfall, water shortages, or wildfires, could disrupt operations, damage equipment, and introduce safety risks. Geographical vulnerabilities at each site compound these uncertainties and may require adaptation measures. Costs for insurance, repairs, shutdowns, and slower production cycles could increase, eroding earnings and investor confidence.

These environmental and climate-related uncertainties, regulations, and compliance efforts could negatively impact the Company’s production, operating results, and financial condition. Evolving environmental obligations and climate change challenges may require Almonty to revise strategies, allocate resources to compliance, and adopt new technologies. Inability to anticipate or respond to changes, obtain regulatory approvals, or maintain community support could affect Almonty’s access to resources, output levels, and long-term competitiveness.

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Costs of Land Reclamation

Reclamation is the responsibility of the mine operator and in some cases the Company is responsible for early-stage exploration reclamation. Given the Company’s mix of producing, developing, and care-and-maintenance assets in multiple jurisdictions, it is difficult to determine the exact amounts which will be required to complete all land reclamation activities in connection with the properties in which the Company holds an interest. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine. Accordingly, it may be necessary to revise planned expenditures and operating plans in order to fund reclamation activities. Such revisions could be required on a site-specific basis, particularly where operational plans or mine life estimates are modified. Such costs may have a material adverse impact upon the financial condition and results of operations of the Company.

Technological Obsolescence

Our ability to remain competitive depends on the adoption of advanced mining and processing technologies. Failure to innovate or integrate new technologies could lead to inefficiencies, higher costs, and diminished competitiveness. The capital-intensive nature of technological upgrades poses additional financial risks, especially if investments do not yield the expected returns.

Management of Growth

Almonty may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of Almonty to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of Almonty to deal with this growth could have a material adverse effect on its business, operations and prospects.

Cybersecurity and Data Protection

The Company relies on its information technology systems, including its networks, equipment, hardware, software, telecommunications and other information technology (collectively, “IT Systems”), and the IT Systems of its vendors and third-party service providers, to operate its business. IT Systems are subject to an increasing threat of risks from sources including computer viruses, cyber-attacks, ransom ware, malware, security breaches, power loss, system disruptions, natural disasters, defects in design and other manipulation or improper use. These risks are evolving as IT Systems and cybersecurity attacks or breaches become more sophisticated and prevalent. These cyber-attacks are also becoming increasingly sophisticated through the use of artificial intelligence and machine learning tools and tactics and are often well-funded, including in some cases by state sponsors. These disruptions may also occur for non-malicious reasons, such as the widespread server-related outages caused by CrowdStrike’s defective software update in July 2024. Any of these occurrences may result in, among other things, unauthorized access or damage to, or temporary or permanent disruption or failure of, one or more of the Company’s IT Systems (collectively, “IT Disruptions”).

The Company’s operations depend on the timely maintenance, upgrade and replacement of its IT Systems, as well as expenditures to mitigate cybersecurity risks and the possibility of IT Disruptions. Increasingly, the operating and control systems at the Company’s mines and projects rely on IT Systems to monitor and optimize performance, as the Company continues to adopt remotely controlled mining techniques and electrify its equipment. The Company’s financial control and accounting systems depend on its IT Systems and its workforce increasingly works remotely, which has further increased the Company’s reliance on its IT Systems and associated risks. Adoption of new technology that promotes operational efficiency, such as the use of artificial intelligence, fleet electrification and autonomous vehicles, may further expose the Company’s IT Systems to risk. As the Company’s use of IT Systems increases and evolves and cybersecurity attacks become more sophisticated or pervasive, the Company may have to incur significant costs to upgrade its IT Systems to protect against IT Disruptions. New or improved IT Systems that the Company procures may have defects, not be installed properly or not integrate with its other IT Systems.

Third-party vendors and service providers (including information technology service providers) may themselves be victims of IT Disruptions which may have an adverse consequential impact on the Company and its operations. For example, in July 2024, many companies experienced significant operational issues as a result of server-related outages caused CrowdStrike’s defective software update.

The occurrence of one or more IT Disruptions could have effects, including damage to the Company’s equipment, including mining equipment, production downtimes, operational delays, loss or corruption of data, compromise of confidential or otherwise protected information, delay in the delivery of supplies and services, increased health and safety risks, increases in capital expenditures, loss of production, accidental discharge of regulated materials, expensive remediation efforts, distraction of management, damage to the Company’s reputation and events of non-compliance, which could lead to regulatory fines or penalties, ransom payments. Any of the foregoing could have a material adverse effect on the Company’s results of operations and financial performance. There can be no assurance that the Company will not incur losses related to IT Disruptions in the future.

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Health and Pandemic Risks

Global health crises, such as pandemics or epidemics, can disrupt the Company’s operations by impacting employee availability, supply chains, and demand for end products. Restrictions on movement, mandatory quarantines, or other government-imposed measures may delay project timelines, increase costs, or limit access to critical infrastructure. Additionally, health crises could expose the Company to unforeseen liabilities or require additional expenditures to ensure workplace safety.

In addition, the actual or threatened spread of a pandemic or other health emergency globally, and responses of governments and others to such actual or threatened consequences, could also have a material adverse effect on the global economy, could negatively affect financial markets, including the price of tungsten and the trading price of the Company’s shares, could adversely affect the Company’s ability to raise capital, and could cause interest rate volatility and movements that could make obtaining financing or refinancing debt obligations more challenging or more expensive. If the price of tungsten declines, the Company’s revenues from its operations will also decline. Any of these developments, and others, could have a material adverse effect on the Company’s business and results of operations.

Opposition to Mining

Almonty’s business may be affected by environmental activists who engage in activities intended to disrupt Almonty’s business operations. As a result, there could be delays or losses in transportation and deliveries of minerals to Almonty’s customers, decreased sales of Almonty’s minerals and extension of time for payment of accounts receivable from Almonty’s customers, which could have a material adverse effect on Almonty’s business, financial condition and results of operations.

Costs and Compliance Risks as a Result of Being a Public Company

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. Almonty anticipates that general and administrative costs associated with regulatory compliance will continue to increase with recently adopted or amended corporate governance requirements. The additional demands associated with being a public company may also disrupt regular operations of our business by diverting the attention of some of its senior management team away from revenue producing activities to management and administrative oversight, adversely affecting our ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing our businesses. In addition, failure to comply with any laws or regulations applicable to us as a public company may result in legal proceedings and/or regulatory investigations, and may cause reputational damage. Any of these effects could harm our business, financial condition and results of operations.

As a public company, particularly after the Company is no longer an “emerging growth company” as defined under the JOBS Act, we will incur significant legal, accounting and other expenses that the Company did not incur prior to being listed in the United States. In addition, the Sarbanes-Oxley Act, and rules implemented by the SEC, and the NASDAQ, impose various other requirements on public companies, and the Company will need to spend time and resources to ensure compliance with reporting obligations under Canadian securities laws, Australian securities laws, as well as obligations in the United States.

Acquisitions and Synergies

The Company is always actively pursuing the acquisition of exploration, development and production assets consistent with its acquisition and growth strategy. From time to time, it may also acquire securities of, or other interests in, companies with respect to which it may enter into acquisitions or other transactions. Acquisition transactions involve inherent risks, including:

●	accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;
●	ability to achieve identified and anticipated operating and financial synergies;
●	unanticipated costs;
●	diversion of management attention from existing business;
●	potential loss of its key employees or the key employees of any business that the Company acquires;
●	unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and
●	decline in the value of acquired properties, companies or securities.

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Any one or more of these factors or other risks could cause the Company not to realize the benefits anticipated to result from the acquisition of properties or companies and could have a material adverse effect on its ability to grow and on its financial condition.

An important factor in the success of an acquisition is the ability of the acquirer’s management in managing the Company’s business and that of the acquired company and, if appropriate, integrating all or part of that company’s business with that of the acquirer. The integration of two businesses can result in unanticipated operational problems and interruptions, expenses and liabilities, the diversion of management attention and the loss of key employees and their knowledge.

There can be no assurance that a business integration will be successful or that it will not adversely affect the business, results of operations, financial condition or operating results of the acquirer and, as a result, the price of the Company’s publicly traded securities. In addition, the Company may incur charges related to the acquisition of the acquired company and related to integrating the two companies. There can be no assurance that the Company, in the case of its recent acquisitions, will not incur additional material charges in the future to reflect additional costs associated with the acquisition or that all of the benefits expected from the acquisitions will be realized.

While the Company continues to seek acquisition opportunities consistent with its acquisition and growth strategy, it cannot be certain that it will be able to identify additional suitable acquisition candidates available for sale at reasonable prices, to consummate any acquisition or to integrate any acquired business into its operations successfully. Acquisitions may involve a number of special risks, circumstances or legal liabilities. These and other risks related to acquiring and to operating acquired properties and companies could have a material adverse effect on results of operations and financial condition. In addition, to acquire properties and companies, the Company may need to use available cash, incur debt, and issue Common Shares or other securities, or a combination of any one or more of these. This could limit its flexibility to raise capital, to operate, explore and develop its properties and to make additional acquisitions, and could further dilute and decrease the trading price of the Common Shares. When evaluating an acquisition opportunity, the Company cannot be certain that it will have correctly identified and managed the risks and costs inherent in the business that it is acquiring.

While at the present time the Company has no binding agreements, it is always actively pursuing potential acquisitions. The Company can provide no assurance that any potential transaction will be successfully completed, and, if completed, that the business acquired will be successfully integrated into its operations. The Company also cannot provide any assurance that if it issues equity securities in connection with an acquisition, such issuance will not be dilutive. If the Company fails to manage its acquisition and growth strategy successfully, it could have a material adverse effect on its business, results of operations and financial condition.

Anti-Corruption and Anti-Bribery Laws

The Company’s operations are governed by, and involve interactions with, various levels of government in numerous countries. The Company is required to comply with anti-corruption, anti-bribery and sanctions laws, including the Corruption of Foreign Public Officials Act (Canada), the Criminal Code Act and Corporations Act (Australia) and, following the Offering, the United States’ Foreign Corrupt Practices Act, as well as similar laws in the countries in which the Company or its contractual counterparties conduct their business. There has been a general increase in the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment of companies convicted of violating these laws. The Company may be found liable for violations by not only its employees, but also by its third-party agents. Measures that the Company has adopted in attempt to mitigate these risks may not be effective in ensuring that the Company, its employees or third-party agents will comply strictly with such laws. If the Company is subject to an enforcement action or is found to be in violation of such laws, this may result in significant penalties, fines and/or sanctions imposed on the Company which could result in a material adverse effect on the Company’s reputation, financial performance and results of operations. If the Company chooses to operate in additional foreign jurisdictions in the future, it may become subject to additional anti-corruption, anti-bribery and sanctions laws in such jurisdictions.

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Canada’s Extractive Sector Transparency Measures Act

The Extractive Sector Transparency Measures Act (Canada) (“ESTMA”) requires public disclosure of certain payments to governments by companies engaged in the commercial development of minerals which are publicly listed in Canada. Mandatory annual reporting is required for extractive companies with respect to payments made to foreign and domestic governments, including aboriginal groups. ESTMA requires reporting on the payments of any taxes, royalties, fees, production entitlements, bonuses, dividends, infrastructure reporting or structuring payments to avoid reporting. If the Company becomes subject to an enforcement action or is in violation of ESTMA, this may result in significant penalties or sanctions which may also have a material adverse effect on the Company’s reputation.

Ukraine Conflict

The conflict between Russia and Ukraine, which began in early 2022, remains ongoing and has contributed to heightened geopolitical instability and global economic uncertainty. A wide range of sanctions, trade restrictions, and other measures have been imposed on Russia by the international community, and many businesses have withdrawn from the Russian market. The continuation or potential escalation of the conflict may further disrupt global supply chains, impact commodity markets, create inflationary pressures, and affect financial markets.

While the Company does not maintain direct operations in Russia or Ukraine, it may be indirectly affected by broader economic consequences arising from the conflict, including changes in the availability and cost of materials, transportation disruptions, and potential shifts in customer demand. The extent and duration of these impacts remain uncertain.

Management has taken measures intended to support the ongoing sustainability of the Company’s operations. However, given the evolving nature of the conflict and the uncertainty regarding future developments, including the potential for further sanctions, regulatory changes, or economic disruption, the conflict could adversely affect the Company’s business, financial condition, and results of operations in ways that cannot currently be predicted.

Risks Related to Almonty’s Redomiciling to the United States

As disclosed previously, Almonty announced its plans to change its jurisdiction of incorporation from Canada to the State of Delaware. There are certain risks related to such redomiciling and the arrangement pursuant to which the redomiciling will be accomplished (the “Arrangement”).

Disruptions to Our Business

If the Company effects its redomiciling from Canada to the United States, we anticipate significant increases in legal, accounting and other expenses. Such redomiciling may require a significant amount of time, cost and focus from management and other employees, which may divert attention from our commercial activities. In addition to shareholder approval, such redomiciling will require approval by the NASDAQ. As a U.S. public company, we would no longer be able to take advantage of Canadian rules and would be subject to additional governance and disclosure requirements, including NASDAQ requirements and the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. If any reincorporation activities we undertake in the future fail to achieve some or all of the expected benefits therefrom, our business, results of operations and financial condition could be materially and adversely affected.

Canadian Corporate Tax Risk

For Canadian tax purposes, on the date of the Arrangement we will be deemed to have a year end and to have disposed of all of our property for proceeds equal to the fair market value of that property. We will also be subject to an additional corporate emigration tax imposed on the amount, if any, by which the fair market value of our property, net of certain liabilities, exceeds the paid-up capital of our issued and outstanding Common Shares.

The quantum of tax payable, if any, by the Company upon the Arrangement will depend upon a number of considerations including whether the Company reorganizes and/or winds up one or more of its subsidiaries prior to the Arrangement becoming effective, the valuation of the Company’s assets, the amount of its liabilities, its shareholder composition, as well as certain Canadian tax amounts, accounts and balances of the Company, each as of the time of the Arrangement. There could be material adverse tax consequences that result from the Arrangement or the transactions completed in relation to the Arrangement in Canada. In addition, it is possible that following the Arrangement, the Canada Revenue Agency may disagree with the Company’s determination of the fair market value of its properties at the relevant time and/or the Company’s determination of any of its tax accounts or tax attributes. As a result, the quantum of Canadian tax payable by the Company may materially exceed the Company’s estimates at that time. Any such adverse tax consequences could materially adversely affect the Company and its share price. For additional information on the Canadian federal income tax consequences of the Arrangement, see the section entitled “Certain Canadian Federal Income Tax Considerations Related To The Arrangement” of the management information circular of the Company dated January 31, 2025 and filed on February 4, 2025, prepared for the purposes of the special meeting of the shareholders of the Company held on February 27, 2025.

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Risks Related to the Offering and the Company’s Securities

The Share Consolidation may not increase the price of our Common Shares over the long-term

On July 3, 2025, the Company effected the Share Consolidation for the reasons disclosed in the management information circular dated March 21, 2025, including with the view of ensuring the Common Shares meet the minimum stock price standards of NASDAQ. However, the effect of the Share Consolidation on the market price of our Common Shares cannot be predicted with any certainty, and we cannot assure that the Share Consolidation will accomplish this objective for any meaningful period of time, or at all. While we expect that the reduction in the number of outstanding shares of Common Shares will proportionally increase the market price of our Common Shares, we cannot assure investors that the Share Consolidation will increase the market price of our Common Shares by a multiple of any share consolidation ratio, or result in any permanent or sustained increase in the market price of our Common Shares. The market price of our Common Shares may be affected by other factors which may be unrelated to the number of shares outstanding, including our business and financial performance, general market conditions, and prospects for future success.

Use of Proceeds

We currently intend to allocate the anticipated net proceeds we will receive from the Offering as described under “Use of Proceeds” of this prospectus. However, our management will have discretion in the actual application of the net proceeds, and we may elect to allocate proceeds differently from that described in “Use of Proceeds” if management believes it would be in the Company’s best interests to do so. Further, the application of the proceeds to various items may not necessarily enhance the value of the Offered Shares. The shareholders of the Company may not agree with the manner in which management chooses to allocate and spend the net proceeds. Our failure to apply the net proceeds as set forth under “Use of Proceeds”, our failure to achieve our stated business objectives set forth in such section, or the failure of our management to apply these funds effectively could have a material adverse effect on our business.

Uncertainty of Gains

An investment in the Offered Shares is speculative and may result in the loss of an investor’s entire investment. An investment in the Offered Shares involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. Only potential investors who are experienced in high-risk investments and who can afford to lose their entire investment should consider an investment in the Company.

Offering Closing Conditions

The completion of the Offering and the listing on the NASDAQ remain subject to the completion of definitive binding documentation and satisfaction of a number of conditions, including receipt of regulatory approvals. There can be no certainty that the Offering and the listing on the NASDAQ will be completed.

Volatility of Trading Price of the Common Shares

The trading price of the Common Shares has in the past and will likely continue to fluctuate for several reasons such as production and/or exploration results or operating results and cash flow, exchange rates, available financing, lack of liquidity and several other factors. It is possible that the price of a Common Share may experience significant fluctuations and that such price might be less than the actual price paid by an investor. In addition, publicly quoted securities are subject to a relatively high degree of price volatility. It should be expected that continued fluctuations in price will occur, and no assurances can be made as to whether the price per share will increase or decrease in the future. In recent years, the securities markets in the United States, Canada and Australia have experienced a high level of price and volume volatility, and the market price of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The factors influencing such volatility include pandemics, events affecting economic circumstances in Canada, the United States, Australia and elsewhere, including inflation, war or other territorial disputes, trends in the mining industry and the markets in which the Company operates, purchases or sales of large blocks of Common Shares or securities convertible into or exchangeable for the Common Shares, and market perceptions of the attractiveness of particular industries. The price of the Common Shares is also likely to be significantly affected by short-term changes in prices for tungsten and other metals and commodities, currency exchange fluctuations and the Company’s financial condition or results of operations as reflected in its earnings reports. Other factors unrelated to the performance of the Company that may have an effect on the price of the Common Shares include the following: the extent of analyst coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of securities of the Company; the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company’s securities to be delisted from an exchange on which they are traded, further reducing market liquidity.

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Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Dilution to the Company’s Shareholders

The Company may sell equity securities in public offerings (including through the sale of securities convertible into equity securities) and may issue additional equity securities to finance operations, exploration, development, project construction, acquisitions or other projects. The Company cannot predict the size of future issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of the Company’s securities will have on the market price of the Common Shares. Any transaction involving the issuance of previously authorized but unissued Common Shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to security holders. Exercises of presently outstanding convertible securities of the Company may also result in dilution to security holders. See “Consolidated Capitalization”.

The board of directors of the Company (the “Board”) has the authority to authorize certain offers and sales of additional securities without the vote of, or prior notice to, shareholders. Based on the need for additional capital to fund expected expenditures and growth, the Company may issue additional securities to provide such capital. Such additional issuances may involve the issuance of a significant number of Common Shares at prices less than the current market price for the Common Shares.

Sales of substantial amounts of the Company’s securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Company’s securities and dilute investors’ earnings per share. A decline in the market prices of Company’s securities could impair the Company’s ability to raise additional capital through the sale of securities should the Company desire to do so.

Liquidity of the Market for the Common Shares

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the TSX and ASX, or the trading requirements of the FSE, or achieve listing on any other public listing exchange, including the NASDAQ.

Securities or Industry Analysts’ Research

The trading market for the Common Shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover the Company downgrade our Common Shares or publish inaccurate or unfavourable research about its business, the Common Shares price would likely decline. In addition, if the operating results fail to meet the forecast of analysts, the Common Shares price would likely decline. If one or more of these analysts cease coverage of the Company or fail to publish reports on regularly, demand for the Common Shares could decrease, which might cause the Common Shares price and trading volume to decline.

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Treatment as an “Emerging Growth Company”

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, (1) not being required to comply with the auditor attestation requirements of Section 404 of the United States Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, (2) reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements, as applicable, and (3) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our Common Shares held by non-affiliates exceeds US$700 million as of any June 30 before that time or if we have total annual gross revenue of US$1.235 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following December 31 or, if we issue more than US$1.0 billion in non-convertible debt during any three-year period before that time, we would cease to be an emerging growth company immediately. Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company” which would allow us to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, as applicable. We cannot predict if investors will find our Common Shares less attractive because we may rely on these exemptions. If some investors find our Common Shares less attractive as a result, there may be a less active trading market for our Common Shares and our share price may be more volatile.

Location of the Company, Certain Directors and Officers and the Material Assets

Substantially all of the Company’s assets are located outside of the United States and the Company does not currently maintain a permanent place of business within the United States. In addition, most of the directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for U.S. litigants to effect service of process or enforce any judgments obtained against the Company or its officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts of Canada and other jurisdictions would recognize or enforce judgments of United States courts obtained against the Company or its directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in Canada or other jurisdictions against the Company or its directors and officers predicated upon the securities laws of the United States or any state thereof.

Payment of Dividends

The Company has not paid any dividends on its Common Shares to date, nor does it contemplate a declaration of payment of dividends until its operations generate sufficient excess cash flow for distribution as it anticipates that it will reinvest the majority of, if not all, future earnings, if any, in the development and growth of its business. Therefore, investors may not receive any funds unless they sell their Common Shares, and investors may be unable to sell their Common Shares on favourable terms or at all. The Company cannot give any assurance of a positive return on investment or that investors will not lose the entire amount of their investment in Common Shares. Prospective investors seeking or needing dividend income or liquidity are discouraged from purchasing Common Shares.

Treatment as a “Passive Foreign Investment Company” (“PFIC”)

Although the Company has not made a determination in this regard, U.S. investors should be aware that they could be subject to certain adverse U.S. federal income tax consequences in the event that the Company is classified as a PFIC within the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended for any year during a U.S. holder’s holding period. The determination of whether the Company is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of the Company’s income, expenses and assets from time to time and the nature of the activities performed by the Company’s officers and employees. In addition, there is limited authority on the application of the relevant PFIC rules to entities such as the Company. Accordingly, even if the Company made a determination regarding its PFIC status, there can be no assurance that the Internal Revenue Service would not challenge the Company’s determination. In addition, whether any corporation will be a PFIC for any tax year depends on its assets and income over the course of such tax year, and, as a result, the Company’s PFIC status for its current tax year and any future tax year cannot be predicted with certainty. The U.S. Treasury Department has not issued specific guidance on how the income and assets of a non-U.S. corporation such as the Company will be treated under the PFIC rules. Prospective investors should consult their own tax advisers regarding the likelihood and consequences of the Company being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making certain elections that may mitigate certain possible adverse U.S. federal income tax consequences but may result in the recognition of taxable income without receipt of distributions from the Company.

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INDUSTRY OVERVIEW

Almonty operates within the tungsten mining industry, a sector critical to various high-tech and industrial applications.

Tungsten is a versatile and essential metal used in a wide range of applications due to its unique properties, including its high melting point, density, and extreme hardness, making it critical in applications where high heat resistance, durability, and weight are required, including military technology, aerospace, semiconductors, construction, and advanced industrial manufacturing.

The following list outlines potential end uses, the factors that drive them, and their growth potential.

➢	Defense. Rising military tensions are driving increased demand for tungsten in next-generation defense systems. Tungsten’s extreme hardness, density, and high melting point make it critical for various military applications, including armor-piercing ammunition, missile components, radiation shielding, and hypersonic weapons. Tungsten alloys are preferred for kinetic energy penetrators and armor-piercing munitions due to their ability to penetrate heavy armor effectively. Tungsten is thus widely used in M1 Abrams tank armor, and 155mm shells, and high-density tungsten shielding is essential in protecting onboard electronics from radiation and kinetic impact (The International Institute for Strategic Studies, “Critical Raw Materials and European Defence”, March 2025 and Office of the Under Secretary of Defense for Acquisition and Sustainment, “Fiscal Year 2020 Industrial Capabilities”, January 2021). Additionally, tungsten is used in defense aerospace applications (U.S. Department of Defense, “Department of Defense Makes Investment to Strengthen the Tungsten Supply Chain”, December 13, 2024). Unlike depleted uranium, tungsten armor is not highly regulated and can be exported, allowing U.S. allies to receive tanks with tungsten armor. Emerging technologies, such as hypersonic projectiles that require heat-resistant materials, will further boost tungsten demand in the defense sector. In recognition of its strategic importance, NATO has identified tungsten as one of 12 defense-critical raw materials essential for the production of advanced defense systems and equipment. This designation, part of NATO’s 2024 Defence-Critical Supply Chain Security Roadmap, emphasizes the necessity of securing a stable supply of tungsten to maintain technological superiority and operational readiness among member states (North Atlantic Treaty Organization, “Defence Supply Chain Security Roadmap”, July 2024). Recent industry reports further support the growing role of defense procurement in driving tungsten demand. Global tungsten demand volume is projected to grow at a CAGR of 3.6% from 2025 to 2034, driven by increased demand from semiconductor, electronics and defense applications (Merchant Research & Consulting Ltd., “Tungsten 2025: World Market Review and Forecast to 2034”, 2025, “Merchant”). Tungsten has transitioned from a minor input to a strategic material in defense stockpiles as military agencies respond to geopolitical instability and long-term procurement plans.

➢	Electric and hybrid vehicles. Tungsten is becoming increasingly important in the production of hybrid batteries due to its ability to enhance high energy density. The amount of tungsten incorporated into electric vehicles (“EVs”) is expected to increase, reflecting its growing importance in the advancement of EV technology. Additionally, there is a growing focus on niobium tungsten oxide (“NWO”) in batteries, which can reduce charge time and increase power density, further driving the demand for tungsten. Additionally, research and early-stage commercialization efforts are focusing on NWO materials as a promising advancement in battery technology. Batteries utilizing NWO as an anode material offer the potential for significantly faster charging times and higher power densities compared to traditional lithium-ion batteries (Guo, Y., Guo, C., Li, P. et al. “Improving the fast-charging capability of NbWO-based Li-ion batteries”, Nat Commun 16, 2441 (2025)). Although commercialization of NWO-based batteries remains at an early stage, successful adoption could further increase demand for tungsten in the energy storage sector. There can be no assurance that such technologies will achieve widespread adoption, but their development highlights the growing relevance of tungsten in emerging energy solutions.

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➢	Semiconductor and robotics. Tungsten hexafluoride (WF6) gas is commonly used in the production of logic chip interconnects and next-gen transistor fabrication for semiconductors, a global market that, according to the World Semiconductor Trade Statistics organisation, is expected to grow by 11.2% in 2025, with a projected market valuation of US$697 billion (World Semiconductor Trade Statistics (WSTS), “Global Semiconductor Market Growth Projections 2024-2025”, December 3, 2024). The research and advisory firm Gartner predicts a somewhat higher growth rate of 12.6%, with global semiconductor revenue expected to hit US$705 billion (Gartner, “Market Share Analysis: Semiconductors, Worldwide, 2024 (Preliminary)”, February 3, 2025). Furthermore, tungsten is a critical material in the production of robotic arms and other heavy machinery, and the robotics market is projected to grow by more than 9% annually (Statista Market Insights, “Robotics – Worldwide”).

➢	Thermonuclear Energy. Tungsten heavy alloys are emerging as critical materials for nuclear fusion reactor components due to their exceptional high-temperature resistance, structural durability, and resistance to plasma-induced damage. Research by institutions such as the SLAC National Accelerator Laboratory has demonstrated that thermomechanical processing techniques can enhance tungsten’s performance by producing microstructures similar to nacre, or mother-of-pearl, improving toughness while retaining high thermal stability. Alloy formulations containing approximately 90% tungsten, 7% nickel, and 3% iron are considered optimal for reactor-facing components such as divertor plates and plasma-facing components (SLAC National Accelerator Laboratory, “New research on tungsten unlocks potential for improving fusion materials,” March 13, 2024).

Almonty also has a molybdenum project with significant Inferred Mineral Resources on a separate property adjacent to the tungsten orebody at the Sangdong Mine, which presents an opportunity for Almonty in the molybdenum industry. Molybdenum has end-use applications in high-strength steel alloys, military armour, radiation shielding, aerospace systems, electrical contacts, industrial motors and reactors (International Molybdenum Association, “Applications of Molybdenum Metal and its Alloys”, 2013). End-use demand for molybdenum has reached a record high of over 400,000 tonnes in 2023-2024 (International Molybdenum Association, “2023-2024 Annual Review”, 2024). Aerospace and defense is an important end-market, accounting for 5% of annual use in 2023, with usage growing 13% over 2022 (International Molybdenum Association, “2023-2024 Annual Review”, 2024). There is little substitution for molybdenum in its major applications in steels and cast irons. (U.S. Geological Survey, “Mineral commodity summaries 2025” (ver. 1.2), March 2025, the “Mineral Commodity Summaries”). Despite rising demand, there are few viable suppliers outside of China, with 42% of global production based in China (Mineral Commodity Summaries).

Global Defense Spending Trends and Implications for Tungsten Demand

Tungsten’s strategic importance has been reinforced by a significant rise in global defense spending, particularly among NATO and allied nations. In response to heightened geopolitical tensions and evolving national security priorities, major economies are accelerating investment in next-generation defense systems—many of which require tungsten-based components due to the metal’s exceptional density, hardness, and heat resistance.

The United States remains the world’s largest defense spender (International Institute for Strategic Studies, “Defence Spending and Procurement Trends”, February 12, 2025). In 2023, the Department of Defense requested a budget for munitions of US$30.6 billion, an increase of 230% from the request for the 2014 fiscal budget (Under Secretary of Defense (Comptroller), “Defense Budget Materials - FY2024”, 2023 and Under Secretary of Defense (Comptroller), “Program Acquisition Cost by Weapon System”, 2013). The FY2024 National Defense Authorization Act authorized US$841.4 billion in defense expenditures (U.S. Department of Defense, “FY 2024 Defense Budget”, December 14, 2023). The FY2025 presidential budget request proposes US$849.8 billion (U.S. Department of Defense, “FY2024 Budget Overview,” March 2024), with an additional US$150 billion in funding approved by the House Armed Services Committee in April 2025, bringing projected annual defense spending to nearly US$1 trillion.

Germany, for example, launched a €100 billion special defense fund in 2022 to modernize the Bundeswehr (Die Bundesregierung, “100 billion euros for a powerful Federal Armed Forces”, June 2022). In March 2025, Germany amended Articles 109 and 115 of its constitution to allow defense-related borrowing beyond the national debt limit (Schuldenbremse) (Deustcher Bunderstag, “Budget Committee adopts amendments to the Basic Law”, March 2025). Analysts estimate this shift could increase Germany’s defense expenditure to as much as 3.5% of GDP by 2027, up from 2.1% in 2024 (Financial Times, “Friedrich Merz’s €1tn spending plan wins final approval from Germany’s upper house”, March 2025).

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France enacted the Military Programming Law (Loi de Programmation Militaire) 2024–2030 in July 2023, allocating €413.3 billion to defense modernization initiatives. These include next-generation fighter jets, naval vessels, armored vehicles, cyber defense capabilities, and enhanced force readiness. France’s defense spending totaled approximately US$61.3 billion in 2023, or 2.1% of GDP, with targets to increase to 3–3.5% of GDP over the current program horizon (Ministère des Armées, “Présentation du budget de la Défense 2024” July 2023).

Japan approved a record ¥8.5 trillion (approximately US$58 billion) defense budget for FY2025, with plans to increase military spending to ¥8.9 trillion (approximately US$61 billion) by 2027 (Ministry of Defense, “Overview of FY2025 Budget”, November 2025, assumes a Yen to US$ exchange rate of 0.0069). This follows a 27.4% increase in FY2023 and a 16.5% rise in FY2024, reflecting Japan’s strategic repositioning and East Asia security threats (Ministry of Defense, “Overview of FY2023 Budget”, March 2023; Ministry of Defense, “Overview of FY2024 Budget”, June 2024).

The United Kingdom is projected to increase its defense spending from £53.9 billion (approx. US$68.3 billion) in FY2023/24 to £59.8 billion in FY2025/26 (His Majesty’s Treasury, “Autumn Budget 2024”, October 2024). In February 2025, the UK government committed to raising defense expenditures to 2.5% of GDP by 2027, with an ambition to reach 3% in the following Parliament, subject to economic conditions (Prime Minister’s Office (UK), “Speech by Prime Minister Keir Starmer on National Security and Defence,” February 15, 2025).

On June 5, 2025, NATO Defence Ministers agreed on a new set of capability targets forming the basis of an anticipated defence investment plan, which calls for Allied nations to invest 5% of GDP in defence, including 3.5% on core defence spending and 1.5% on broader defence and security-related investment such as infrastructure and resilience (NATO, “NATO Defence Ministers agree new capability targets to strengthen the Alliance,” June 5, 2025).

This widespread increase in military budgets is expected to bolster demand for tungsten in advanced defense systems (Merchant). Tungsten alloys are essential in hypersonic missile casings, kinetic penetrators, tank armor, aircraft counterweights, and radiation shielding in submarines and armored vehicles. As defense investment becomes a strategic priority, ensuring access to secure and reliable tungsten supply chains has emerged as a shared objective among Western governments. NATO’s December 2024 Defence-Critical Supply Chain Security Roadmap formally designated tungsten as one of 12 defense-critical raw materials, further affirming its importance in national and collective security planning (North Atlantic Treaty Organization, “Defence-Critical Supply Chain Security Roadmap”, July 2024).

Tungsten Market Dynamics

Since the tungsten market is characterized by its critical importance to various high-tech and industrial applications, it is deemed a critical material by the European Union, the United States, Australia, Canada, and South Korea due to its supply risks and economic value. According to the United States Geological Survey, global primary tungsten production was expected to be approximately 81,400 metric tonnes in 2024 (Mineral Commodity Summaries).

The global tungsten market is relatively small in volume but highly concentrated in supply, with China dominating over 80% of the market (Mineral Commodity Summaries). Other significant producers include Vietnam, Russia, Bolivia, and a few European countries like Portugal and Spain (U.S. Geological Survey, “Tungsten Statistics and Information,” 2024). This concentration has led to increased market tension and supply chain vulnerabilities, particularly as geopolitical tensions rise and China limits exports of tungsten. The U.S. supply chain is especially vulnerable, as an estimated 10,400 metric tonnes of tungsten were imported into the United States in 2024, representing around 13% of global primary tungsten production of 81,400 metric tonnes (Mineral Commodity Summaries). Considering that China (82.3%), Russia (2.5%), and North Korea (2.1%) collectively control a significant majority of global supply (approximately 87%), the risk to Western procurement becomes increasingly evident (U.S. Geological Survey, “Tungsten Statistics and Information,” 2024).

This vulnerability has been formally acknowledged by the U.S. Department of Defense, which announced in May 2024 that, beginning January 1, 2027, it will prohibit the mining, refining, and production of tungsten, tantalum, and certain magnets in Iran, Russia, North Korea, and China for military procurement purposes. The measure aims to reduce reliance on foreign adversaries and reinforce domestic and allied sourcing for defense-critical materials (Defense Federal Acquisition Regulation Supplement 252.225-7052, “Restriction on the Acquisition of Certain Magnets, Tantalum, and Tungsten,” May 2024).

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According to the European Commission’s 2023 Study on the Critical Raw Materials for the EU, tungsten ranks as the raw material with the highest economic importance among all 34 materials identified as critical. This classification reflects tungsten’s essential role in key EU industrial sectors, including aerospace, defense, and advanced manufacturing. The study also notes that tungsten faces a high level of supply risk due to limited global sources and high import reliance. The combination of economic significance and constrained availability underpins its continued strategic prioritization in EU raw material policy (European Commission, “Study on the Critical Raw Materials for the EU 2023,” March 16, 2023).

Table: Economic Importance of Selected Critical Raw Materials

Source: European Commission, “Study on the Critical Raw Materials for the EU”, 2023 (Chart prepared by Company from Annex 2, Overview of the assessment results)

Recent geopolitical developments have further tightened the tungsten market. Since December 2024, China’s restrictions on “dual-use” technologies (Ministry of Commerce of the People’s Republic of China, “Notice Concerning Strengthening Controls on Exports of Relevant Dual-Use Items to the United States”, translated by the Georgetown University Center for Security and Emerging Technology, December 3, 2024), have disrupted global supply chains, particularly affecting the United States. Effective February 2025, China’s Ministry of Commerce and General Administration of Customs imposed export controls on 25 rare metals, including tungsten and molybdenum, citing national security and non-proliferation considerations (General Administration of Customs of the People’s Republic of China, “Announcement No. 10 [2025] of the Ministry of Commerce and the General Administration of Customs on Announcing the Decision to Impose Export Controls on Items Related to Tungsten, Tellurium, Bismuth, Molybdenum and Indium”, February 7, 2025). These actions have exacerbated concerns about supply availability outside of China.

In Europe, anti-dumping duties on Chinese tungsten carbide imports were extended for an additional five years in 2023 to protect domestic industry (European Commission, “Commission Implementing Regulation (EU) 2023/1618 of 8 August 2023, imposing a definitive anti-dumping duty on imports of tungsten carbide, fused tungsten carbide, and tungsten carbide simply mixed with metallic powder originating in the People’s Republic of China”, Official Journal of the European Union, L 199/48, 9 August 2023).

Additional policy measures further support the drive for independent supply chains. In March 2025, the White House issued an executive order to accelerate U.S. mineral production by fast-tracking permitting processes, reducing regulatory barriers, and expanding financing programs (The White House, “Executive Order on Immediate Measures to Increase American Mineral Production”, March 20, 2025). This was followed by a further executive order under Section 232 of the Trade Expansion Act in April 2025, directing federal agencies to assess vulnerabilities in critical mineral supply chains, reduce reliance on foreign adversaries, and strengthen domestic production capacities (The White House, “Fact Sheet: President Donald J. Trump Ensures National Security and Economic Resilience Through Section 232 Actions on Processed Critical Minerals and Derivative Products”, April 15, 2025).

At the international level, NATO published its Defence-Critical Supply Chain Security Roadmap in December 2024, identifying tungsten as a high supply risk material essential for several military applications, including fighter aircraft, battle tanks, missiles, and submarines (The White House, “Executive Order on Ensuring National Security and Economic Resilience Through Section 232 Actions on Processed Critical Minerals and Derivative Products”, April 15, 2025). NATO’s designation further underscores the strategic significance of securing stable and reliable tungsten supplies to support allied defense capabilities.

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Tungsten was formally included in the 2025 edition of the Global Critical Minerals Outlook (International Energy Agency (IEA) “ Global Critical Minerals Outlook 2025, May 2025”), recognizing its growing strategic and economic importance to industrialized economies. The report highlights tungsten as one of the top 20 minerals most exposed to supply risks, noting its concentration of production and limited number of processing facilities outside of China. Tungsten’s essential role in defense, aerospace, energy, and industrial tooling applications was a key factor in its classification. Its listing underscores increasing global efforts to secure diversified and resilient supply chains for critical raw materials amid evolving geopolitical and economic pressures.

Tungsten Price

The below chart indicates the average weekly spot price1 of APT in Rotterdam published on the Fastmarkets MB from 2020 to July 4, 2025.

TUNGSTEN PRICE IN US$ PER MTU
$462.5
$450
$400
$350
$300
$250
$200
2020
2021
2022
2023
2024
2025

Source: Fastmarkets APT Price (Rotterdam)

As of the end of the second quarter of 2025, the average weekly spot price of APT in Rotterdam reached US$462.50 per MTU, based on pricing published by Fastmarkets MB. This represents the highest level recorded in over three decades. Following a period of relative stability throughout 2023 and early 2024, prices began to rise sharply in late 2024, driven by increasing demand and mounting concerns over supply constraints. APT prices have more than doubled since early 2020, with sustained upward momentum in recent months.

1 The average weekly spot price refers to the arithmetic mean of the high and low price ranges for APT published by Fastmarkets MB for Rotterdam delivery.

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Tungsten Production Overview & End-Use

Portugal 0,6%
Spain 0,9%
Others 7,0%
Australia 1,2%
Rwanda 1,5%
Bolivia 2,0%
North Korea 2,1%
Russia 2,5%
Total tungsten mine production* ~81,400t
China 82,3%

Source: U.S. Geological Survey, Mineral Commodity Summaries 2025 – Tungsten

According to the U.S. Geological Survey, global tungsten mine production totaled approximately 81,400 tonnes in 2024 (Mineral Commodity Summaries). China remained the dominant producer, accounting for an estimated 67,000 tonnes, or approximately 82.3% of global output. Outside of China, notable producers included Vietnam (4.2%), Russia (2.5%), North Korea (2.1%), Bolivia (2.0%), Rwanda (1.5%), and Portugal (0.6%). Countries such as Portugal continue to contribute meaningfully to non-Chinese supply, while broader efforts to diversify global tungsten production remain ongoing.

Conflict-free regions contribute only 13% of global tungsten production today, and North America alone represents 17% of global demand (International Tungsten Industry Association (ITIA), “Applications and Markets”, 2021 Industry Data).

Medical/Pharmaceutical 1,0%
Energy 6,0%
Defense 8,0%
Consumer Durables 9,0%
Chemical/Petro chemical 10,0%
Industrial 14,0%
Mining & Construction 26,0%
Transport 26,0%

Source: International Tungsten Industry Association (ITIA), “Applications and Markets”, 2021 Industry Data.

Critical raw materials play a foundational role across a broad spectrum of industrial and strategic applications. Based on recent industry data, key end markets include transport (26%) and mining and construction (26%), which together represent more than half of total demand. Other significant segments include industrial manufacturing (14%), chemical and petrochemical industries (10%), and consumer durables (9%). Notably, defense (8%), energy (6%), and medical or pharmaceutical applications (1%) account for the remainder, reflecting the diverse and increasingly strategic role of critical materials across both civilian and national security-related sectors.

A regional split based on end-use reveals China as the biggest region with 36% of global tungsten end-use. Europe (20%) and the Americas (17%) are the next biggest tungsten end-use regions, with Japan (8%), Other Asia (8%) and the Rest of the World (11%) being almost equally shared.

Source: International Tungsten Industry Association (ITIA), “Applications and Markets”, 2021 Industry Data.

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Molybdenum Market Overview

Rest of World 9%
USA 13%
Total Molybdenum production*
~260,000 tons
China 42%
South America 36%

Source: Mineral Commodity Summaries.

Estimated global molybdenum production in 2024 is approximately 260,000 tonnes. China is expected to account for 42% of this total, followed by South America (36%), the United States (13%), and the rest of the world (9%).

Market Trends and Future Outlook

The tungsten market is expected to experience robust growth driven by several key factors. Technological advancements are making tungsten’s role in emerging technologies such as semiconductors and batteries increasingly significant. The material is essential for the production of tungsten hexafluoride (WF6) gas, used for thin film deposition in semiconductor manufacturing, and nano tungsten oxide, used in battery anode and cathode manufacturing (International Tungsten Industry Association, “Tungsten in Integrated Circuits”, 2024; International Tungsten Industry Association, “Tungsten Chemicals and their Applications”, 2011). Rising military tensions are also driving increased demand for tungsten in defense systems. The boom in electric and hybrid vehicles is also expected to boost tungsten demand due to its use in hybrid batteries and its emerging role in next-generation battery technologies, such as NWO, which are currently in prototype or early development stages and offer the potential for faster charging and higher power density. Tungsten’s ability to enhance high energy density in batteries and improve battery durability is a key driver in this sector.

The tungsten market faces several challenges, including the high dependency on Chinese supply, lack of transparency in production practices, and geopolitical risks. However, these challenges also present opportunities for companies operating in transparent and conflict-free jurisdictions, like Almonty, which is positioning itself as a strategic supplier to the United States and other Western partners. The market’s tight supply conditions and the strategic importance of tungsten in critical industries are expected to support sustained price strength over the medium to long term.

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A supply deficit of tungsten is expected in the near term, with demand exceeding production by approximately 5,570 tonnes in 2025 and approximately 2,330 tonnes in 2026 (“Technical Report on the Mineral Resources and Reserves of Sangdong Project”, 2025). Global tungsten demand volume is projected to grow at a CAGR of 3.6% from 2025 to 2034, driven by increased demand from semiconductor, electronics and defense applications (Merchant). Despite the narrowing expected supply gap, supply chain vulnerabilities and concentration risk persist and near-term demand growth for tungsten expected to outpace production (Merchant). The chart below shows the anticipated tungsten supply gap in the next decade.

Source: Merchant Research & Consulting Ltd., “Tungsten 2025: World Market Review and Forecast to 2034,” 2025

The Company believes that this supply gap will create an opportunity for future growth.

OUR BUSINESS

The following description of the Company does not contain all of the information about the Company and its properties and business that you should consider before investing in the Offered Shares. You should carefully read the entire prospectus, including the sections titled “Risk Factors”, as well as the documents incorporated by reference herein before making an investment decision.

Overview

We are a leading producer of tungsten concentrate, primarily for the defense industry, with plans to vertically integrate into oxide production, and we hold an additional deposit of molybdenum. Tungsten’s extreme hardness, density and high melting point make it critical for armor-piercing ammunition, armor shielding for military vehicles, missile components, radiation shielding and hypersonic weapons, however, global scarcity and processing difficulty makes securing conflict-free supply a challenge. With production of tungsten severely limited outside of China, Russia and North Korea, we believe the operation of our established mine in Portugal, in addition to the construction of our mine in South Korea, positions us as a key supplier for Western defense programs. With a strategic emphasis on advancing vertical integration in the tungsten supply chain, we plan to become one of the only U.S.-based tungsten producers by redomiciling from Canada to the state of Delaware, in the United States. Demand for our products is underscored by a 15-year floor-priced offtake contract with a U.S. defense contractor for our tungsten concentrate as well as a second offtake agreement for tungsten oxide, designated exclusively for U.S. defense applications. In addition, we have secured an offtake agreement with a floor price structure, with SeAH for our potential molybdenum production.

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Our flagship asset, the Sangdong Mine in South Korea, is one of the world’s largest tungsten deposits by Inferred Mineral Resource and provides tungsten of superior grade compared with global peers, and is in soft commissioning. Once fully operational, Sangdong is expected to produce a significant portion of the global tungsten supply outside of China, supplying to mission-critical sectors such as defense, aerospace, semiconductors and batteries. As noted above, the Sangdong Mine is supported by a 15-year, floor-priced offtake agreement with a leading U.S. defense contractor for more than 90% of Phase I production at Sangdong, securing anticipated revenue and validating strategic importance. The Company is also party to a US$75.1 million project financing facility provided by KfW, the export and project finance arm of German state-owned KfW Group, which is backed by the Federal Republic of Germany. The loan bears interest at SOFR plus 2.3% and provides for principal repayment on a quarterly basis over a 6.25-year term. Almonty also has a molybdenum project with significant Inferred Mineral Resources on a separate property adjacent to the tungsten orebody at the Sangdong Mine. This molybdenum opportunity provides access to another critical material used in aerospace alloys, energy infrastructure and nuclear defense.

We also own and operate the Panasqueira Mine—one of the world’s longest-producing tungsten mines—which has been operating for over a century and is renowned for its high-grade, low-impurity tungsten concentrate, with tungsten concentrate content averaging over 74% WO3, which contributes to our position as a leading producer of tungsten concentrate in a highly concentrated global tungsten market, with limited production outside of China, Russia and North Korea. In addition to its production, the Panasqueira Mine serves as a vital source of technical know-how and operational expertise across our portfolio. Our Spanish assets, including the Valtreixal Mine and the Los Santos Mine, provide us with additional growth opportunities and help diversify our future supply.

Almonty’s objective is to build a secure, Western-focused tungsten and molybdenum supply chain capable of displacing reliance on China and meeting the increasing needs of Western defense industries. Given our multi-decade resource visibility, access to high-grade material, our expertise in tungsten processing, our long-term offtake agreements and experienced management team, Almonty is well-positioned to become a leading strategic supplier of “conflict-free” tungsten and molybdenum for defense, aerospace semiconductor, and battery markets.

Almonty is a corporation continued under the Canada Business Corporation Act, and plans to effectuate a redomiciliation from Canada to the State of Delaware. See “Our Business—Continuation to the United States”.

Corporate Structure

The following illustrates the inter-corporate relationships between the Company and its subsidiaries and sets out the respective jurisdictions of existence of such subsidiaries and the percentage of their voting securities owned, controlled or directed, directly or indirectly, by the Company as at the date hereof.

Public Shareholders
Almonty Industries Inc.
(Incorporated Under the Canada Business Corporations Act)
(100%)
(100%)
(100%)
(100%)
(100%)
Woulfe Mining Corp
(Incorporated In British Columbia)
Beralt Ventures Inc.
(Incorporated in British Columbia)
9046739 Canada Inc.
(Incorporated under the Canada Business Corporations Act)
7887523 Canada Inc.
(Incorporated under the Canada Business Corporations Act)
9588647 Canada Inc.
(Incorporated under the Canada Business Corporations Act)
(100%)
(100%)
(5%)
(100%)
(100%)
Yeongwha Mining Corp.
(Incorporated In ROK)
(100%)
(100%)
Woulfe Processing LLC
(Incorporated In ROK)
Beralt Tin and Wolfram Portugal SA
(Incorporated in Portugal)
Valtreixal Resources Spain S.L.
(Incorporated in Spain)
(100%)
(95%)
Empresas Minera da Argemela LDA
(Incorporated in Portugal)
Almonty Korean Tungsten Corporation
(Incorporated In ROK)
(100%)
(100%)
Woulfe Gold (BVI) Ltd.
(Incorporated In BVI)
(100%)
Daytal Resources Spain S.L.
(Incorporated in Spain)
(100%)
(100%)
(100%)
The Sangdong Mine
Orient Gold (BVI) Ltd.
(Incorporated In BVI)
The Panasqueira Mine
The Valtreixal Project
The Los Santos Mine
(100%)
Muguk Gold Corp.
(Incorporated In ROK)

Production and Principal Markets

The production of Almonty is concentrated in the Panasqueira Mine. The principal markets for the Company’s tungsten concentrates are the United States of America, Western Europe and Japan. These regions represent significant portions of global tungsten consumption, driven by defense, high-tech manufacturing, aerospace and industrial tooling sectors.

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Competitive Conditions

The Company sells tungsten concentrates at prices determined by world markets over which the Company has no influence or control. These markets are cyclical. The Company’s competitive position is determined by its costs compared to those of other producers throughout the world and by the Company’s ability to maintain financial strength through the tungsten concentrate price cycle despite currency fluctuations. Costs are governed principally by the location, grade and nature of the ore bodies and mineral deposits, and the Company’s cost of labour, power and supplies, and, as well, by operating and management skill. Over the long term, the Company’s competitive position is determined by its ability to develop economic ore bodies and replace current production. In this regard, the Company also competes with other mining companies for mineral properties.

At present, there are a limited number of competitors producing tungsten concentrates in the Western world. The world’s largest producing country of tungsten concentrates is China. The Company competes specifically with other mining and industrial operations located in the Iberian Peninsula, and the European Union in general, in obtaining skilled labour and mining supplies.

Market demand for tungsten concentrate remained stable during the fourth quarter of fiscal 2023 and throughout fiscal 2024. APT pricing was relatively steady over most of fiscal 2024, with mid-market prices generally ranging between approximately US$330 and US$340 per MTU.

Near the end of fiscal 2024 and into the first quarter of fiscal 2025, APT prices increased significantly, with mid-prices rising from approximately US$330 per MTU in early January 2025 to US$360 per MTU at the end of the first quarter of 2025, based on market quotations. APT prices have shown an upward trend since the fourth quarter of 2024, reaching approximately US$462.5 per MTU as of June 2025. There can be no assurance that this pricing trend will continue in the future.

The average market price was approximately US$324 per MTU for the year ended December 31, 2023, and approximately US$329 per MTU for the year ended December 31, 2024.

Management believes that the limited quantities of spot concentrate available in the market, combined with increasing strategic demand, may support continued strength in pricing over the near to mid-term. The recent pricing environment is reflected in the renewed contracts signed at the Panasqueira Mine.

Growth Strategy

Almonty’s objective is to build a secure, Western-focused tungsten and molybdenum supply chain capable of displacing reliance on China and meeting the escalating needs of Western industries. Given our multi-decade resource visibility, access to high-grade and recovering material, our expertise in tungsten processing, our long-term offtake agreements and experienced management team, Almonty is well-positioned to become a leading strategic supplier of “conflict-free” tungsten and molybdenum for defense, semiconductor, and battery markets. Almonty aims to expand its global relevance and meet the needs of various industries through strategic growth and ongoing resource development.

The Company’s growth strategy is focused on the development of the Sangdong Mine in South Korea and the ongoing operations of the Panasqueira Mine in Portugal. Almonty has implemented a planned closure of Daytal’s operations by placing the Los Santos Mine into care and maintenance in February 2020. The Company is planning to re-open the Los Santos Mine to restart production from tailings inventories in early 2026, pending completion of internal planning and certain external processes, including those related to operational readiness and regulatory matters. The project pipeline also includes the Valtreixal Mine, which is under exploration and development. Almonty also has a significant molybdenum resource on a separate property adjacent to the tungsten orebody at the Sangdong Mine. Due to distinct geological and spatial characteristics, the molybdenum and tungsten zones are considered separate, standalone projects.

The current mine and processing plant construction at the Sangdong Mine (Phase I) is expected to begin production in the second half of 2025. Once fully operational, the targeted ore throughput capacity is expected to reach around 640,000 tonnes per year. The Company expects to increase its throughput capacity up to 1.2 million tonnes through the Phase II planned expansion. This expansion is fully permitted under existing Phase I approvals, and during the development of Phase I, some components have been built which may support a higher throughput or expansion. It is expected that, subject to positive operating results from Phase I and prevailing market conditions, Phase II could be advanced as early as 2026. This would involve initiating detailed engineering and permitting activities, followed by potential construction and commissioning. If Phase II is advanced in 2026, it is expected that first ore production under Phase II could commence in 2027. The Phase II expansion is expected to unlock scale economies and support margin enhancement. Advancement to Phase II is contingent upon a formal decision point following the evaluation of Phase I performance. Any additional tungsten concentrate produced as part of the Phase II expansion could be directed to the Tungsten Oxide Facility, which the Company is currently assessing as a potential vertical integration opportunity.

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Additionally, Almonty is planning an extension of the Panasqueira Mine, with the potential to extend the life of the mine and significantly increase production capacity. Key objectives of this extension include increased ore throughput and improved average head grade, while continuing to serve customers who rely on the mine’s concentrate.

The Company is continuously in the process of seeking additional potential offtake partners and evaluating new opportunities to expand our commercial partnerships. As we increase our production, we expect to sign new offtake contracts with customers with favorable economics. These offtake contracts are anticipated to supply, among others, end-use customers in the defense and military sector.

Target Operating Model

Based on an assumed flat APT price of US$350 per MTU and incorporating contributions from current operations at the Panasqueira Mine (including the anticipated Level 4 extension), as well as Phase I of the Sangdong Mine and the potential Phase II expansion, the Company is targeting a gross margin2 in the range of 50% to 60% and a net income margin3 in the range of 30% to 40%. To the best of management’s knowledge, these targets reflect the current development status and expected performance of the Company’s operations. The Level 4 extension at Panasqueira and Phase II at the Sangdong Mine are not yet in production and remain subject to development and financing. These figures are forward-looking, based on management estimates, and subject to the assumptions and risks described under “Cautionary Note Regarding Forward-Looking Information” and “Risk Factors”.

Gross margin and net income margin are supplementary financial measures as defined under National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosures.

Customers and Contracts

Our tungsten and future molybdenum products are secured under long-term, floor-priced offtake agreements with customers in national defense, aerospace, and high-technology manufacturing. We supply tungsten to metals processors and tungsten product manufacturers for defense applications, as well as for the tooling, electronics and other industrial sectors, with a diversified customer base focused across the U.S., EU and Japan. With the additional production expected from the Sangdong Mine, we have also secured offtake agreements with several blue-chip customers:

●	GTP: GTP, a subsidiary of the Plansee Group, is a major global tungsten product manufacturer and a U.S. defense contractor. The 15-year offtake agreement concluded with GTP includes a guaranteed floor price of US$183 per MTU based on an APT reference price of US$235 per MTU with no upside cap. The materials are exclusive to defense-only programs under U.S. Department of Defense (“DoD”) guidelines to support munitions, weapons systems and defense-grade manufacturing.

●	Metal-Tech: Metal-Tech is an Israeli metal processor. The offtake agreement concluded with Metal-Tech is exclusively intended for U.S. defense programs by TPW, a U.S. manufacturer of tungsten products, and includes a guaranteed floor price with no upside cap. We have partnered with Metal-Tech to support its DoD-compliant production systems linked to downstream defense logistics programs.

●	SeAH: SeAH is a major South Korean metal processor and a major alloy and aerospace supplier who is currently constructing a significant metals facility in Temple, Texas. Almonty’s partnership with SeAH ensures access to high-purity, secure molybdenum for high-tech alloys and space/aero systems.

These agreements provide long-term revenue visibility, customer concentration among defense groups, and strategic partnerships. You will find below a non-exhaustive summary of the material agreements to which Almonty is a party, including the agreements with the customers described above.

Almonty, along with its wholly-owned indirect subsidiary, BTW, is party to separate supply agreements with a European customer, Wolfram Bergbau & Hütten AG, for approximately 52% of the tungsten produced at the Panasqueira Mine, and a Japanese customer, Sumitomo Electric Industries, Ltd., for approximately 48% of the tungsten produced at the Panasqueira Mine (collectively, the “Supply Agreements”). These agreements support the Company’s ongoing sales strategy and reflect continued demand across key international markets. As part of its commercial approach, the Company may prefer shorter-term agreements in order to retain flexibility and control over material flows.

2 Gross margin is calculated by dividing Almonty’s gross profit by its revenue for a given period.

3 Net income margin is calculated by dividing Almonty’s net income by its revenue for a given period.

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The Amended Off-Take Agreement concluded with GTP provides for the supply of tungsten concentrate to be mined and processed at the Company’s wholly-owned Sangdong Mine in South Korea. Under this agreement, once financial close occurs and is confirmed in writing, the term begins and will continue for fifteen years from the date of first delivery of the material, unless extended to accommodate the repayment of all outstanding amounts under a senior secured facility or to ensure delivery of the total contracted quantities specified in the agreement. Almonty Korea Tungsten Corporation (“AKTC”) is the seller under the Amended Off-Take Agreement, while GTP acts as the buyer, with GTP’s parent company and Almonty jointly serving as obligors. The scheelite ore to be supplied must meet certain specifications relating to tungsten trioxide content, maximum impurities, and overall quality, and the Amended Off-Take Agreement sets forth a minimum monthly delivery volume after a twelve-month ramp-up period, requiring AKTC to supply and GTP to purchase 210,000 MTUs/year, over 90% of the expected 230,000 MTUs/year production capacity of Sangdong Phase I once in commercial production. The Amended Off-Take Agreement also contains a pricing mechanism offering two main options: one, a formula tied to APT prices on published indices, and the other, a fixed price that can be mutually agreed upon for a defined period. Where market prices drop below a certain floor, GTP must pay a support premium to ensure AKTC’s pricing does not fall below the baseline of US$183 per MTU of tungsten concentrate payable. This baseline corresponds to an APT reference price of US$235 per MTU.

The Company’s exclusive binding offtake agreement with SeAH, provides that SeAH is committed to purchasing all molybdenum produced from the Sangdong Molybdenum Project for the life of the mine, if it ever goes into production. The agreement includes a hard floor price of US$19.00 per pound (prior to treatment charges) and no upside cap, aligning with similar mechanisms in the Company’s other long-term supply agreements.

Source: Fastmarkets: ferro-molybdenum 65% Mo min, in-whs Rotterdam.

Under the Company’s binding offtake agreement with both TPW and Metal-Tech, TPW is committed to purchasing a minimum of 40 metric tonnes of tungsten oxide per month, exclusively for U.S. defense applications in missile, drone, and ordnance systems. Metal-Tech will convert the oxide into tungsten metal powder – in either Israel or the U.S. – with the entire processed output designated solely for TPW’s defense programs. As indicated above, the agreement includes a hard floor price that is comparable to the Company’s existing minimum pricing mechanisms in other long-term supply agreements.

Copies of the Supply Agreements and the Amended Off-Take Agreement are filed under Almonty’s SEDAR+ profile at www.sedarplus.ca.

Material Mineral Projects

As announced on July 3, 2025, the Company has conducted a reassessment of its mining portfolio and has concluded that, on the basis of its current strategy, including management’s focus and deployment of resources on the Sangdong Mine and the expected economic importance to the Company of the production at Phase I relative to its other properties, as well as the expected timing and significant potential production increase of Phase II, the Sangdong Mine is the only mineral project on a property that is material to the Company for the purposes of NI 43-101. For further information on this and other mineral projects, see “Mineral Projects—Material Mineral Project”.

The Company is also involved in the operation and development of the smaller mineral projects. For further information on these other mineral projects, see “Mineral Projects—Other Mineral Projects”.

Continuation to the United States

On February 27, 2025, the holders of Common Shares of the Company voted in favour of changing the Company’s jurisdiction of incorporation from the federal jurisdiction of Canada to the State of Delaware, such that the Company would be governed by the Delaware General Corporation Law (the “Domestication”). The Domestication reflects the growing importance of the United States in our strategic positioning. With its robust regulatory framework for critical minerals like tungsten and molybdenum and the evolving global economic landscape, the United States represents a compelling jurisdiction for our incorporation. The Domestication will also align Almonty’s corporate structure with the location of a significant portion of our shareholder base. If the Board decides to proceed with the Domestication, the Domestication will be implemented by way of the court-approved Plan of Arrangement under the Canada Business Corporations Act (the “CBCA”) as part of the Arrangement and will be effective on the date set forth in the Certificate of Conversion and Certificate of Incorporation, as filed with the Secretary of State of the State of Delaware. In addition to the issuance of the final order of the Ontario Superior Court of Justice (Commercial List) approving the Arrangement, the Arrangement is subject to the receipt of appropriate consents, approvals, and/or waivers from relevant regulatory authorities and third parties, including the CBCA Director, the TSX, the ASX and the NASDAQ. Pursuant to the resolution approved by the holders of Common Shares of the Company, the Board may, without further notice to or approval of the Company’s shareholders, decide not to proceed with the Arrangement. It is notably possible that, if the Board is, among other factors, not satisfied with the anticipated Canadian tax consequences of the Arrangement, it may not proceed with the Arrangement. See “Risk Factors—Risks Related to Almonty’s Redomiciling to the United States”.

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Recent Developments

On July 7, 2025, the Company announced the filing by the Company of a voluntary request for trading halt on the ASX following the filing by the Company of the Technical Report (as defined hereunder) related to the Sangdong Mine to allow the preparation and filing in Australia of a version of the Technical Report compliant with the Australasian Code for Reporting of Exploration Results, Minerals Resources and Ore Reserves (2012). The voluntary trading halt only applies to CDIs traded on the ASX.

On July 3, 2025, the Company announced that, following a reassessment of its mining portfolio conducted by the Company, the Company concluded that, on the basis of its current strategy, including management’s focus and the deployment of resources on the Sangdong Mine and the expected economic importance to the Company of the expected production at Phase I relative to its other properties, as well as the expected timing and significant potential production increase of Phase II, the Sangdong Mine is the only mineral project on a property that is material to the Company for the purposes of NI 43-101. In connection with the reassessment, the Company filed the Technical Report (as defined hereunder) related to the Sangdong Mine.

On July 3, 2025, Almonty effected a 1.5-to-1 consolidation of our Common Shares and our Common Shares commenced trading on a post-consolidated basis on July 7, 2025. The Share Consolidation was approved by our shareholders on April 30, 2025 at our annual general and special meeting of shareholders. Except where otherwise noted, all information in this prospectus and the documents incorporated by reference dated on or after the date of the Share Consolidation give pro forma effect to the Share Consolidation. See “Description of Share Capital—Share Consolidation”.

On June 30, 2025, Almonty announced that the Common Shares had been added to the S&P/TSX Global Mining Index, effective as of market open on June 23, 2025. The S&P/TSX Global Mining Index serves as a benchmark for globally traded mining companies. Management believes Almonty’s inclusion in the S&P/TSX Global Mining Index reflects the Company’s growing profile in the global mining sector and ongoing momentum in the tungsten industry.

On June 2, 2025, Almonty announced it had received bipartisan recognition from the U.S. House Select Committee on the Strategic Competition Between the United States and the Chinese Communist Party. The Committee acknowledged Almonty’s role in supporting U.S. efforts to strengthen domestic supply chains for critical minerals, highlighting the strategic relevance of the Sangdong Mine and the Company’s planned Domestication. The Committee also expressed interest in ongoing engagement and potential collaboration with Almonty to support the U.S. defense industrial base, including supply chain integration with American defense contractors and potential contributions to the U.S. National Defense Stockpile.

On May 30, 2025, Almonty announced it had appointed Alan Estevez to its Board of Directors. Mr. Estevez most recently served as the U.S. Under Secretary of Commerce for Industry and Security. Prior to this, he held senior roles within the U.S. Department of Defense, including Principal Deputy Under Secretary of Defense for Acquisition, Technology, and Logistics. Mr. Estevez brings extensive expertise in national security, defense logistics, and strategic trade matters relevant to the critical minerals sector.

On May 7, 2025, Almonty announced it had entered into a binding Off-take Agreement with TPW and Metal-Tech to supply a minimum of 40 metric tonnes of tungsten oxide per month exclusively for U.S. defense applications. Under this agreement, all tungsten oxide provided by Almonty will be processed into tungsten metal powder for use in U.S. defense production programs, including missile, drone, and ordnance systems. The agreement, which commences upon Almonty’s initial production of commercially saleable tungsten oxide from the Tungsten Oxide Facility, has a three-year term with automatic annual renewals and features a hard floor price with no cap on the upside.

On April 17, 2025, Almonty announced it was invited to participate in the U.S. Critical Minerals Forum, a high-level initiative funded by the Defense Advanced Research Projects Agency (DARPA). The Forum brings together key stakeholders from industry, academia, and government to support the development of secure and sustainable supply chains for critical materials. Almonty’s participation reflects its role in the responsible sourcing and production of tungsten, a mineral identified as critical to U.S. national defense and innovation objectives.

On April 4, 2025, Almonty confirmed that, based on current information, the recent Executive Order issued by the United States government concerning reciprocal tariffs on specific goods does not impact its tungsten products. Almonty’s tungsten ore, concentrates, oxides, and related materials, classified under HTS codes 2611.00.30, 2611.00.60, and 2825.90.30, are specifically excluded from the new tariff measures. The Company believes that this exemption reinforces the strategic importance of tungsten within critical mineral supply chains and supports the stability of Almonty’s access to U.S. markets.

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On March 20, 2025, Almonty announced it had appointed General Gustave F. Perna (U.S. Army, Retired) to its Board of Directors. General Perna previously served as Commander of the U.S. Army Materiel Command and co-led Operation Warp Speed. His extensive experience in logistics, operational management, and defense supply chains is expected to strengthen the Company’s strategic positioning within the critical materials sector, particularly in defense-related markets.

On March 18, 2025, Almonty announced it had entered into a strategic partnership with American Defense International, Inc., a leading U.S.-based government affairs and consulting firm specializing in defense and national security. Through this partnership, Almonty aims to further its engagement with U.S. government agencies and defense sector participants to support its strategic objective of becoming a preferred supplier of critical minerals, including tungsten, for national security and industrial applications.

MANAGEMENT

Executive Officers, Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers, directors and senior management as of the date of this prospectus. The business address of our executive officers and directors is our office address at 100 King Street West, Suite 5700, Toronto, Ontario, M5X 1C7.

Name	Residence	Position
Lewis Black	New York, USA	Chairman, President, Chief Executive Officer and Director
Mark Gelmon	Vancouver, Canada	Chief Financial Officer
Mark Trachuk (1)(2)	Toronto, Canada	Lead Director
Daniel D’Amato (2)	Paris, France	Director
Dr. Thomas Gutschlag (1)(2)	Mannheim, Germany	Director
Andrew Frazer	Dalkeith, Australia	Director
David Hanick (1)	Toronto, Canada	Director
Gustave F. Perna	Crane Hill, USA	Director
Alan Estevez	Bethesda, USA	Director

(1)	Member of the Audit Committee

(2)	Member of the Compensation and Corporate Governance Committee

Executive Officers

Lewis Black is currently the Chairman, President and Chief Executive Officer of the Company. He is also currently a Partner of Almonty Partners LLC, a privately held company specializing in tungsten mining investments. Mr. Black previously served as Chairman and Chief Executive Officer of Primary Metals Inc., a tungsten mining company formerly listed on the TSX Venture Exchange, from 2005 to 2007. Prior to that he was head of sales and marketing for SC Mining Tungsten Thailand. Mr. Black holds a B.A. (Honours) from Manchester University and is a former Vice President of the International Tungsten Industry Association.

Mark Gelmon is the Chief Financial Officer of the Company. Prior to that, he was the Chief Financial Officer of the Company’s subsidiary, Woulfe Mining Corp. (“Woulfe”) from early 2010 until September 2015. Mr. Gelmon is a partner of iO Corporate Services Ltd, a company which provides corporate and accounting services to various publicly traded Canadian companies. Mr. Gelmon obtained his Bachelor of Arts degree at the University of British Columbia and subsequently attained his CPA, CA designation in 1995 and is a member of the Chartered Professional Accountants of B.C.

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Directors

Mark Trachuk is General Counsel and Corporate Secretary at WildBrain Ltd. (TSX: WILD), a global leader in kids’ and family entertainment. Prior to WildBrain, Mark served as counsel at Norton Rose Fulbright Canada LLP, where he practiced corporate and securities law with an emphasis on mergers, acquisitions, strategic alliances and corporate governance. Mr. Trachuk is also a former General Counsel and director of Entertainment One, Ltd. (LSE: ETO), a global entertainment studio that was a constituent member of the FTSE 250. Prior to joining Entertainment One, he was a Senior Partner in the Business Law Group at Osler, Hoskin & Harcourt LLP, a Canadian-based law firm, where he practised from 1989 to 2018. Mr. Trachuk was also previously Lead Director of Thunderbird Entertainment Inc. (TSXV: TBRD) and Chairman of the Board of Playmaker Capital Inc. (TSXV: PMKR). Mr. Trachuk holds a B.A. in Economics from Carleton University, a J.D. from the University of Ottawa and an LL.M. in Corporate Law from the London School of Economics. Mr. Trachuk also holds the ICD.D designation from the Institute of Corporate Directors through the University of Toronto – Rotman School of Management. Mr. Trachuk is called to the bar in the provinces of Ontario and British Columbia and is a qualified solicitor in England and Wales.

Daniel D’Amato is currently a Partner of Almonty Partners LLC, a privately held company specializing in tungsten mining investments. He has held this position since 2005. Mr. D’Amato previously served on the board of directors of Primary Metals Inc., a tungsten mining company formerly listed on the TSX Venture Exchange, from 2005 to 2007. He began his career on Wall Street with Bear Stearns where over nearly a decade he became Managing Director. Mr. D’Amato holds a B.Sc. from Siena College.

Dr. Thomas Gutschlag is the Chairman of Deutsche Rohstoff AG, a public company listed on the Frankfurt Stock Exchange which identifies, develops and divests attractive resource projects in North America, Australia and Europe, with a focus is on the development of oil and gas opportunities within the United States, as well as metals such as gold, copper, rare earth elements, tungsten and tin. Dr. Gutschlag co-founded Deutsche Rohstoff AG in 2006 and was its Chief Executive Officer until June 2022, and, prior thereto, its Chief Financial Officer. Dr. Gutschlag currently serves on the board of directors of Saturn Oil & Gas Inc. (TSX: SOIL, OTCQX: OILSF, FSE: SMKA), a Canadian energy company operating light oil weighted assets throughout Saskatchewan and Alberta. Dr. Gutschlag is a qualified economist with a degree in economics from the University of Heidelberg and a doctorate from the University of Mannheim.

Andrew Frazer is currently a representative of RM Corporate Finance Pty Ltd. Mr. Frazer previously held positions as a consultant at Azure Capital, a stockbroker with Hartley Poynton, Patersons Securities and Morgan Stanley. Mr. Frazer graduated from the University of Western Australia with a Bachelor of Commerce – Honours, Bachelor of Jurisprudence and a Bachelor of Laws. Mr. Frazer also obtained his CFA Charter, along with a Diploma from the Securities Institute of the Australian Securities Exchange.

David Hanick is a partner of KIN Asset Management Inc. and served as the Chief Operating Officer of Spotlight Development Inc., a real estate developer based in Toronto, Canada and specialized in mixed-use, co-op, multi-residential rental, and condominium projects, until June 2025. Mr. Hanick previously held the position of Chief Legal Officer and member of the Investment Committee at Starlight Investments, a leading global real estate investment and asset management firm. Prior to joining Starlight Investments, David was a corporate partner and co-head of the Mining and Natural Resources Group in the Toronto office of Osler, Hoskin & Harcourt LLP where he focused on public and private mergers and acquisitions as well as capital markets transactions acting for issuers, underwriters and private equity firms. He has more than 20 years of legal, capital markets, mergers and acquisitions and corporate governance expertise. Mr. Hanick has served on the board of directors of Process Fusion Inc., a software and cloud computing organization and as corporate secretary for each of Starlight Western Canada Multi-Family (No. 2) Fund, Starlight U.S. Multi-Family (No. 2) Core Plus Fund (TSXV: SCPT.A / SCPT.U) and Starlight U.S. Residential Fund (TSXV: SURF.A / SURF.U). Mr. Hanick was awarded the 2020 and 2021 Law Department Leader of the Year Excellence Award by Canada Law Awards and was a finalist for the 2021 Canadian General Counsel Awards in the Business Achievement category. Mr. Hanick is a member of the Law Society of Upper Canada and holds a joint Master of Business Administration from the Schulich School of Business and Bachelor of Laws from Osgoode Hall Law School.

General Gustave F. Perna retired from the United States Army in July 2021 as the Chief Operating Officer of Operation Warp Speed, the U.S. national initiative focused on the rapid research, development, production and distribution of vaccines and therapeutics to combat COVID-19. From 2016 to 2020, General Perna served as Commander of the U.S. Army Materiel Command (AMC), comprising over 190,000 soldiers, civilians, and contractors. General Perna has held several high-ranking positions during his military career, including serving as Deputy Chief of Staff, G-4 (SVP for Logistics) for the Department of the Army (2014–2016), Commanding General (CEO) of the Joint Munitions Command (2010–2012), and Director, J-4, United States Forces – Iraq (2009–2010), overseeing multinational logistics during Operation Iraqi Freedom/New Dawn. He also led as Commanding General (CEO) of the Defense Supply Center – Philadelphia within the Defense Logistics Agency (2008–2009). General Perna holds an Associate Degree in Business Administration from Valley Forge Military Academy and a Bachelor in business management from the University of Maryland and was awarded a master’s degree in Logistics Management from the Florida Institute of Technology.

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Alan F. Estevez served as Under Secretary of Commerce for Industry and Security from 2022 to 2025, overseeing U.S. export controls and implementation of national security-related trade measures. From 2013 to 2017, he held the position of Principal Deputy Under Secretary of Defense for Acquisition, Technology and Logistics, following his 2011–2013 tenure as Assistant Secretary of Defense for Logistics and Materiel Readiness—the first career civilian to hold that role. Earlier in his career, Mr. Estevez held multiple leadership roles at the U.S. Department of Defense and Army, focusing on acquisition, supply chain, and logistics operations. He later served as a national security and logistics advisor at Deloitte. Mr. Estevez holds a B.A. in Political Science from Rutgers University and an M.S. in National Resource Strategy from the National Defense University. His public service has been recognized with numerous honors, including three DoD Distinguished Public Service Medals, the Presidential Rank Award, and the Service to America Medal.

Senior Management

Ujin Choi is the Project Managing Director for the Sangdong Mine. He has more than 20 years of global experience in engineering and construction project management. He previously served as Corporate Representative & Chief Technical Officer at Assenagon in Germany and as Corporate Representative & Deputy Managing Director at BHP. Mr. Choi holds a B.S. in Civil Engineering from the University of Wollongong, NSW, Australia.

Arif Priyambodo is General Manager, Processing Operations – Sangdong. He brings over 28 years of international mining leadership experience, with core expertise in mine-to-mill integration. He previously served as Head of Copper Concentrator and Project Lead at the Motheo Copper Mine (Sandfire Resources, Botswana), and as General Manager of Metallurgy & Process Engineering, New Mine Development at Ma’aden Gold and Base Metals in the Kingdom of Saudi Arabia. Mr. Priyambodo holds an MBA from the Institute of Technology Bandung, Indonesia.

António Corrêa de Sá is the Chief Executive Officer of BTW, operator of the Panasqueira Mine in Portugal. He has over 50 years of experience in the mining industry, including projects involving tungsten, gold, copper, and diamonds. Mr. Corrêa de Sá previously held executive positions at Anglo American and Rio Tinto and has managed operations in Europe, Africa, and South America. He holds a degree in Geological Engineering from a Portuguese institution.

Manuel de Sousa Pacheco serves as Technical and Underground Manager at BTW, operator of the Panasqueira Mine in Portugal. He has a degree in Mining Engineering (1997) and a Master’s in Mining and Geo-Environmental Engineering (2017). He is a Portuguese Mining Engineer with more than 25 years’ experience in mining operations. He has worked in several quarries and mines in Portugal, Angola, and South Korea; including earlier roles with MonteAdriano.

Corporate Governance

Arrangements Concerning Election of Directors; Family Relationships

We are not a party to, and are not aware of, any voting agreements among our shareholders. There are no family relationships among our executive officers and directors.

Composition of our Board of Directors

Our Board is currently comprised of eight members. Our directors are elected at each annual general meeting of our shareholders and serve until the next annual meeting of shareholders or until their successors are elected or appointed, unless their positions are earlier vacated. Our articles provide that the number of directors may be between three and 10. Under the CBCA, at least 25% of our directors must be resident Canadians (unless we have less than four directors, in which case, at least one director must be a resident Canadian).

Mr. Black is currently the Chairman of the Board. Mr. Trachuk is currently the lead director of the Board.

Director Independence

The Board has determined that six of the eight members of the Board are “independent,” as defined under the NASDAQ rules and for purposes of Canadian securities laws and therefore, a majority of the directors on our Board is independent. For purposes of the NASDAQ rules, an independent director means a person other than an executive officer or employee of the Company or any other individual having a relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, subject to certain additional limitations. A director is considered to be independent for the purposes of Canadian securities laws if the director has no direct or indirect material relationship to the Company. A material relationship is a relationship that could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. Certain individuals, such as our employees and executive officers, are deemed by Canadian securities laws to have material relationships with us.

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Mr. Black is not independent of the Company by virtue of his role as Chief Executive Officer of the Company. Mr. D’Amato is not independent by virtue of the fact that he received US$180,000 ($246,294) from the Company for consulting fees for the most recently completed fiscal year ended December 31, 2024.

Board of Directors’ Charter

The fundamental responsibility of our Board is to appoint a competent executive team and to oversee the management of our business, with a view to the best interests of the Company (including maximizing shareholder value) and ensuring corporate conduct in an ethical and legal manner through an appropriate system of corporate governance and internal control. Our Board has adopted a charter to assist it in supervising the management of our business and affairs.

Orientation and Continuing Education

The Nomination, Compensation and Corporate Governance Committee (the “NCCG Committee”) is responsible for the orientation and continuing education of the Company’s directors. Its charter mandates the development and annual review of programs for new director orientation and ongoing education for existing directors. For orientation, the NCCG Committee uses informal programs tailored to the new director’s needs and the Board’s requirements at the time. These programs ensure new directors are familiar with the Company’s business, procedures, corporate structure, recent filings, financial information, governance documents, and important policies. The NCCG Committee ensures that every director has the necessary capabilities, expertise, availability, and knowledge to fulfill their role effectively.

For ongoing education, the NCCG Committee relies on professional advisors to update Board members on changes in relevant policies, laws, or regulations. Directors are expected to communicate with the Company’s management and professional advisors and attend industry conferences to stay informed about developments in the Company’s industry and legal and regulatory environment. Occasionally, the NCCG Committee may organize on-site tours of the Company’s operations to further enhance directors’ understanding.

Ethical Business Conduct

The Board has adopted a code of business conduct, or Code of Ethics, that applies to all of our directors, officers and employees. Copies of our Code of Ethics may be obtained upon request from our Corporate Secretary at 100 King Street West, Suite 5700, Toronto, Ontario, M5X 1C7, telephone (647) 438-9766.

A copy of our Code of Ethics has been provided to each of our directors, officers and employees, and all of our agents and representatives, including consultants. Each of our officers and directors is required to acknowledge that he or she has read such code and annually disclose any transactions or matters of potential conflict, and our other employees may be required to make similar disclosures from time to time. A copy of our Code of Ethics will be provided to each new director, officer and employee, and each such person will be required to acknowledge that he or she has read such code before commencing activities as a director, officer, or employee, as the case may be.

The NCCG Committee is responsible for conducting periodic reviews of the Code and overseeing management’s monitoring of compliance. The Whistleblower Policy requires the Company’s directors, executive officers, employees, consultants, and contractors to report any good faith concerns or complaints regarding potential breaches of the Code of Business Conduct, particularly those related to accounting, internal control, or auditing procedures.

We have also adopted an Insider Trading Policy which ensures compliance with securities laws related to insider trading and tipping, prevents improper trading or tipping, and assists the Company’s directors, officers, and employees in fulfilling their legal obligations. It outlines general obligations and includes sanctions for non-compliance by any of the Company’s directors, executive officers, employees, or consultants.

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Committees of our Board of Directors

Our Board has established two committees: the Audit Committee and the Compensation and Corporate Governance Committee. All of our committee members are “independent,” as defined under the NASDAQ rules and for purposes of Canadian securities laws, with the exception of Mr. D’Amato.

Audit Committee

Our audit committee is currently comprised of three members: Mr. Trachuk (Chairman), Dr. Gutschlag and Mr. Hanick. Each member of our audit committee is a non-employee member of our Board. We have designated Mark Trachuk as our “audit committee financial expert,” as defined under Item 407 of Regulation S-K. In addition, each member of our audit committee is financially literate, as required by the NASDAQ rules and Canadian securities laws. All members of our audit committee are “independent” members of our Board, as required by the NASDAQ rules and Canadian securities laws.

Our audit committee is responsible for overseeing our financial reporting processes on behalf of our Board. Our independent auditors report directly to our audit committee. Specific responsibilities of our audit committee include, without limitation:

●	identifying and monitoring the management of the principal risks that could impact the financial reporting of the Company;
●	monitoring the integrity of the Company’s financial reporting process and system of internal controls;
●	monitoring the independence and performance of the Company’s external auditors;
●	dealing directly with the external auditors to approve external audit plans, other services (if any) and fees; and
●	providing an avenue of communication among the external auditors, management and the Board.

Each member of the audit committee has experience reviewing financial statements and dealing with related accounting and auditing issues.

The audit committee has the sole authority to pre-approve all non-audit services provided by the independent auditor.

Nomination, Compensation and Corporate Governance Committee

Our NCCG Committee is currently comprised of three members: Mr. Trachuk (Chairman), Dr. Gutschlag and Mr. D’Amato. All of the members of the NCCG Committee are “independent” directors, as defined under the NASDAQ rules and for purposes of Canadian securities laws, other than Mr. D’Amato by virtue of $246,294 received by him in consulting fees for the most recently completed fiscal year ended December 31, 2024.

The principal responsibilities of our NCCG Committee include: (a) assisting the Board in fulfilling its oversight responsibilities in relation to executive compensation, management development and succession planning, board compensation, broadly applicable compensation and benefit programs, corporate governance principles, performance reviews of the Board, committees and directors, nominations to the Board, and structure and composition of Board committees; (b) reviewing and recommending for approval to the Board the Company and its subsidiaries’ key human resources policies, compensation and benefits policy and plans, employment agreements of executive officers, and annual compensation packages for executive officers and non-executive staff; and (c) developing and reviewing annually the Company’s approach to corporate governance matters, including the Code of Business Conduct, directors and officers insurance policy, management’s succession plan, and the effectiveness of the Board, its committees, and individual directors.

With respect to the compensation function, the committee is responsible for all matters pertaining to the appointment, compensation, benefits and termination of members of our executive officers. The committee reviews our goals and objectives relevant to the compensation of our senior management team, as well as any annual salary, bonus, pension, severance and termination arrangements and other benefits, direct and indirect, of our executive officers, and makes recommendations to the Board and/or management, as appropriate.

Specific responsibilities of the committee relating to the compensation function include, without limitation:

●	reviewing and recommending for approval to the Board the compensation and benefits policy and plans, including incentive compensation plans for the Company and its subsidiaries, ensuring they align with the Company’s strategic goals and objectives;
●	evaluating and recommending annual compensation packages for executive officers, together with the Chair of the Board, by assessing the performance of the Chief Executive Officer and other executive officers and recommending their annual compensation packages and performance objectives to the Board;

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●	determining grants of options to purchase shares of the Company under the Company’s stock option plan and recommending these grants to the Board for approval; and
●	reviewing the adequacy and form of compensation for directors, ensuring that it realistically reflects the responsibilities and risks involved in being a director.

The NCCG Committee also assists the Board in carrying out its responsibilities by reviewing corporate governance and nomination issues and making recommendations to the Board, as appropriate. The committee is responsible for identifying individuals qualified to become directors, recommending to the Board proposed nominees for election to the Board and overseeing the Board’s overall approach to governance, board processes and leadership.

Specific responsibilities of the committee relating to the corporate governance and nominating function include, without limitation:

●	developing and reviewing annually the Company’s approach to corporate governance matters, including making recommendations to the Board to ensure appropriate and proper corporate governance practices are followed;
●	reviewing and recommending for approval to the Board reports and disclosures concerning the Company’s corporate governance practices and policies as required by applicable securities laws, rules, or guidelines;
●	developing criteria for the selection of directors or appointment of executive officers and procedures to identify possible nominees or candidates, considering factors such as independence, experience, background, and regulatory requirements; and
●	assessing the effectiveness of the Board as a whole, the committees of the Board, and the contribution of each individual director, making periodic reports to the Board regarding the same.

NASDAQ Requirements

NASDAQ Rule 5615(a)(3) permits a foreign private issuer to follow its home country practice in lieu of certain of the requirements of the Rule 5600 Series. However, a foreign private issuer that follows a home country practice in lieu of one or more provisions of the NASDAQ listing rules is required to disclose in its registration statement related to its initial public offering or first United States listing on NASDAQ, or on its website, each such requirement that it does not follow and describe the home country practice followed by the issuer in lieu of those requirements. Note, however, that if we redomicile in the United States, we will be required to follow the following NASDAQ requirements.

We do not follow the following NASDAQ requirements:

●	We do not follow Rule 5605(c), Rule 5605(d) and Rule 5605(e) regarding the elements that must be included in charters for audit, compensation and nomination committees, but instead follow our home country practice.
●	We do not follow Rule 5605(d)(2), but instead follow our home country practice. The NASDAQ requirement under Rule 5605(d)(2) is for each member of a compensation committee to be an independent director as defined under Rule 5605(a)(2). Mr. D’Amato is a member of the NCCG Committee and is not an independent director by virtue of $246,294 received by him in consulting fees for the most recently completed fiscal year ended December 31, 2024. The foregoing is consistent with the laws, customs, and practices in Canada.
●	We do not follow Rule 5605(e), but instead follow our home country practice. The NASDAQ requirement under Rule 5605(e) is for Director nominees to either be selected, or recommended for the Board’s selection, either by independent directors constituting a majority of the Board’s independent directors in a vote in which only independent directors participate, or by a nominations committee comprised solely of independent directors. Mr. D’Amato is a member of the NCCG Committee and is not an independent director by virtue of $246,294 received by him in consulting fees for the most recently completed fiscal year ended December 31, 2024. The foregoing is consistent with the laws, customs, and practices in Canada.
●	We do not follow Rule 5620(c), but instead follow our home country practice. The NASDAQ minimum quorum requirement under Rule 5620(c) for a meeting of shareholders is 33.33% of the outstanding Common Shares. In addition, Rule 5620(c) requires that an issuer listed on NASDAQ state its quorum requirement in its bylaws. Our bylaws indicate that at any meeting of our shareholders, two persons, being the holders of 25% of the shares entitled to vote at the meeting, present in person or represented by proxy, would constitute a quorum for the transaction of any business of the Company. The foregoing is consistent with the laws, customs, and practices in Canada. Following the Domestication, the quorum requirement be increased to 33.33% of the outstanding Common Shares as new by-laws of the Company will become effective.

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Executive Compensation

Detailed information concerning the compensation of our executive officers and directors for the fiscal year ended December 31, 2024 is contained in pages 35 to 50 of our Management Information Circular dated March 21, 2025 and filed on March 26, 2025, prepared for the purposes of the annual general and special meeting of the shareholders of the Company held on April 30, 2025, which is incorporated by reference in this prospectus. See “Documents Incorporated by Reference”.

MINERAL PROJECTS

Material Mineral Project

The following summarizes the general characteristics of the Sangdong Mine, which are further detailed in the Technical Report (as hereinafter defined). Scientific and technical information contained in this prospectus relating to the Sangdong Mine and the Technical Report is based upon information prepared by or under the supervision of, or approved by, the Qualified Person, and such scientific and technical information is included in this prospectus with the consent of the Qualified Person.

After reassessing its mineral projects in light of its current business strategy, the Company has determined that the Sangdong Mine is currently its only material mineral project for the purposes of NI 43-101. This mineral project is currently the main focus of the Company and the Company anticipates it will devote the majority of its resources on the development of this property in the coming years.

The Company is also involved in the operation and development of smaller mineral projects. See “Mineral Projects—Other Mineral Projects”.

Sangdong Mine

Current Technical Report

The most recent technical report on the Sangdong Mine (the “Technical Report”) is entitled “NI 43-101 Technical Report on the Mineral Resources and Reserves of the Sangdong Project, South Korea”, dated June 23, 2025 and effective February 28, 2025, authored by Adam Wheeler, B.Sc, M.Sc, C. Eng. (the “Qualified Person”), a “qualified person” within the meaning of NI 43-101, and filed in accordance with NI 43-101. The Technical Report has been filed on SEDAR+ and can be accessed under the Company’s profile at www.sedarplus.ca.

All capitalized terms and measurement abbreviations used but not otherwise defined in the summary of the Sangdong Mine below have the meanings given to them in the Technical Report. All references to tables and figures under the heading “Sangdong Mine” are to tables and figures in the Technical Report.

Project Description, Location and Access

The Sangdong Mine is located at Sangdong in the south-eastern Korean Peninsula, approximately 170 km east-southeast of Seoul, the capital city of South Korea, 25 km south-west of Taebaek and 55 km south-east of Wonju, in Yeongwol County, Kangwon-Do Province on the eastern side of South Korea (37°08’N latitude and 128°50’E longitude), as shown in Figures 4-1 and 4-2 below. The main adit of the Sangdong Mine is at the head of a short, south-flowing tributary of the Oktong-ch’on river. Sangdong is a small rural village with a population of approximately 600 situated 2 km to the south of the Sangdong Mine.

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Figure 4-1 – Sangdong Project Location Map

Figure 4-2 – Sangdong Mine Area

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Sangdong is easily reached by paved roads from all directions and is a 3.5-hour drive from Seoul. The Sangdong Mine is well served by the Yeondong Expressway 50 from Seoul, the Jungang Expressway 55 from Wonju, Highway 38 from Jechon to Yeongwol then Highway 31 to Sangdong. A bus journey from Dong Seoul Bus Terminal typically takes 4 hours to Taebaek. Taebaek (population of over 50,000) is located approximately 25 km to the east of Sangdong by paved road and is an established coal mining town with most modern facilities, including good accommodation facilities and some mining equipment support.

The national rail network system services the region. The train journey takes 4.5 hours to Taebaek from Seoul Station. The closest railhead is situated at Yemi, 5 km north of Sangdong.

Access throughout the Sangdong Mine area is generally very good, with sealed roads forming a network throughout the district, together with numerous unsealed farm tracks up the river valleys.

Almonty owns a 100% indirect ownership interest in the Sangdong Mine through its subsidiaries. Almonty’s interest in the Sangdong Mine is held by AKTC, which owns a 100% direct interest in the Sangdong Mine. AKTC is a wholly-owned direct subsidiary of Woulfe, itself a wholly-owned direct subsidiary of Almonty.

The Sangdong Mine comprises 12 mining rights with an aggregate area of 3,173 ha, held in the name of AKTC. The mining rights areas are shown in Figure 4-3 below and details of the licenses are indicated in Table 4-1 below.

Figure 4-3 – Sangdong Project: Mining Rights Areas

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Table 4-1 – Sangdong Project – Mining Rights’ Details

Registration No.	Location	Mining Block No.	Minerals	Area (ha)	Mining Rights Duration
71871	Yeongwol County	Seobyeok 121	W, Mo, Au, Ag, Cu, Pb, Zn, Bi, Silica	274	June 2, 2021 ~ June 1, 2031
71872	Yeongwol County	Seobyeok 112	W, Mo, Au, Ag, Cu, Pb, Zn, Bi, Silica	274	June 2, 2021 ~ June 1, 2031
71873	Yeongwol County	Seobyeok 111	W, Mo, Au, Ag, Cu, Pb, Zn, Bi, Silica	274	June 2, 2021 ~ June 1, 2031
71874	Yeongwol County	Seobyeok 102	W, Mo, Au, Ag, Cu, Pb, Zn, Bi, Silica	274	June 2, 2021 ~ June 1, 2031
71875	Yeongwol County	Seobyeok 92	W, Mo, Au, Ag, Cu, Pb, Zn, Bi, Silica	185	June 2, 2021 ~ June 1, 2031
71876	Yeongwol County Jeongseon County	Seobyeok 91	W, Mo, Au, Ag, Cu, Pb, Zn, Bi	274	June 2, 2021 ~ June 1, 2031
71884	Yeongwol County	Seobyeok 101	W, Mo, Au, Ag, Cu, Pb, Zn, Bi	274	June 9, 2021 ~ June 8, 2031
74978	Yeongwol County Jeongseon County	Seobyeok 81	W, Mo, Au, Ag, Cu, Pb, Zn	248	Oct. 1, 2005 ~ Sep. 30, 2025 **Oct. 1, 2025 ~ Sep. 30, 2045***
79986	Jeongseon County Yeongwol County	Homyeong 100	W, Mo, Au, Ag, Cu, Pb, Zn	274	Nov. 23, 2011 ~ Nov. 22, 2031
79987	Yeongwol County Jeongseon County	Homyeong 110	W, Mo, Au, Ag, Cu, Pb, Zn	274	Nov. 23, 2011 ~ Nov. 22, 2031
79988	Yeongwol County Jeongseon County	Homyeong 119	W, Mo, Au, Ag, Cu, Pb, Zn	274	Nov. 23, 2011 ~ Nov. 22, 2031
79989	Yeongwol County Jeongseon County	Homyeong 129	W, Mo, Au, Ag, Cu, Pb, Zn	273	Nov. 23, 2011 ~ Nov. 22, 2031
Total		12 Blocks		3172

Note:

* AKTC received a 20-year extension for License No. 74978 on May 13, 2025.

The existing exploration and mining permits cover all the active exploration and mining areas encompassing the Sangdong Mine. The exploration permits provide the right to carry out all contemplated exploration activities with no additional permitting required. Exploration permits are subject to exploration rights usage fees (a fixed annual charge) and applicable taxes. The mining permits give the right to carry out full mining and mineral processing operations in conjunction with safety and environmental certificates.

Approval for installation of mining facilities (Sangdong Portal, Woulfe Portal, Taebaek Portal, Baegun Portal and nearby quartzite mine) have been issued by East Mine Registration Office of the Ministry of Trade, Industry & Energy. Environmental certificates (Temporary Forest Land Use) have been issued by the Department of Environmental Forest of Yeongwol County.

Surface rights for mining purposes are not included in the Sangdong Mine’s permits, but AKTC have leased some of the land used for mining and processing plant activities by effecting payment of a purchase fee based on the appraised value of the land. The rest of the necessary lands for mining, waste disposal and processing plant activities (processing plant, offices and accommodations, etc.) were guaranteed by Yeongwol County, through written official documentation. The expiration date of the site leased from Yeongwol County is December 31, 2025, and it is expected to be extended by approximately 3 to 5 years.

South Korea has an established Mining Industry Act which defines the mining rights guaranteed by the government of South Korea.

Except for relatively small areas in the south in the main river valley and a few small areas of vegetable farms, the Sangdong Mine is on government land. On government (i.e., non-private) land, an environmental security bond must be lodged. On private land, access must be negotiated with the individual landowner(s). In the case of mining, there is no formal mediated process for land disturbance, and the purchase or lease of the surface rights would have to be negotiated with the landowner(s).

There are no royalties, overrides, back-in rights, payments or other similar agreements or encumbrances to which the Sangdong Mine is subject.

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South Korea applies a 10% value-added tax (“VAT”) on domestic sales of goods and services, including the sale of concentrates and imports. However, exports of concentrates are zero-rated for VAT purposes, meaning no VAT is charged and input VAT may be recoverable. The standard corporate income tax rate is 21%, with an additional local surtax of 10% on the national tax, resulting in a combined effective rate of approximately 23.1%. In addition, a 0.5% local resource and facility tax is levied on the value of mined minerals and paid to the local government. There is no VAT surtax on sales.

There are no significant factors or risks that might affect access or title to, or the right or ability to perform work on, the Sangdong Mine known at this time.

History

I)	Earliest Operations (1916–1949)

Tungsten mineralization was discovered on the property comprising the Sangdong Mine in 1916 and mining took place at two locations: the Doyeop Mine and the Sungyeong Mine for several years, but then ceased. Tungsten grades at the Doyeop Mine averaged 3.3% WO3 and ranged from 0.8% to 5.86% WO3. Tungsten grades at the Sungyeong Mine averaged 7.55% WO3 and ranged from 2.50% to 17.12% WO3.Operations at both locations recommenced in 1933 and the main Sangdong deposit was discovered during the period 1939 to 1940. In 1941, the company Kobayashi Mining Corporation (“Kobayashi”) bought both mines and integrated operations into the overall Sangdong Mine. The Sungyeong Mine owners, in order of succession, were Ogama Fusajiro, Kondo Shinjiro, Shibuya Yoshihide and then Kobayashi. Apart from acquiring the Doyeop Mine and the Sungyeong Mine, Kobayashi also expanded the mining rights area for the Sangdong Mine to include tungsten, bismuth and molybdenite. The smelting plant for Kobayashi was in Seoul.

The Sangdong Mine was operated during the Second World War by Sorim Resources Co. and, during the period 1946 to 1949, under the jurisdiction of the United States military government office. With the end of the Second World War in 1945, all property owned by Japanese nationals in Korea was taken over by the United States Army Military Government in Korea (“USAMGIK”), including Kobayashi’s mines. Along with 5–6 Japanese employees, Kobayashi’s president stayed for some time as an advisor to USAMGIK for tungsten mining development, but soon returned to Japan in October 1945.

In 1946, the U.S. Army restarted the tungsten mining operations for export to the United States. In 1947, Korea’s tungsten ore was exported for the first time to the world market, branded with the name of the Republic of Korea. The tungsten concentrate was first exported through exchanges between the Korean and U.S. governments.

On November 1, 1947, the Sangdong Mine suffered a fire caused by an electrical leak at the processing site, which had just begun operation. The processing plant was completely burned down, which seriously hindered production. Despite that, the Sangdong Mine produced 939 tonnes of tungsten during that year. The operation of the processing site at the Sangdong Mine restarted in November 1948.

II)	Korea Tungsten Mining Company Ltd. (1949–1994)

In 1948, the USAGMIK control system ended and a governance system of company presidents started, with Kim Hyun Gyung being appointed as the first president of the Korea Tungsten Mining Company.

In 1949, the Korean Tungsten Mining Company, a government agency, assumed control and operated Sangdong Mine until 1951. In 1952, the Korean Tungsten Mining Company changed its name to Korea Tungsten Mining Co. Ltd. (“KTMC”) and resumed mining, producing tungsten and scheelite, bismuth and molybdenum concentrates. There were various disruptions with the Korean War from 1950–1951, including being occupied for some of that time by North Korea. In 1951, 639 tonnes of tungsten concentrate were produced, with a monthly production rate of approximately 10,000 tonnes of ore, at a grade of 1.2–1.7% WO3.

In 1953, mechanized equipment was installed, including slushers, loaders and mining cars. In 1954, mechanization of mine transportation started with tram operations, as well as three underground compressors. In 1957, the mining operations were downsized, going from 1,567 to 400 people at the mine site. A chemical treatment plant was started in 1959 and other significant milestones were achieved over the next 17 years.

The Sangdong Mine operated until 1994, with annual rates of production of up to 750,200 tonnes of ore. By the time of closure, the mine had been developed on 20 levels, between the elevations of 242 and 755 metres above sea level, with a cumulative length of 20 km of workings in addition to six inclines totalling 3.8 km, a ventilation incline and a 450-metre vertical shaft. The mine had tracked haulage ways.

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Historical mining employed underground room and pillar methods and concentrated on four main tungsten horizons: the Upper (H1), Main (M1), Lower II (F2) and Lower III (F3) listed in stratigraphic order. Mining occurred mostly on the M1 horizon, with lesser operations on H1 and only very minor workings on F2 and F3.

Production figures over the life of the mine are not available for every year, having either been lost or having never been fully documented. During the period 1952 to 1987, annual production of tungsten concentrate varied between 994 tonnes (1955) and 3,268 tonnes (1961) and total production was 74,911 tonnes. There are indications that in the period between 1987 and 1992, mine production was limited and concentrate production was derived from toll treatment. Various quantities of APT, tungsten metal and tungsten steel were also produced.

Between 1961 and 1987, 2,930 tonnes of bismuth were recovered. Also, 2,725 tonnes of paramolybdate or molybdenum oxide were produced during the period 1967 to 1987. Gold and silver were also recovered, with maximum annual production rates of 37 kg of gold (1987) and 531 kg of silver (1974), apparently from the bismuth concentrate.

Based on tabulated data on longitudinal sections from the beginning of 1981 to the end of 1988, it is evident that the great proportion of the ore-grade mineralization was produced from the 3.5 m to 5 m thick Main horizon: 3.918 Mt. During the same period of time, about 2.041 Mt were mined from the Hangingwall (Upper) horizon in widely spaced stopes as deep as the -8 level. Data suggest that little, if any, production came from the horizon prior to that period.

From 1981 to 1988, about 88,000 tonnes of ore came from the Footwall (Lower) II horizon, mostly in the upper three levels, and 167,000 tonnes of ore from the Footwall (Lower) III horizon, also mostly in the three upper levels of the mine.

Although no statistics are available for production from the various individual horizons, it is evident from the 1989 longitudinal sections that there appear to be only pillars remaining at most levels in the core of the mine area, to at least the -15 level. Most of the remaining resources at that time were in peripheral, and probably lower grade, parts of the deposit and in the Main East orebody.

Statistics for the period from 1987 to the mine’s closure in 1992 are unavailable; however, there are indications that mine production was limited and concentrate production was derived from toll treatment. Various quantities of APT, tungsten metal and tungsten steel were also produced.

In 1959, a synthetic scheelite plant began operation, improving the grade and recovery of concentrates. In 1961, a bismuth refining plant was opened, producing 99.9% bismuth metal. The following year, a plant to produce tungsten metal was commissioned and, in 1972, an APT plant was built.

Towards the end of the 1960s, it was clear to KTMC that it was become increasingly difficult to maintain the production of extremely rich (plus 1.5% WO3) grades from the Main zone, forcing them to make a number of important changes to the company’s operations.

From 1974 to 1987, up to 1,182 tonnes of APT was produced annually, totalling 10,624 tonnes, but between 1978 and 1987, less than 170 tonnes of tungsten metal and steels were produced. The drop in tungsten prices in the mid-1980s caused the mine to reduce production and eventually shut down in 1992. KTMC was finally dissolved in 1998.

Mr. Jae Youl Sim (Se Woo Mining Co. Ltd. (“Se Woo”)) acquired 23 mining rights over the Sangdong deposit in June 2001.

III)	Woulfe Mining Corporation (formerly Oriental Minerals Inc.) (2006–2015)

On October 19, 2006, Oriental Minerals Inc. (“Oriental”) entered into an agreement with Se Woo, a private company based in Seoul, Republic of Korea, whereby Oriental could earn up to 100% interest in 23 mining rights with a total area of 5,924 ha (59.24 km2).

Ownership of the 23 mining rights was transferred to Oriental, a 100%-owned Korean subsidiary of Oriental Hard Metals Korea Co., Ltd. upon closing of the transaction contemplated in the Sangdong Purchase Agreement and acceptance by the TSX Venture Exchange on January 7, 2007.

On the February 25, 2010, Oriental changed its name to Woulfe Mining Corp. Subsequently, the project area was reduced to 12 mining rights with an aggregate area of 3,173 ha. In November 2011, Woulfe gained a 100% interest in the property.

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IV)	Sangdong Mine Development by AKTC (2015–2024)

Almonty acquired a 100% ownership interest in Woulfe on September 11, 2015 by way of a plan of arrangement. Woulfe, through its wholly owned subsidiary, AKTC, owns a 100% interest in the Sangdong Mine.

A critical milestone in the redevelopment of the Sangdong Mine was securing adequate financing to support construction and operational activities. In 2020, Almonty achieved this by finalizing a US$75.1 million project finance loan with KfW IPEX-Bank, a German financial institution.

Following the approval of project financing in early 2020, Almonty Industries initiated a multi-year, meticulously planned construction and development program at the Sangdong Mine. The program reflects a combination of engineering precision, environmental, social and governance (“ESG”) aligned project management and a commitment to building the largest non-Chinese source of tungsten globally. Below is a detailed breakdown of the key phases and milestones in the development of the Sangdong Mine.

1.	2020 – Pre-construction and Engineering

●	January 2020: Binding commitment for project financing secured for US$75.1 million.
●	February 2020: Revised 15-year offtake agreement signed, increasing minimum revenue floor to C$750 million.
●	May 2020:

○	Metso Corporation (“Metso”) completes delivery of the basic engineering package for the crushing and grinding circuit.
○	Collaboration with the Gangwon Provincial Government and Yeongwol County formalized through a memorandum of understanding, confirming local support, infrastructure provisioning and regulatory facilitation.

●	July–September 2020:

○	Backfill plant design and location finalized at 730 m elevation for gravity-based tailings pumping.
○	Long-lead items such as flotation cells and mill components specified for procurement.

2.	2021 – Formal Start of Construction

●	Q1 2021: Concrete batch plant completed on site to support all civil works and underground construction.
●	Q2 2021:

○	Renovation of the Sangdong town administration office into a local headquarters and community contact point.
○	Major cost optimization achieved by bundling site levelling, road building and drainage diversion.

●	May 2021: Groundbreaking ceremony held at the Sangdong Mine, marking the official start of surface construction.
●	Q3–Q4 2021: Preparatory works and mobilization continue; underground engineering and design for portals and haulage confirmed.

3.	2022 – Ramp-up of Equipment Procurement and Civil Works

●	January–June 2022:

○	Completion of several conditions precedent for the project finance agreement.
○	Memorandum of understanding signed with Korean Mine Rehabilitation and Resource Corp. (“KOMIR”) and Hannae For T, Ltd for rare-metal recycling and value-add processing in South Korea.

●	Q3 2022:

○	First and second disbursements received to fund civil works and equipment orders.
○	Procurement of semi-autogenous grinding mill, ball mill, protection screens, reclaim feeders and other processing equipment.
○	Basic and detailed engineering finalized for site-wide process layout and backfill plant.

●	July–September 2022:

○	Drawings and schematics reviewed and approved.
○	Underground development work begins, focusing on ramp access and portal clearance.

4.	2023 – Structural Construction, Power and Underground Access

●	April 2023: Fourth project finance drawdown received; cumulative investment surpasses US$32 million.

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●	Q2–Q3 2023:

○	Powerline upgrade completed and tied into the national grid.
○	Delivery of ball mill, flotation cells and other critical path equipment to site.
○	Installation of foundations for crushing and grinding building begins.

●	July–November 2023:

○	Drawdowns 5 and 6 support above-ground construction and final procurement.
○	Delivery of flotation systems and pastefill support structures.
○	Guest accommodations and logistics base finalized to host rotating personnel.

5.	2024–2025 – Transition Toward Commissioning

●	Q1–Q2 2024:

○	Early earthworks for processing plant commence; steel and mechanical installation begin.
○	Ore development begins underground, initially targeting stope areas validated by prior drilling campaigns.
○	Safety protocols integrated in partnership with KT Telecom, introducing artificial intelligence-based safety monitoring (Mine Safety DX).

●	Q3 2024:

○	Surface infrastructure near completion; final installation of mechanical components.
○	Integration of electrical and automation systems begins.

●	Q1 2025:

○	Final drawdown received in January 2025, confirming full funding allocation.
○	Substantial progress of underground mine development and advancement of processing plant construction to support production readiness.

V)	Historical Resource Estimates

1.	KTMC Historical Estimates

Two historic tungsten Mineral Resource estimates (see Table 6-3 below) were prepared for the Sangdong Mine, in 1985 and 1989. The 1985 estimate, prepared by the mine staff, contained a total of about 20 Mt at a grade of 0.5% WO3. The 1989 estimate, prepared by Korea Resources Corp., contained about 18.8 Mt at an average grade of 0.5% WO3.

The second estimate includes about 1.4 Mt attributed to the Sangdong East deposit and therefore the difference between the two estimates does not represent the tonnage mined in the interim. These were polygonal estimates and used a relative density of 2.9. Tungsten mineralization in Sangdong East is lower-grade than in the main mine area. Drillhole data indicated that the Hangingwall (Upper) horizon typically ranges from approximately 1.5–11 m in thickness and contains 0.01–0.24% WO3 in grade. The partially mined Main horizon is approximately 1 m to 8.8 m in thickness and contains 0.01–0.65% WO3. Low-molybdenum, blue-fluorescent scheelite is dominant.

Table 6-3 – Historic Resource Estimates, Sangdong Mine

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West (W) Sangdong was estimated to contain 2.3 Mt at an average grade of 0.5% WO3 but no details of the estimation process or the number of holes employed in the estimate are known. It is unknown on how many drillholes this was based, but because of the wide spacing of the drillholes (200m or more), the Mineral Resource could at best be considered Inferred under currently accepted resource evaluation methodologies.

Drill intercepts in the Main horizon varied from 0.24-0.8% WO3 across 0.8–2.8m. Other intersections included 0.11–0.28% WO3 across 2.3–6.8m in the Upper vein; and 0.1–3.0% WO3 across 0.6–2.0 m in the Lower vein. In drill hole 86-6 in the Hwajeolchi area, a roughly 15 m interval in the Hangingwall (Upper) horizon of interlayered limestone and calc-silicate rock (about 50% each) was intersected, with one 3.5 m interval containing 0.32% WO3.

A large molybdenite-quartz vein stockwork deposit located above a granitic intrusion was identified and drilled between 1980 and 1987 (22 vertical holes; 12,390 m core drilling). Up to 1987, all Mineral Resource or Mineral Reserve estimates predate both NI 43-101 and Woulfe’s involvement in the Sangdong Mine, and should not be considered to be material.

2.	Woulfe Historical Estimates

Tetra Tech (Wardrop) (2012)

The 2012 global Mineral Resource estimate (see Table 6-4 below) estimated by Tetra Tech (“TT”) focused on the data acquired from the 2006–2008 drilling programmes, completed by Woulfe, as well as the compilation of historical data for the upper quarter of the known dip length of the mine, i.e., the section from surface to just below the water level.

The historical drilling data used in the TT(Wardrop)/Woulfe April 2010 scoping study was not used for the 2012 estimate, meaning that any down-dip extension of the mineralized zones was not represented as a Mineral Resource. The classification conformed to the CIM Definition Standards. The Mineral Resource was split into two sections by elevation, representing the down-dip potential of the deposit below current waterline.

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Table 6-4 – Sangdong, 2012 Global Resource Estimate

The previous estimate in the Wardrop 2010 scoping study was made on a very different basis to the 2012 estimate, the former relying on the holes drilled underground by KTMC and on a coarse geological interpretation of the mineralized zones; the 2010 Mineral Resource was classified as Inferred.

The 2012 estimate relied entirely on the more recent drilling programmes with associated sample quality control; however, it only covered approximately the upper quarter of the known dip length of the mineralized zones, and therefore the comparison of the two estimates would be unreliable.

In order to estimate the down-dip resource potential at the Sangdong Mine (see Table 6-4 above), TT (Wardrop) completed a separate estimation of the down-dip resource using all available samples, including those samples which could not be included in the up-dip “Indicated” Mineral Resource. Due to the unreliability of the historic data described above the Mineral Resource was classified as “Inferred” but was included in order to reconcile the 2010 and 2012 estimates.

AMC Consultants Pty Ltd (2014)

Mineral Resources were estimated using a block modelling approach, with three-dimensional (“3D”) ordinary kriging and Datamine’s™ dynamic anisotropy application being employed.

Table 6-5 below shows the Mineral Resource estimate and metal content for the Sangdong Mine as of September 15, 2014. The cut-off grade of 0.4% WO3 was provided by WMC and was based on an assumed mining method, production rate, metallurgical recovery and metal prices. AMC Consultants Pty Ltd (“AMC”) reviewed these assumptions and considered that they met the requirement of reasonable prospects of eventual economic extraction. It appears that AMC used some results from the pre-2006 drilling in the Mineral Resource estimation.

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Table 6-5 – AMC 2014 Mineral Resource Estimate

Changes that occurred between the 2012 and the 2014 Mineral Resource estimates included:

●	11,348 m additional Mineral Resource definition drilling.
●	Change in the estimation method from modelling the volume and geometry of mineralization using the underground development surveys (TT), to using the actual drill hole intersections (AMC).
●	Change in the estimation method from assigning grades to each mineralization zone using the mineralization coding in the database (TT), to using the spatially referenced drill hole intersections in 3D to estimate grade for each mineralization zone (AMC).
●	Change in the estimation method from a single mineralization grade threshold of 0.15% WO3 (TT), to splitting the mineralization into three grade thresholds and estimating each independently (AMC).
●	Using the interpreted faults to constrain the Mineral Resource estimate.
●	Significant additional underground mapping carried out and incorporation of these data in the Mineral Resource estimate.
●	Change in the definition of the Mineral Resource categories.

Table 6-6 below compares the TT 2012 estimate with the AMC 2014 estimate. Both estimates are reported at 0.15% WO3 cut-off grade in this table for comparison purposes.

The following observations were made from the comparison table:

●	Approximately half of the Indicated tonnes in the previous estimate were converted to Measured Mineral Resources due to the increased drilling and improved understanding of the geology gained through underground mapping.
●	Measured plus Indicated tonnes increased by 12% overall, while the Inferred tonnes increased by 5% overall between the two estimates.
●	The change in density is not significant.
●	Measured plus Indicated grades decreased by 46%, while Inferred grades decreased by between 68% between the two estimates.
●	The net result in the Measured plus Indicated categories was a decrease in the contained tungsten metal of 29%.
●	The net result in the Inferred category represents a decrease in the contained tungsten metal of 59%.

AMC considered that the decrease in grades was mainly due to the previous method (TT) of creating the mineralization volumes from the underground development surveys, and then estimating grade into those volumes from the coded intersections in the database. The coding in the database is not based on a 3D interpretation but is interpreted on a drill hole-by-drill hole basis.

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Table 6-6 – Comparison of 2012 and 2014 Mineral Resource Estimates

A-Z Mining Professionals Ltd./TT (Wardrop) Feasibility Study (June 2015)

In 2014, AMC was commissioned by Woulfe to develop a resource block model completely independent of the TT geology block models. On an A-Z Mining review of the completed AMC model, A-Z Mining and Woulfe decided not to retain the AMC resource model due to the technical methodology employed.

The Feasibility Study relied on the TT 2015 updated resource block model, which included the 2013 Phase 4 drilling programme (7,200 m of additional definition drilling to significantly increase confidence in the resources).

The Indicated Mineral Resource in the TT phase 4 updated model is shown in Table 6-7 below reported at 0.15% WO3 cut-off grade above 600 mrl. The resource is only reported above -3 level (600 mrl).

The TT reported resources were limited to the -3 level (594 mRL).

Table 6-7 – Tetra Tech Sangdong Resources, June 2015

The phase 4 Mineral Resource Estimate update included changes from previous estimates, specifically the 2012 TT Feasibility Estimate:

●	The hangingwall ground conditions were better understood up-dip, so a greater proportion of the hangingwall was reclassified in Inferred, rather than just the bottom 3 levels above the current waterline.

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●	The Halo mineralization surrounding the Footwall Zone had reduced in importance with better definition of the Footwall 2 and Footwall 3 zones from the phase 4 drilling and this is reflected in the resource categories.
●	The Indicated Main and Footwall zones’ Mineral Resources were largely unchanged from the previous estimate as the Phase 4 infill programme had not changed the results significantly.

The Mineral Reserves (derived from the Mineral Resource block model Measured and Indicated Mineral Resources) were identified as being economically extractable, incorporating mining loses and the addition of mining dilution, by A-Z Consultants. Measured and Indicated Mineral Resources were outlined from the -2 to Taebaek levels as almost all resources below -2 Level Mineral Resources were Inferred. The Measured and Indicated Mineral Resources were further separated into the F2/F3 and Main Zones. The resources in a 50 m surface pillar allowance were subsequently removed.

Using an average processing plant recovery of 81%, a concentrate quality of 65% WO3 and revenue per tonne of concentrate of US$15,000, a cut-off grade of 0.275% WO3 was determined.

Mining recoveries of 100% in primary (rock walls, floor and back) stopes and 95% in secondary stopes (backfill on both sides of stope) were assigned, based on industry norms and experience in mining in these types of conditions.

Dilution for the stopes included waste inside the stope outlines in the stopes, and backfill sloughing from primary stopes in the secondary stopes. Backfill dilution was included at 5% at a 0% WO3 grade. Development ore was not separated from stoping ore in the reserves.

The Proven and Probable Mineral Reserves in the combined F2 and F3 Zones were estimated to be 3.9 Mt with a grade of 0.610% WO3. The Proven and Probable Mineral Reserves in the Main Zone were 2.0 Mt at a grade of 0.492% WO3.

3.	AKTC Historical Estimates

The A-Z Feasibility Study was updated during 2015, with a NI 43-101 technical report produced by the Qualified Person in December 2015. At a 0.15% WO3 cut-off grade, Indicated Mineral Resources of 5.18 Mt were reported, along with Inferred Mineral Resources of 52.8 Mt. Mineral Reserves were determined of 4.7 Mt, at a grade of 0.42% WO3.

The Qualified Person produced an updated NI 43-101 technical report for the end of July 2016. At a 0.15% WO3 cutoff grade, Indicated Mineral Resources of 8.0 Mt were reported, at a grade of 0.51% WO3, along with Inferred Mineral Resources of 50.7 Mt, at a grade of 0.43% WO3. Mineral Reserves were determined of 7.9 Mt, at a grade of 0.45% WO3.

The Qualified Person produced a Mineral Resources-only NI 43-101 technical report, related to the Molybdenum Stockwork, for the end of May 2022. At a 0.19% MoS2 cut-off grade, Inferred Mineral Resources of 21.5 Mt were reported, at a grade of 0.26% MoS2.

Geological Setting, Mineralization and Deposit Types

The Korean Peninsula is situated on the eastern margin of the North China-Korea Platform, which corresponds to a craton composed of three blocks: Archean metamorphic rocks, the Nangrim-Pyeongnam Block and the Gyeonggi and the Yeongnam Massifs. These blocks are separated by the northeast-trending Imjingang and Okcheon mobile belts of Phanerozoic age. The Sangdong Mine is located within the northern sector of the Okcheon Fold Belt, occupying the Cambro-Ordovician Joseon Supergroup of the Taebaek Basin.

The Sangdong Mine is situated on the gently dipping southern limb of the east-west orientated Triassic-age Hambaek Syncline. This structure consists of a thick sequence of sedimentary rocks of the Taebaek Series, composed of Cambro-Ordovician interlayered limestones, shales and quartzites of the Joseon System. This sequence is unconformably overlying the Pre-Cambrian schist and gneiss basement of the Yulri Group of the Yeongnam massif. The stratigraphy in the Sangdong area is mainly composed of the basal Jangsan quartzite, Myobong slate and the overlying Pungchon limestone formations with Cambrian age, which belong to the Joseon Supergroup.

The tungsten mineralization of the Sangdong deposit is contained in several tabular, bedding-conformable skarns in the Myobong Shale formation. The ore deposit is strata-bound, with the strike and dip of the hosting formations. These skarns have been interpreted as comprising carbonate-bearing horizons that were hydrothermally altered and mineralized by fluids ascending from the underlying Sangdong Granite.

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From uppermost to lowermost, the mineralized horizons are termed as Hangingwall, Main, and Footwall horizons, as shown in Figures 7-4 and 7-5 below. The Footwall and Main horizons have thicknesses that typically range from 1 to 4 m. As well as the main mineralization on these beds, there are often thin calc-silicate layers developed on the upper and lower contacts of the Main and Footwall horizons.

The Hangingwall horizon is located near the upper contact of the Myobong shale and varies in thickness from approximately 5.0 to 30.0 m because of the irregular boundary of the shale with the overlying Pungchon Limestone. This zone has a strike length of about 600 m and a down-dip extent of about 800 m. Above the most highly altered portion of the Main horizon, the Hangingwall horizon is not tabular, but extends steeply and irregularly into the overlying limestone. The base of the Hangingwall horizon is approximately 14 m above the upper contact of the Main horizon.

The Main horizon strikes about 100° and dips northerly between 15° and 30°. The strike length is in excess of 1,300 m and thickness varies from 5.0–6.0 m. Hydrothermal alteration (skarnification) within the Main horizon forms three concentric, roughly circular zones: the inner biotite-muscovite-quartz zone, the intermediate biotite-hornblende-quartz zone and the marginal garnet-diopside zone.

The Footwall horizons comprise multiple layers: Footwall Zone 1 (F1) normally occurs 1 m below the Main horizon and can be approximately 2 m thick; Footwall Zones 2 and 3 (F2, F3) are situated approximately 35 m to 40 m below the Main horizon and average thickness is from 3 m to 4 m. Furthermore, usually smaller, Footwall Zones have been identified beyond F3 and are collectively referred to as F4 and F5, both situated not far from the contact with the underlying Jangsan quartzite formation.

Figure 7-4 – Schematic Section of the Sangdong Deposit

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I)	Local Geology

The Sangdong Mine is situated within the northern sector of the Okcheon Fold Belt in South Korea, a region that hosts Cambro-Ordovician sedimentary sequences known as the Joseon Supergroup. The deposit lies along the south-dipping southern limb of the east-west trending Hambaek Syncline and is structurally and stratigraphically controlled. The local stratigraphy consists primarily of the basal Jangsan Quartzite, overlain by the Myobong Slate, and capped by the Pungchon Limestone—units which collectively form the Joseon Supergroup. The tungsten mineralization is hosted within several tabular, bedding-conformable skarn horizons (Hangingwall, Main, and Footwall), developed through metasomatic replacement of carbonate-rich layers in the Myobong Slate and Pungchon Limestone. These zones are characterized by alternating garnet-, pyroxene-, and quartz-bearing assemblages, consistent with classic calc-silicate skarn systems. Structural controls, lithological boundaries, and proximity to the granite source collectively govern the geometry and grade distribution within the deposit.

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II)	Tungsten Skarns

The Sangdong Mine contains a tungsten skarn deposit. Skarns are contact metasomatic deposits, exploited for tungsten, with accessory molybdenum, copper, tin and zinc. They typically form in continental marginal settings, associated with syn-orogenic plutonnes that intrude and metamorphose deeply buried sequences of carbonate-shale sedimentary sequences. Skarn mineralization is typically hosted by pure and impure limestones, calcareous to carbonaceous pelites.

Due to their contact metamorphic nature, mineralization has a close spatial association with calc-alkaline granitic intrusives (tonalite, granodiorite, quartz monzonite and granites). Skarn deposits form stratiform, tabular and lens-like deposits, which can be continuous for hundreds of metres along intrusive contacts.

Principal and subordinate mineralogy comprises scheelite ± molybdenite ± chalcopyrite ± pyrrhotite ± sphalerite ± arsenopyrite ± pyrite ± powellite. Traces of wolframite, fluorite, cassiterite, galena, marcasite and bornite also occur. Reduced types are characterized by pyrrhotite, magnetite, bismuthinite, native bismuth and high pyrrhotite:pyrite ratios. Variable amounts of quartz-veining (with local molybdenite) can cut both the exo- and endoskarn.

Exoskarns occur at, and outside the granite which produced them, and comprise alterations of wall rocks. Endoskarns, including greisens, form within the granite mass itself, usually late in the intrusive emplacement and consist of cross-cutting stockworks, cooling joints and around the margins and uppermost sections of the granite itself.

Exoskarns display the following alteration zonation: an innermost zone of massive quartz may be present; an inner zone of diopside-hedenbergite ± grossular-andradite ± biotite ± vesuvianite; and an outer barren wollastonite-bearing zone.

There is commonly a late-stage alteration assemblage, comprising spessartine ± almandine ± biotite ± amphibole ± plagioclase ± phlogopite ± epidote ± fluorite ± sphene. Reduced types are characterized by hedenbergitic pyroxene, iron-rich biotite, fluorite, vesuvianite, scapolite and low garnet: pyroxene ratios, whereas oxidized types are characterized by salitic pyroxene, epidote and andraditic garnet and high garnet: pyroxene ratios. The exoskarn envelope can be associated with extensive areas of biotite hornfels.

Endoskarn alteration exhibits the following: pyroxene ± garnet ± biotite ± epidote ± amphibole ± muscovite ± plagioclase ± pyrite ±pyrrhotite ± trace tourmaline and scapolite; and local greisen developed.

The location of mineralization is usually controlled by: the presence of carbonate rocks in extensive thermal aureoles of intrusions; gently-inclined bedding and intrusive contacts; and structural and/or stratigraphic traps in sedimentary rocks and irregular parts of the pluton/country rock contacts.

III)	Granite Related Molybdenum

Due to the paucity of information about the molybdenum-mineralized system beneath the Sangdong underground workings, it is difficult to characterize a model for this mineralization. However, important molybdenum mineralization falls into two classes: porphyry-type and granite-related molybdenum-tungsten-tin systems. There is some overlap between the two.

The tungsten mineralization of the Sangdong deposit is contained within a series of tabular skarn horizons within the Myobong Slate. Calcium carbonate horizons within the slate have undergone metasomatic replacement to mineralized skarn by hydrothermal fluids. The source of these fluids is thought to be the underlying Sangdong Granite. K-Ar age determination of phyllites within the Myobong Formation are consistent with the age of the granite below.

Swarms of quartz veins have ascended upward through the Jangsan Quartzite into the Myobong Formation where they can be seen to follow the bedding planes and also crosscut the formation. There is a correlation between the presence of quartz veins and the grade of mineralization.

Although hydrothermal alteration (skarn formation) is widespread in the Sangdong area from Sangdong West to Sangdong East and beyond, there is no evidence of a pervasive porphyry-style alteration system. Country rock above the Sangdong granite is hornfelsed, but not pervasively altered.

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Vein- and greisen-type hydrothermal molybdenum-tungsten or tin-tungsten mineralization is connected with shallow-seated, highly differentiated, relatively K-rich granites. Regional zoning of tin, tungsten and molybdenum may be apparent. Where greisen is absent, mineralization may be within a sheeted or stockwork system contained within the apical portion of a granite body, or in overlying country rocks. Veins may vary from subhorizontal to vertical and replacement (skarn) bodies may be present in the wallrocks. Fluorine is an important constituent and bismuth minerals may also be present. There is no recorded alteration system (i.e., greisen) at Sangdong, and therefore the deep molybdenum mineralization is likely to comprise a system of sheeted or stockwork veins.

Exploration

It was stated by Klepper (1947) that exploration in 1939 and 1940 led to the discovery of the Sangdong scheelite body, although no further details are available.

Mineral Resource definition drilling is the only form of exploration that has been completed by Woulfe and AKTC at the Sangdong Mine after becoming operators in 2006, and there is no record of exploration other than drilling by previous operators.

An aeromagnetic map of the area was reproduced in a scoping report by Sennitt (2007), but the origin is unknown.

Drilling

I)	KTMC Drilling

A summary of the different KTMC drilling campaigns is shown in Table 10-1 below. Between 1980 and 1985, 15 holes (8,940 aggregate metres) were drilled to investigate the East Tungsten mineralized zone, now referred to as Sangdong East, approximately 1 km to the east of the main Sangdong Mine and the deposit was further investigated with a drift approximately 1 km long. About 100,000 tonnes of ore were mined here in 1990. No additional work has been completed in this area to date.

Table 10-1 – KTMC Drillhole Summary

Between 1979 and 1989, 18 holes (16,502 aggregate metres) were drilled in the West Tungsten mineralized zone, now referred to as Sangdong West, approximately 2 km northwest of the Sangdong Mine area. This zone has not been further explored. Between 1980 and 1987, 22 vertical holes (12,390 aggregate metres) were drilled underground from the Sangdong Mine workings to investigate the extent of molybdenum mineralization in the quartzite unit that underlies the main skarn zone. No additional work has been completed in this area to date.

During an unknown period, about 780 holes with an aggregate length of 30,000 m were drilled underground to explore the mineralized zones. These historical holes were used in the 2010 scoping study.

II)	Interpretation of Relevant Drilling Results

The drilling completed between 2006 and 2016 confirmed the presence, of the three principal skarn horizons at the Sangdong Mine: the Hangingwall (Upper), Main, and Footwall (Lower) zones. The 2016 Phase 7 underground drilling program, consisting of 20 drillholes totaling over 1,004 metres, was carried out from drill chambers in Level 2 of the underground workings and targeted the Hangingwall zone.

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Mineralization in the Main and Hangingwall zones occurs to be skarn hosted in the upper Myobong Formation. The drilling confirmed the continuity in the targeted zones and contained scheelite as the primary tungsten-bearing mineral. Results were validated through extensive quality assurance/quality control, including field duplicates, blank samples, certified reference materials, and laboratory duplicates. These data supported the current Mineral Resource estimate and are considered suitable by the Qualified Person for use in resource modeling.

This data set does not have associated QA/QC information for the assay results, nor is the collar or downhole survey information adequately documented. Comparison of grade values in pre-Woulfe drillholes with nearby Woulfe drillholes showed significant differences that were considered (by AMC in 2014) as unlikely to be a result of natural variability only. Therefore, the results suggested that the pre-Woulfe location information and/or grade values were inaccurate.

AMC used the KTMC drillholes in their Mineral Resource estimate to determine the grade and tonnes below -3 level (594 mRL) only where Woulfe had not completed any drilling. This uncertainty in the location and/or grade below -3 level is reflected in the current Mineral Resource classification.

III)	Woulfe Drilling

The exploration work undertaken by Woulfe at the Sangdong Mine was the surface drilling programme completed between November 2006 and July 2008. From June 2010, an underground resource definition drilling programme was designed and the first phase completed

1.	2006–2008 Drilling Programme

Woulfe (as Oriental) conducted a drill programme at the Sangdong Mine between November 2006 and July 2008. Ninety HQ/NQ surface core holes were completed, with an aggregate length of 22,800 m. HQ and NQ cores are nominally 63.5 mm and 47.6 mm in diameter, respectively.

The holes were largely drilled within the area of the former underground Sangdong tungsten deposit. Analyses for WO3, MoS2, bismuth and other minerals were completed and this dataset comprises some 20,355 analyses.

The holes were all drilled in the south-eastern portion of the deposit, where the mineralization occurs near surface or is outcropping, on a bearing of 135°, parallel or nearly so, to geological strike; about 30% were drilled on the opposite bearing of 315°.

The majority were drilled at a dip of 70°, although several were vertical or at a dip of about 80°. The holes were designed to test all three principal horizons of mineralization and, with several accidental exceptions, almost all penetrated well into the Jangsan Quartzite that underlies the host Myobong Formation. Difficulty was often experienced in penetrating the lower horizons due to the mined out areas of the skarn mineralization.

The drill hole collar locations were surveyed by global positioning survey (GPS; sub 0.2 m accuracy) and the down-hole positions of the holes were measured at 50 m intervals when possible. There were some uncertainties with regard to the collar elevations and Woulfe subsequently undertook additional surveying work to resolve the situation and consolidate the survey of the site in general.

Holes drilled on bearings of both 135° and 315° intersected strata and mineralization obliquely, the intersected thickness of mineralization being about a 30% greater than the true thickness.

2.	2009–2014 Drilling Programmes

Once access was gained to the underground workings, Woulfe began a programme of infill and resource definition drilling. The drilling was largely completed from the underground workings supplemented by additional surface holes where underground access was not possible.

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Underground drilling was either NQ core from a Sandvik Onram 1000 wireline rig, or BQ core from 3 Kempe pneumatic screwdrive open hole core rigs. Orientations vary based on access and the need to intersect all three ore horizons. Conical drilling patterns are common as a result of fanning out in all directions from the underground drilling platforms. Collar locations were surveyed using a Leica 1203 (total station with sub-decimetre accuracy). Downhole surveys were conducted approximately at the end of hole, as the majority of holes are less than 30 m in length. A Camteq™ multiple shot camera was used, with a stated accuracy of ± 0.5° on azimuth and ± 0.2° on dip. The downhole camera was routinely calibrated to ensure maximum performance, using a purpose designed jig.

3.	2016 Drilling Programme

AKTC have completed a Phase 7 underground drilling campaign in 2016. This was focused in improving the resource categorization of the HW Zone (allowing some conversion of Inferred to Indicated Mineral Resources) and consisted of 20 holes, drilling just over a 1,000 m in total.

IV)	Drilling Summary

All of the recorded drillholes at Sangdong are summarized in Table 10-2.

Table 10-2 – Summary of Sangdong Drilling

[Date: 2016, Source: A. Wheeler]

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V)	Drilling Results

Table 10-3 below summarizes the mineralized intersections from the drilling programmes completed between 2012 and 2014.

Table 10-3 – Summary of Mineralized Intersections from Drilling 2012 – 2014

Sampling, Analysis and Data Verification

I)	Sample Preparation

An overall summary of quality control samples taken during drilling campaigns from 2010 onwards is shown in Table 11-1 below.

Table 11-1 – Summary of Quality Control Samples

Sample preparation from core to pulps for analysis is completed on site. Core is sawed in half, half placed in a plastic sample bag and half replaced in the core box for archival storage. Sample tags are placed in the core box and in the sample bag and the sample number is written on the sample bag as well. Standards are placed into the sample stream at this point in the sampling process, in accordance with a sample list that has been drawn up by the geologist responsible for logging the hole.

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Core samples are dried, split, crushed and pulverized on site by Woulfe personnel in a preparation lab that was purchased as a modular unit from Marc Technologies in Perth, Australia. Equipment is cleaned by brushing and the use of compressed air between each sample. Woulfe staff employed in the sample preparation facility have been trained by SGS Australia Pty Ltd. (“SGS Australia”) in Perth, Australia.

An approximately 50 g split portion of the pulverized sample is sent to SGS Australia in Perth, Australia for analysis. Blanks are inserted one in every 20 samples to ensure there is no contamination.

II)	Analyses

From 2006 to 2008, samples were analyzed at the ALS laboratory in Brisbane, Australia, by inductively coupled plasma mass spectrometry (ICP-MS) for 41 elements and for ore grade quantities of specific elements by aqua regia or four-acid digestion followed by ICP analysis.

From 2010, molybdenum, tin and tungsten were analyzed at the SGS Australia laboratory in Perth, Australia, by X-ray fluorescence (XRF). The sample is fused in a platinum crucible using lithium metaborate/tetraborate flux and the resultant glass bead is irradiated with X-rays and the elements of interest quantified. All quantities are reported in parts per million (ppm). Both ALS and SGS laboratories are independent of the Company and AKTC.

III)	Sample Security and Chain of Custody

The sample preparation facility comprised a fenced area beside the Woulfe accommodation facility. Sample tags are placed in the sample bag and the sample number is written on the sample bag as well. A split portion of the pulp from each sample and coarse rejects is retained in a locked facility at the project site. The pulps are placed in brown paper envelopes by the sample preparation manager, then packed in cardboard boxes, sealed and sent by DHL courier to SGS Australia in Perth by a Woulfe geologist.

IV)	Precision, Accuracy and Blank Results

1.	Precision

Precision is the measure of variability or repeatability of an assay result. Knowing the precision of a set of assays allows for correction to any bias or accuracy problems that may occur. A lack of precision may be the result of the sample collection process, laboratory preparation process and/or the analytical process, influencing negatively the Mineral Resource Estimation.

Internal laboratory duplicates are two split pulps of the same pulverized sample. These laboratory duplicates are considered to demonstrate good precision if the absolute relative paired difference (“RPD”) is < 10%, 90% of the time. Internal laboratory duplicates quantify the precision of the chain of laboratory sample preparation and analytical procedures.

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During the January 2012–September 2014 reporting period, 819 samples were re-assayed. Tungsten internal laboratory duplicate summary statistics are presented in Table 11-4 below. Molybdenum internal laboratory duplicate summary statistics are presented in Table 11-5.

Table 11-4 – Tungsten Laboratory Duplicate Summary

Table 11-5 – Molybdenum Laboratory Duplicate Samples

The correlation coefficient for both tungsten and molybdenum shows excellent agreement between the original and duplicate assays. The tungsten RPD results also show excellent agreement between the original and duplicate assays with 98% of samples below the 10% RPD threshold. The molybdenum RPD results show poorer agreement between the original and duplicate assays with 86% of samples below the 10% RPD threshold. This is less than the 90% threshold. The scatterplots show three outliers in the tungsten results and one outlier in the molybdenum results.

TT considered that the outliers were not material to the Mineral Resource Estimation and that the duplicate results demonstrate the precision of the tungsten assay results and that they supported the use of the SGS Australia results in Mineral Resource Estimation.

Independent re-assaying of selected pulps from the primary sample by a second laboratory provided a measure of both precision and accuracy. Woulfe sent 133 samples previously assayed by SGS Australia in Perth, Australia to Bureau Veritas Laboratory (“BV”) in Perth, Australia, as an external laboratory check. These external laboratory duplicates are considered to demonstrate good precision if the absolute RPD is < 20%, 90% of the time.

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Tungsten duplicate summary statistics, for the January 2012–September 2014 reporting period, are presented in Table 11-6 below.

Table 11-6 – Tungsten External Laboratory Duplicate Summary

The correlation coefficient shows excellent agreement between the two laboratories. The RPD results also show excellent agreement between the two laboratories with 99% of samples below the 20% RPD threshold. The scatterplot shows one outlier.

The outliers are not considered material for the Mineral Resource estimate.

The BV results demonstrate the precision and accuracy of the SGS Australia assay results and that they support the use of the SGS Australia results in Mineral Resource Estimation.

2.	Accuracy

Accuracy is the measure of how close the assay is to the actual sample grade. Poor accuracy can be caused by various sampling or analytical problems, including issues with analytical equipment or procedures such as machine calibrations. These situations can occur at any time. Accuracy of the analytical process must be quantified on a batch by batch basis to enable samples to be re-assayed over time periods by inserting assay CRM standards into each batch of samples and monitoring the results.

A CRM is a standard sample that has been manufactured by a certified company and is itself certified. The manufacturing process creates a homogenized sample that has undergone an extensive and rigorous certification process. This process generates an expected value and acceptable limits for all elements in the sample.

Laboratories use CRMs to ensure that their analytical processes are accurate between calibrations of the machines. Where drift is observed, it is normal procedure for a machine to be recalibrated. It is possible for internal laboratory CRM assay results to be altered and it is now industry standard for laboratory clients to submit their own CRM samples, in order to be able to monitor the accuracy of the laboratory.

Four CRMs for tungsten and one for molybdenum are in use by Woulfe. These, along with a blank and a re-split coarse duplicate are inserted routinely at every 20th sample interval. The CRMs were produced by CDN Resource Laboratories, Canada. A summary of the CRMs is given in Table 11-7 below. Note that CRM values are reported here as W% or Mo ppm, not WO3 or MoS2%. If a CRM falls outside the 1SD range, re-analyses of 10 samples before and 10 samples after the failed CRM sample are requested from SGS Australia.

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Table 11-7 – CRM Summary

The CRM results for the reporting period January 30, 2012 to September 15, 2014 demonstrate that: the CRMs show good compliance for the reporting period; CRMs CDN-W1, CDN-W2 and CDN-W3 display a slight high bias in the middle third of the reporting period of up to approximately 5% but still well under 1 standard deviation of the lab mean; no significant bias is observed for the rest of the reporting period or for the other CRMs; and the molybdenum CRM is too close to the detection limit to be a useful CRM for the Sangdong Mine.

TT considered that the bias observed in the CRM plots is not material for the Mineral Resource estimate, but recommended continuous monitoring of CRM performance by batch. The results demonstrated the accuracy of the assay results and support their use in Mineral Resource Estimation.

The Qualified Person, after also checking the Phase 7 results, considers these results to be demonstrating the same accuracy as previously, which therefore supports their use in Mineral Resource Estimation.

3.	Blank Results

Blanks are required to be inserted into the sample sequence by both the laboratory and the laboratory client. Laboratory blanks are usually flux or pure silica and are a test for cleanliness within the laboratory, where poor cleaning of equipment may result in sample contamination.

The coarse crystalline feldspar blank material used by Woulfe during the period to test for contamination during the sample preparation was certified to contain no metal. TT considered assays of blank material to be acceptable if they were less than three times the practical detection limit of the laboratory.

The tungsten bank results for the January 2012–September 2024 reporting period show three blank values out of 822 that are above the acceptable limits while the molybdenum results show two blank values out of 822 that are above the acceptable limits. TT considers that the blank value results are acceptable and demonstrate adequate care is taken by Woulfe staff during sample preparation and the lab employs correct cleanliness procedures. There were also no unacceptable blank values for the Phase 6 blank results.

The Qualified Person considers that the sample preparation, security, analytical procedures and supporting QA/QC results that were used to inform the Sangdong Mine block model estimate were collected in line with industry good practice as defined in the CIM Exploration Best Practice Guidelines and the CIM Mineral Resource, Mineral Reserve Best Practice Guidelines (the “CIM Guidelines”).

V)	Quality Assurance/Quality Control

The QA/QC protocol included the insertion of the following control samples in the assay batches:

●	Pulp duplicates (one in 50, or 2%), consisting of second splits of the pulverized samples that are submitted to the primary laboratory for analysis in the same batches as the original samples, but with different numbers.
●	CRMs (three in 50, or 6%).
●	Coarse blanks (one in 50, or 2%) and fine blanks (one in 50, or 2%), consisting of coarse (approximately 1” diameter) and pulverized material, respectively, whose blank character was demonstrated by analysis conducted at SGS Australia laboratories in Australia. Initially ground glass was used as blank for Phases #1 to #4 drilling, but was subsequently changed to coarse crystalline feldspar for Phase #5 drilling.

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●	Check samples (two in 50, or 4%), collected from pulps that were previously assayed at the primary laboratory, are resubmitted to BV in Perth, Australia for external control. The check sample batch includes an appropriate proportion of control samples (pulp duplicates, CRMs and fine blanks).
●	In addition, the QA/QC protocol includes independent granulometric checks on crushed and pulverized samples (one in 20 for each type, or 5% each) that are conducted by geological personnel.

VI)	Data Verification

The data verification procedures applied by various qualified persons at the Sangdong Mine since 2006 are summarized below.

1.	Watts, Griffis and McQuat (2006)

The Sangdong Mine underground workings were either inaccessible or, if open, of unknown condition. This restricted Watts, Griffis and McQuat’s (“WGM’s”) independent sampling to low-grade outcrops and waste dump material. Given the long-documented record of tungsten production at the mine, the sampling done during WGM’s site visit on November 20, 2006 was clearly not intended to be definitive, rather simply to independently confirm that economically significant grades of tungsten, in particular, were present.

All samples were put into bags and closed with uniquely numbered, locking plastic ties; they remained under lock and key or in WGM’s possession during their representative’s time in South Korea. They were taken as personal baggage to Mississauga, Ontario and shipped by courier to SGS Mineral Services (“SGS Canada”) in Lakefield, Ontario. Samples were assayed for tungsten (reported as %WO3) and molybdenum.

SGS Canada normally inserted one blank per batch of 100 (maximum) samples, one duplicate per 20 samples and one reference standard every 20 samples.

After drying, if necessary, the samples were crushed to 75% passing 9 mesh (2 mm), and riffle split to produce a reject portion and a smaller portion which was pulverized to 85% passing 200 mesh (74 μm). A 0.2g charge of each pulverized sample was roasted for 20 minutes and mixed with 5 g of potassium pyrosulphate. The mixture was then fused, ground and pressed into a disk. Samples were analyzed by the wavelength dispersion X-ray fluorescence (WD-XRF) method having detection limits of 0.05% for each of W and Mo. The XRF method was chosen because normal ICP methods have an upper detection limit of 1% W, and it was suspected that at least two of the Sangdong samples contained appreciably more than this amount of tungsten.

Analytical results for the independent WGM samples, together with location and sample descriptions, are presented in Table 12-1 below.

Table 12-1 – Analytical Results from Independent WGM Sampling

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Significant amounts of blue-white-fluorescing scheelite were observed in two dump samples from the upper and main adit levels (72119 and 72120) and lesser amounts from a third (72121), confirmed upon analysis. All samples were of compact, fine-grained dark green (amphibole-rich) skarn. The coarse character of the scheelite in sample 72120 is noteworthy.

The outcrop sampled near the upper adit portal consists of diopside-garnet skarn with subhorizontal quartz veins. There was a minor amount of local scheelite.

The most surprising result of 0.07% WO3 was from an 8 m wide, steeply dipping (about -65°) structural zone, with multiple quartz veins, in Myobong Shale on the forestry road. Mineralized quartz veins cutting across skarn-type mineralization are documented in the Sangdong Mine, but apparently at not such a steep inclination. Other similar structural (fault or shear) zones were observed by WGM on the forestry road south of the set-up for drill hole SD-1.

2.	Sennitt (2007)

The Sangdong Project database, residing in MS ACCESS database files, includes all drill collar location, assay, quality assurance and geological data, as well as core recovery, visual estimates of key minerals and bulk density data.

The collar, assay, geological (rock type codes only) and core recovery data were extracted and input into the GEMCOM® modelling software system.

As a test of data integrity, checking of 10% of the data was made against original assay certificates. Collar coordinates were checked against the original survey forms. Results from the data checks showed zero error rate. It was concluded that the assay and survey database used for the mineral resource update was sufficiently free of error to be adequate for resource estimation.

3.	Tetra Tech/Wardrop (2012)

Verification activities conducted during the site visit included:

●	Multiple site visits to the Sangdong Mine, the last in October 2011, inspection of the exposed host skarn, veining and associated lithologies.
●	Core logging (lithology, mineralization) of selected Sangdong diamond drill holes from the latest drilling programme, at the Sangdong facilities.
●	Observation and review of core storage, core logging, core sampling, core cutting and sample preparation procedures, standard reference sample and reject sample storage facilities at the Sangdong facilities.
●	Detailed discussion with Woulfe staff was undertaken during the visit to the Sangdong facilities.

Verification activities subsequent to the site visit included the selection of between 5% and 10% of the Sangdong drill holes for verification of handwritten geological logs, original field sample sheets and original ALS assay certificates against corresponding records in the Sangdong database supplied. Copies and scans of original data were supplied by Woulfe in order to carry out the verification exercise off-site.

Very minor discrepancies and errors were encountered during these processes and referred to Woulfe for clarification or correction.

Overall it was concluded by TT/Wardrop that appropriate care and attention in data entry, validation and QA/QC procedures had been applied by Woulfe and that analytical issues were identified and appropriate remedial action taken. A possible exception related to downhole surveys of relatively short drillholes, but otherwise industry standard practices had been followed and the quality of the Sangdong database meets NI 43-101 standards and CIM Guidelines.

TT/Wardrop concluded that the combination of the latest sampling and understanding derived from the wealth of historical mining data provided adequate information for the purpose of their resource estimation and technical report.

TT/Wardrop did not complete any independent exploration work, drill any holes or perform any programme of sampling and assaying on the property. During the field visit (October 2011), Wardrop did not collect any samples from the Sangdong project, but was satisfied from visual inspection of the presence of mineralization at Sangdong.

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4.	Tetra Tech/A-Z Mining Professionals Ltd. (2013)

From August 17, 2013 to September 1, 2013, inclusive, TT full-time employee and qualified person Mr. Joe Hirst made a personal inspection of the Sangdong Mine and undertook the following data verification steps:

Discussions with site geologists regarding:

●	sample collection;
●	sample preparation;
●	sample storage;
●	QA/QC;
●	data validation procedures;
●	underground mapping procedures;
●	survey procedures;
●	geological interpretation;
●	exploration strategy;
●	a review of underground back and wall mapping (drifts and rises);
●	an inspection of the core sheds and some recent drill core intersections from the Sangdong Mine; and
●	100 random cross-checks of the mineralized assay results in the database with original assay results from the reporting period.

Tetra-Tech made the following observations: site geologists are appropriately trained and are conscious of the specific sampling requirements of disseminated mineralization with high-grade lenses; and cross-checking the database with the original assay results did not uncover any errors.

5.	AMC (2014)

Between August 5–15, 2014, AMC full-time employee and qualified person Dr. A. P. Fowler visited the Sangdong Mine; the data verification steps and conclusions were identical to those summarized in the TT (2013) section above.

6.	Adam Wheeler Site Visits

The Qualified Person visited the Sangdong site during August 24–26, 2015, October 17–28, 2016 as well as from April 1–4, 2025. These visits included discussion with site geologists all aspects of sample collection, preparation and storage, as well as visiting the core storage and sample preparation areas. The updated sample database was also reviewed in 2015 and 2016, and during the resource estimation process, many aspects of the drill hole data were checked by communication with the Sangdong geologists.

In the Qualified Peron’s opinion, the geological data used to inform the Sangdong Mine block model estimates were collected in line with industry good practice as defined in the CIM Guidelines and were suitable for use in the estimation of Mineral Resources.

Mineral Processing and Metallurgical Testing

I)	Beneficiation of Scheelite Ore from the Sangdong Mine (South Korea (U.S. Department of the Interior), 1954)

Extensive metallurgical test work has been conducted on Sangdong scheelite ore over the course of several years to de-risk the processing flowsheet and confirm economic recoverability. The test work included: (i) laboratory-based bulk sulphide flotation and multiple stage cleaning tests, (ii) locked cycle tests conducted at KIGAM to establish recovery and concentrate grade projections, and (iii) pilot plant trials conducted at Laboratório Nacional de Energia e Geologia (“LNEG”) in Portugal to confirm the viability of the full processing regime. These programs tested different reagent grades and water sources under various test conditions. Test work results confirmed that the Sangdong ore is amenable to producing high-grade tungsten concentrates using the selected flotation regime, and that recovery levels and product specifications areconsistent with historical results. This test work underpins the process guarantees granted by Metso Outotec. Additional historical and third-party test results are summarized under “Mineral Processing and Metallurgical Testing” in this document.

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Several processing factors and potential deleterious elements were identified during the metallurgical test programs on the Sangdong scheelite ore. Scheelite liberation is constrained in coarser fractions, requiring fine grinding (to 80% <65 μm) to ensure efficient flotation recovery. The presence of sulphide minerals such as molybdenite, bismuthinite, and chalcopyrite necessitates bulk sulphide flotation prior to scheelite recovery, as these can impact concentrate quality. Test work also indicated that excessive backfill material in the feed (approaching 10%) can negatively affect sulphide flotation efficiency. Water quality is another factor; flotation with softened mine or river water proved effective, while untreated water may interfere with reagent performance. Lastly, while earlier test work relied on a proprietary Chinese collector, subsequent trials confirmed comparable or superior performance from an alternative South African reagent, reducing sourcing risk. Overall, no critical deleterious element or processing factor has been identified that would prevent the production of market-grade scheelite concentrate, assuming appropriate process controls.

From the test work on the Sangdong scheelite ore, the following conclusions were drawn:

●	By crushing and grinding through 28-mesh in equipment selected to produce a minimum of fines, enough scheelite can be liberated to warrant concentration by shaking tables. Removal of the scheelite from the circuit in as coarse a size as possible reduces grinding and subsequent slime loss. Gravity concentration allows direct recovery of approximately 40% of the total tungsten values. Such a gravity concentrate is readily cleaned to market grade, whereas a flotation concentrate (the alternative) is not. The table concentrate can be cleaned simply by sulphide flotation and magnetic separation. It was demonstrated that the sulphur, bismuth, and molybdenum contents of the scheelite table concentrate were effectively removed by sulphide flotation.
●	A bismuth-bearing by-product could be made by cleaning the scheelite table concentrate and selectively floating the table tails.
●	After proper grinding (90 to 95% minus 200 mesh) a scavenger flotation operation recovered a major portion of the sulphide minerals and the remaining scheelite in two selective concentrates. The tungsten flotation concentrate was of low grade (approximately 14% tungsten trioxide); however, such a concentrate is suitable for beneficiation by hydrometallurgical methods.
●	The scheelite in the ore submitted was locked with the gangue to the extent of 50% in the minus 20 mesh plus 200 mesh fraction, and 100% in the plus 20 mesh fraction. The grind for flotation work demonstrated good liberation of scheelite below 200 mesh.

The test work on the Sangdong low-grade scheelite concentrate indicated the feasibility of a soda-ash roast-leach extraction of sodium tungstate to precipitate an artificial scheelite product. The product made from the first part of this calcium chloride precipitation met market specifications in both tungstic oxide content and maximum molybdenum content allowable. The subsequent precipitation products were high in molybdenum, even though the minimum grade for tungstic oxide was met.

Separation of the molybdenum from the tungsten in the pregnant solution was not attempted, as it was beyond the scope of the investigation. However, a process was used by U.S. Vanadium Co. to make this molybdenum tungsten-separation.

A calculated combination of the results of these two beneficiation procedures was made. This calculation was made to demonstrate the results possibly obtainable if a sample of the Sangdong scheelite ore were treated by tabling, flotation, magnetic separation and roasting and leaching of low-grade scheelite concentrates for reprecipitation of artificial scheelite products, as indicated by the test work. The hypothetical results indicated that the following marketable products might be prepared:

●	A combined natural and artificial scheelite of 63.4% tungstic oxide and 0.65% molybdenum, accounting for 73.6% of the tungstic oxide.
●	A bismuth by-product of 11.1% bismuth and 0.57 and 2.8 oz/t of gold and silver, respectively, with recovery of 46.3%.
●	Further detailed beneficiation study probably would improve the overall metallurgical results. This applies particularly to the scavenger flotation circuit where 18.9% of the tungsten was lost in a tailing containing 0.23% tungstic oxide. It is also probable that cleaning of the table concentrate by sulphide flotation would yield a final tungsten product acceptably free of molybdenum, bismuth and sulphides and at the same time increase the bismuth recovery in the bismuth by-product.

Part of the molybdenum should be recoverable from the sulphide flotation concentrates. The portion entering the pregnant solution may be precipitated with sodium sulphide solution and filtered off before tungsten precipitates. Neither of these steps was attempted, since they were not part of existing metallurgical technology; the latter technique has been applied to Korean concentrates, and it was therefore simply assumed that these methods would apply to this ore. These conjectures point to the possibility of better metallurgical results; however, the beneficiation work done has demonstrated that the Sangdong scheelite ore, as approximated by the sample submitted for beneficiation, is amenable to concentration into marketable grade products by a combination of tabling, flotation, magnetic separation, and chemical treatment.

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II)	Tetra Tech/Woulfe (2010 Scoping Study)

The following is a summary, extracted from the Mineral Resource Estimate (TT/Woulfe 2012), of the mineral processing and metallurgical testing completed during the 2010 Scoping Study.

Mineralogical studies and preliminary metallurgical test work have been conducted on four composite core samples taken from the Sangdong deposit by SGS Mineral Services Europe (“SGS Europe”). The samples represented the four historical mineralized horizons, namely A, B, C and D+E combined (although not stated the horizons are assumed to correspond to the Hangingwall, Main and Footwall (F1, F2 and F3) horizons).

The key points arising from SGS Europe test work were:

●	The primary economic minerals in the ore are scheelite and molybdenite.
●	The sample average head grades were 0.22% WO3 and 0.03% MoS2.
●	Fluorite, rhenium, gold, silver, copper and bismuth are present but at sub-economic levels.
●	The bond work index was determined as 18.7 kW/h/t and the ore is classified as medium hard.
●	Scheelite becomes increasingly liberated below 500 μm with ultimate liberation at approximately 50 μm.
●	Scheelite is not associated with molybdenite or bismuthinite. Provided the ore minerals are sufficiently liberated from the host rock silicates then separation should be relatively straightforward.
●	The relative density of the ore falls between 2.87 and 3.03 and averages 2.90.
●	Preconcentration by gravity has been shown to give recoveries of 63% for tungsten and 55% for molybdenum.

Although theoretical grade and recovery curves were established as part of the quantitative mineralogical programme, process grade and recovery data remained to be established.

III)	A-Z Mining Professionals Ltd./Woulfe

Since publication of the TT Feasibility Study in 2012 a pilot plant scale test was completed on a bulk sample from the Sangdong deposit in late 2012. The pilot plant testwork was carried out by the GRINM. The results of this pilot plant testwork are summarized below:

●	Though the grade of the sample processed was lower than that used in bench scale testing, comprehensive recovery can still be achieved. All products can be separated into saleable products by processing or hydrometallurgy.
●	The strong magnetic minerals in the ore should be removed to prevent adverse effects on scheelite concentrate grade.
●	The advised grinding fineness was recommended to be 78–80% -75 μm for the Main Zone and 90% -75 μm for the FW Zone.
●	The pilot plant testwork on the Main Zone used a 78.5% -75 μm grind and a molybdenum flotation-sulphide flotation-scheelite rougher flotation. The scheelite concentrate using rougher flotation and heated floatation is produced with a mass yield of 9.13% assaying 65.26% WO3 with an overall recovery of 81.13%. FW Zone testwork used a 95% -75μm grind and a molybdenum flotation-sulphide flotation-scheelite rougher flotation. The scheelite concentrate using rougher flotation and heated flotation is produced with a mass yield of 8.95% assaying 66.07% WO3 with an overall recovery of 78.81%.
●	Main and FW Zones mineralogy are similar with the same flowsheet recommended for the two ore types.

The overall conclusion from the pilot plant testwork was that the flowsheet proposed by TT in the 2012 Feasibility Study and technological conditions provided by the pilot plant test could be used as the design basis for the processing plant.

IV)	Chinese Collector Alternative

In the pilot plant testwork by the GRINM in China, a proprietary Chinese collector, GYWA, was used in the plant. Because of security of supply concerns an alternative to this collector was sourced and tested. The conclusions from testing the R3-3F unit from South Africa were:

●	Scouting tests showed each collector capable of producing high grade (circa 20% WO3) WO3 rougher concentrates, albeit at non-optimized recoveries.
●	Overall better rougher flotation results were achieved with the R3-3F collector than with GYWA, probably due to the reagent dosages selected.

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●	Heated cleaner flotation tests had yet to be conducted; however, rougher WO3 grades are approximately double those achieved in China.
●	Mo and Bi recoveries to the Mo and sulphide concentrates (which are independent of the WO3 collector used) were low at 17.3 to 19.6% Mo and 29.2 to 32.0% Bi recovery. Mo and sulphide flotation requires optimization. Losses of WO3 to these concentrates were correspondingly low at 0.5 to 0.8% of the WO3, although these losses will increase slightly when these circuits are optimized.
●	Future work will proceed to optimise the Mo and sulphide circuits ahead of maximising WO3 recovery into the WO3 rougher concentrate.
●	Heated cleaner flotation will follow to achieve sales grade WO3 concentrates and confirm this can be achieved with the Chinese collector and the South African collector.

The validity of the TT flowsheet and the projected tungsten recovery were confirmed by the pilot plant and collector alternative testwork, in addition to the original metallurgical testwork presented in the TT report.

The testwork also de-risked the processing plant flowsheet and reagents used.

V)	AKTC (2016–Onwards)

Continuing the de-risking strategy from the beginning of 2016, in terms of the plant flowsheet and reagents used, Almonty signed an agreement with the Korean Institute of Geoscience and Mineral Resources (“KIGAM”) to jointly develop a suitable method to recover the scheelite at the Sangdong Mine. This method should provide results not inferior to those reported in 2012 by the GRINM.

Since this agreement has been signed, a very significant number of metallurgical tests have been done on Sangdong mineralized material, especially on the footwall lodes. Multiple stage cleaning tests have been done in very different conditions: control tests with tap water and laboratory reagents, tests with softened mine water, tests with industrial grade reagents and tests including in the feed a portion of backfill material. To arrive at a metallurgical projection, LCT were made. For the purpose of the process guaranties, granted by Metso Outotec, pilot plant trials have also been completed. In general, all these tests present results that are not inferior to those reported by the GRINM.

Until 2019, laboratory-based tests were done: multiple stage cleaning tests and LCT. KIGAM laboratories were used for this purpose. After 2021, the laboratorial tests were conducted at the Tungsten Technological Centre (“TTC”), in Portugal, at Panasqueira Mine. The pilot plant trials, concluded in 2023, took place at the LNEG installations, also in Portugal, in Porto.

The principal metallurgical tests done by Almonty at the Sangdong Mine are described in the following sections.

1.	Bulk Sulphide Flotation

Prior to flotation of scheelite, it is necessary to remove sulphides, also by flotation, into a bulk concentrate. In Table 13-4 and Table 13-5 below, the results of two bulk sulphide flotation tests are given. The rougher sulphide concentrate was cleaned in two stages, in order to reduce the losses in WO3 to the final sulphide concentrate, as demonstrated by the results Table 13-4 below. The conditions selected to float the sulphides ensure good recoveries in Mo, Bi and Cu. The head grades presented in Table 13-4 below are typical of most of the samples that were tested. The much higher head grades presented in Table 13-5 below are an exception. Laboratorial metallurgical tests for the possible recovery of Mo and Bi, and also of Au and Ag, are scheduled for 2025 at the TTC.

Table 13-4 – Bulk Sulphide Flotation Test – KIGAM (2019)

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Table 13-5 – Bulk Sulphide Flotation Test – Industrial Grade Reagents – TTC (2025)

2.	Multiple Stage Cleaning Tests

Presented here are five multiple stage cleaning tests done in different phases of the project development. In Table 13-6 below, a test is presented that was used as preparation for the LCT (see the next section). This achieved 78.6% WO3 in the final scheelite concentrate, confirming that the production of high-grade tungsten concentrates is possible. In Table 13-7 and Table 13-8 below are presented the results of two tests that were done in the context of establishing the compatibility between the flotation process and the lime-soda process for softening water. It can be concluded that both processes are compatible. In this way, groundwater and river water, collected near Sangdong, can be used in flotation after softening. In Table 13-9 and Table 13-10 below are given the results of two tests done in the context of selecting industrial grade reagents to replace the laboratory reagents (sodium carbonate, sodium silicate, etc.). It can be concluded that the chemical industry (outside China) can produce, in quality and quantity, the reagents needed to operate the Sangdong Mine processing plant.

Bearing in mind the main purpose of a multiple stage cleaning test, from the five tests that were presented, it can be concluded that a high-grade tungsten concentrate can be produced with the proposed flotation regime, being the stage recoveries of the cleaning process always very high. Multiple stage cleaning tests were also done to measure the tolerance of sulphide and scheelite flotation to the presence of backfill material in the feed. Tests have been conducted with backfill percentages ranging from a few percent to 10%. For the lower percentages of backfill, it was concluded that neither the sulphide flotation nor the scheelite flotation suffered an impact. Only near to the upper limit was noticed some impact on sulphide flotation, characterized by an increase in mass pull.

The flotation regime applied in the multiple stage cleaning tests, and, in general, applied in the LCT and pilot plant trials, is well-known in the mining industry. It is based on the use of sodium carbonate as pH regulator, sodium silicate as depressor, and TOFA as the main scheelite collector, conducting the flotation in lukewarm water. Grinding to 80% below 65 μm seems suitable for Sangdong ore, independently from its origin in the mine.

Table 13-6 – Multiple-Stage Cleaning Test – KIGAM (2019)

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Table 13-7 – Multiple-Stage Cleaning Test – Tap Water Control Test – TTC (2021)

Table 13-8 – Multiple-Stage Cleaning Test – Softened Mine Water – TTC (2021)

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Table 13-9 – Multiple-Stage Control Test – Laboratory Reagents – TTC (2025)

Table 13-10 – Multiple-Stage Cleaning Test – Industrial Grade Reagents – TTC (2025)

3.	Locked Cycle Tests

This section presents two LCT, which were made at KIGAM, that allow making a first metallurgical projection, that is, to estimate the value of the recovery and concentrate grade, with all the internal fluxes recycling. For both tests are presented the weights and assays of each product that does not recycle (Table 13-11 and Table 13-15 below), the cycle-by-cycle balance for each complete cycle of the test (Table 13-12 and Table 13-16 below), and, finally, the metallurgical projection, based on the last two cycles of each test, following two different procedures (Table 13-13, Table 13-14, Table 13-17 and Table 13-18 below). Table 13-11 and Table 13-15 below show the assays of other elements: Mo, Cu and P.

As mentioned previously, two different procedures were used in the metallurgical projection. In the first procedure, the two concentrates and the two tailings are projected as the average weights and assays for these products in cycles E and F. The feed for the test is then calculated as the sum of the products. For test no. 1, the first procedure gives a recovery of 83.7% for a final concentrate grade of 73.2% WO3. For test no. 2, this first procedure gives a recovery of 85.4% for a final concentrate grade of 62.4% WO3.

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In the second procedure, the final concentrates are projected in the same way. However, the total tailings are then calculated as the difference between the feed and the final concentrates. In this case, the average feed is computed based on all the products presented in Table 13-11 and Table 13-15 below. For test no. 1 of the second procedure, the recovery is 83.6% for a final concentrate grade of 73.2% WO3. For test no. 2 of the second procedure, the recovery is 85.0% for a final concentrate grade of 62.4% WO3. The similarity between the results of both procedures ensures the quality of the projections.

Table 13-11 – Results of LCT No. 1 – KIGAM (2019)

Product	weight	weight	WO_3	Mo	Cu	P	WO_3 dist.
	g	%	%	%	%	%	%
sulfide conc. A	32.7	0.11	0.18	0.87	1.5		0.04
sulfide conc. B	29.5	0.10	0.18	1.1	1.8		0.03
sulfide conc. C	26.0	0.09	0.17	1.2	1.9		0.03
sulfide conc. D	24.5	0.09	0.18	1.3	2.0		0.03
sulfide conc. E	24.3	0.08	0.16	1.3	2.1		0.02
sulfide conc. F	28.1	0.10	0.23	1.1	1.8		0.04
sulfide conc. G	27.9	0.10	0.17	1.1	1.9		0.03
scheelite conc. A	25.44	0.09	76.9	0.19	0.01	0.35	11.47
scheelite conc. B	26.78	0.09	74.1	0.19	0.02	0.49	11.64
scheelite conc. C	26.74	0.09	74.8	0.17	0.02	0.48	11.72
scheelite conc. D	27.43	0.10	73.8	0.17	0.02	0.61	11.87
scheelite conc. E	27.83	0.10	73.1	0.17	0.02	0.47	11.94
scheelite conc. F	27.85	0.10	73.3	0.18	0.02	0.45	11.96
rougher conc. G	103.1	0.36	15.5				9.38
clean. scav. conc. G	42.1	0.15	19.8				4.89
tailings A	3801.2	13.29	0.061				1.35
tailings B	3880.7	13.57	0.075				1.71
tailings C	3886.3	13.59	0.076				1.72
tailings D	3843.3	13.44	0.071				1.59
tailings E	3884.9	13.58	0.081				1.84
tailings F	3881.8	13.57	0.074				1.69
tailings G	3838.5	13.42	0.066				1.48
clean. scav. tail. A	134.3	0.47	0.49				0.39
clean. scav. tail. B	144.5	0.51	0.59				0.50
clean. scav. tail. C	145.2	0.51	0.63				0.53
clean. scav. tail. D	167.5	0.59	0.51				0.50
clean. scav. tail. E	156.4	0.55	0.57				0.53
clean. scav. tail. F	153.3	0.54	0.59				0.53
clean. scav. tail. G	179.5	0.63	0.54				0.57
head (calc.)	28597.7	100.00	0.60				100.00

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Table 13-12 – Cycle by Cycle Mass Balance for LCT No. 1 – KIGAM (2019)

Product	weight, g	WO_3, %	weight dist., %	WO_3 dist., %
cycle A				
scheelite conc.	25.44	76.9	0.62	80.3
sulfide conc.	32.7	0.18	0.80	0.2
Tailings	3801.2	0.061	93.0	9.4
clean. scav. tail.	134.3	0.49	3.3	2.7
Total	3993.6	0.57	97.8	92.7
circulating load (calc.)	91.7	1.9	2.2	7.3
cycle B				
scheelite conc.	26.78	74.1	0.66	81.5
sulfide conc.	29.5	0.18	0.72	0.2
Tailings	3880.7	0.075	95.0	11.9
clean. scav. tail.	144.5	0.59	3.5	3.5
Total	4081.5	0.58	99.9	97.2
circulating load (calc.)	95.6	2.6	2.3	10.1
cycle C				
scheelite conc.	26.74	74.8	0.65	82.1
sulfide conc.	26.0	0.17	0.64	0.2
Tailings	3886.3	0.076	95.1	12.1
clean. scav. tail.	145.2	0.63	3.6	3.7
Total	4084.2	0.58	100.0	98.1
circulating load (calc.)	96.8	3.0	2.4	12.1
cycle D				
scheelite conc.	27.43	73.8	0.67	83.1
sulfide conc.	24.5	0.18	0.60	0.2
Tailings	3843.3	0.071	94.1	11.1
clean. scav. tail.	167.5	0.51	4.1	3.5
Total	4062.7	0.59	99.4	97.9
circulating load (calc.)	119.4	2.9	2.9	14.2
cycle E				
scheelite conc.	27.83	73.1	0.68	83.5
sulfide conc.	24.3	0.16	0.59	0.2
Tailings	3884.9	0.081	95.1	12.9
clean. scav. tail.	156.4	0.57	3.8	3.7
Total	4093.4	0.60	100.2	100.3
circulating load (calc.)	111.4	3.0	2.7	13.9
cycle F				
scheelite conc.	27.85	73.3	0.68	86.1
sulfide conc.	28.1	0.23	0.69	0.3
Tailings	3881.8	0.074	95.0	11.9
clean. scav. tail.	153.3	0.59	3.8	3.7
Total	4091.1	0.59	100.1	99.6
circulating load (calc.)	105.7	3.3	2.6	14.4

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Table 13-13 – Metallurgical Projection – LCT 1/ Procedure 1 – KIGAM (2019)

Table 13-14 – Metallurgical Projection – LCT 1/ Procedure 2 – KIGAM (2019)

Table 13-15 – Results of Locked Cycle Test No. 2 – KIGAM (2019)

Product	weight	weight	WO_3	Mo	P	WO_3 dist.
	g	%	%	%	%	%
sulfide conc. A	30.7	0.13	0.35	0.62		0.11
sulfide conc. B	29.8	0.12	0.32	0.68		0.10
sulfide conc. C	31.2	0.13	0.30	0.65		0.10
sulfide conc. D	30.9	0.13	0.30	0.61		0.10
sulfide conc. E	27.2	0.11	0.27	0.71		0.08
sulfide conc. F	28.8	0.12	0.27	0.66		0.08
scheelite conc. A	17.14	0.07	71.5	0.44	1.0	13.09
scheelite conc. B	19.24	0.08	68.2	0.42	1.3	14.02
scheelite conc. C	20.69	0.08	60.8	0.40	2.0	13.43
scheelite conc. D	20.37	0.08	63.3	0.40	1.8	13.78
scheelite conc. E	21.13	0.09	62.0	0.39	1.8	14.00
scheelite conc. F	21.35	0.09	62.8	0.39	1.9	14.32
scheelite 1st clean. tail. F	169.3	0.69	0.41			0.74
scheelite 2nd clean. tail. F	27.2	0.11	1.4			0.41
scheelite 3rd clean. tail. F	11.2	0.05	5.2			0.62
scheelite 4th clean. tail. F	4.5	0.02	12.7			0.61
tailings A	3660.2	14.94	0.037			1.43
tailings B	3736.1	15.25	0.053			2.11
tailings C	3723.6	15.20	0.053			2.11
tailings D	3753.3	15.32	0.050			2.02
tailings E	3704.6	15.12	0.052			2.05
tailings F	3722.8	15.20	0.040			1.60
clean. scav. tail. A	226.9	0.93	0.17			0.42
clean. scav. tail. B	283.7	1.16	0.19			0.57
clean. scav. tail. C	284.3	1.16	0.18			0.54
clean. scav. tail. D	276.2	1.13	0.18			0.52
clean. scav. tail. E	309.3	1.26	0.15			0.48
clean. scav. tail. F	302.7	1.24	0.17			0.54
head (calc.)	24494.4	100.00	0.38			100.00

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Table 13-16 – Cycle by Cycle Mass Balance for LCT No. 2 – KIGAM (2019)

Product	weight, g	WO_3, %	weight dist., %	WO_3 dist., %
cycle A				
scheelite conc.	17.14	71.5	0.42	78.6
sulfide conc.	30.7	0.35	0.75	0.7
Tailings	3660.2	0.037	89.7	8.6
clean. scav. tail.	226.9	0.17	5.6	2.5
Total	3934.9	0.36	96.4	90.3
circulating load (calc.)	147.5	1.0	3.6	9.7
cycle B				
scheelite conc.	19.24	68.2	0.47	84.1
sulfide conc.	29.8	0.32	0.73	0.6
Tailings	3736.1	0.053	91.5	12.7
clean. scav. tail.	283.7	0.19	6.9	3.4
Total	4068.8	0.39	99.7	100.8
circulating load (calc.)	161.0	0.86	3.9	8.9
cycle C				
scheelite conc.	20.69	60.8	0.51	80.6
sulfide conc.	31.2	0.30	0.76	0.6
Tailings	3723.6	0.053	91.2	12.6
clean. scav. tail.	284.3	0.18	7.0	3.2
Total	4059.8	0.37	99.4	97.1
circulating load (calc.)	183.6	1.0	4.5	11.8
cycle D				
scheelite conc.	20.37	63.3	0.50	82.7
sulfide conc.	30.9	0.30	0.76	0.6
Tailings	3753.3	0.050	91.9	12.1
clean. scav. tail.	276.2	0.18	6.8	3.1
Total	4080.8	0.38	100.0	98.5
circulating load (calc.)	185.3	1.1	4.5	13.3
cycle E				
scheelite conc.	21.13	62.0	0.52	84.0
sulfide conc.	27.2	0.27	0.67	0.5
Tailings	3704.6	0.052	90.7	12.3
clean. scav. tail.	309.3	0.15	7.6	2.9
Total	4062.2	0.38	99.5	99.7
circulating load (calc.)	205.4	1.0	5.0	13.6
cycle F				
scheelite conc.	21.35	62.8	0.52	85.9
sulfide conc.	28.8	0.27	0.71	0.5
Tailings	3722.8	0.040	91.2	9.6
clean. scav. tail.	302.7	0.17	7.4	3.2
Total	4075.7	0.38	99.8	99.3
scheelite 1st clean. tail.	169.3	0.41	4.1	44.4
scheelite 2nd clean. tail.	27.2	1.4	0.7	2.5
scheelite 3rd clean. tail.	11.2	5.2	0.3	3.7
scheelite 4th clean. tail.	4.5	12.7	0.1	3.7
circulating load (meas.)	212.2	1.1	5.2	14.3

Table 13-17 – Metallurgical Projection for LCT No. 2 – Procedure 1

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Table 13-18 – Metallurgical Projection for LCT No. 2 – Procedure 2

4.	Pilot Plant Trials

In order to have a metallurgical projection in conditions more similar to those that will be found in practice in the future plant, and as a demand to get the process guaranties from Metso Outotec, several pilot plant trials were completed at the laboratories of LNEG in Porto, Portugal. For these particular campaigns, the ore was blasted in a development mine gallery in the F3 zone of the footwall of Sangdong Mine. Due to practical constraints, connected with the minimum volume for a pilot plant flotation cell, it was only possible to do four cleaning stages.

This section presents the results of the last pilot plant trials done in LNEG, in September 2023, based on which the process guaranties were granted. These last trials had a duration of four days, operating the pilot plant for a period of approximately 10 hours each day. Timed samples of the feed, sulphide concentrate, scheelite concentrate and tailings were collected on an hourly basis. During the last hour of operation, samples of all internal streams were carefully collected, so as not to disturb the circuit. All these samples were assayed in WO3 at the TTC (see the list of streams in Table 13-19 below). Based on these assays, and on the flowrates estimated from the timed samples, it was possible, by writing the equations of mass balance, to compute the complete mass balance in terms of total mass and mass of WO3. In Table 13-20 below are given the mass balances for each day of operation. It is clear that during these four days the results here are very similar, with a slight tendency to get better in terms of recovery and concentrate grade, as the days passed. For day 1, the complete mass balance gave a recovery of 81.8% for a concentrate grade of 62.40% WO3; for day 2, a recovery of 82.4% and a concentrate grade of 61.70% WO₃; for day 3, a recovery of 82.4% and a concentrate grade of 64.48% WO3; and, for day 4, a recovery of 82.5% and a concentrate grade of 67.46% WO3.

The pilot plant trial results indicate that the metallurgical projection is slightly worse than that from the locked cycle tests. However, the practical limitations imposed by LNEG’s pilot plant must be taken into consideration. Not only was the number of cleaning stages only four instead of five, which limited the final concentrate grade, but the aeration rate of the rougher and scavenger banks was deficient, which limited the recovery. The cells of these banks were old Denver no. 7 cells, of sub-A type, without the possibility of increasing the speed of the rotors. In this way, the metallurgical projection based on the locked cycle tests is considered more accurate and should be used in defining the economic model.

During 2025, as mentioned above, LNEG’s pilot plant is scheduled to explore the possibility of producing by-product concentrates of Mo and Bi/Au/Ag. It will also be given continuity to the effort of de-risking, by exploring other collectors recognized as suitable for scheelite flotation.

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Table 13-19 – List of Streams for the Pilot Plant – LNEG (2023)

Table 13-20 – Mass Balance for Plant Trials – Days 1 - 4 – LNEF (2023)

5.	Conclusion

Considering the results of all tests, it can be concluded that mill recovery will likely range from 83.6% to 85.0% and the final concentrate grade, considering the average between test no. 1 and test no. 2, will be around 67–68% WO3.

For the current study, AKTC has decided to assume an overall global mill recovery of 85%, along with a concentrate grade of 65% WO3.

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Mineral Resource and Mineral Reserve Estimates

The evaluation work with respect to the Mineral Resource and Mineral Reserve estimates was carried out and prepared in compliance with NI 43-101. The Mineral Resources and Mineral Reserves in this estimate were calculated using the CIM Definition Standards prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council on May 19, 2014.

I)	Mineral Resource Estimate

The effective date of the Mineral Resource estimate is February 28, 2025.

The quantity, grade and quality of each category of Mineral Resources is indicated in Table 1-1 below.

Table 1-1 – Sangdong Mine – Mineral Resources

●	CIM Definitions followed for Mineral Resource estimate.
●	Rounding may result in apparent summation differences between tonnes, grades and metal content; not considered material.
●	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

The key assumptions, parameters and methods used to estimate the Mineral Resources include:

1.	WO₃ and MoS₂ grades were estimated using ordinary kriging.
2.	The block model is based on a parent block size of 10 m x 10 m x 10 m.
3.	A minimum mining width of 2.2 m was applied.
4.	The applied cut-off grade of 0.15% WO₃ is based on an ammonium paratungstate (APT) price of US$450/MTU, a processing recovery of 85%, and a total operating cost of approximately US$45.8 per tonne of ore.

Other than discussed herein, the Qualified Person is not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource estimates. There are no known mining, metallurgical, infrastructure, or other factors that materially affect the Mineral Resource estimate, at this time.

II)	Mineral Reserve Estimate

The effective date of the Mineral Reserve estimate is February 28, 2025.

To start the mine operations, the blocked-out stopes have enabled a Mineral Reserve evaluation to be made. The quantity and grade of Mineral Reserves is indicated in Table 1-2 below.

●	CIM Definitions were followed for Mineral Reserve estimate.

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●	Rounding may result in apparent summation differences between tonnes, grades and metal content, but the differences are not considered material.

The key assumptions, parameters, and methods used to estimate the mineral reserves include:

1.	The reserve estimation is based on a full 3D design of development and stopes, using a minimum mining thickness of 3 m.
2.	The cut-off grades used for mine planning and reserve evaluation purposes were as follows:

-	HW zone stopes	0.16% WO3
-	FW/Main zone stopes	0.17% WO3
-	Development	0.18% WO3

3.	Cut-off grades are supported by an APT price of US$450/MTU WO3, a processing recovery of 85%, and operating costs reflecting different orebodies and mining methods.

The updated mine planning calculations have identified Probable Mineral Reserves of 8.6 Mt, which, with an assumed mill capacity of 640 ktpa, will sustain a mining operation for approximately 14 years.

The Mineral Reserves were derived from the Mineral Resource block model described above. The Mineral Reserves are those Indicated Mineral Resources (there are no Measured Resources in the current estimate) that have been identified as being economically extractable and which incorporate mining losses and the addition of mining dilution. The Mineral Reserves form the basis for the mine plan described below.

Reference breakeven cut-off grades were derived, for reference during stope planning, as summarized in Table 15-1 below. The base case reserve price of US$450/MTU WO3 stems from the information presented below. Different cut-offs were derived for different stope heading sizes and different support requirements. The development cut-off relates to waste development, for headings which need to be mined regardless of whether or not they are economic as ore. The development mining cost is therefore not applied in the development cut-off calculation.

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The applied reserve cut-offs are higher than the derived breakeven cut-off grades, due to additional mill feed grade requirements.

Table 15-1 – Mineral Reserve Cut-off Grades

Description		Unit	Half-Panel Support		Full Panel Support		
			FW/Main: DAF	HW: PP-CAF	FW/Main: DAF	HW: PP-CAF	Development
Prices							
	APT Price	*USD/mtu WO_3*	450	450	450	450	450
	Received Price factor		78%	78%	78%	78%	78%
	Metal Price - received	*USD/mtu WO_3*	351	351	351	351	351
	Conc grade	*% WO_3*	65%	65%	65%	65%	65%
Stoping Costs							
	Heading Size	*m x m*	4.5 x 4.5	6 x 6	4.5 x 4.5	6 x 6	4.5 x 4.5
	Contract Mining Cost	*USD/t ore*	9.42	7.54	9.42	7.54	-
	Stope preparation	*USD/t ore*	2.97	2.97	2.97	2.97	
	Backfill	*USD/t ore*	5.52	5.52	5.52	5.52	-
	Support	*USD/t ore*	0.95	0.95	1.89	1.89	1.10
	Fuel, explosives, drilling steel, other consumables	*USD/t ore*	2.91	2.91	2.91	2.91	2.91
	Power	*USD/t ore*	1.38	1.38	1.38	1.38	1.38
	Underground Supervision	*USD/t ore*	1.97	1.97	1.97	1.97	1.97
	Technical services	*USD/t ore*	0.78	0.78	0.78	0.78	0.78
	Total Mining Cost	***USD/t ore***	**25.89**	**24.01**	**26.84**	**24.95**	**8.13**
Processing							
	Processing Cost	*USD/t ore*	15.55	15.55	15.55	15.55	15.55
	Processing Recovery		85%	85%	85%	85%	84%
G&A	General & Administration Costs	*USD/t ore*	5.02	5.02	5.02	5.02	5.02
Total	Applied Ore Cost = Processing+G&A+Stoping	*USD/t ore*	46.46	44.58	47.41	45.52	28.70
Cut-Offs							
	Breakeven Economic Cut-Off	*% WO_3*	0.156%	0.149%	0.159%	0.153%	0.10%
	Cut-Off Applied	***% WO_3***	**0.17%**	**0.16%**	**0.17%**	**0.16%**	**0.18%**

The Qualified Person is not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Reserve estimate, other than discussed herein. There are no known mining, metallurgical, infrastructure, or other factors that materially affect the Mineral Reserve estimate at this time.

Mining Operations

The current mine plan for the Sangdong Mine is based on the use of two stoping methods, each selected based on the geometry and characteristics of the mineralized zones:

1.	Stepped Drift-and-Fill (DAF): Applied to thinner ore zones including the F2, Halo, F3, and Main beds. This method uses external stope ramps and stepwise vertical panel lifts of ~2 m to match the ~22° average dip of these beds. It supports high mining recoveries, multiple panel access, and adaptability to local variations in dip and ore geometry. Paste fill is used between stope lifts, with cement content ranging from 1% to 7% depending on stope status.

2.	Post-Pillar Cut-and-Fill (PP-CAF): Applied to thicker zones, predominantly in the Hangingwall horizon, where vertical thickness exceeds 5 m. Mining occurs in 6 m lifts, leaving 5 m x 5 m post-pillars in a regular grid to support subsequent operations. This method minimizes internal waste mining and suits the orebody geometry while allowing high productivity and efficient backfill placement.

These mining methods were selected and designed following geotechnical assessments and are tailored to ensure high recovery and ground stability across varying bed dips and thicknesses.

I)	Stepped Drill and Fill

Previous DAF designs made for the FW zones (January 2018) used internal stope ramps, which were developed on apparent dip within each bed. However, this design test work made clear various disadvantages:

●	High dilution with the internal stope ramp itself.

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●	High losses with pillar wall next to stope ramp.
●	Very difficult drive intersections with stope ramp, in areas of lower dip.

In the stepped drift-and-fill method, single drift-and-fill headings will be extended along strike, close to horizontal, with inclined shanty backs so as to reduce dilution at the hanging wall contact. DAF headings will be developed with width from 3 m to 6 m. DAF panel lifts will be stepped up in approximately 2 m vertical intervals, which corresponds with the average 22° degree dip of the F2, F3 and Main beds.

The method will use external stope ramps, located on the footwall side of the ore zones, approximately 20 m below the bottom bed. Due to the low orebody dip, this means at any particular elevation, the ramp will be approximately 70 m horizontally to the south of the F3 bed. At the bottom level elevation, a stope crosscut will be developed from the ramp, going northwards until it intersects the first ore horizon (generally the F3). For the F2/F3 area, the stope crosscut can be approximately horizontal, and will then normally be extended on to also intersect the F2 bed. This will often allow four production faces, which can be developed along the F2 and F3 beds at that elevation. The stope drives will need to be of a variable width, from 3m to 6m, so as to have the floor of the next (higher) stope drive located approximately 2 m higher.

In most cases, with the average 22° degree dip of the ore zones, one drive heading of 5 m width can be made at the design elevation, and the next lift will then be 2 m higher. However, there is likely to be local variations in dip. If the orebody dip falls below 18°, then two or more drive headings may be required at the same elevation, before stepping up to the next 2 m lift.

The stope drives will be developed along strike in both the NW and SE directions, to a designed extent, generally approximately a maximum of 100 m, the limit of forced duct ventilation. The total stoping length, with two faces on the same bed and same elevation, will generally be approximately 200 m.

The mined stope drives will then be backfilled with paste fill. This will first require removal of any infrastructure from the mined stope drives and then installation of backfilling piping. Backfilling barricades will then need to be built at the start of each stope drive. This filling operation will need to be tight-filled as much as possible. The planned cement content for different stoping situations is summarized below.

●	Old stopes – 1%.
●	Active stopes – 3.5%.
●	Any undercut stopes – 7%.

The emplaced backfill will need a minimum of four-days’ curing time, before mining operations can continue.

The end of the stope access crosscut with then need to be elevated, by a limited slashing of the back leaving enough waste to make a new ramp floor over a small length, so as to provide a new stope access approximately 2 m higher than previously. The next stope drives can then be developed, with one sidewall being ore, and the other sidewall being the backfill from the mining of the previous lift.

For the F2/F3 stoping areas, this stoping cycle will be repeated for generally three lifts from the same stope access crosscut. For the next lift, a new stope access crosscut will be developed from the stope ramp, approximately 35 m along-strike from the previous crosscut. In areas of the south zone, when the Halo zone also occurs between the F2 and F3 zones, this can give up to six available faces on the same stope lift.

For the Main East zone, which has a much more limited strike extent, of approximately 215 m, different stope ramps have been designed to provide stope access crosscuts into the central area of the stoping zone. These stope access crosscuts have often been designed with a downward gradient, to a maximum of 13%. This will allow repetitive roof slashing of the stope ramps, so as to provide more stope access on progressive 2m lifts. Much better recoveries are attainable by using DAF in the Main East zone. The advantages of this DAF mining method include:

●	High mining recoveries (minimal loss in ore pillars).
●	High productivities, as multiple primary panels can be accessed simultaneously.
●	Flexibility, with changes possible in panels due to variations in orebody geometry or faulting.

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In some very few localized areas, the bed thickness can be more than 6 m, particularly in the Main East zone, and occasionally up to 8 m. In these parts the first lower part of these panels can be mined out with a 3 m height and then backfilled. Short stope ramps will then be created longitudinally, and upper panels will then be mined out with inclined roofs at top orebody contact.

II)	Post-Pillar Cut-and-Fill

This method has been designed in those areas which generally have a vertical thickness greater than 5 m, which is the majority of the HW zone. Broadly, these zones will be mined from the bottom-up in 6 m vertical lifts. Each lift will be mined out according to a regular mine-wide grid of 6 m wide stoping panels, leaving non-recoverable 5 m x 5 m post-pillars. The panels on the bottom-most lift of each stope block will require a higher cement backfill, so as to provide a stable roof when stopes in the future are mined up from below.

Although the HW zone is well-mineralized, there are erratic patches on internal waste. Based on this criteria, and previous studies involving the application of a DAF method, it was decided to apply a PP-CAF method, with relatively large (6 m x 6 m) stope headings, around a regular pattern of 5 m x 5 m non-recoverable post-pillars. This PP-CAF method offers the following advantages:

●	Minimal mining of internal waste.
●	High productivity with a basic large 6 m x 6 m round size, and many faces available at any time.
●	The method is well-suited to the overall dimensions of orebody.
●	Improved mining recovery near orebody contacts, with shanty-backs and mining floor adjustments.
●	Good overall support provided by post-pillars.
●	Backfill placement operations can be done on a much larger scale and with many fewer fill fences.

The 6 m wide rooms and 5 m post-pillar have been recommended by Turner Mining and Geotechnical Pty Ltd.

Access to each stope will be via inclined ramps generally going down from the level galleries in the hanging wall. These ramps will allow access to the lower-most 6 m lift of each stope block. The initial stope panels will then generally be developed from the hanging wall contact to the footwall contact. A number of panel faces may then be started and mined simultaneously, providing many faces for drilling and blasting. Backfill placement operations will be done as logical mined sections can be easily partitioned off.

Once all the PP-CAF panels have been mined and backfilled for an entire lift, the stope ramp access can then be back-slashed, so as to provide access to the next 6 m lift above. This sequence can then be repeated lift-by-lift. Generally, three to four 6 m lifts can be accessed from the same original level crosscut access.

Processing and Recovery Operations

The current process flowsheet and plant design are based on comprehensive basic engineering conducted by Metso Outotec in February 2022. These designs reflect current production goals and operational efficiencies. Extensive testing, simulations and industry best practices have informed these updated configurations.

I)	Process Design

The optimized flowsheet for effectively recovering scheelite from Sangdong ore relies on a structured flotation processes. The goal of this process is to produce a high-quality final concentrate containing approximately 65% WO3. Pilot plant testing supports an overall average tungsten recovery rate of approximately 85%. The processing facility has been designed to operate at a nominal feed rate of 80 tph, with provisions allowing a design capacity extension up to 100 tph.

The processing plant was designed by Metso, along with AKTC technical personnel and external consultants. Process design criteria stemmed from Metso engineering data.

II)	Overall Process Summary

The main process steps for treating the Sangdong ore are primary, secondary and tertiary crushing and stockpiling; grinding; flotation divided into two (2) sub-circuits (sulphide flotation and tungsten flotation); thickening; filtration and packaging section; a waste water treatment facility; and services section. Further details of these sections include:

●	Primary crushing and ore stockpiling, ensuring a steady feed to subsequent processes.

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●	Core (pebble) crushing for semi-autogenous (“SAG”) oversize, for +25 mm material.
●	Two-stage grinding utilizing SAG and Ball milling (SABC), ensuring precise particle size control.
●	A comprehensive flotation section, divided into sulphide flotation for gangue mineral removal and scheelite flotation for tungsten recovery.
●	Dedicated scheelite concentrate thickening and filtration facilities.
●	Robust tailings thickening management.
●	Advanced wastewater treatment facilities.
●	Comprehensive reagent preparation, handling, and distribution systems.
●	Fully integrated general plant services to support overall plant operations.

III)	Crushing and Stockpiling

Run-of-mine (“ROM”) ore, initially delivered by 15-tonne trucks. Ore will be either directly fed into the primary crushing system or placed onto a blending stockpile, aimed at a consistent feed quality. There is a second ROM stockpile area of 7,000 tonnes capacity about 250 m north of the crushing area, as well as a reinforced stockpile area, also having a capacity of 7,000 tonnes, which is next to the crusher feed and immediately next to the Monty B mine portal. A plan of the different stockpile areas is shown in Figure 17-1 below.

Figure 17-1 – Plan of Surface Stockpile Areas

(Date: April 2025; Source: AKTC)

Mine Waste Stockpile Area
ROM Stockpile Area
ROM Stockpile Area
Mine Waste Stockpile Area

N

0 120 240 Meters

ALMONTY KOREA TUNGSTEN CORP.

SKETCH PLAN SHOWING

STOCKPILE LAYOUT PLAN

WITHIN

79-50, Jungseok-gil, Sangdong-eup,

Yeongwol-gun, Gangwon-do, Republic of Korea

1	Apr. 3/25	Plan Issued	BB	BB	BLB
REV.	DATE	DESCRIPTION	DRAF	CHKD	APPD

REVISIONS

Plan ID.: 20240403-STOCKPILE-001 | Page: 1 of 1

ALMONTY KOREA TUNGSTEN CORP
(주)알몬티대한중석

Almonty Korea Tungsten Corp.
79-50, Jungseok-gil, Sangdong-eup, Yeongwol-gun, Gangwon-do, Korea, 26248
T +82 33 378 6583

Ore from the mine will be dumped into a feed hopper. The ore will be extracted from the feed hopper by an apron feeder down to an inclined 600 mm square opening grizzly. A rock breaker will be used to bring the grizzly oversize down to 600 mm. The blended ore, nominally sized at -400 mm, will undergo primary crushing through a jaw crusher.

Scalping through precision vibrating screens will control the crushed size distribution. Crushed ore will be monitored and conveyed underneath magnets and metal detectors, to remove metallic fragments. The crushing plant is designed to process ore at rates of up to 270 dmt/h, producing a product with a nominal P80 of 100 mm. Dust suppression and collection systems will be installed to minimize environmental impact and maintain occupational health standards. Ultimately, crushed ore will be transported via conveyor systems to a covered coarse ore stockpile, with a capacity of 10,000 dmt, for sustained feed to downstream operations.

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IV)	Grinding

Ore from the coarse stockpile will be reclaimed using variable-speed reclaim feeders and fed into the grinding circuit. There is a two-stage grinding configuration, consisting of SAG mills and ball mills. SAG mill oversize material will be crushed in a cone (pebble) crusher and recirculated. Precision controls will include belt scales and automated water addition. The particle size target will be a P80 of 65 microns to meet the scheelite flotation criteria. Classification systems utilizing cyclones and ultrafine screens are aimed at preventing overgrinding.

V)	Flotation

The sulphide flotation circuit consists of a rougher flotation stage followed by two cleaner flotation stages, designed for removal of sulphide. Initially, ground pulp will be conditioned in a dedicated tank for about seven minutes, where Aero 3473 collector and MIBC frother will be introduced to enhance sulphide mineral attachment to bubbles. Subsequently, the pulp will be pumped to a bank of three 30 m³ flotation cells, configured sequentially to improve sulphide recovery. Rougher concentrate from these cells will then be pumped to the first cleaner flotation cells (four OK1.5 cells), where additional purification occurs. The concentrate from the first cleaner will then progress to the second cleaner flotation stage, utilizing four smaller OK0.5 flotation cells. Cleaner concentrate, after this two-stage cleaning process, will be directed to the final tailings pump box. Inline samplers will allow continuous sampling for analytical quality control.

The scheelite rougher flotation circuit will receive conditioned pulp following the sulphide flotation stage. The circuit consists of two sequential conditioning tanks, each designed to provide mixing and contact time of approximately 11 minutes. The first conditioning tank adjusts pulp pH and introduces critical flotation reagents such as sodium carbonate and sodium silicate, while the second tank dilutes pulp density to around 35% solids. Following conditioning, pulp will be transferred to a scheelite rougher flotation bank consisting of four 30 m³ flotation cells. Reagents, specifically TOFA as a primary collector, will be added to promote efficient scheelite mineral attachment. Rougher concentrate will proceed to the cleaner flotation circuit, while rougher tailings will be directed to scavenger flotation cells for further recovery.

Tailings from the scheelite rougher flotation circuit will be pumped to the scavenger circuit, consisting of two separate banks of four 30 m³ flotation cells each. Before entering the scavenger flotation cells, the pulp will undergo additional conditioning where reagents, primarily TOFA, will be reintroduced to improve flotation effectiveness. The scavenger flotation stage is designed to capture scheelite particles that were not recovered in the initial rougher stage, to enhance overall tungsten recovery. Scavenger tailings, after passing through an inline sampler for continuous monitoring, will be considered final tailings and pumped to the tailings thickener for dewatering and disposal. The scavenger circuit is very important in minimizing tungsten losses.

The scheelite cleaning circuit provides a multi-stage flotation process for the final upgrading of scheelite concentrates derived from rougher and scavenger flotation stages. This circuit comprises four sequential cleaning stages. Cleaner stage 1 consists of three 5 m³ flotation cells, while cleaner stage 2 utilizes two OK1.5 flotation cells. The final two cleaning stages (cleaner stages 3 and 4) will each utilize two OK0.5 flotation cells arranged sequentially. Throughout the cleaner stages, sodium silicate will be continually dosed as a depressant to prevent unwanted mineral flotation, to produce high purity scheelite concentrate. Temperature-controlled conditions (approximately 30–32.5°C) will be maintained using a heated water system to assist flotation performance. Concentration from the final cleaner stage, after upgrading, is directed towards concentrate thickening and filtration processes, in order to achieve the required market specifications of approximately 65% WO3.

VI)	Final Tails Management

The final tailings from the concentrator plant, along with effluent from the paste plant, will be collected into a feedbox, for a 20 m diameter High-Rate Thickener (HRT). The thickener feedwell will be equipped with auto-dilution capabilities to adjust feed slurry density from around 20% solids to an optimum 12%. Overflow from the thickener will be directed to an overflow tank and subsequently pumped to the water treatment plant. The thickener underflow, with approximately 50% solids, will be transferred to a buffer tank. A diaphragm pumping system, with an additional standby set, will move tailings to the paste plant. Coagulants and flocculants will be added into the thickener to enhance settling and clarity of the overflow. Spillage around the thickener area will be collected and pumped back to the thickener feedbox.

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VII)	Fresh Water Quality

Fresh water will be provided to critical points within the flotation and reagent preparation areas of the plant. Heated fresh water from the water heating system will be provided for reagent mixing, related to flotation and thickener reagents. Unheated fresh water will be provided to the flotation section for analyzer and multiplexer operation, for process monitoring. Service water will also provided for hose-down and cleaning purposes within the flotation and dewatering sections. All water inputs, including fresh water, heated fresh water, and service water, will be centrally controlled and monitored via the plant Distributed Control System (DCS). The heated fresh water supply will support critical processes, maintaining optimal temperatures for flotation and reagent effectiveness.

VIII)	Waste Water Treatment

Wastewater from the plant will primarily consist of flotation chemical residues and tailings thickener overflow. This water will be directed to dedicated water treatment facilities designed within Almonty’s operational scope. Mechanical aeration processes in constructed lagoons will provide aeration to effectively reduce organic contaminants. The thickener overflow, containing residual reagents and suspended solids, will gravitate to an overflow tank and be subsequently pumped for further treatment.

Water quality will be managed to comply with the environmental discharge standards. Although mechanical aeration will significantly reduce organic compounds, sodium ions introduced by flotation chemicals will remain relatively unchanged. Regular monitoring will be used to ensure the treated water quality meets environmental regulatory requirements before discharge.

Infrastructure, Permitting and Compliance Activities

I)	Infrastructure and Logistics

KTMC operated the Sangdong Mine from 1949 to 1994. Existing infrastructure from KTMC, as well as other public infrastructure which can still be used, includes the access road to the site; site roads; powerline and stepdown sub-station; potable water supply; and communications and Internet service. It also includes some old KTMC buildings that will be reused and the KTMC slope support at the zone of the plant and water treatment plant.

In the mine, there is an extensive infrastructure that can be reused, which includes:

●	West Ventilation Shaft. This connects the surface to all mine levels until the -10 level and then through raises down to the -16 level. This shaft has two top openings (one inclined and another vertical) and all of them are ventilating. This shaft was inspected from surface to the -1 level and is in perfect condition.
●	Old Vertical Extraction Shaft. This concrete lined shaft, of 4 m diameter, is currently being used for ventilation in between the Baegun and -1 levels. It gives access to the water stored in the mine down to the -16 level. This shaft is in very good condition and could be considered for hoisting use in the latter phases of the mine exploitation.
●	Gallery Network. An extensive network of old base galleries can be used for multiple purposes, which include escape routes, ventilation and drainage.
●	Mined Stopes. Extensive mined stopes can be used for backfill storage.
●	Drainage system, on the -1 level.
●	Ramp System. This connects Sangdong level with the -16 level. Dependent of its conditions below the -1 level, and following mine dewatering, this could allow access to the lower levels for exploration drilling access.

To return the Sangdong Mine to operation, the existing Sangdong infrastructure will be reconfigured and supplemented by new facilities as required. To accommodate the new waste storage facility, the former buildings at the Sangdong portal level were demolished to allow for placement of waste from mine development. New site infrastructure is being built in the valley, on the footprint of old KTMC installations (see Figure 18-1 below). This infrastructure will include a new assay laboratory, warehouse, maintenance shop, recreational facilities for employees, fuel storage and water reticulation system. The mine backfill plant will be placed at Taebaek Terrace, along with a geotechnical laboratory.

A new mine/administration office complex has now already been set up in the centre of the Sangdong village. This is an old post office which has been totally refurbished by AKTC.

100

Figure 18-1. Plan of Main Surface Installations

Vertical Shaft
Vent. Fan
Mine Waste Storage Area
ROM Stockpile Area
Thickener, Pit & Tank
Position of Underground Workings
Monty B. Entrance
Mine Drainage
ROM Stockpile Area
Crushing Tower
Alfonse D. Entrance
Offices
Batching Plant
Vent. Fan
Position of Underground Workings
Stockpile
Paste Plant
TR
TR
Mine Drainage
Geotechnical Laboratory
Pilot Plant
Grinding Area
Workshop
Waste Storage
Lab.
Warehouse
Flotation Area
Wastewater Treatment Plant
Stockpile Area
N
0
120
240
Meters

ALMONTY KOREA TUNGSTEN CORP.

SKETCH PLAN SHOWING

MINE SITE LAYOUT PLAN

WITHIN

79-50, Jungseok-gil, Sangdong-eup, Yeongwol-gun, Gangwon-do, Republic of Korea

REV.	DATE	DESCRIPTION	DRAF	CHKD	APPD
1	Apr. 3/25	Plan Issued	BB	BB	BLB

REVISIONS

Plan ID.: 20240403-LAYOUT-001 | Page: 1 of 1

ALMONTY
KOREA TUNGSTEN CORP
(주) 알 몬 티 대 한 중 석

Almonty Korea Tungsten Corp.
79-50, Jungsuk-gil, Sangdong-eup, Yeongwol-gun, Gangwon-do, Korea, 26248
T +82 33 378 8583

An on-site explosives magazine is not required, and removes the need for additional guards and security. All mines in South Korea use a daily supply from explosives companies, and this has proven to be reliable. This system has worked very well during the last three years of underground development work at the Sangdong Mine.

The project will be powered by one 22.9 KV overhead line, which was installed in 2020, and which supplies two main substations. One will be installed in the immediate vicinity of the plant and the other at the Sangdong terrace. The substations will mainly be composed of step-down transformers of 10 MVA (22.9/6.6 kV). One substation will supply power to the mine and non-processing plant facilities while the second will be dedicated to providing power to the processing plant.

The Project will require approximately 40,000 m3 per year of potable water, which will be supplied from the local town water supply. The site is already connected to the Sangdong town water supply.

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II)	Environmental Baseline Studies

In 2011, Woulfe initiated environmental baseline studies for the project including water sources and quality, climate, flora and fauna, air quality, noise, heritage, land use and water quality.

As well as providing information for the Feasibility Study, the studies provided the comprehensive environmental information required in preparing the Environmental Impact Assessment (EIA) Report.

The proposed operations (i.e. preferred alternatives) were selected based on technical and economic viability, as well as minimization of potential environmental and social impacts.

1.	Surface Water

Several permanent streams run thought the site. These streams drain to Okdong Creek, which flows through the town of Sangdong. The water is generally of good quality, based on the analytical results for “Living Environment” items (pH, biochemical oxygen demand, suspended solids and dissolved oxygen). Water quality is classified as first grade at all sampling points except at one site where results for pH and suspended solids exceed the standards.

However, analytical results for total coliforms (an indicator of potential human and animal waste present in water) were high 10–22,000 total coliforms/100 ml. In accordance with these results, water quality is classified as fourth grade for the “Living Environment” standards. It is assumed that slash-and-burn-fields around the stream contribute substantially to total coliforms concentrations.

Strategies to prevent degradation of the surface waters of the Project site include:

●	sediment settling dams to reduce the volume of sediment, derived from mined and disturbed land, from entering the natural river systems of the area;
●	storm water will be diverted around mining operations as much as practicable, and where contact occurs with disturbed areas, water will be collected, monitored and treated as appropriate;
●	all spills of chemicals or fuels will be cleaned up immediately and contaminated areas remediated in accordance with the relevant guidelines and standards; and
●	any potentially acid-forming material will be blended or encapsulated in the waste rock storage facility to prevent possible contamination.

2.	Groundwater

Groundwater is expressed as springs where there is contact between the limestone and either skarn or shale. For example, there are three springs, near the old mine buildings where there is a limestone outcrop with a strike of approximately 300° and a dip of 80° north. Elsewhere to the west of the site, springs occur where there is contact between limestone and shale. Flows from the springs are in the order of 2 to 20l/s.

Ground water varied in quality. Total coliforms were above the established quality criteria. Nitrates were also found in concentrations above the South Korean drinking water standards. Exhaustive testing for arsenic in water during 2014 was performed and concentrations were found to be well within those for South Korean drinking water standards. Elevated nitrate concentrations are likely to be a result of the application of nitrogenous fertilisers both for forestry and agriculture, while the heavily mineralized region around Sangdong will lead to elevated concentrations of arsenic in ground waters.

Potential groundwater quality impacts from Sangdong Mine activities may include contamination of groundwater by process water spillage and chemical spills on site. Based upon a review of the water quality of the existing tailings dams, leachate from tails is expected to be of good quality. It should be noted that Sangdong does not own or have any liability for the old tailings dams.

Mitigation strategies to minimize impacts on groundwater include:

●	monitoring of groundwater levels and quality at springs/established bores around infrastructure areas and the waste rock storage facility to determine background water quality and any change in quality that may be due to the Project operations;

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●	clean-up of any process water or chemical spills immediately; and
●	all areas will be bunded to prevent any spills within the processing plant.

3.	Flora and Fauna

Two flora and fauna surveys were completed in the spring and summer of 2007. One hundred and eighty-three species of fauna were identified. No endangered or endemic species were found. There are no areas requiring special protection or significant natural environmental resources or wildlife habitats in the area surrounding the Sangdong Mine site.

The land affected by the Sangdong Mine is not likely to become part of a protected area estate or subject to any treaty. In making this statement, consideration has been given to national parks, conservation parks, fish habitat areas, wilderness areas, aquatic reserves, national estates, world heritage listings and sites covered by international treaties or agreements, and scientific reserves.

4.	Air Quality

The area surrounding the proposed mine is predominantly forestry and agricultural land. The main sources of ambient dust in the region are likely to be due to grass seeds, pollens and wind erosion of exposed soil surfaces particular during tree harvesting.

Modelling of dust from the site originating from the waste rock storage facility, processing, and truck movements showed that dust increases were minimal in the community and will meet Korean air quality standards.

Air quality issues associated with the Sangdong Mine include:

●	dust emissions associated with clearing vegetation, extracting and transporting small quantities of waste rock and ore, blasting and stockpiles;
●	dust emissions associated with the transport of ore via conveyor and stockpiling;
●	dust emissions associated with the crushing and milling processes at the ore processing plant; and
●	windblown dust from erosion of disturbed and cleared areas on the Project site.

Mitigation strategies to minimize impacts of air emissions include:

●	truck watering operations;
●	minimization of vegetation disturbance; and
●	covers over conveyors and dust control as required.

5.	Noise

Several households at Sangdong are considered to be sensitive receptors that may be impacted upon by mine operations. Households located adjacent to the road network had noise readings 12 to 15 dBa higher than rural areas during the day and 6 dBa higher at night.

Noise modelling of truck movements and the milling and processing activities showed a small increase in noise at the nearest community receptors, while still meeting Korean noise standards. The mountainous terrain surrounding the mine acts as a significant barrier to noise propagation, assisting in noise reduction from the site.

The following mitigation strategies will be adopted by the Project to minimize noise from operations:

●	purchase mining equipment which favours noise reduction in the design;
●	mine vehicles to be maintained in good condition to prevent unnecessary noise; and
●	maintain diesel generators, lights, and other equipment in proper working order to prevent unnecessary noise being emitted.

The following mitigation strategies will be adopted to minimize impacts from blasting on the Project: (i) blasting will be underground; and (ii) a blasting strategy will be maintained to meet vibration regulatory requirements.

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6.	Waste Material

The major sources of waste generation from the Project are waste rock, tailings, process/storm water and solid and liquid wastes (e.g., waste oil, tyres, batteries and plastics).

A waste management plan was developed prior to the commencement of mining. The waste management strategy of the Project follows a four-tiered waste management strategy according to practicalities and available markets, in preferential order: (i) waste minimization; (ii) waste reuse and/or recycling; (iii) waste treatments; and (iv) waste disposal.

7.	Waste Rock

Waste rock material will be stacked in two waste rock stockpiles at the site. Over a 12-year period, 950,000 t of waste rock will be produced, the majority of which will be accumulated in the early phase of mining. There may be the opportunity to backfill waste in the historic underground workings and it is expected that a relevant portion may be used as a building material. The remaining waste rock will be stored on site in two waste rock storage facilities: one next to the Sangdong Portal and at the other in a small valley, approximately 300 m to the south.

Some waste material from internal dilution control with UV lamp can be stored inside the mine in neighbouring active stopes and mixed with backfill. The pre-production amount of waste will be approximately 100,000 t, that will be stored in the secondary valley. This zone has a reduced thickness of topsoil and will require the transportation of topsoil from other zones in the final restoration of this area.

68 waste rock samples were collected to determine the potential for acid rock drainage. The samples were sourced from core samples across the ore body and are representative of all profiles of all geological units encountered in the deposit.

Acid-base and net acid generation testing indicated that 61 samples were classified as non-acid forming and 7 of the samples were potentially acid-forming.

The results of the waste rock assessment indicate the proportion of material which will be potentially acid-forming is relatively small at approximately 10% of the total waste volume.

Historically, there has been no acid rock drainage from the existing well-vegetated waste rock storage facility on site, or from the existing tailings dams. This trend is expected to continue. However, during operations continuing assessment of all waste rock will be conducted to confirm if any potentially acid-forming material is present and, if required, this material will be encapsulated to reduce the likelihood of acid rock drainage.

8.	Project Permitting Requirements and Status of Permit Applications

A number of permits have been granted. These include approvals for:

●	Exclusive use of a mountain area. The period of the mountain area temporary use permit and the lease period of the Yeongwol County land have been continuously extended and currently expire at the end of December 2025. AKTC plans to apply for an extension of the mountain area temporary use permit and the lease period of the Yeongwol County land by about three years around the fourth quarter of 2025.
●	Temporary use of a mountain area. The term of AKTC’s mining plan is related to the temporary use period of a mountain area. AKTC has continuously extended the term of the permit for the temporary use of a mountain area, which currently expires December 31, 2025. AKTC will keep extending the term of the permit for the temporary use of a mountain area as required.
●	Approval for construction of an installation for a mining facility, to build the Sangdong adit, on July 9, 2011, by the Eastern Mining Safety Office.
●	Approval for construction of an installation for a mining facility, to build the Woulfe adit, on November 13, 2012, by the Eastern Mining Safety Office.
●	Approval for construction of and installation for a mining facility, to build Taebaek and Baegun adits, on September 29, 2014, by the Eastern Mining Safety Office.
●	Approval for construction of and installation for a mining facility, to build Monty B adit, on July 20 2018, by the Eastern Mining Safety Office and received approval for the change on September 25, 2020.

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●	Approval for construction of and installation for a mining facility, to install the crushing facilities, on August 7, 2024, by the Eastern Mining Safety Office.
●	Approval for construction of and installation for a mining facility, to install the flotation facilities, on August 8, 2024, by the Eastern Mining Safety Office.

The permits/approvals related to construction are summarized in Table 20-3 below.

Table 20-3 – Summary of Construction Permits

[YWC = Yeongwol County; EMSO = Eastern Mine Safety Office]

Permits	Status	Note
Long term land lease or land purchase	Purchased plant site land Leased mine site land	YWC
Approval of the building construction of the processing plant	Obtained building permit	YWC
Approval of the measures to protect the national heritage in the manufacturing site	Confirmed no national heritage	YWC
Approval of the construction of a manufacturing facility.	Approved for installation of mining facility	EMSO
Approval of the development activities	Obtained permit	YWC
Approval of the conversion of Mt. district	Obtained permit	YWC
Approval of riverside road occupancy	Obtained permit	YWC
Preliminary research on the impact of potential disaster	Completed	YWC
Deliberation by urban planning committee	Completed	YWC
Approval/report on discharging facilities installation (air, water, noise)	HSSET in progress	YWC
Prior report on specified construction works	Report completed	YWC

9.	Cultural Resources

A cultural property survey was conducted during July 2007 by ERM. According to previous investigations undertaken for a cultural property survey, no state designated cultural properties exist in Sangdong-eup area.

Five historical sites were reviewed according to the Cultural Asset Map Book. Of these sites, two were natural caves, one is a historical temple ruin, one is a significant fossil discovery and one is a Monument of Loyalty and Filial Piety.

10.	Social Environment

The town of Sangdong is located 2 km from the mine site. The population of the town is approximately 500 people. Sangdong was once a regional centre for the district’s agricultural and mining industries, when the Sangdong Mine was operable, with mining supporting 40,000 inhabitants (thereby acquiring the title Sangdong-eup).

Sangdong has elementary and high schools, supermarkets, shops, a service station, a post office, a police station, a fire station, a bank agency, a snow clearing centre, a community centre, churches, restaurants, and road and transport links. AKTC intends to house 95 full-time employees in the town and the surrounding region. Certain other staff will live in a camp on site.

A community consultation programme was undertaken and included discussions with landholders, government departments, and other stakeholders. There is overwhelming favourable support for the Sangdong Mine from the community.

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11.	Economic Environment

The economic flow-on benefits to Sangdong and the towns and cities of the county include increases in the following service industries:

●	fuel supply and transport;
●	supply and transport services for mining supplies, reagents and machinery;
●	light vehicle servicing;
●	bus and air services;
●	training and personnel management services;
●	plant maintenance and fabrication services; and
●	hospitality, accommodation, and domestic supplies.

The Sangdong Mine is expected to directly employ up to a maximum of 300 people during the construction phase, reducing to approximately 200 people during operations.

The number of current AKTC employees is shown in Table 20-2. Of these, eight are working in Seoul and 43 in the Sangdong area.

Table 20-2 – Number of Current AKTC Employees

The flow-on benefits in terms of employment vary between three to four people for each permanent employee, so the direct employment benefits are in the order of another 600–800 people.

During the initial phase, the Sangdong Mine concentrate product will be transported by road to one of the neighbouring harbours for export to the U.S. and potentially a few years later, to the tungsten oxide plant located 22 km from the mine.

The local county and Sangdong regions have predominantly elderly populations, which in general are declining. The re-opening of the Sangdong Mine will provide a number of employment opportunities for both unskilled and skilled trades, with resulting economic benefits locally, regionally and nationally.

12.	Sangdong Community Relations

The relationship between AKTC and the Sangdong community is strong. AKTC has been an active member of the Sangdong community since 2009. Because of these strong local connections, public consultation has been undertaken both informally and formally, particularly with the local Sangdong township and Yeongwol County. Because many members of the workforce are locally based, there is a high degree of awareness and anticipation of the project coming to fruition.

The site manager has strong contacts within the Sangdong community and site visits are encouraged for local community members. There has been widespread support for the Sangdong Mine to date. There has been good local consultation with government staff related to day-to-day issues with the exploration programme at the Sangdong Mine. The relationship with the surrounding land holders is good.

Discussions between AKTC and the town of Sangdong are extremely positive, particularly in view of the fact, that the operation will be community-based and the Sangdong Mine can help support and improve local services. This strategy by AKTC supports the town of Sangdong and Yeongwol County in establishing long-term regional development plans, with a focus on reversing population decline, increasing employment opportunities, revitalizing the local economy and providing appropriate support services.

In order to promote co-prosperity with the local community and implement sustainable ESG management, AKTC is holding regular public information sessions in Sangdong throughout the Sangdong Mine development planning process. These sessions are intended to enhance the local residents’ understanding of the project and serve as a channel for continuous communication. To foster long-term relationships, AKTC has signed a memorandum of understanding with high schools in the Yeongwol area to provide employment opportunities for graduates. In addition, AKTC has been actively engaged in various community activities, including providing annual financial support for the Sangdong High School baseball team, which was established to prevent the school’s closure. Through these efforts, AKTC continues to build a united and harmonious relationship with the Sangdong community.

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Capital and Operating Costs

I)	Direct Costs

Direct costs have been allocated as all costs associated with permanent facilities. These include mine development openings, equipment and material costs, as well as construction and installation costs.

Mine infrastructure costs are those associated with maintenance shops, mine dewatering, refuge stations, etc. Wherever possible, equipment and materials’ quotes and contractor installation costs have been used.

Other major equipment expenditure estimates are based on quotes obtained from suppliers and installation costs estimated as part of this study.

During the pre-production and sustaining development periods, all materials and equipment pricing have been based on quotes obtained from local South Korean suppliers or European and international suppliers, where South Korean suppliers do not exist. Processing plant equipment pricing is based on the equipment list, specifications and process flow diagrams. Budgetary prices were obtained from vendors of major equipment and in-house data was used from similar projects for items not quoted. Estimated costs for plate work were based on local data, associated with remaining equipment: tanks, bins and chutes. Costs for installation of equipment are based on unit man-hour requirements.

All major equipment expenditures include freight only. Applicable taxes and duties have not been included in the capital expenditure estimates.

Other direct costs are based on actual local costs for earthwork/site work, concrete, structural steel, buildings and architectural, electrical, instrumental and controls, and piping.

Commodity pricing for earthwork, concrete, steel, architectural and piping were provided by local contractors based in South Korea. Labour rates and equipment usage rates used throughout the estimate were provided by the same source as the commodity prices. It was assumed that rock required for site preparation and the tailings will be provided at no cost during the preproduction stage. Only costs for placement have been allowed for in estimates.

Labour rates generally reflect industry-wide South Korean and international levels for the types of work performed, and in some cases adjusted for locally applied rates. The mine labour costs are based on three types of estimates:

●	Quoted contractor prices for undertaking the tasks associated with constructing a specific installation;
●	Average industry rates a contractor would be expected to charge for performing specific tasks;
●	Lateral and raise development rates, developed and based on expected productivity and labour, materials and equipment costs for such an underground development program.

All labour costs include local South Korean government mandated contributions and the costs for the company-provided benefits.

II)	Indirect Costs

The indirect costs cover all the costs associated with temporary construction facilities and services, construction support, freight, vendor representatives, spare parts, initial fills and inventory, owner’s costs, engineering, procurement and construction management (“EPCM”), commissioning and start-up assistance.

The costs for construction facilities include all temporary facilities, services and operation, site office operations, security buildings and services, construction warehousing and material management, construction power and utilities, site transportation, medical facilities and services, garbage collection and disposal, and surveying.

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The costs for spare parts have been factored in, based on equipment costs where vendors did not provide cost for spares needed for the first year of operations.

The estimated cost for initial fills of reagents is based on three months of operating requirements. Budget quotations were obtained for reagent pricing.

The freight costs were either provided by vendors or estimated based on weights and typically include for containerized and break-bulk shipping, and each are respectively divided into ocean freight and inland freight. For imported equipment, the cost of freight and export packing, ex-works to a local port, is included with the cost of the equipment. Freight insurance is included in the owner’s cost.

The requirement for vendor representatives to supervise the installation of equipment or to conduct a checkout of the equipment prior to start-up of the equipment as deemed necessary for equipment guarantees or warranties has been included in the estimate. Typically, the cost for this item is inclusive of salary and travel.

Taxes and duties have been excluded.

EPCM costs have been calculated based on AKTC project managing development and construction, using consultants for processing plant and some aspects of mining and infrastructure design.

III)	Capital Costs

Capital expenditures estimates exclude: sunk costs; taxes and duties; deferred capital; financing and interest during construction; additional exploration drilling; escalation; corporate withholding taxes; legal costs; metallurgical testing costs; and condemnation testing.

The cost estimates are to Feasibility Study level accuracy. All expenditure estimates are in 2025 constant USD. Costs derived from KRW figures have been converted at a rate of US$1 = KRW1,467.

All pre-production capital expenditures, up to the end of August 2025, are summarized in Table 21-1 below. Beyond August 2025, the major capital costs incurred are waste development costs, which have been determined from current contractor rates.

Table 21-1 – Summary of Pre-Production Capital Expenditure

Note: All figures expressed in ’000 USD

In the current cashflow calculations, a 5% contingency has been added onto all capital expenditure after March 2025.

1.	Mining

All mining development work has been and is being executed by local contractors, with some materials supplied by AKTC. Mine capital expenditures are primarily related to underground infrastructure, stope development and mine services. As existing development can be extensively utilized, the underground development costs are relatively low. The development costs are also lower due to the large number of mining contractors in South Korea and the competition between them. Sangdong Mine capital expenditures do not include closure expenses, as it is not expected for the project to be restricted to the actual reserves. They also do not include the value(s) of existing assets.

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2.	Processing Plant

The processing plant capital expenditures are based on actual costs incurred as well as expected equipment costs from Metso (a major processing equipment supplier), which has provided all major processing equipment except for conveyors and thickeners. These capital estimates cover all remaining aspects of the processing plant building and installations.

3.	Infrastructure and Support

Major expenditure components are for power distribution, an office/shop/warehouse complex, camp and catering facilities and water supply and treatment.

4.	Project Indirect and Owners’ Costs

Project indirect procurement and construction management and owners’ costs also include manpower recruitment and training during the pre-production period and all equivalent general and administration (“G&A”) costs that have and will be incurred during the construction phase.

5.	Working Capital

A working capital allowance, in addition to capital expenditures, of US$2.17 million has been included in the cashflow model. This represents one to two months of operating costs, which would be incurred before the first revenue is realized. The working capital requirement is less than would normally be expected, as payment for the Sangdong Mine product is expected immediately after concentrate has been shipped.

6.	Sustaining Capital

Additional sustaining capital of approximately US$5 million for each of the first three years has also been allowed for in the overall cashflow model. This is for ongoing primary development and continuation of the Sangdong gallery, as well as extension of the mine’s underground.

I)	Operating Costs

1.	Basis for Cost Estimation

Project operating costs are based on efficiencies and productivities that have been achieved within actual mine development work as well as using parameters considered generally achievable in South Korea. The overall performance objectives are conservative by European standards.

Project departmental operating costs were divided into two components: consumables/maintenance parts and labour. The consumables component includes all materials and parts needed for mining, processing and surface facilities and the operation and maintenance of equipment for these areas. Costs for consumables were obtained from multiple sources in Korea and Europe as well as from international suppliers. Costs for maintenance parts and consumables are based on prices provided by South Korean-based and international equipment suppliers. The total mine labour force complements and salaries were calculated on a total yearly basis. The labour component was combined with the materials component to produce the yearly departmental operating cost estimates.

The G&A cost components include the materials and supplies used by the administration and surface services groups. These costs comprise office supplies, computer supplies and computer and software upgrades, light vehicle and surface equipment operating and maintenance consumables, camp accommodation operational costs, business travel inside the Republic of Korea and internationally, fees for consultants and communications costs.

Labour costs and salaries for all services labour and mine staff have been estimated on a yearly total cost basis.

Critical operating cost components are based on the following long-term base case costs: (i) the diesel fuel price is assumed to be US$1.011/litre; and (ii) the electrical power cost is assumed to be US$113.8 per MW.

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Labour costs for the operating period are based on the manpower schedules presented for each department and the associated labour costs. The costs include a burden component of approximately 35%. Labour rates are based on local rates where available and/or contractor costs in the region and country, for similar types of work. Where costs were not available, costs from other similar projects were used. The rates used include all cost and profit components payable to contractors. All costs are quoted in constant 2025 USD.

2.	Mine Development

The unit mine development cost is summarized in Table 21-2 below.

Table 21-2 – Mine Development Unit Cost

This total development rate corresponds well with the actual costs during the last two months prior to the date of the Technical Report and includes the costs of explosives, reinforcement, fuel, drill steel and other consumables.

3.	Stoping

Individual costs for mining have been estimated for manpower, equipment operating, maintenance and materials consumptions, based on a mining contractor developing and operating the Sangdong Mine. The average stope mining unit cost has been estimated as US$25.36 per tonne of ore, as summarized in Table 21-3 below.

Table 21-3 – Stope Operating Costs

Mine services and overheads costs include all other non-direct stoping costs for the mine. Mine services operating costs are associated with maintaining underground facilities and services (power, water supply, etc.), operating and maintaining ventilations fans, supplies for safety and training, including personal protective equipment and mine, rescue and operating and maintaining all support mobile and track haulage equipment used in the mine.

The DAF stoping method will mostly employ approximately 4.5 m x 4.5 m headings, whereas the PP-CAF stopes in the HW zone will mostly employ 6 m x 6 m headings. The proportions applied in the averaging process reflect the applied stoping methods for the current reserves.

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4.	Processing

The total processing plant and tailings operating cost is estimated to be approximately US$15.55 per tonne of ore, as shown in Table 21-4 below. These costs have been derived from the updated processing configuration and corresponding estimates of reagents and power consumption, maintenance and unit costs reflecting 2025 USD.

Table 21-4 – Processing Plant and Tailings Operating Costs

5.	General and Administration Costs

The estimates for G&A costs encompass all operating costs associated with operating the offices and providing materials and supplies for staff functions. Administration operating costs include costs and taxes for maintaining the property in good standing, land taxes, and resource usage fees (water, etc.).

The total yearly G&A costs are estimated to be approximately US$3.2 million, as summarized in Table 21-5 below. Employee burdens account for approximately 35% of the total salary for each employee.

Annualized site G&A costs, at an annual production rate of 640,000 tonnes per year of ore, are estimated at US$5.02 per tonne (including environmental costs) of ore.

The mine management and administration components of G&A contemplate the employment of 27 people in this area, most of which would be staff positions. They would be responsible for the management, administration, personnel, accounting, purchasing needs and distribution of material to the operation, site security, health and safety, and environmental issues.

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Table 21-5 – Breakdown of G&A Costs

6.	Total Operating Costs

The estimated total average operating cost, over the life of the Sangdong Mine, to produce a 65% WO3 concentrate from the mine, is approximately US$47.51 per tonne of ore, as summarized in Table 21-6 below.

Table 21-6 – Project Operating Cost Summary

For the purpose of this estimate, value-added taxes and other taxes, along with import duty costs, have not been included. Exploration costs and all costs associated with areas beyond the property limits have also not been included.

II)	Economic Analysis

The economic analysis presented below is based on a cashflow forecast on an annual basis using the current mineral reserves and corresponding annual production schedule for the life of the project. A summary of the life of mine plan parameters is shown in Table 22-1 below. The main assumed parameters for the economic analysis are summarized in Table 22-2 below.

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1.	Assumptions

All costs and economic results are reported in USD unless otherwise noted. APT pricing is also reported in USD.

Table 22-1 – LOM Plan Summary

*Excluding Year 14

Table 22-2 – Assumed Parameters for Economic Analysis

Other economic factors used in the economic analysis include the following:

●	discount rate of 5% (sensitivity using an 8% discount rate has been calculated);
●	no inflation;
●	numbers are presented on a 100% ownership basis and do not include management fees or financing costs;
●	revenues, costs and taxes are calculated for each period in which they occur rather than actual outgoing/incoming payments;
●	exclusion of all pre-development and sunk costs (i.e. exploration and resource definition costs, engineering fieldwork and studies costs, environmental baseline studies, etc.); and
●	an exchange rate of KRW1,467 per US$1 has been applied to convert the relevant operating and capital cost items into USD.

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2.	Taxes & Royalties

A corporate income tax rate of 21% has been applied, along with a local income tax rate of 2.1%, which gives a total rate of 23.1%. These are applied to the total cashflow. An additional revenue tax has also been applied of 0.5%. AKTC incurred approximately US$15.34 million in capital expenditures in the year prior to production (Year -1). In addition, AKTC has recognized approximately US$4 million in tax loss carry-forwards and anticipates generating an additional US$3 million in tax loss carry-forwards during the 2025 fiscal year, subject to final tax filings and regulatory confirmation.

There are neither Royalties imposed on minerals by government agencies in South Korea nor by third parties.

3.	Results

The overall results from the financial analysis have been evaluated in the form of net present value (“NPV”), internal rate of revenue (“IRR”) and payback values, as shown in Table 22-3 below. NPVs have also been determined for the whole project, starting from project commencement in 2021, as well for part of the project from 2025 onwards (“Onwards Only”).

The whole project is economically viable with an after-tax IRR of 49.5% and a net present value at 5% (NPV5%) of US$271.37 million. The Onwards-Only scenario is economically viable with a net present value at 5% (NPV5%) of US$343.7 million. Figure 22-1 below shows the projected cash flows resulting from the economic analysis. Table 22-3 below shows the detailed results of this evaluation.

Figure 22-1 – Annual and Cumulative After-Tax Cash Flows; Onwards Only

Table 22-3 – Summary of Sangdong Project Economic Results

Category	Unit	Value
Net Revenues	USD Million	1,078.2
Operating Costs	USD Million	389.5
Cash Flow from Operations***	USD Million	688.7
Cash Costs****	USD/MTU	126.8
All-in Sustaining Costs*****	USD/MTU	136.3
Pre-Tax Project Cash Flows*	USD Million	643.8
Pre-Tax NPV5%*	USD Million	447.4
Pre-Tax IRR**	%	62.5
After-Tax Project Cash Flows*	USD Million	493.6
After-Tax NPV5%*	USD Million	343.7
After-Tax IRR**	%	49.5
After-Tax Payback*	Years	1.77

* Onwards Only

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** Whole project

*** Cash Flow from Operations Formula: (Revenue – Operating Costs)

**** Cash Cost Formula: Operating Cost / Recovered MTUs

***** All-In Sustaining Cost Formula: (Operating Costs + Sustaining Capex (= Capex Y1-14)) / Recovered MTUs

4.	Sensitivities

A sensitivity analysis was performed to test the Onwards Only project value drivers on the project’s net present value using a 5% discount rate. The result of this analysis is demonstrated in Table 22-4 below and can be visualized in Figure 22-2 below. The project proved to be most sensitive to changes in the APT price, followed by the combined operating expenses (“Opex”) (mining costs, processing costs as well as G&A costs) followed by the individual Opex costs as well as the capital expenditures.

Table 22-4 – After-tax NPV5% Sensitivity Results (Onward Only)

Figure 22-2 – After-tax NPV5% Sensitivity (Onward Only)

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The base case results (stemming from the assumptions shown in Table 22-2 above), as well as sensitivity results for different WO3 prices, of the derived project NPVs, are shown in Table 22-5 below. The lowest price used was US$370/mtu APT and the highest price was US$510/mtu APT.

Table 22-5 – Sensitivities – NPVs Calculated at Different APT Prices

Key aspects of these results include:

●	The results for prices for US$450/mtu APT, as compared to US$370/mtu, show an overall increase in the after-tax NPV5% of approximately 60%, and increase in the after-tax IRR from 35 to 49%.
●	The results for prices for US$510/mtu APT, as compared to US$450mtu, show an overall increase in the after-tax NPV5%of approximately 28%, and increase in the after-IRR from 49 to 60%.
●	For base case price of US$450/mtu APT, the post-tax NPV rises by approximately 22% in going from an 8% to a 5% discount rate. The Payback period is approximately 2 years.

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5.	Life-of-Mine Cash Flow Summary

The base case APT price used was US$450/mtu. The discounted cashflow analysis has been based on 2025 constant USD values. The production schedule is based on processing approximately 570 kt for Year 1 (effectively 2026), increasing to a steady state rate of 640 ktpa from Year 2 onwards. The economic model results for the base case scenario are shown in Table 22-6 below.

Table 22-6 – Economic Analysis – Base Case Price US$450/mtu WO3

Unit	Total	Year															
				Previously	-1	1	2	3	4	5	6	7	8	9	10	11	12	13	14
Production	**Ore Tonnes Total**	*Kt*	**8,579**			**574.3**	**647.9**	**648.3**	**641.8**	**644.9**	**647.3**	**645.4**	**646.8**	**645.0**	**649.2**	**649.1**	**643.4**	**641.6**	**254.4**
	WO3	*%*	**0.42**			**0.48**	**0.47**	**0.47**	**0.46**	**0.44**	**0.46**	**0.43**	**0.40**	**0.44**	**0.40**	**0.40**	**0.35**	**0.32**	**0.31**
	Contained t WO3	*t WO3*	**36,140**	-	-	2,750	3,050	3,060	2,950	2,850	3,000	2,800	2,610	2,860	2,610	2,570	2,230	2,020	780
	Plant recovery					85%	85%	85%	85%	85%	85%	85%	85%	85%	85%	85%	85%	85%	85%
	Recovered t WO3	*t WO3*	**30,719**			2,338	2,593	2,601	2,508	2,423	2,550	2,380	2,219	2,431	2,219	2,185	1,896	1,717	663
	Recovered MTUs		**3,071,900**			233,750	259,250	260,100	250,750	242,250	255,000	238,000	221,850	243,100	221,850	218,450	189,550	171,700	66,300
	Concentrate grade	*%*				67%	67%	67%	67%	67%	67%	67%	67%	67%	67%	67%	67%	67%	67%
	T of concentrate / year	*t/year*				3,489	3,869	3,882	3,743	3,616	3,806	3,552	3,311	3,628	3,311	3,260	2,829	2,563	990
	T of concentrate / month	*t/month*				291	322	324	312	301	317	296	276	302	276	272	236	214	82
	Containers / month					15	16	16	16	15	16	15	14	15	14	14	12	11	4
Revenue	**Revenue**	*USD M*	**1,078**			**82.05**	**91.00**	**91.30**	**88.01**	**85.03**	**89.51**	**83.54**	**77.87**	**85.33**	**77.87**	**76.68**	**66.53**	**60.27**	**23.27**
Costs	Mine	*USD M*	**216.47**			14.49	16.35	16.36	16.19	16.27	16.33	16.29	16.32	16.27	16.38	16.38	16.23	16.19	6.42
	Plant	*USD M*	**129.98**			8.70	9.82	9.82	9.72	9.77	9.81	9.78	9.80	9.77	9.84	9.83	9.75	9.72	3.85
	G&A	*USD M*	**43.07**			2.88	3.25	3.25	3.22	3.24	3.25	3.24	3.25	3.24	3.26	3.26	3.23	3.22	1.28
	Total OPEX	*USD M*	**389.52**			**26.07**	**29.41**	**29.43**	**29.14**	**29.28**	**29.39**	**29.30**	**29.37**	**29.28**	**29.47**	**29.47**	**29.21**	**29.13**	**11.55**
Capital	Mine waste development	*USD M*	**37.13**	5.23	2.65	4.84	4.99	4.98	3.29	1.90	2.40	2.78	0.82	0.14	0.36	0.63	0.89	0.89	0.35
	Mine infrastructure & Services Cap. (	*USD M*	**2.65**	1.87	0.78														
	Processing plant Capex	*USD M*	**49.15**	41.69	7.46														
	Surface infrastructure & mobile equi	*USD M*	**1.33**	1.31	0.01														
	Owners costs	*USD M*	**26.37**	22.29	4.08														
	Insurance	*USD M*	**0.41**	0.37	0.04														
	Backfill Plant	*USD M*	**2.72**	2.40	0.32														
	Pilot Plant	*USD M*	**0.04**	0.04	0.00														
	Capex Sub-Total	*USD M*	**119.80**	**75.20**	**15.34**	**4.84**	**4.99**	**4.98**	**3.29**	**1.90**	**2.40**	**2.78**	**0.82**	**0.14**	**0.36**	**0.63**	**0.89**	**0.89**	**0.35**
	Contingency @5%	*USD M*	**2.23**		0.77	0.24	0.25	0.25	0.16	0.09	0.12	0.14	0.04	0.01	0.02	0.03	0.04	0.04	0.02
	Working Capital	*USD M*	**2.17**			2.17													
	Contingency + Working Capital				**0.77**	**2.42**	**0.25**	**0.25**	**0.16**	**0.09**	**0.12**	**0.14**	**0.04**	**0.01**	**0.02**	**0.03**	**0.04**	**0.04**	**0.02**
Cash flow Whole Project	**Total Capex**	*USD M*	**126.97**	-	91.32	7.25	5.24	5.22	3.45	1.99	2.52	2.92	0.86	0.15	0.38	1.30	1.83	1.82	0.72
	Subsidy	*USD M*	**6.82**		6.82														
	Project Pre-tax Cash flow	*USD M*	**568.56**	-	- 84.50	48.72	56.34	56.64	55.42	53.76	57.60	51.31	47.65	55.89	48.02	45.91	35.49	29.32	11.00
	Project Cumulative cash flow	*USD M*		-	- 84.50	- 35.78	20.56	77.20	132.62	186.38	243.98	295.29	342.94	398.83	446.85	492.76	528.25	557.57	568.56
	Tax	*USD M*	**145.70**			6.09	13.01	13.08	12.80	12.42	13.31	11.85	11.01	12.91	11.09	10.60	8.20	6.77	2.54
	Revenue-Tax	*USD M*	**5.39**			0.41	0.45	0.46	0.44	0.43	0.45	0.42	0.39	0.43	0.39	0.38	0.33	0.30	0.12
	Project After-tax Cash flow	*USD M*	**417.48**	-	- 84.50	42.22	42.87	43.10	42.18	40.91	43.85	39.04	36.25	42.56	36.53	34.92	26.96	22.24	8.34
	Project Cumulative After-Tax cash fl	*USD M*		-	- 84.50	- 42.28	0.59	43.68	85.87	126.78	170.63	209.67	245.92	288.48	325.01	359.93	386.89	409.13	417.48
Cash flow Onwards Only	**Total Capex**	*USD M*	**51.77**		16.11	7.25	5.24	5.22	3.45	1.99	2.52	2.92	0.86	0.15	0.38	1.30	1.83	1.82	0.72
	Subsidy	*USD M*			6.82														
	Project Pre-tax Cash flow	*USD M*	**643.77**		- 9.29	48.72	56.34	56.64	55.42	53.76	57.60	51.31	47.65	55.89	48.02	45.91	35.49	29.32	11.00
	Project Cumulative cash flow	*USD M*			- 9.29	39.42	95.77	152.40	207.83	261.58	319.19	370.50	418.14	474.04	522.05	567.96	603.45	632.77	643.77
	Tax (calculated using 23.1%)	*USD M*	**145.70**			6.09	13.01	13.08	12.80	12.42	13.31	11.85	11.01	12.91	11.09	10.60	8.20	6.77	2.54
	Revenue-Tax (0.5%)	*USD M*	**5.39**			0.41	0.45	0.46	0.44	0.43	0.45	0.42	0.39	0.43	0.39	0.38	0.33	0.30	0.12
	Project After-tax Cash flow	*USD M*	**493.55**		- 9.29	42.63	43.33	43.10	42.18	40.91	43.85	39.04	36.25	42.56	36.53	34.92	26.96	22.24	8.34
	Project Cumulative After-Tax cash fl	*USD M*			- 9.29	33.33	76.66	119.75	161.94	202.85	246.70	285.74	321.99	364.55	401.08	436.00	462.96	485.20	493.55

Exploration, Development, and Production

The principal existing and planned pre-production development is shown in Figure 16-29 below. This plan also includes backfill piping, electrical distribution system, water pumping system and ventilation fans.

The pre-production development program is based on starting with two work faces: one developing the ramp between the Sangdong and -1 Levels, and another continuing a new gallery through the Sangdong Level. The Sangdong Level gallery, a principal underground development horizon located at approximately 657m RL, provides access to key stoping zones including the F2, F3, and Main horizons. After finishing the development of the ramp, the new portal can be started on -1 Level from the surface and its connection to the -1 Level.

The Sangdong Level development will continue through a new gallery, to link to the ventilation shaft in the west sector of the mine. Preparation will also start for the stopes that will be accessed from Sangdong Level. One of these stope ramps will also connect up with the new portal on the -1 level. This will link the -1 Level with the Sangdong Level and will provide ventilation for the entire exploitable areas accessible from -1 Level.

Initial mining will focus on F2/F3/Main ore from the -1 Level and Sangdong levels.

Additional planned development includes completion of backfill distribution infrastructure, installation of a water pumping system, and construction of new air ventilation raise-bore holes and fans. Development access drives will be extended across the Main, F3, F2, and Halo horizons for future stoping. In selected areas, test stopes may be initiated to evaluate operational performance and backfill sequencing under full-scale conditions. Some access galleries will also be pre-fitted with services such as electrical distribution lines and dewatering pumps.

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Figure 16-29 – Principal Mine Development and Infrastructure

N
V
LP
LP
LP
LP
LP
LP
LP
V
LP
LP
LP
LP
LP
RC
LP
LP
LP
LP
V
V
LP
LP
LP
LP
E.M.
P
LP
LP
LP
LP
LP
LP
LP
LP
LP
LP
LP
P
LP
LP
V

LEGEND

Planning Line:	
Initial Backfill Piping:	
New Gallery (A.D.):	
New Gallery (M.B.):	
Transformer:	
Distribution Panel:	
Sump:	
Loading Point/Interchange:	LP
Pump:	P
Main Ventilator:	V
Small Ventilator:	v
Explosive Magazine:	E.M.

0 150 300 Meters

SCALE 1:4000 UNLESS OTHERWISE NOTED

UNDERGROUND INFRASTRUCTURE MAP
of
SANGDONG MINE

REV.	DATE	DESCRIPTION	SURV	DRAF	CHKD
0	Apr. 14/25	Plan Issued	BB	BB	NA

REVISIONS

ALMONTY
KOREA TUNGSTEN CORP

Almonty Korea Tungsten Corp.
Gangwon-do, Korea

SHEET 1 OF 5

Plan ID.:20250414_INFRA

Other Mineral Projects

The Sangdong Mine is the only mineral project on a property that is material to the Company for the purposes of NI 43-101. While the Company is also engaged in the operation and development of other mineral properties, including the Panasqueira Mine, Los Santos Mine, the Valtreixal Project, and the Sangdong Molybdenum Project (collectively, the “Other Mineral Projects”, and with the Sangdong Mine, the “Mineral Projects”), none of these are considered material for the purposes of NI 43-101.

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Panasqueira Mine

The Panasqueira Mine is located in Covilhã, Castelo Branco, Portugal, on the southern edge of the Serra da Estrela, a Portuguese mountain range, approximately 300 km northeast of Lisbon, the capital of Portugal, and 200 km southeast of the port city of Porto, Portugal, as shown in the figure below.

Figure 4-1. Portugal Map

Portugal
International boundary
District boundary
National capital
District capital
Railroad
Road
0 25 50 Kilometers
0 25 50 Miles
Districts are named after their respective capitals. The Azores districts of Angra do Heroismo, Horta, and Ponta Delgada, and the Madeira Islands district of Funchal are not shown.
Panasqueira
NORTH ATLANTIC OCEAN
SPAIN
N
Valença
Viana do Castelo
Braga
Guimarães
Fafe
Chaves
Bragança
Verin
Vila Real
Porto
Barca d'Alva
Aveiro
Viseu
Vilar Formoso
Guarda
Ciudad-Rodrigo
Coimbra
Covilhã
Figueira da Foz
Castelo Branco
Leiria
Tomar
Abrantes
Caldas da Rainha
Santarém
Portalegre
Lisbon
Almada
Barreiro
Setubal
Vendas Novas
Mora
Estremoz
Évora
Alcácer do Sal
Grândola
Moura
Sines
Beja
Serpa
Vila Real de Santo Antonio
Portimão
Lagos
Sagres
Tavira
Faro
Ayamonte
Huelva
Golfo de Cádiz
Benavente
Zamora
Salamanca
Bejar
Plasencia
Valencia de Alcantara
Cáceres
Trujillo
Mérida
Badajoz
Zafra
Fregenal de la Sierra
Sevilla
Utrera
Base 505036 (546614) 8-82

The first prospecting license at Panasqueira was granted in 1886 and the first reference to wolframite was two years later. A mining company was founded in 1896 to mine tungsten at Panasqueira, and the underground Panasqueira Mine has been operating more or less continuously since that time, except for a brief period at the end of the Second World War and a second closure in the mid-1990s.

Almonty acquired the Panasqueira Mine in 2016 and owns a 100% indirect ownership interest in the Panasqueira Mine through its subsidiaries. Almonty’s interest in the Panasqueira Mine is held by BTW, which owns 100% of the various rights and interests comprising the Panasqueira Mine and operates the mine. BTW is a wholly-owned direct subsidiary of Beralt Ventures Inc. (“BVI”), itself a wholly-owned direct subsidiary of Almonty.

The Company currently generates revenue from the Panasqueira Mine through the sale of tungsten, tin and copper concentrate pursuant to a variety of off-take, distribution and supply agreements. In 2024, production at the Panasqueira Mine increased by 9.1% compared to production achieved during the financial year 2023. Mined grades in the first quarter of 2025 for tungsten, copper and tin remained substantially similar to the mined grades during 2024 and the tungsten recovery rates remained stable from 2022 to the first quarter of 2025, averaging 80%.

The first pumping of tailings to the new tailings dam began during fiscal 2021 when the remaining capacity of the old tailings dam was fully consumed. The new tailings dam is designed for the second phase expansion for an additional four years by placing a surrounding 10-meter height retaining wall. A further phase three is now planned to increase capacity by a further 10 years. Thus, a total of 20 years additional capacity is anticipated after the completion of all three phases.

Almonty is also planning an extension of the Panasqueira Mine, the “L4 Extension”, with the potential to extend the life of the mine and increase production capacity. The L4 Extension is focused on accessing deeper ore zones below the current mining levels, primarily starting from Level 3.

Key objectives of the L4 Extension include:

●	Increased Ore Throughput: Plans to raise the processing capacity from 600,000 tonnes to 800,000 tonnes.
●	Improved Grade: An anticipated increase in average head grade to 0.19%, enhancing overall economic output.

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●	Exploration Synergies: Advanced drilling campaigns will upgrade Inferred Mineral Resources, providing a clearer picture of the deposit’s potential at depth.

On February 24, 2024, Almonty announced that it had commenced development of Level 4 at the Panasqueira Mine, with initial works focused on accessing deeper ore zones through exploration galleries and new ramps. The Panasqueira mining concession named “Contract of Exploitation No. C-18” is owned and operated by BTW. It covers an irregular, roughly “keyhole” shaped area trending NW-SE and is approximately 7.5 km in length and 1.5 km wide at the south-eastern end and 5.0km at the northwestern end where the mine workings and mill facilities are located. The total area of the Panasqueira concession, Contract of Exploitation No. C-18, is 1913.5983 ha, as shown in the figure below.

Figure 4-4. Panasqueira Mine – Current Concession Boundary

(North - Vertical Grid Line; Scale – Grid Square = 1km^2)

A
B
C
D
E
F
G
H
I
J
L
M
N
O
P
Q
R
N
1 km

The exploitation concession grants Almonty the right to exploit the geological resources in the area. The initial period of the concession is 60 years as from the date of signing the contract being December 16, 1992. The term may be extended for two successive periods of up to 30 years per extension.

Los Santos Mine

The Los Santos Mine is located approximately 50 km from Salamanca in western Spain, as shown in the figure below, and produces tungsten concentrate. The Los Santos Mine covers an area of 38 mining grids. The Los Santos Mine has been identified with significant underground mine potential and its underground mine potential was exploited in the deepening of the Los Santos Sur pit and Los Santos Sur South-West pit.

120

Figure 4-1. Overall Location Map

DAYTAL RESOURCES SPAIN S.L.
"LOS SANTOS-FUENTERROBLE" MINE
LOCATION
Date:
March 2011
SALAMANCA
MADRID
Vitigudino
SALAMANCA
Peñaranda de Bracamonte
Ciudad Rodrigo
Béjar
Los Santos
Fuenterroble de Salvatierra
Linares de Riofrío
Guijuelo
Endrinal
Casafranca
Monleón
Valdelacasa
Béjar

Almonty has an exploitation concession over the Los Santos Mine which grants it the right to use the resource or resources marked within the perimeter of the Los Santos Mine. Almonty’s concession term is for 30 years with an option to extend for another two periods of the same duration, with a maximum total length of over 45 years based on the Phase II expansion.

The Los Santos Mine has been in production since 2008. The mine was opened in June 2008 and commissioned in July 2010 by its former owner. Almonty acquired the Los Santos Mine in September 2011 through its wholly owned subsidiary Daytal.

Almonty owns a 100% indirect ownership interest in the Los Santos Mine through its subsidiaries. Almonty’s interest in the Los Santos Mine is held by Daytal, which owns a 100% direct interest in the Los Santos Mine. Daytal is a wholly-owned direct subsidiary of 7887523 Canada Inc., itself a wholly-owned direct subsidiary of Almonty.

In February 2020, as a result of additional testing work, Almonty decided to place the Los Santos Mine into care and maintenance. The Company is planning to re-open operations in the near future once it has finalized plans to modify the plant’s infrastructure, through an approximately €1,000,000 capital expenditure, which is expected to result in improved recovery rates from the future processing of its tailings inventory. Modifications to the processing plant to facilitate tailings reprocessing are expected to be implemented early 2026.

121

Valtreixal Mine

The Valtreixal Mine is a potential open pit operation, and is located in the northwest part of the Zamora province, in the Castilla de Leon region of Spain, as shown in the figure below. The Valtreixal Mine is located approximately 250 km from the Los Santos Mine and 185 km from Salamanca, Spain.

The Valtreixal Mine has been explored with underground development since the late 1800s, and limited tin exploitation occurred sporadically in the late 1900s. Between 2006 and 2012, SIEMCALSA conducted extensive underground and surface exploration, trenching, and mineralogical studies at the Valtreixal Mine. From 2013 to 2015, Daytal expanded upon this work through additional drilling, metallurgical testing, and environmental and planning studies. These efforts have been continued to date by Valtreixal Resources Spain S.L. (“Valtreixal Resources”), a wholly owned subsidiary of Almonty. The principal potential products are tungsten and tin.

Almonty owns a 100% indirect ownership interest in the Valtreixal Mine through its subsidiaries. Almonty’s interest in the Valtreixal Mine is held by Valtreixal Resources, which owns a 100% direct interest in the Valtreixal Mine. Valtreixal Resources is a wholly-owned direct subsidiary of 9046739 Canada Inc., itself a wholly-owned direct subsidiary of Almonty.

On June 10, 2020, the Municipality of Pedralba de la Pradería in Spain approved a new land classification for the Valtreixal Mine designating the property as suitable for extraction activities. The official publication of this reclassification appeared in the Boletín Oficial de Castilla y León (BOCYL) on September 4, 2020. This new land classification will allow the Company to complete the mining permitting process and to move forward with the completion of an open pit mine plan for the property. It is expected this permitting process to be finished in 2026.

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Sangdong Molybdenum Project

The Sangdong molybdenum project (the “Sangdong Molybdenum Project”) is located in Yeongwol County, Gangwon Province, South Korea, approximately 175 km east-southeast of Seoul. The project lies within the same licensed mining concession as the Sangdong Mine and is situated beneath the central tungsten skarn zones. It is focused on molybdenum-bearing quartz veins hosted in the Jangsan Quartzite formation.

Almonty holds a 100% indirect ownership interest in the Sangdong Molybdenum Project through its subsidiary AKTC, which holds the mining rights. AKTC is a wholly owned subsidiary of Woulfe Mining Corp., which is wholly owned by Almonty.

On January 29, 2025, Almonty announced that it had entered into an exclusive offtake agreement with SeAH M&S, the largest processor of molybdenum products in South Korea and one of the largest molybdenum oxide smelters globally. Under the agreement, SeAH has committed to purchase 100% of the molybdenum concentrate produced from the Sangdong Molybdenum Project over the life of the mine. The agreement includes a floor price of US$19.00 per pound of contained molybdenum and is structured as a long-term supply arrangement. The project is fully permitted for both mining and environmental activities. SeAH is also constructing a US$110 million manufacturing facility in Temple, Texas.

Despite the proximity of the Sangdong Molybdenum Project to the Sangdong Mine, for the purposes of NI 43-101, they are considered by the Company to be on two different properties. This conclusion is based on the fact that the two projects are comprised of entirely distinct mineral deposits, each of which will be developed independently without shared common infrastructure. Specifically, the Sangdong Molybdenum Project is expected to be a standalone mining operation, featuring its own dedicated underground mine infrastructure, including a separate mining shaft or portal, and its own processing facilities. These operational distinctions underscore that the Sangdong Molybdenum Project will function as a different mine, wholly independent from the Sangdong Project, and the Company does not, on the date hereof, anticipate significant synergies between the projects. Production at the Sangdong Molybdenum Project is anticipated in the coming years, with a production capacity that is currently under review by Almonty.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Each prospective investor should read the following in conjunction with the “Prospectus Summary—Summary Consolidated Financial Information” section of this prospectus, and our audited consolidated financial statements for the years ended December 31, 2024 and 2023 and our unaudited condensed interim consolidated financial statements for the three months ended March 31, 2025, which are contained elsewhere, and are incorporated by reference, in this prospectus. Our consolidated financial statements have been prepared in accordance with IFRS. The forward-looking statements in this discussion regarding our industry, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion include numerous risks and uncertainties, as described in the “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” sections of this prospectus. Our actual results may differ materially from those contained in any forward-looking statements. Each prospective investor should read this discussion completely and with the understanding that our actual future results may be materially different from what we expect.

This Management’s Discussion and Analysis of Financial Condition and Results of Operations presents information contained in our documents publicly disclosed in Canada and, in particular, information contained in our amended management’s discussion and analysis for the three months ended March 31, 2025, and our management’s discussion and analysis for the year ended December 31, 2024, which are incorporated by reference in this prospectus.

Overview

Almonty is a publicly traded company listed on the TSX, under the symbol “AII” and listed on the ASX, under the symbol “AII”. The principal business of Almonty is the mining, processing and shipping of tungsten concentrate from the Los Santos Mine, the processing and shipping of tungsten concentrate from the Panasqueira Mine, as well as the development of the Sangdong Mine and the evaluation of the Valtreixal Mine.

The Los Santos Mine was acquired by Almonty in September 2011 and is located approximately 50 kilometres from Salamanca in western Spain and produces tungsten concentrate. The Panasqueira Mine, which has been in production since 1896 and is located approximately 260 kilometres northeast of Lisbon, Portugal, was acquired in January 2016. The Sangdong Mine, which was historically one of the largest tungsten mines in the world and one of the few long-life, high-grade tungsten deposits outside of China, was acquired by Almonty in September 2015. Almonty also owns a 100% interest in the Valtreixal Mine in northwestern Spain, having exercised its option to acquire the remaining ownership in the Valtreixal Mine on December 21, 2016.

On June 4, 2015, Almonty acquired an 8% interest in Woulfe and, through the acquisition of convertible debentures in Woulfe, gained control over Woulfe with the ability to nominate a majority of the board members. On July 7, 2015, Almonty and Woulfe entered into an arrangement agreement in respect of the acquisition by Almonty of all of the issued and outstanding shares of Woulfe that it did not already own by way of a plan of arrangement under the Business Corporations Act (British Columbia) (the “Woulfe Plan of Arrangement”). On August 21, 2015, Woulfe shareholders approved the Woulfe Plan of Arrangement. On September 10, 2015, Almonty completed the Woulfe Plan of Arrangement and acquired all of the shares of Woulfe that it did not already own, leading to Almonty having a 100% ownership interest in Woulfe. The principal asset of Woulfe is the Sangdong Mine.

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On January 6, 2016, Almonty acquired 100% of the issued and outstanding shares of BVI from Sojitz Tungsten Resources Inc. for €1.00. In connection therewith, Almonty acquired and purchased €12,260 in aggregate principal amount of debt owed by BTW, a wholly-owned subsidiary of BVI, to Sojitz Corporation of Japan in exchange for a cash payment of €1,000 on closing and a promissory note issued by Almonty in the principal amount of €500, bearing interest at 4% per annum, which matured December 29, 2017 and was fully paid by the Company. BVI, through its wholly owned subsidiaries, is the 100% owner of the Panasqueira Mine.

On December 21, 2016, Almonty exercised its option to acquire the remaining 49% of the Valtreixal Mine it did not already own for payment of €1.5 million ($2.2 million). Almonty now owns a 100% interest in the Valtreixal Mine.

During February 2020, the Company made the decision to place the Los Santos Mine into care and maintenance so as to allow the Company to focus its efforts on finalizing the proposed project financing for the Sangdong Mine and to assess and complete a restructuring initiative that will involve an approximate €1 million capital expenditure expected to lead to a significant increase in the recovery rate of WO3 from the processing of the Company’s tailings inventory.

During June 2020, the Company received, from the Municipality of Pedralba de la Paraderia in Spain, a new land classification for its Valtreixal Property whereby the property is now deemed to be suitable for extraction activity. The Company’s Valtreixal Property is located approximately 250 kilometres from the Company’s wholly-owned Los Santos Mine in Spain.

This new land classification will now allow the Company to complete the mining permitting process and to move forward with the completion of an open-pit mine plan for the property.

See “Summary Consolidated Financial Information” in this prospectus for summary consolidated financial information for the three month periods ended March 31, 2025 and 2024 and the fiscal years ended December 31, 2024 and 2023.

Operating Results – Three Months Ended March 31, 2025

The following financial information is for the three months ended March 31, 2025 and 2024:

	Three months ended		Three months ended
	31-Mar-25		31-Mar-24
	$’000		$’000

Gross Revenue	7,908		7,824
Mine production costs	6,588		6,665
Care and maintenance	280		263
Depreciation and amortization	288		290
Income from mining operations	752		606

General and administrative costs	3,406		1,475
Non-cash compensation costs	851		392
Loss before the under noted items	(3,505)		(1,261)

Interest expense	1,206		1,423
Loss on valuation of embedded derivative liabilities	2,909		81
Foreign exchange loss	1,100		903
Tax provision	92		5
Loss before other item	(8,812)		(3,673)

Loss on valuation of warrant liabilities	25,810		109
Net loss for the period	(34,622	)(1)	(3,782)
Pro forma income (loss) per share – basic (2)	$(0.20)		$(0.03)
Pro forma income (loss) per share – diluted (2)	$(0.20)		$(0.03)
Dividends	-		-

Cash flows provided by (used in) operating activities	(4,401)		(1,121)
Cash flows provided by (used in) investing activities	(7,802)		(7,368)
Cash flows provided by (used in) financing activities	21,423		3,144

(1)	Reflects a non-cash loss of $25.8 million, which was recorded due to the mark-to-market revaluation of warrant liabilities. This revaluation is directly tied to a significant increase in the Company’s share price from $0.91 to $2.25 during the first quarter of 2025, and does not reflect underlying operational performance or cash usage.
(2)	As adjusted figures are adjusted to reflect the Share Consolidation.

124

The following table sets forth a summary of the Company’s consolidated financial position as of the dates presented:

	31-Mar-25 $’000	31-Dec-24 $’000
Cash	16,985	7,830
Total assets	279,041	256,349
Long-term debt	171,612	158,022
Shareholders’ equity	18,102	39,073

Other
Pro forma outstanding shares (’000) (1)	188,521	176,947
Pro forma weighted average outstanding shares (’000)
Basic (1)	184,210	169,357
Fully diluted (1)	184,210	169,357

(1)	As adjusted figures are adjusted to reflect the Share Consolidation.

Operating Results – Fiscal Year Ended December 31, 2024

The following financial information is for the years ended December 31, 2024 and 2023:

	Year ended	Year ended
	31-Dec-24	31-Dec-23
	$’000	$’000

Gross Revenue	28,836	22,510
Mine production costs	24,679	19,328
Care and maintenance	1,067	1,022
Depreciation and amortization	1,120	1,077
Income from mining operations	1,970	1,083

General and administrative costs	6,153	5,816
Non-cash compensation costs	2,734	1,141
Loss before the under noted items	(6,917)	(5,874)

Interest expense	4,568	4,305
Financing fees	-	739
Loss (gain) on valuation of embedded derivative liabilities	630	(432)
Loss (gain) on valuation of warrant liabilities	2,032	(1,227)
Foreign exchange loss (gain)	1,779	(489)
Tax provision	372	67
Net loss for the period	(16,298)	(8,837)
Pro forma income (loss) per share – basic (1)	$(0.09)	$(0.06)
Pro forma income (loss) per share – diluted (1)	$(0.09)	$(0.06)
Dividends	-	-

Cash flows provided by (used in) operating activities	(7,498)	(11,698)
Cash flows provided by (used in) investing activities	(36,231)	(17,492)
Cash flows provided by (used in) financing activities	29,371	43,371

(1)	As adjusted figures are adjusted to reflect the Share Consolidation.

125

The following table sets forth a summary of the Company’s consolidated financial position as of the dates presented:

	31-Dec-24	31-Dec-23
	$’000	$’000
Cash	7,830	22,019
Total assets	256,349	235,334
Long-term debt	158,022	130,067
Shareholders’ equity	39,073	48,508

Other
Pro forma outstanding shares (’000) (1)	176,947	155,926
Pro forma weighted average outstanding shares (’000)
Basic (1)	169,357	151,113
Fully diluted (1)	169,357	151,113

(1)	As adjusted figures are adjusted to reflect the Share Consolidation.

Liquidity and Capital Resources

As at March 31, 2025, the Company held cash and receivables of $20.153 million (December 31, 2024 - $10.757 million) (of which $3.506 million (December 31, 2024 - $2.170 million) represented cash restricted for use for the development of the Sangdong Mine) and a working capital deficiency of $16.7 million (December 31, 2024 - $30.538 million). In addition, in conjunction with the closing of its US$75.1 million project financing with KfW in July 2022, the Company received the first drawdown of US$12.8 million and a second drawdown of US$4.1 million in August 2022, with a third drawdown of US$9.8 million received during November 2022, a fourth drawdown of US$5.6 million received during April 2023, a fifth drawdown of US$9.8 million received during August 2023, a sixth drawdown of US$13.68 million received in November 2023, a seventh drawdown of US$5.01 million received in July 2024, an eighth drawdown of US$5.63 million received in July 2024 and a final drawdown of US$0.906 million received in January 2025.

The Company believes that, based on the current price of APT and its forecast production schedule for fiscal 2025 and into Q1 of 2026, it has the ability to generate sufficient cash flow to meet its current obligations at its producing mine. The price of APT has increased by 30% since the end of Q1 of 2025, which has had a significant positive impact on the income from mining operations of the Company. The price of APT has reached levels where it is sufficient to cover the Company’s cash operating costs on existing production volumes. Should the Company no longer be able to produce tungsten concentrate in sufficient quantity, then the Company may not be able to meet its current and long-term obligations. Outside of abiding by (i) Spanish law requirements on minimum capital adequacy at Valtreixal Resources Spain SL and Daytal, (ii) Korean law requirements on minimum capital adequacy at AKTC, and (iii) Portuguese law requirements on minimum capital adequacy at BTW, there is no legal restriction on Almonty’s ability to repatriate capital from its subsidiaries.

The Company has $171.612 million in long-term debt as at March 31, 2025 ($158.022 million as at December 31, 2024), of which $17.711 million is the current portion ($21.894 million as at December 31, 2024), comprised of individual facilities with Spanish domiciled banks, one facility with an Austrian bank, promissory notes owed to a shareholder, convertible loans and drawdowns on the KfW loan facility as at March 31, 2025 (see Note 8 of the Company’s Q1-2025 Interim Financial Statements for additional details regarding each component of long-term debt).

126

USE OF PROCEEDS

The net proceeds to the Company from the Offering, after deducting the Underwriters’ Fee and the estimated expenses of the Offering (estimated to be approximately US$2.1 million) are expected to be approximately US$81.7 million, or approximately US$94.2 million if the Over-Allotment Option is exercised in full.

As at March 31, 2025, the Corporation had cash and cash equivalents on hand of approximately C$17.0 million and a working capital deficiency of approximately C$16.7 million. Based on the Company’s currently available non-contingent financial resources and its expected rate of cash burn, the Company expects to be able to continue operations for a minimum of 15 months. For the 12-month period ended March 31, 2025, the Company’s approximate monthly cash burn rate was US$641,000.

The proposed use of the net proceeds is described in detail below. The below noted allocation represents the Company’s intentions with respect to its use of proceeds based on current knowledge, planning and expectations of management of the Company. Actual expenditures may differ from the estimates set forth below. There may be circumstances where, for sound business reasons, a reallocation of the net proceeds may be deemed prudent or necessary. The actual amount that the Company spends in connection with each of the intended uses of proceeds may vary significantly from the amounts specified below and will depend on a number of factors, including those listed under the heading “Risk Factors” in this prospectus.

Although the Company expects the Sangdong Mine to generate positive cash flow once in commercial production, the Company is not expecting to receive, directly or indirectly, cash flow from such production (whether by way of dividends or otherwise) until the fourth quarter of 2025, an underlying assumption in the following Use of Proceeds. The Company intends to use the net proceeds of the Offering for the following principal purposes:

	Net Proceeds (US$ Millions)	Net Proceeds (including the Over-Allotment Option) (US$ Millions)
(I) Development of the Tungsten Oxide Facility	69.4	80.1
1. Early-stage development activities	0.8	0.9
2. Development and construction of the Tungsten Oxide Facility	68.6	79.2
(II) Working capital and general corporate purposes (1)	12.2	14.1
Total:	81.7	94.2

(1)	Funds included in general corporate purposes may be allocated to corporate expenses, business development, potential future acquisitions, and to other purposes.

If the Over-Allotment Option is exercised in whole or in part, the Company intends to use the additional net proceeds from such exercise for the development of the Tungsten Oxide Facility (up to US$80.1 million (or up to 85% of the net proceeds)) and for working capital and general corporate purposes (up to US$14.1 million (or up to 15% of the net proceeds)).

Principal Purposes

I)	Development of the Tungsten Oxide Facility

1.	Early-Stage Development Activities

The Company intends to use up to US$0.8 million (or up to approximately 1%) of the net proceeds of the Offering to fund remaining early-stage development activities for the Tungsten Oxide Facility. These activities include advanced engineering, economic assessments, and preparatory work necessary to position the project for construction readiness. The Company intends to pursue project-level debt financing to fund the balance of the Facility’s capital costs. The total proceeds allocated to “(I) Development of the Tungsten Oxide Facility” from the Offering are expected to satisfy the equity contribution typically required for such financing. The early-stage development funding is expected to support the project through the period leading up to the execution and availability of the anticipated debt facility.

2.	Development and Construction of the Tungsten Oxide Facility

The Company intends to use up to US$68.6 million (or up to approximately 84%) of the net proceeds of the Offering toward the development of the Tungsten Oxide Facility, a nano tungsten oxide downstream processing plant in South Korea, near the Sangdong Mine. As described below, this amount is expected to represent approximately 48.7% of the total estimated project cost (including contingency amounts) and is expected to fund (i) the remaining early-stage development activities and (ii) the initial construction and development, with the remainder anticipated costs of construction and development to be funded through a dedicated project financing facility and other financing arrangements. To that end, the Company has notably entered into a firm, non-binding letter of intent with KfW, dated January 12, 2022, for the provision of up to US$50 million in project financing and is expecting to secure the remaining capital requirements through additional financing arrangements, which may include further debt, equity, or strategic partnerships, subject to prevailing market conditions and ongoing evaluation.

127

Project Status

To date, the Company has completed a Pre-Basic Engineering Study in March 2025 with UTG Universaltechnik GmbH, forming the basis for current design and cost planning (the “Engineering Study”). The Tungsten Oxide Facility is to be located in Yeongwol County on a greenfield site, secured under a memorandum of understanding with the local government, as announced on July 11, 2024. The plant will process scheelite and wolframite concentrates into high-purity WO₃, with an initial nameplate production capacity of 4,000 tonnes per year and the option to scale up to 6,000 tonnes per year.

As of the date hereof, the Tungsten Oxide Facility remains in the pre-construction stage and is not yet material to the Company’s current operations. No significant capital expenditure has been incurred to date. The Company intends to use a portion of the Offering proceeds (i) to finalize early-stage development activities, including advanced engineering work, economic analysis, and other preparatory steps toward potential future construction and production (approximately US$0.8 million) and (ii) to begin the construction and development of the Tungsten Oxide Facility (approximately US$68.6 million).

Description of the Tungsten Oxide Facility

The Tungsten Oxide Facility will be a vertically integrated nano tungsten oxide downstream processing plant which will process the tungsten oxide from the Sangdong Mine to supply the South Korean battery anode and cathode manufacturing industry, reducing the costs of such processing by avoiding the need to export the tungsten oxide outside of South Korea for processing and reimporting it for sale to local customers.

The Company expects to source feedstock for the Tungsten Oxide Facility from other tungsten producers as well as its existing and future mining operations. This includes the planned Phase II expansion of the Sangdong Mine, which is currently expected to serve as the primary initial source. The Company may also evaluate the use of concentrate from the Panasqueira Mine, whether from current output or potential future expansion, as well as material from other Company-owned assets in Spain, subject to further technical and economic assessment. As of the date hereof, no final sourcing decisions have been made beyond the expected production from Phase II.

Engineering, Procurement, and Construction

The Company anticipates that engineering, procurement, and construction (“EPC”) activities for the Tungsten Oxide Facility will be carried out in successive, interdependent phases.

The initial phase is expected to comprise detailed engineering, which includes process, electrical, civil, and automation design for all core systems identified in the Engineering Study, such as the digestion and purification systems, extraction and crystallization units, and the WO3 calcination process. In parallel, the Company plans to conduct formal tender processes for long-lead and critical-path equipment to ensure timely delivery from qualified suppliers, with a strong focus on European-origin equipment and systems. As part of the procurement phase, the Company intends to negotiate framework agreements for major process units, instrumentation, and construction materials. Once delivered, these items will be installed consistent with a project schedule designed to allow systematic handover between engineering, mechanical completion, and commissioning. Mechanical completion will then transition to a staged system verification, where operational readiness checks will be performed the Tungsten Oxide Facility. Once these checks are complete, the Company plans to undertake a comprehensive commissioning program to verify throughput rates, production quality, and environmental management systems, including emissions control and wastewater treatment processes.

Throughout the EPC process, the Company will coordinate with local authorities to satisfy applicable permit requirements and ensure alignment with any region-specific engineering or construction standards. Upon commissioning, the facility is expected to operate 24 hours per day, 310 days per year, at an approximate process efficiency of 98%.

The construction and commissioning period is expected to take approximately two to three years, with operations targeted during 2028, subject to the timely completion of permitting and financing arrangements.

128

Capital Cost Estimate

Based on the Engineering Study, the estimated capital cost of the Tungsten Oxide Facility is approximately €119.75 million (approximately US$140.8 million4), excluding remaining early-stage development activities and contingencies. This base estimate includes site development, core processing equipment, utility systems, control and automation infrastructure, building construction, and detailed project and construction management. A portion of the estimate also reflects allowances for defined but presently unspecified cost items such as localized adaptations or final scope refinements, based on industry-standard engineering practices.

Category	Estimated Costs (€ Millions)
Site & Infrastructure	13.72
Construction (civil & building shell)	22.69
Building Technology (HVAC, Electrical/IT)	10.06
Equipment (process + utility)	35.15
Process and Utility Piping	12.36
Automation & Control Systems	3.33
Sustainability Components	0.42
Engineering, Project & Construction Management	20.71
Start-Up Costs	1.31
Subtotal	119.75

Approximately 60% of the base cost is supported by supplier quotations or mass-based pricing models. Final capital requirements may vary based on exchange rates, final procurement outcomes, and localized implementation adjustments.

In the event of the exercise of the Over-Allotment Option in full, the Company intends to allocate an additional US$10.6 million towards the development and construction of the Tungsten Oxide Facility.

II) Working capital, corporate expenses, business development, potential future acquisitions and other purposes

Up to US$12.3 million (or up to approximately 15%) of the net proceeds of the Offering will be used primarily for working capital, corporate expenses, business development, potential future acquisitions and other purposes.

Following completion of the Offering, the Company will have working capital of approximately $95.1 million. The Company had negative cash flow from operating activities for the three-month period ended March 31, 2025 of approximately $4.4 million. The Company also had negative operating cash flow for the year ended December 31, 2024. The Company anticipates that it will continue to have negative cash flow from operating activities as it finalizes the development and construction of the Sangdong Mine and achieves commercial production, and a portion of the net proceeds of the Offering may thus be used to fund anticipated negative cash flows in future periods. The Company wants to leverage the net proceeds of the Offering in pursuit of its ongoing general business objective of achieving positive operating cash flows. To that end, a substantial portion of the net proceeds of the Offering are expected to be allocated to the continuing development of the Tungsten Oxide Facility, as discussed above. See “Risk Factors—Negative Cash Flows From Operations”. In the event of the exercise of the Over-Allotment Option in full, the Company intends to allocate an additional US$1.9 million towards working capital, corporate expenses, business development, potential future acquisitions and other purposes.

Variations

The expected use of the net proceeds from the Offering and, if exercised, the Over-Allotment Option, set out above represents our intentions based upon our current plans and business conditions. While the Company believes that the allocation described above is reasonable, management of the Company will retain a degree of discretion in specifically allocating the net proceeds of the Offering, and, if exercised, the Over-Allotment Option, and the Company’s actual use of the net proceeds may vary depending on its operating and capital needs as they may evolve or change over time. Management may elect to allocate net proceeds differently from that described herein if they believe it would be in the Company’s best interests to do so, and shareholders of the Company will have to rely upon the judgment of management with respect to the use of proceeds.

4 Figure is provided using the exchange rate of €1.1758 to US$1 published by the Federal Reserve of the United States for July 3, 2025, being the last published rate prior to the filing of this Registration Statement.

129

CONSOLIDATED CAPITALIZATION

Other than as may be described in this prospectus or the documents incorporated herein, since March 31, 2025, there have been no material changes in our consolidated share and loan capital. The following table sets forth our cash and cash equivalents, long-term debt and financial liabilities and capitalization as of March 31, 2025 on an actual basis and after giving effect to the Offering. This table should be read in conjunction with the Q1 Financial Statements and Q1 MD&A, which are incorporated by reference herein.

	As at March 31, 2025 before giving effect to the Offering	As at March 31, 2025 after giving effect to the Offering (1)(2)	As at March 31, 2025 after giving effect to the Offering (1)(3)
Cash and equivalents	C$17.0 million	C$111.8 million	C$129.0 million
Long term financial liabilities (lease obligations and reclamation)	C$25.7 million	C$25.7 million	C$25.7 million
Debentures	C$27.2 million	C$27.2 million	C$27.2 million
Long-term debt	C$153.9 million	C$153.9 million	C$153.9 million
Outstanding Common Shares (unlimited authorized) (4)	195,860,805	215,860,805	218,860,805
Share capital (unlimited authorized)	C$157.4 million	C$111.9 million	C$129.1 million

(1)	After deducting the Underwriters’ Fee and estimated expenses of each of the Offering payable by the Company.
(2)	Assuming no exercise of the Over-Allotment Option.
(3)	Assuming full exercise of the Over-Allotment Option.
(4)	As at July 10, 2025, adjusted to reflect the Share Consolidation.

The foregoing table excludes:

●	15,897,956 Common Shares issuable upon the exercise of outstanding Common Share options at a weighted average exercise price of C$1.41 per share;

●	3,366,661 Common Shares issuable upon the exercise of outstanding Restricted Share Units at a weighted average exercise price of C$1.63 per share;

●	18,068,716 unallocated Common Shares reserved for future issuance under our Omnibus Equity Incentive Plan dated effective as of April 30, 2025, the Third Amended and Restated Incentive Stock Option Plan or the Restricted Share Unit Plan;

●	25,482,088 Common Shares issuable upon the exercise of convertible debentures at a weighted average exercise price of C$1.06 per share; and

●	17,789,846 Common Shares issuable upon the exercise of warrants and CDI options at a weighted average exercise price of C$1.33 per share.

Certain convertible debentures, warrants, and CDI options carry exercise prices designated in U.S. dollars, Euros, or Australian dollars. To determine the weighted average exercise prices set out above, the respective exercise price of such convertible debentures, warrants, and CDI options were converted into Canadian dollars using the exchange rate published by the Bank of Canada on July 10, 2025.

130

DESCRIPTION OF SHARE CAPITAL

Our authorized share capital consists of an unlimited number of Common Shares. The Common Shares do not have a par value. As of the date of this prospectus, 195,860,805 Common Shares are issued and outstanding.

Common Shares

Holders of the Common Shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company. Each Common Share carries one vote. In the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of its assets among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares are entitled to receive the remaining property and assets of the Company on a pro rata basis. The shareholders are entitled to receive pro rata such dividends as may be declared by the Board out of funds legally available for such purpose. No Common Shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights, and no provisions for redemption, retraction, purchase or cancellation, surrender, sinking fund or purchase fund.

Dividend Policy

The Company has not paid any dividends on the Common Shares for the past three most recently completed fiscal years. Any future determination to pay dividends will be at the discretion of the Board and will depend upon the Company’s results of operations, capital requirements and other relevant factors. The Company has no present intention of paying dividends on its Common Shares, as it anticipates that all available funds will be invested to finance the growth of its business for the immediate future.

Share Consolidation

On July 3, 2025, we filed articles of amendment for the purpose of effecting the Share Consolidation on the basis that each one and a half outstanding Common Shares became one post-consolidated Common Share and our Common Shares commenced trading on a post-consolidated basis on July 7, 2025. No fractional Common Shares have been issued in connection with such consolidation and, in the event that a shareholder would otherwise be entitled to a fractional Common Share upon such consolidation, such shareholder had such fractional share cancelled. Except where otherwise noted, all information in this prospectus and the documents incorporated by reference dated on or after the date of the share consolidation gives effect to such share consolidation.

Principal Shareholders

To our knowledge, the only persons who beneficially own Common Shares conferring more than 10% of the voting rights attached to our issued and outstanding Common Shares are GTP, which currently beneficially own approximately 25,433,037 Common Shares (on a post-consolidated basis), or 13.59% of our Common Shares (on a post-consolidated basis), and Deutsche Rohstoff AG, which currently beneficially own approximately 20,590,951 Common Shares (on a post-consolidated basis), or 11.00% of our Common Shares (on a post-consolidated basis).

131

PRIOR SALES

The Company issued the following Common Shares and securities convertible into Common Shares during the 12-month period prior to the date hereof.

Common Shares

Date of Issue	Number of Shares Issued Actual	Price Per Share Actual	Number of Shares Issued As Adjusted (1)	Price Per Share As Adjusted (1)
December 23, 2024	2,000,000	C$0.82	1,333,333	C$1.23
December 23, 2024	230,469	C$0.7683	153,646	C$1.15245
December 30, 2024	4,583,334 (underlying CDIs)	A$0.9	3,055,556 (underlying CDIs)	A$1.35
January 14, 2025	7,500,000 (underlying CDIs)	A$0.9	5,000,000 (underlying CDIs)	A$1.35
January 24, 2025	100,000	C$0.9	66,666	C$1.35
January 31, 2025	2,527,000	C$0.82	1,684,666	C$1.23
February 6, 2025	3,333,333 (underlying CDIs)	A$0.9	2,222,222 (underlying CDIs)	A$1.35
February 10, 2025	25,000	C$0.33	16,666	C$0.495
February 11, 2025	100,000 (underlying CDIs)	A$1.25	66,666 (underlying CDIs)	A$1.875
February 18, 2025	50,000	C$0.52	33,333	C$0.78
February 20, 2025	50,000 (underlying CDIs)	A$1.25	33,333 (underlying CDIs)	A$1.875
February 28, 2025	100,000 (underlying CDIs)	A$1.25	66,666 (underlying CDIs)	A$1.875
February 28, 2025	100,000 (underlying CDIs)	A$0.84	66,666 (underlying CDIs)	A$1.26
March 5, 2025	100,000 (underlying CDIs)	A$1.25	66,666 (underlying CDIs)	A$1.875
March 5, 2025	490,197 (underlying CDIs)	A$0.69	326,798 (underlying CDIs)	A$1.035
March 6, 2025	222,222 (underlying CDIs)	A$1.25	148,148 (underlying CDIs)	A$1.875
March 7, 2025	555,556 (underlying CDIs)	A$1.25	370,370 (underlying CDIs)	A$1.875
March 24, 2025	30,000	C$0.66	20,000	C$0.99
March 25, 2025	171,000 (underlying CDIs)	A$0.84	114,000 (underlying CDIs)	A$1.26
March 25, 2025	1,200,000 (underlying CDIs)	A$1.25	800,000 (underlying CDIs)	A$1.875
March 26, 2025	312,024	C$0.65	208,016	C$0.975
March 26, 2025	168,630	C$0.69	112,420	C$1.035
March 28, 2025	225,000 (underlying CDIs)	A$0.84	150,000 (underlying CDIs)	A$1.26
April 1, 2025	42,142	C$0.33	28,094	C$0.495
April 1, 2025	150,476	C$0.52	100,317	C$0.78
April 1, 2025	34,047	C$0.67	22,698	C$1.005
April 1, 2025	137,142	C$0.66	91,428	C$0.99
April 4, 2025	75,000 (underlying CDIs)	A$0.84	50,000 (underlying CDIs)	A$1.26

132

Date of Issue	Number of Shares Issued Actual	Price Per Share Actual	Number of Shares Issued As Adjusted (1)	Price Per Share As Adjusted (1)
April 11, 2025	1,666,667 (underlying CDIs)	A$1.25	1,111,111 (underlying CDIs)	A$1.875
April 16, 2025	813,400	C$2.34	542,266	C$3.51
April 16, 2025	100,000 (underlying CDIs)	A$1.25	66,666 (underlying CDIs)	A$1.875
April 29, 2025	125,000 (underlying CDIs)	A$0.84	83,333 (underlying CDIs)	A$1.26
May 5, 2025	1,859,113 (underlying CDIs)	A$0.84	1,239,408 (underlying CDIs)	A$1.26
May 5, 2025	75,000	C$0.7	50,000	C$1.05
May 8, 2025	150,000 (underlying CDIs)	A$0.84	100,000 (underlying CDIs)	A$1.26
May 13, 2025	180,722	US$ 0.83	120,481	US$ 1.245
May 20, 2025	125,000 (underlying CDIs)	A$1.25	83,333 (underlying CDIs)	A$1.875
May 21, 2025	200,000 (underlying CDIs)	A$1.25	133,333 (underlying CDIs)	A$1.875
May 27, 2025	177,500 (underlying CDIs)	A$1.25	118,333 (underlying CDIs)	A$1.875
June 3, 2025	67,500 (underlying CDIs)	A$0.84	45,000 (underlying CDIs)	A$1.26
June 3, 2025	666,667 (underlying CDIs)	A$1.25	444,444 (underlying CDIs)	A$1.875
June 4, 2025	700,000 (underlying CDIs)	A$1.25	466,666 (underlying CDIs)	A$1.875
June 5, 2025	1,190,476	US$ 0.84	793,650	US$ 1.26
June 9, 2025	133,334 (underlying CDIs)	A$1.25	88,889 (underlying CDIs)	A$1.875
June 10, 2025	40,153	C$0.64	26,768	C$0.96
June 12, 2025	111,111 (underlying CDIs)	A$1.25	74,074 (underlying CDIs)	A$1.875
June 13, 2025	150,000	C$1.14	100,000	C$1.71
June 13, 2025	10,000	C$0.74	6,666	C$1.11
June 13, 2025	450,000 (underlying CDIs)	A$1.25	300,000 (underlying CDIs)	A$1.875
June 18, 2025	200,000 (underlying CDIs)	A$0.84	133,333 (underlying CDIs)	A$1.26
June 23, 2025	60,000	C$1.14	40,000	C$1.71
June 23, 2025	40,031	C$0.64	26,687	C$0.96
June 25, 2025	500,000 (underlying CDIs)	A$1.25	333,333 (underlying CDIs)	A$1.875
June 27, 2025	650,000 (underlying CDIs)	A$1.25	433,333 (underlying CDIs)	A$1.875
June 30, 2025	130,000 (underlying CDIs)	A$1.25	86,666 (underlying CDIs)	A$1.875

(1)	As adjusted figures are adjusted to reflect the Share Consolidation.

133

Options granted under the Company’s Third Amended and Restated Incentive Stock Option Plan or the Company’s Omnibus Equity Incentive Plan

Date of Grant	Number of Options Issued Actual	Exercise Price Actual (C$)	Number of Options Issued As Adjusted (1)	Exercise Price As Adjusted (1) (C$)
July 5, 2024	3,030,000	0.66	2,020,000	0.99
August 16, 2024	200,000	0.685	133,333	1.0275
November 18, 2024	200,000	0.81	133,333	1.215
February 4, 2025	250,000	1.195	166,666	1.7925
February 24, 2025	200,000	1.915	133,333	2.8725
March 7, 2025	522,000	1.89	348,000	2.835
March 14, 2025	150,000	1.62	100,000	2.43
April 23, 2025	150,000	2.57	100,000	3.855
April 30, 2025	2,275,000	2.50	1,516,666	3.75

(1)	As adjusted figures are adjusted to reflect the Share Consolidation.

Restricted Shares Units granted under the Company’s Restricted Share Unit Plan and under the Company’s Omnibus Equity Incentive Plan

Date of Grant	Number of RSUs Granted Actual	Exercise Price Actual (C$)	Number of RSUs Granted As Adjusted (1)	Exercise Price As Adjusted (1) (C$)
July 5, 2024	2,100,000	0.66	1,400,000	0.99
March 24, 2025	100,000	2.23	66,666	3.345
March 26, 2025	813,400	2.34	542,266	3.51
April 2, 2025	1,000,000	2.18	666,666	3.27
June 9, 2025	100,000	2.99	66,666	4.485

(1)	As adjusted figures are adjusted to reflect the Share Consolidation.

Warrants and CDIs Options

Date of Issue	Number of Warrants and CDIs Options Issued Actual	Exercise Price Actual	Number of Warrants or CDIs Options Issued As Adjusted (1)	Exercise Price As Adjusted (1)
December 23, 2024	2,000,000	C$1.14	1,333,333	C$1.71
December 30, 2024	4,583,334 (to purchase Common Shares underlying CDIs)	A$1.25	3,055,556 (to purchase Common Shares underlying CDIs)	A$1.875
January 14, 2025	7,500,000 (to purchase Common Shares underlying CDIs)	A$1.25	5,000,000 (to purchase Common Shares underlying CDIs)	A$1.875
January 31, 2025	2,527,000	C$1.14	1,684,666	C$1.71
February 7, 2025	3,333,333 (to purchase Common Shares underlying CDIs)	A$1.25	2,222,222 (to purchase Common Shares underlying CDIs)	A$1.875

(1)	As adjusted figures are adjusted to reflect the Share Consolidation.

134

EXCHANGE RATE INFORMATION

The following table sets forth for each of the periods indicated: (i) the exchange rates in effect at the end of the period; (ii) the high exchange rate during such period; (iii) the low exchange rate during such period; and (iv) the average exchange rates for such period, for one Canadian dollar, expressed in U.S. dollars, as quoted by the Bank of Canada.

	Year ended December 31, 2023	Year ended December 31, 2024	3 months ended March 31, 2025
End	0.7561	0.6950	0.6956
High	0.7617	0.7510	0.7059
Low	0.7207	0.6937	0.6848
Average	0.7410	0.7302	0.6968

Except as indicated otherwise herein, U.S. dollar exchange rate information is based on the daily exchange rate of the U.S. dollar on July 10, 2025 as quoted by the Bank of Canada, being C$1.00 = US$0.7308 (US$1.00 = C$1.3683).

The following table sets forth for each of the periods indicated: (i) the exchange rates in effect at the end of the period; (ii) the high exchange rate during such period; (iii) the low exchange rate during such period; and (iv) the average exchange rates for such period, for one Canadian dollar, expressed in Euros, as quoted by the Bank of Canada.

	Year ended December 31, 2023	Year ended December 31, 2024	3 months ended March 31, 2025
End	0.6837	0.6699	0.6435
High	0.7037	0.6901	0.6796
Low	0.6643	0.6605	0.6335
Average	0.6852	0.6750	0.6621

Except as indicated otherwise herein, Euro exchange rate information is based on the daily exchange rate of the Euro on July 10, 2025 as quoted by the Bank of Canada, being C$1.00 = €0.6251 (€1.00 = C$1.5998).

135

MARKET FOR SECURITIES

On July 3, 2025, we effected a 1.5-to-1 consolidation of our Common Shares and our Common Shares commenced trading on a post-consolidated basis on July 7, 2025. The consolidation was approved by our shareholders on April 30, 2025 at our annual general and special meeting of shareholders. Except where otherwise noted, all information in this prospectus and the documents incorporated by reference dated on or after the date of the share consolidation give pro forma effect to such share consolidation. See “Description of Share Capital—Share Consolidation”.

TSX (Common Shares)

	Actual			As Adjusted(1)
Month	High (C$)	Low (C$)	Volume	High (C$)	Low (C$)	Volume

July 7 to 10, 2025(2)	8.66	6.77	2,984,374	-	-	-
July 1 to 4, 2025	4.70	4.06	3,288,989	7.05	6.09	2,192,658
June 2025	4.70	2.65	16,087,754	7.05	3.98	10,725,169
May 2025	2.65	2.24	8,181,928	3.98	3.36	5,454,619
April 2025	2.69	1.85	10,346,658	4.04	2.78	6,897,772
March 2025	2.61	1.46	12,598,663	3.92	2.19	8,399,109
February 2025	2.22	1.17	13,626,656	3.33	1.76	9,084,437
January 2025	1.29	0.91	7,853,549	1.94	1.37	5,235,699
December 2024	0.92	0.84	4,197,468	1.38	1.26	2,798,312
November 2024	0.93	0.79	2,492,187	1.40	1.19	1,661,458
October 2024	0.97	0.76	2,535,974	1.46	1.14	1,690,649
September 2024	0.85	0.73	2,048,072	1.28	1.10	1,365,381
August 2024	0.83	0.63	2,680,356	1.25	0.95	1,786,904
July 2024	0.69	0.61	1,457,702	1.04	0.92	971,801
June 2024	0.70	0.59	1,944,013	1.05	0.89	1,296,009

(1)	As adjusted figures are adjusted to reflect the Share Consolidation.
(2)	Reflects trading of the Common Shares on a post-consolidation basis.

ASX (CDIs)

	Actual			As Adjusted (1)
Month	High (A$)	Low (A$)	Volume	High (A$)	Low (A$)	Volume

July 7 to 10, 2025 (2)	-	-	-	-	-	-
July 1 to 4, 2025	5.22	4.55	446,747	7.83	6.83	297,831
June 2025	4.83	2.92	2,755,386	7.25	4.38	1,836,924
May 2025	2.99	2.60	1,386,937	4.49	3.90	924, 625
April 2025	2.85	2.20	4,558,683	4.28	3.30	3,039,122
March 2025	2.56	1.67	3,625,649	3.84	2.51	2,417,099
February 2025	2.40	1.36	3,565,534	3.60	2.04	2,377,023
January 2025	1.35	0.96	3,272,957	2.03	1.44	2,181,971
December 2024	1.00	0.88	483,049	1.50	1.32	322,033
November 2024	1.02	0.90	87,676	1.53	1.35	58,451
October 2024	1.01	0.80	71,943	1.52	1.20	47,962
September 2024	0.90	0.87	78,606	1.35	1.31	52,404
August 2024	0.90	0.70	191,388	1.35	1.05	127,592
July 2024	0.74	0.62	1,027,510	1.11	0.93	685,007
June 2024	0.75	0.62	2,159,850	1.13	0.93	1,439,900

(1)	As adjusted figures are adjusted to reflect the Share Consolidation.
(2)	Reflects trading of the Common Shares on a post-consolidation basis. On July 7, 2025, the Company announced the filing by the Company of a voluntary request for trading halt of CDIs on the ASX. See “Recent Developments”.

136

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of certain U.S. federal income tax considerations associated with the acquisition, ownership and disposition of our Common Shares and of the Domestication that are applicable to U.S. Holders and Non-U.S. Holders, each as defined below, that acquires Common Shares pursuant to this Offering. This discussion is not a complete analysis or listing of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. In particular, the information set forth below deals only with holders that will hold Common Shares as capital assets for U.S. federal income tax purposes (generally, property held for investment) and that do not own, and are not treated as owning, at any time during the preceding five years, 5% or more of the total combined voting power or value of all classes of our stock entitled to vote. In addition, this description does not address the tax treatment of special classes of holders, such as:

●	financial institutions;
●	regulated investment companies;
●	real estate investment trusts;
●	tax-exempt entities or governmental organizations;
●	insurance companies;
●	persons holding the Common Shares as part of a hedging, integrated or conversion transaction, constructive sale or “straddle”;
●	persons who acquired Common Shares through the exercise or cancellation of Options or otherwise as compensation for services;
●	U.S. expatriates and former citizens or long-term residents of the United States;
●	persons subject to the alternative minimum tax;
●	persons that mark their securities to market for U.S. federal income tax purposes;
●	brokers, dealers or traders in securities or currencies;
●	persons subject to special tax accounting rules as a result of any item of gross income with respect to Common Shares being taken into account in an applicable financial statement;
●	tax-qualified retirement plans, individual retirement accounts, pension funds or other tax deferred accounts; or
●	holders whose functional currency is not the U.S. dollar.

This summary does not address estate and gift tax or any U.S. federal tax other than income tax (such as Medicare contribution taxes) or tax consequences under any state, local or non-U.S. laws.

For purposes of this section, you are a “U.S. Holder” if you are: (1) a citizen or an individual resident alien of the United States as determined for U.S. federal income tax purposes; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

For purposes of this discussion, a “Non-U.S. Holder” means a beneficial owner of Common Shares that is, for U.S. federal income tax purposes, not a U.S. Holder or a partnership or other “pass-through” entity for U.S. federal income tax purposes.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) or other pass-through entity is a beneficial owner of our Common Shares, the tax treatment of a partner or other owner or participant will generally depend upon the status of the partner (or other owner or participant) and the activities of the entity (or arrangement). If you are a partner (or other owner of or participant in the partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) of a passthrough entity that acquires Common Shares, you are urged to consult your own tax advisor regarding the tax consequences of acquiring, owning and disposing of Common Shares.

The following discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), U.S. judicial decisions, published administrative pronouncements, existing and proposed Treasury regulations, all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences described below. As a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions we have reached and describe herein, or that a court would not sustain such a challenge.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Common Shares and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Prospective purchasers are urged to consult their tax advisors as to the particular consequences to them under U.S. federal, state and local, and applicable non-U.S. tax laws of the acquisition, ownership and disposition of Common Shares.

137

U.S. Federal Income Tax Considerations for U.S. Holders

U.S. Federal Income Tax Considerations Prior to the Domestication

Distributions

Subject to the discussion below under the heading “Passive Foreign Investment Company Considerations Prior to the Domestication”, the gross amount of any distribution made by us will generally be subject to U.S. federal income tax as dividend income to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, without reduction for any Canadian income tax we may be required to withhold from such distributions under Canadian law. Such amount will be includable in a U.S. Holder’s gross income on the date that the distribution is actually or constructively received in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. The amount of any distribution made by us in property other than cash will be equal to the fair market value of such property on the date of the distribution.

To the extent that a distribution exceeds the amount of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction in a U.S. Holder’s adjusted tax basis in its Common Shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized upon a subsequent disposition of Common Shares), with any amount that exceeds the U.S. Holder’s adjusted tax basis being taxed as a capital gain recognized on a sale, exchange or other taxable disposition of the Common Shares (as discussed below). However, we do not intend to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. Therefore, U.S. Holders should assume that any distribution by us with respect to our Common Shares will be treated as dividends for U.S. federal income tax purposes.

Dividends received by non-corporate U.S. Holders (including individuals) from a “qualified foreign corporation” may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. A non-U.S. corporation will be treated as a “qualified foreign corporation” with respect to dividends it pays on shares of its stock that are readily tradable on an established securities market in the United States. U.S. Treasury guidance indicates that shares listed on the NASDAQ will be considered readily tradable on an established securities market in the United States. We have applied to list our Common Shares on the NASDAQ. However, there can be no assurance that such listing will be granted or that the Common Shares will be considered to be readily tradable on an established securities market in future years. We may also be a “qualified foreign corporation” if we are eligible for benefits of a comprehensive U.S. income tax treaty, which Treasury guidance indicates includes the U.S.-Canada income tax treaty. We believe that we are eligible for benefits under the U.S.-Canada income tax treaty, but there can be no assurance that we will continue to be eligible for benefits, in particular if the Domestication is effected.

Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to the positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. We will not constitute a qualified foreign corporation for the purposes of these rules if we are a PFIC for the taxable year in which it pays a dividend or for the preceding taxable year. Distributions with respect to our Common Shares will not be eligible for the dividends received deduction generally available to U.S. Holders that are corporations.

If a U.S. Holder is eligible for benefits under the Treaty, the U.S. Holder may be able to claim a reduced rate of Canadian withholding tax. U.S. Holders are urged to consult their own tax advisors about their eligibility for reduction of Canadian withholding tax. A U.S. Holder may be entitled to a foreign tax credit, subject to other applicable limitations, only for tax withheld at the appropriate rate. A U.S. Holder will not be allowed a foreign tax credit for any portion of the withholding tax that could have been avoided by claiming benefits under the Treaty. Alternatively, a U.S. Holder may be able to deduct such foreign taxes in computing taxable income for U.S. federal income tax purposes, provided that, in the case of otherwise creditable taxes, the U.S. Holder has elected to deduct all creditable foreign income taxes paid or accrued for the relevant taxable year. Treasury regulations impose additional requirements that must be met for a foreign tax to be creditable, but IRS notices provide temporary relief from certain of these requirements if the notice is applied consistently to all foreign taxes paid during the relevant taxable year until the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). Dividends will be treated as having a foreign source for U.S. foreign tax credit purposes. The rules governing the foreign tax credit are complex and involve the application of rules that depend upon a U.S. Holder’s particular circumstances. Accordingly, U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their own particular circumstances.

138

The gross amount of any distributions paid in any non-U.S. currency will be included by each U.S. Holder in income in a dollar amount calculated by reference to the exchange rate in effect on the day the distribution is actually or constructively received in accordance with the U.S. Holder’s regular method of accounting for federal income tax purposes regardless of whether the payment is in fact converted into U.S. dollars. If such non-U.S. currency is converted into U.S. dollars on the date of the payment, the U.S. Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of non-U.S. currency as distributions. If, instead, such non-U.S. currency is converted at a later date, any currency gains or losses resulting from the conversion of the non-U.S. currency will be treated as U.S. source ordinary income or loss. A U.S. holder should consult its own tax advisors regarding the treatment of any foreign currency gain or loss realized with respect to currency other than U.S. dollars received as a dividend.

Sale, Exchange or Other Taxable Disposition of Common Shares

Subject to the discussion below under the heading “Passive Foreign Investment Company Considerations Prior to the Domestication”, each U.S. Holder will recognize gain or loss upon the sale, exchange or other taxable disposition of our Common Shares in an amount equal to the difference between (i) the amount realized upon the sale, exchange or other taxable disposition and (ii) the U.S. Holder’s adjusted tax basis in the Common Shares that are sold, exchanged or disposed. Subject to the PFIC rules discussed below, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, the U.S. Holder has held the Common Shares for more than one year. If the U.S. Holder is an individual, long-term capital gains are subject to taxation at favorable rates. The deductibility of capital losses is subject to limitations under the Code.

If Canadian income tax is withheld on the sale or other disposition of Common Shares, the amount realized by a U.S. Holder will include the gross amount of the proceeds of that sale or other disposition before deduction of Canadian income tax. Gain or loss, if any, realized upon a sale, exchange or other taxable disposition of Common Shares will be treated as having a United States source for U.S. foreign tax credit purposes. Consequently, a U.S. Holder may not be able to use any foreign tax credits arising from any Canadian tax imposed on the sale, exchange or other taxable disposition of Common Shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources or unless an applicable treaty provides otherwise. Treasury regulations may further limit a U.S. Holder’s ability to claim a foreign tax credit, depending on the nature of the non-U.S. tax. U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

The initial tax basis of a U.S. Holder’s Common Shares generally will be the U.S. dollar value of the purchase price paid. If the Common Shares are treated as traded on an “established securities market,” a cash method U.S. Holder, or, if it elects, an accrual method U.S. Holder, will determine the U.S. dollar value of the cost of such common shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. On a sale or other taxable disposition of Common Shares, a U.S. Holder that receives a currency other than U.S. dollars will realize an amount equal to the U.S. dollar value of the currency received at the spot rate on the date of sale or other disposition (or, if the Common Shares are traded on an “established securities market” at such time, in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). A U.S. Holder that does not determine the amount realized using the spot exchange rate on the settlement date will recognize currency gain or loss if the U.S. dollar value of the currency received at the spot rate on the settlement date differs from the amount realized. A U.S. Holder will have a tax basis in the currency received equal to its U.S. dollar value at the spot rate on the settlement date. Any currency gain or loss realized on the settlement date or on a subsequent conversion or other disposition of the non-U.S. currency received for a different U.S. dollar amount generally will be U.S. source ordinary income or loss. If an accrual basis U.S. Holder makes the election described above, it must be applied consistently from year to year and cannot be revoked without the consent of the IRS. A U.S. Holder should consult its own tax advisors regarding the treatment of any foreign currency gain or loss realized with respect to currency other than U.S. dollars received in a sale or other disposition of Common Shares.

139

Passive Foreign Investment Company Considerations Prior to the Domestication

Special U.S. federal income tax rules apply to U.S. persons owning stock of a PFIC. A foreign corporation will be considered a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to the applicable “look through” rules, either (1) at least 75 percent of its gross income is “passive” income (the “income test”) or (2) at least 50 percent of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). For purposes of determining whether a foreign corporation will be considered a PFIC, such foreign corporation will be treated as holding its proportionate share of the assets and receiving directly its proportionate share of the income of any other corporation in which it owns, directly or indirectly, at least 25 percent (by value) of the stock. For this purpose, passive income generally includes, among other things and subject to various exceptions, dividends, interest, certain rents, royalties and gains from the disposal of passive assets, including income or gain from transactions in commodities that is not derived from the active conduct of a commodities business as a producer, processor, merchant or handler of commodities (within the meaning of applicable regulations). Whether the Company is a PFIC is a factual determination made annually, and the Company’s status could change depending on, among other things, changes in the composition and relative value of its gross receipts and assets and the manner in which its business is conducted. Because the market value of the Company’s assets (including for this purpose, goodwill) may be measured in large part by the market price of the Common Shares, which is likely to fluctuate, no assurance can be given that the Company will not be a PFIC in the current year or in any future taxable year.

The Company has not made a determination of whether it is or ever has been a PFIC for U.S. federal income tax purposes. Accordingly, it is possible that the Company is or has been a PFIC for U.S. federal income tax purposes, and we may be treated as a PFIC for U.S. federal income tax purposes in subsequent years. If we were to be classified as a PFIC, a U.S. Holder that does not make any of the elections described below would be required to report any gain on the disposition of any of our Common Shares as ordinary income, rather than as capital gain, and to compute the tax liability on the gain and any “Excess Distribution” (as defined below) received with respect to our Common Shares as if such items had been earned rateably over each day in the U.S. Holder’s holding period (or a portion thereof) for the shares. The amounts allocated to the taxable year during which the gain is realized or distribution is made would be included in the U.S. Holder’s gross income as ordinary income for the taxable year of the gain or distribution. The amount allocated to each other taxable year in which we were a PFIC would be taxed as ordinary income in the taxable year during which the gain is realized or distribution is made at the highest tax rate in effect for the U.S. Holder in that other taxable year and would be subject to an interest charge as if the income tax liabilities had been due with respect to each such prior year. An “Excess Distribution” generally would be any distribution to a U.S. Holder with respect to Common Shares during a single taxable year that is greater than 125% of the average annual distributions received by the U.S. Holder with respect to Common Shares during the three preceding taxable years or, if shorter, during the U.S. Holder’s holding period for the Common Shares. In addition, you would generally be subject to similar rules with respect to distributions to us by, and dispositions by us of the stock of, any of our direct or indirect subsidiaries that are also PFICs (“lower-tier PFICs”).

Mark-to-Market Election

If our Common Shares are treated as “marketable stock” for purposes of the PFIC rules, a U.S. Holder may avoid some of the adverse impacts of the foregoing PFIC rules by making a mark-to-market election. Our Common Shares will be marketable stock if they are regularly traded on a qualifying exchange that is either (i) a national securities exchange which is registered with the SEC or the national market system established pursuant to the Exchange Act, or (ii) any exchange or other market that the United States Treasury Department determines is adequate. The Company believes that the NASDAQ, TSX and ASX meet this test, and accordingly, provided that our Common Shares are regularly traded on such markets, U.S. Holders should be able to make a mark-to-market election with respect to the Offered Shares if the Company is classified as a PFIC. After making such an election, or on an actual sale, a U.S. Holder generally would include as ordinary income at the end of each taxable year during which the election is in effect and during which we are a PFIC the excess, if any, of the fair market value of our Common Shares over the U.S. Holder’s adjusted basis in such Common Shares. A U.S. Holder also would be allowed to take an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted basis in our Common Shares over the share’s fair market value at the end of the taxable year, and for any loss recognized on actual sale, but only to the extent, in each case, of the previously included mark-to-market income not offset by previously deducted decreases in value. Any loss on an actual sale of our Common Shares would be a capital loss to the extent in excess of previously included mark-to market income not offset by previously deducted decreases in value.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder would continue to be subject to the PFIC rules with respect to its indirect interest in any investment held by us that is treated as an equity interest in a PFIC for U.S. federal income tax purposes, notwithstanding making a mark-to-market election in respect of our Common Shares. U.S. Holders are urged to consult their own tax advisors concerning the U.S. federal income tax consequences of holding our Common Shares and the availability of any tax elections if we are considered a PFIC in any taxable year.

140

QEF Election

A U.S. Holder may also be able to avoid some of the adverse impacts of the PFIC tax rules outlined above if such U.S. Holder alternatively elected to treat us as a “qualified electing fund” or “QEF”. Under certain circumstances, a U.S. holder may make a “protective” QEF election and file protective information returns with respect to their Common Shares. U.S. Holders are urged to consult their own tax advisors as to the availability and consequences of such an election. Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC or, in certain cases, QEF inclusions.

If a U.S. Holder was eligible for, and timely made, a QEF election, the U.S. Holder would include in income each year for which we are a PFIC (and be subject to current U.S. federal income tax on) the U.S. Holder’s pro rata share of our ordinary earnings, as ordinary income, and net capital gains, as long-term capital gain, for our taxable year that ends with or within the U.S. Holder’s taxable year, regardless of whether such amounts are actually distributed. Any such ordinary income would not be eligible for the favorable rates applicable to qualified dividend income. The U.S. Holder’s adjusted tax basis in our Common Shares would be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed would result in a corresponding reduction in the U.S. Holder’s adjusted tax basis in our Common Shares and would not be taxed again. The U.S. Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incurred with respect to any year. The U.S. Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our Common Shares. A U.S. Holder would generally make a QEF election with respect to the first year during which we were at any time a PFIC by filing IRS Form 8621 with the U.S. Holder’s U.S. federal income tax return. The QEF election is made on a shareholder-by-shareholder basis and can only be revoked with the consent of the IRS.

Notwithstanding any election made with respect to our Common Shares, dividends received with respect to our shares will not constitute “qualified dividend income” if we are a PFIC in either the year of the distribution or the preceding taxable year. Dividends that do not constitute qualified dividend income are not eligible for taxation at the reduced tax rate discussed above in “Certain United States Federal Income Tax Considerations—Distributions Prior to the Domestication”. Instead, such dividends would be subject to tax at ordinary income rates.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain financial information from US. If we determine that we are a PFIC for any taxable year, we do not currently intend to provide the information that a U.S. holder making a QEF election is required to obtain in order to make and maintain a QEF election. Therefore, U.S. Holders are urged to consult their own tax advisors concerning the U.S. federal income tax consequences of holding our Common Shares if we are considered a PFIC in any taxable year and they are not able to make or maintain a QEF election.

Information Reporting and Backup Withholding

In general, information reporting may apply to dividends paid in respect of Common Shares and the proceeds received from the sale, exchange or other disposition of Common Shares within the United States unless a U.S. Holder is an exempt recipient. Backup withholding (currently at a 24% rate) may apply to such payments if a U.S. Holder fails to provide a taxpayer identification number or certification of exempt status or fails to report in full dividend and interest income. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a U.S. Holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS in a timely manner.

Special U.S. income tax reporting requirements are imposed with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by certain financial institutions, if the aggregate value of all of such assets exceeds US$50,000 on the last day of the taxable year or US$75,000 at any time during the taxable year. U.S. Holders holding such foreign financial assets must attach a complete IRS Form 8938, statement of Specified Foreign Financial Assets, with their returns to report their ownership of such assets. U.S. Holders are urged to consult their tax advisors regarding the application of the information reporting rules to the acquisition and ownership Common Shares in light of their own circumstances.

During any taxable year in which we or any of our subsidiaries is treated as a PFIC, U.S. Holders may be required to file an annual report with the IRS on Form 8621. Failure to file such report could result in the imposition of penalties. U.S. Holders are urged to consult their own tax advisors concerning the PFIC annual filing requirements to them in light of their own circumstances.

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U.S. Federal Income Tax Considerations Associated with the Domestication For U.S. Holders

Pursuant to the Domestication, the Company will change its jurisdiction of incorporation from Canada to Delaware. We believe that the Domestication should qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code (an “F Reorganization”). However, there is no U.S. federal income tax authority directly addressing the tax consequences of the Domestication and, accordingly, this tax treatment is not free from doubt. Assuming the Domestication qualifies as an F Reorganization, U.S. Holders generally should not recognize gain or loss on the Domestication for U.S. federal income tax purposes, except as provided below under the caption headings “– Effects of Section 367 on the Domestication” and “– PFIC Status”. The Domestication should be treated, for U.S. federal income tax purposes, as if the Company (prior to the continuance) (i) transferred all of its assets and liabilities to Almonty Industries Inc., a Delaware corporation, as of the effective time of the Domestication (“New Almonty”) in exchange for all of the outstanding common stock of New Almonty (the “New Almonty Shares”) and (ii) then distributed the New Almonty Shares to the shareholders of the Company in liquidation of Almonty. Assuming the Domestication qualifies as an F Reorganization, and subject to the discussion below, (i) the tax basis of a New Almonty Share deemed to be received by a U.S. Holder in the Domestication will equal the U.S. Holder’s adjusted tax basis in the Common Share deemed to be surrendered in exchange therefor, increased by any amount included in the income of such U.S. Holder as a result of Section 367 of the Code (as discussed below), and (ii) the holding period for a New Almonty Share deemed to be received by a U.S. Holder will include such U.S. Holder’s holding period for the Common Share deemed to be surrendered in exchange therefor. U.S. Holders who acquired different blocks of Common Shares at different times or different prices should consult their own tax advisors as to the determination of the tax bases and holding periods of the New Almonty Shares deemed to be received in the Domestication.

If the Domestication does not qualify as an F Reorganization, a U.S. Holder generally would, subject to the potential application of the PFIC rules, recognize gain or loss with respect to its Common Share in an amount equal to the difference between the fair market value of the New Almonty Shares deemed to be received in the Domestication and the U.S. Holder’s adjusted tax basis in such holder’s Common Shares deemed to be surrendered in the Domestication. In such event, such U.S. Holder’s basis in the New Almonty Shares would be equal to the fair market value of such stock on the date of the Domestication, and such U.S. Holder’s holding period for the New Almonty Shares would begin on the day following the date of the Domestication.

Effects of Section 367 on the Domestication

Section 367 of the Code applies to certain non-recognition transactions involving foreign corporations and has the effect of imposing U.S. income tax on certain U.S. persons in connection with transactions that would otherwise be tax-free. Section 367(b) of the Code would apply to Domestication under the circumstances discussed below if the Domestication otherwise qualifies as an F Reorganization.

U.S. Holders that own Common Shares with a fair market value of less than $50,000

A U.S. Holder who, at the time of the Domestication, beneficially owns Common Shares with a fair market value of less than $50,000 should not be required to recognize any income or gain under Section 367(b) of the Code in connection with the Domestication.

U.S. Holders that own shares of Common Shares with a fair market value of $50,000 or more (but are not 10% U.S. Holders)

A U.S. Holder who, at the time of the Domestication, is not a 10% U.S. Holder and beneficially owns Common Shares with a fair market value of $50,000 or more must either (a) recognize a gain (if any), but not a loss, with respect to the Domestication or, in the alternative, (b) may elect to recognize the “all earnings and profits amount” attributable to such U.S. Holder.

Unless such U.S. Holder makes the “all earnings and profits” election, such U.S. Holder generally (subject to the potential application of the PFIC rules), should recognize a gain (if any), but not a loss, with respect to their Common Shares in an amount equal to the difference between the fair market value of the New Almonty Shares deemed to be received and such U.S. Holder’s adjusted tax basis in their Common Shares deemed to be surrendered in exchange therefor pursuant to the Domestication, and such gain would be capital gain, and should be long-term capital gain if the U.S. Holder’s holding period for the Common Shares at the time of the Domestication is longer than one year.

U.S. Holders who acquired different blocks of Common Shares at different times or different prices should consult their own tax advisors as to the determination of the tax bases and holding periods of the New Almonty Shares deemed to be received in the Domestication.

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In lieu of recognizing any gain as described above, a U.S. Holder that validly makes the “all earnings and profits” election will be required to include in income as a deemed dividend the “all earnings and profits amount” (within the meaning of Treasury Regulations Section 1.367(b)-2(d)) attributable to the Common Shares owned directly by such U.S. Holder. Treasury Regulations under Section 367 provide that all the earnings and profits amount attributable to a shareholder’s stock is determined according to the principles of Section 1248 of the Code. In general, Section 1248 of the Code and the Treasury Regulations thereunder provide that the amount of earnings and profits attributable to a block of stock in a foreign corporation is the ratably allocated portion of the foreign corporation’s earnings and profits generated during the period the shareholder held the block of stock. Accordingly, the “all earnings and profits amount” attributable to the Common Shares held by a U.S. Holder should generally depend on the Company’s accumulated earnings and profits (as determined under U.S. federal income tax principles) from the date that the Common Shares were acquired by such U.S. Holder through the Effective Date.

If a U.S. Holder makes the “all earnings and profits” election, the election must comply with strict conditions for making this election under applicable Treasury Regulations. U.S. Holders wishing to make the “all earnings and profits” election should consult their own tax advisors regarding the process for, and effect of, making the election in light of their own circumstances.

10% U.S. Holders

A U.S. Holder who, at the time of the Domestication, beneficially owns (directly, indirectly or by attribution) 10% or more of the total combined voting power or value of all classes of shares of stock of Almonty (a “10% U.S. Holder”) is subject to special rules that generally require such 10% U.S. Holder to include in income, as a deemed dividend, the “all earnings and profits amount” attributable to the shares of Common Stock owned by such U.S. Holder. 10% U.S. Holders should consult their own tax advisors regarding the effect of the Domestication to them in light of their own circumstances.

Determination of the “All Earnings and Profits Amount”

The Company is currently in the process of determining its historical earnings and profits and also expects to determine its earnings and profits for 2024 and for the portion of 2025 ending on the effective date of the Domestication. The Company will likely not complete this determination until after completion of the Domestication. As noted above, the “all earnings and profits amount” attributable to Common Shares held by a particular U.S. Holder should generally depend on the Company’s accumulated earnings and profits from the date that the Common Shares were acquired by such U.S. Holder through the effective date of the Domestication. The Company intends to provide on its external website (https://almonty.com/investors/financials/), under the heading “Financial Reports”, information regarding the Company’s earnings and profits once such information is reasonably available. The determination of the Company’s earnings and profits is a complex determination and may be impacted by numerous factors. Accordingly, there can be no assurance that the IRS will agree with the Company’s determination of such earnings and profits. If the IRS does not agree with such earnings and profits calculations, the earnings and profits of the Company may be greater than reported on the Company’s website (as described above). In such case, a U.S. Holder that makes an “all earnings and profits” election or a 10% U.S. Holder could have a positive (or a more positive than anticipated) “all earnings and profits amount” in respect of such U.S. Holder’s shares and thereby recognize greater taxable income.

U.S. HOLDERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME TAX TREATMENT OF THE DOMESTICATION, WHETHER TO MAKE THE “ALL EARNINGS AND PROFITS” ELECTION DESCRIBED ABOVE AND, IF THE ELECTION IS DETERMINED TO BE ADVISABLE, THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO THIS ELECTION.

PFIC Status

If the Company was a PFIC for any taxable year during which a U.S. Holder has held Common Shares, certain adverse tax consequences could apply to such U.S. Holder in connection with the Domestication. As discussed above, the Company has not made a determination of whether it is or ever has been a PFIC for U.S. federal income tax purposes. Accordingly, it is possible that the Company is or has been a PFIC for U.S. federal income tax purposes. This determination of whether the Company is or has been a PFIC depends on complex factual determinations that are made annually and thus there can be no assurance that the Company is not and has not been a PFIC. If the Company has not been a PFIC at any time during a U.S. Holder’s holding period for their Common Shares, the Domestication should not be a taxable event for such U.S. Holder solely as a result of the application of the PFIC rules.

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However, if the Company was a PFIC for any taxable year during which a U.S. Holder held Common Shares, certain adverse tax consequences, including recognition of gain and application of an interest charge, could apply to such U.S. Holder as a result of the Domestication, unless an exception under the relevant Treasury Regulations can be relied upon. Section 1291(f) of the Code generally requires that, to the extent provided in the Treasury Regulations, a United States person who disposes of stock of a PFIC recognizes gain notwithstanding any provision of law. No final Treasury Regulations have been promulgated under this statute. Proposed Treasury Regulations were promulgated in 1992 with a retroactive effective date (the “Proposed PFIC Regulations”). If finalized in their current form, the Proposed PFIC Regulations would generally require gain recognition by United States persons deemed to exchange Common Shares for New Almonty Shares pursuant to the Domestication, if Almonty were classified as a PFIC at any time during such United States person’s holding period in such stock and such person had not made either a QEF election for the first taxable year in which such U.S. Holder owned Common Shares or in which the Company was a PFIC, whichever is later, or a “mark-to-market” election (each as discussed above). The tax on any such gain so recognized would be imposed at the rate applicable to ordinary income and an interest charge would apply based on a complex set of computational rules designed to offset the tax deferral to such stockholders on our undistributed earnings. In addition, the regulations would provide coordinating rules with Section 367(b) of the Code, whereby, if the gain recognition rule of the Proposed PFIC Regulations applied to a disposition of PFIC stock that results from a transfer with respect to which Section 367(b) requires the shareholder to recognize gain or include an amount in income as a distribution under Section 301 of the Code, the gain realized on the transfer is taxable as an excess distribution under Section 1291 of the Code, and the excess, if any, of the amount to be included in income under Section 367(b) over the gain realized under Section 1291 is taxable as provided under Section 367(b). See the discussion above under the section entitled “– Effects of Section 367 on the Domestication”.

It is difficult to predict whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted. The PFIC rules are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders are urged to consult their own tax advisors concerning the potential application of the PFIC rules to them under their particular circumstances.

U.S. Federal Income Tax Considerations Associated with the Domestication for Non-U.S. Holders

Certain U.S. Federal Income Tax Consequences of the Domestication to Non-U.S. Holders

The Domestication is not expected to result in any material U.S. federal income tax consequences to a Non-U.S. Holder that exchanges Common Shares for New Almonty Shares provided that such Non-U.S. Holder (i) has not been engaged in the conduct of a trade or business within the United States (or, if required by an applicable income tax treaty, such Non-U.S. Holder has not maintained a permanent establishment within the United States), and (ii) is not a non-resident alien individual treated as present in the United States for 183 days or more during the taxable year of the Domestication and certain other requirements are met.

Ownership and Disposition of New Almonty Shares After the Domestication

I)	Distributions with Respect to New Almonty Shares

In general, any distributions made to a Non-U.S. Holder of New Almonty Shares, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States, will be subject to withholding tax from the gross amount of the dividend at a rate of 30%, unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable). Non-U.S. Holders should consult their own tax advisors regarding their entitlement to benefits under any applicable income tax treaty and the procedures for claiming such benefits. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, such excess will be treated first as a tax-free return of the Non-U.S. Holder’s tax basis in the New Almonty Shares, and then, to the extent such excess amount exceeds the Non-U.S. Holder’s tax basis in such New Almonty Shares, as capital gain. See the discussion below under the heading “– Sale or Other Taxable Disposition of New Almonty Shares”.

Dividends paid by the Company to a Non-U.S. Holder that are effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States (or if a tax treaty applies are attributable to a U.S. permanent establishment or fixed base maintained by the Non-U.S. Holder) will generally not be subject to U.S. withholding tax, provided such Non-U.S. Holder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, such dividends generally will be subject to U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, also may be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

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The dividend rules are complex. Non-U.S. Holders of New Almonty Shares are urged to consult with their own tax advisors regarding eligibility for benefits under any applicable income tax treaty with respect to dividends paid by the Company after the Domestication and the proper manner for claiming such benefits (including proper certification on an applicable IRS Form W-8).

II)	Sale or Other Taxable Disposition of New Almonty Shares

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain realized upon the sale or other disposition of its New Almonty Shares unless:

●	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, such gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States);

●	the Non-U.S. Holder is a non-resident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

●	the Company is or has been a U.S. real property holding corporation at any time within the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, whichever period is shorter, and either (i) the New Almonty Shares have ceased to be regularly traded on an established securities market or (ii) the Non-U.S. Holder has owned or is deemed to have owned, at any time within the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, whichever period is shorter, more than 5% of the New Almonty Shares. The Company does not expect to be classified as a U.S. real property holding corporation immediately after the Domestication.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at regular graduated tax rates, generally in the same manner as if such Non-U.S. Holder were a United States person. A Non-U.S. Holder that is a corporation may also be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above generally would be subject to a flat 30% U.S. federal income tax.

If the third bullet point above applies to a Non-U.S. Holder, gain recognized by such holder on the sale, exchange or other disposition of New Almonty Shares would be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of such stock from a Non-U.S. Holder may be required to withhold U.S. income tax at a rate of 15% of the amount realized upon such disposition. The Company would generally be classified as a U.S. real property holding corporation if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. The Company does not expect to be classified as a U.S. real property holding corporation immediately after the Domestication.

III)	Information Reporting and Backup Withholding

A Non-U.S. Holder that holds New Almonty Shares within the U.S. or through certain U.S.-related brokers may be subject to information reporting and possible backup withholding with respect to dividend payments on, and proceeds from the sale, exchange or redemption of, such New Almonty Shares. A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

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IV)	Additional Withholding Tax on Payments Made to Foreign Accounts

Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred to as “FATCA”) generally impose withholding at a rate of 30% in certain circumstances with respect to “withholdable payments” which are held by or through certain non-U.S. financial institutions (including investment funds), as a beneficial owner or as an intermediary, unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned be certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. For this purpose, “withholdable payments” generally include payments of dividends in addition to certain other passive income type amounts. Under the Treasury Regulations, withholdable payments include gross proceeds from any sale or other disposition of securities (including New Almonty Shares). An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which New Almonty Shares are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of New Almonty Shares held by an investor that is a non-financial non-U.S. entity (as a beneficial owner or as an intermediary) that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners”, which will in turn be provided to the U.S. Department of Treasury. All holders should consult their tax advisors regarding the possible implications of FATCA on their ownership of New Almonty Shares.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) and the regulations promulgated thereunder (the “Tax Act”), to a holder who acquires, as beneficial owner, the Common Shares under this Offering, and who, for purposes of the Tax Act and at all relevant times: (i) holds the Common Shares as capital property; (ii) deals at arm’s length with, and is not affiliated with, us or the Underwriters; (iii) is not, and is not deemed to be resident in Canada; (iv) has not entered into a “derivative forward agreement” (as defined in the Tax Act) with respect to the Common Shares; and (v) does not use or hold and will not be deemed to use or hold, the Common Shares in the course of carrying on or otherwise in connection with a business carried on in Canada (a “Non-Resident Holder”). Generally, our Common Shares will be considered to be capital property to a Non-Resident Holder provided the Non-Resident Holder does not hold our Common Shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade. Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an “authorized foreign bank” as defined in the Tax Act or an insurer that carries on an insurance business in Canada and elsewhere. Such Non-Resident Holders should seek advice from their own tax advisors.

This summary is based upon the provisions of the Tax Act in force as of the date hereof, all specific proposals (the “Proposed Amendments”), to amend the Tax Act that have been publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and counsels’ understanding of the current administrative policies and practices of the Canada Revenue Agency (“CRA”), published in writing by it prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that the Proposed Amendments will be enacted in their current form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or any changes in the CRA’s administrative policies or practices, whether by legislative, governmental or judicial action or decision, nor does it take into account or anticipate any other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

Non-Resident Holders should consult their own tax advisors with respect to an investment in our Common Shares. This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective purchaser or holder of our Common Shares, and no representations with respect to the income tax consequences to any prospective purchaser or holder are made. Consequently, prospective purchasers or holders of our Common Shares should consult their own tax advisors with respect to their particular circumstances.

This summary assumes that the Company is a resident of Canada for purposes of the Tax Act and any applicable tax treaty or convention. For a discussion of the Canadian tax considerations relevant to the Arrangement and the ownership and disposition of Common Shares of the Company following the implementation of the Arrangement, see the section entitled “Certain Canadian Federal Income Tax Considerations Related To The Arrangement” of the management information circular of the Company dated January 31, 2025 and filed on February 4, 2025, prepared for the purposes of the special meeting of the shareholders of the Company held on February 27, 2025.

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Currency Conversion

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of our Common Shares must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Tax Act. The amounts subject to withholding tax and any capital gains or capital losses realized by a Non-Resident Holder may be affected by fluctuations in the Canadian-U.S. dollar exchange rate.

Adjusted Cost Base of Common Shares

The adjusted cost base to a Non-Resident Holder of a Common Share acquired pursuant to this prospectus will be determined by averaging the cost of that Common Share with the adjusted cost base (determined immediately before the acquisition of the Common Share) of all other Common Shares held as capital property by the Non-Resident Holder immediately prior to such acquisition.

Receipt of Dividends

Dividends received or deemed to be received by a Non-Resident Holder on our Common Shares will be subject to Canadian withholding tax under the Tax Act. The statutory rate of withholding tax is 25%, although such rate may be reduced under the provisions of an applicable income tax convention between Canada and the Non-Resident Holder’s country of residence. For example, under the Canada-United States Income Tax Convention (1980) as amended (the “Treaty”), the rate is generally reduced to 15% (or 5% if the beneficial owner of such dividend is a corporation that owns at least 10% of the voting stock of the Company) where the Non-Resident Holder is a resident of the United States for the purposes of, and is fully entitled to the benefits of, the Treaty. Non-Resident Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty or convention.

Disposition of Common Shares

A Non-Resident Holder will not generally be subject to tax under the Tax Act on a disposition of a Common Share (other than a disposition of Common Shares to the Company, which may result in a deemed dividend, unless purchased by the Company in the open market in the manner in which Common Shares are normally purchased by any member of the public in the open market, in which case other considerations may arise), unless the Common Share constitutes “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

Provided the Common Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSX and NASDAQ) at the time of disposition, the Common Shares will generally not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are satisfied concurrently: (i) (a) the Non-Resident Holder; (b) persons with whom the Non-Resident Holder did not deal at arm’s length; (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; or (d) any combination of the persons and partnerships described in (a) through (c), owned 25% or more of the issued shares of any class or series of our shares; and (ii) more than 50% of the fair market value of our shares was derived directly or indirectly from one or any combination of: real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act), and options in respect of, or interests in or for civil law rights in, such properties. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the Common Shares could be deemed to be taxable Canadian property. Even if the Common Shares are taxable Canadian property to a Non-Resident Holder, such Non-Resident Holder may be exempt from tax under the Tax Act on the disposition of such Common Shares by virtue of an applicable income tax treaty or convention. A Non-Resident Holder contemplating a disposition of Common Shares that may constitute taxable Canadian property should consult a tax advisor prior to such disposition.

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PLAN OF DISTRIBUTION

General

The Company and Oppenheimer & Co. Inc. (the “Lead Underwriter”), as representative of a syndicate of underwriters named therein (together with the Lead Underwriter, the “Underwriters”), have entered into an underwriting agreement with respect to the Offered Shares (the “Underwriting Agreement”).

Pursuant to the Underwriting Agreement, the Company has agreed to sell and the Underwriters have agreed, severally, and not jointly or jointly and severally, to purchase, as principals, the Offered Shares on the Closing date at the Offering Price, payable in cash to the Company against delivery of the Offered Shares. The obligations of the Underwriters under the Underwriting Agreement are subject to compliance with all legal requirements and the conditions contained in the Underwriting Agreement. The Underwriters may terminate their obligations under the Underwriting Agreement at their discretion on the basis of a “material change out”, “disaster out”, “regulatory out” or similar provision and may also be terminated upon the occurrence of certain other stated events. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any of those Offered Shares are purchased under the Underwriting Agreement.

The terms of the Offering, including the Offering Price, were determined by arm’s length negotiation between the Company and the Underwriters, with reference to the prevailing market price of the Common Shares on the TSX and prevailing market conditions. Subscriptions for Offered Shares will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice.

The Offering is being made only in the United States pursuant to the multijurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada. The Offered Shares and the Additional Shares will only be offered in the United States by the Underwriters either directly or through their respective duly registered U.S. broker-dealer affiliates or agents, as applicable.

Indemnification

We have also agreed to indemnify the Underwriters against certain liabilities, including under the U.S. Securities Act, the Exchange Act or other federal or state law or regulation or Canadian law, at common law or otherwise, and to contribute to payments that the Underwriters may be required to make in respect of those liabilities.

Option to Purchase Additional Common Shares

In addition, the Company has granted the Underwriters the Over-Allotment Option, which is exercisable in whole or in part for a period of 30 days from and including the Closing and pursuant to which the Underwriters may purchase Additional Shares, being up to an additional 15% the Offering, on the same terms as set forth above to cover over-allotments, if any, and for market stabilization purposes. This prospectus qualifies the grant of the Over-Allotment Option and the issuance of Additional Shares on the exercise of the Over-Allotment Option. A purchaser who acquires Additional Shares forming part of the Underwriters’ over-allocation position acquires those Additional Shares under this prospectus.

Commission

In consideration for the services provided by the Underwriters, the Company has agreed to pay to the Underwriters’ Fee equal to 6.50% of the gross proceeds realized on the proceeds of the Offering (including on any exercise of the Over-Allotment Option); provided, however, that a reduced fee of 4.50% shall be paid in respect of that portion of gross proceeds attributable to investors who participate in the Offering that were introduced by the Company or its principals as friends and family (such list of investors to be provided in writing by the Company to the Lead Underwriter from time to time prior to the date of this prospectus). Notwithstanding the foregoing, purchasers who acquire Common Shares through the list will have the same rights and remedies against the Company and the Underwriters, as the case may be, as purchasers who acquired Common Shares through the Underwriters.

The Company has agreed to reimburse the Underwriters for reasonable fees and expenses and out-of-pocket expenses incurred in connection with the Offering, and, subject to a maximum aggregate amount of US$450,000, for the fees and disbursements of the Underwriters’ legal counsel. In addition, the Company may (in its sole discretion) award up to an additional 0.50% of the gross proceeds of this Offering to one or more of the bookrunners for this Offering as incentive compensation. Underwriters will not receive any other fee or commission from the Company in connection with the completion of the Offering.

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Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the Common Shares is completed, SEC rules may limit Underwriters and selling group members from bidding for and purchasing our Common Shares. However, the Underwriters may engage in transactions that stabilize the price of the Common Shares, such as bids or purchases to peg, fix or maintain that price. The Underwriters are not, however, required to engage in these activities.

Pursuant to the rules and policy statements of certain Canadian securities regulators, the Underwriters may not, at any time during the period ending on the date the selling process for the Common Shares ends and all stabilization arrangements relating to the Common Shares are terminated, bid for or purchase our securities for their own account or for accounts over which they exercise control or direction. The foregoing restriction is, however, subject to exceptions where the bid or purchase is not made for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include bids or purchases permitted under the rules of applicable regulatory authorities and the TSX, including the Universal Market Integrity Rules for Canadian Marketplaces administered by the Canadian Investment Regulatory Organization, relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution.

In connection with the Offering, the Underwriters may purchase and sell our Common Shares in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the Underwriters of a greater number of Common Shares than they are required to purchase in the Offering. “Covered” short sales are sales made in an amount not greater than the Underwriters’ option to purchase additional Common Shares described above. The Underwriters may close out any covered short position by either exercising their option to purchase additional Common Shares or purchasing Common Shares in the open market. In determining the source of Common Shares to close out the covered short position, the Underwriters will consider, among other things, the price of Common Shares available for purchase in the open market as compared to the price at which they may purchase Common Shares through the option granted to them. “Naked” short sales are sales in excess of such option. The Underwriters must close out any naked short position by purchasing Common Shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of our Common Shares in the open market after pricing that could adversely affect investors who purchase in the Offering. Any naked short position would form part of the Underwriters’ over-allocation position. Stabilizing transactions consist of various bids for or purchases of Common Shares made by the Underwriters in the open market prior to the completion of the Offering.

The Underwriters may also impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the Lead Underwriter has repurchased Common Shares sold by or for the account of such Underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the Underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Common Shares or preventing or retarding a decline in the market price of our Common Shares. As a result, the price of our Common Shares may be higher than the price that might otherwise exist in the open market. Subject to applicable rules, the Underwriters may conduct these transactions on the NASDAQ or the TSX, in the over-the-counter market or otherwise. The Underwriters may engage in market stabilization or market balancing activities on the TSX where the bid for or purchase of our securities is for the purpose of maintaining a fair and orderly market in such securities, subject to price limitations applicable to such bids or purchases. Such transactions, if commenced, may be discontinued at any time.

Neither we nor any of the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Common Shares. In addition, neither we nor any of the Underwriters make any representation that the Lead Underwriter will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

This prospectus may be made available in electronic format on websites or through other online services maintained by the Underwriters or by its affiliates (in accordance with Rule 172 under the U.S. Securities Act). In those cases, prospective investors may view offering terms online and prospective investors may be allowed to place orders online. Other than this prospectus in electronic format, the information on the Underwriters’ websites or our website and any information contained in any other websites maintained by the Underwriters or by us is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Underwriters in their capacity as the Underwriters, and should not be relied upon by investors.

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Listing

Our Common Shares are currently listed and posted for trading on the TSX and the ASX under the trading symbol “AII”, and are traded on the FSE under the trading symbol “ALI”, and the OTCQX under the trading symbol “ALMTF”. We have applied to list our Common Shares (including the Common Shares being distributed hereunder) on the NASDAQ under the symbol “ALM”. Upon and subject to receipt of all requisite approvals and the commencement of trading of the Common Shares on the NASDAQ, trading of the Common Shares on the OTCQX will cease. We have also applied to list the Common Shares being distributed hereunder on the TSX. Listing on the NASDAQ and the TSX will be subject to our fulfillment of all of the listing requirements of the NASDAQ and the TSX, respectively.

An active trading market for our Common Shares in the United States may not develop. It is also possible that after the Offering the Common Shares will not trade in the public market at or above the public offering price.

No Sales of Similar Securities

The Company has agreed for a period of 120 days from the date of this prospectus that the Company will not, without the prior written consent of the Lead Underwriter, (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares or file any registration statement under the U.S. Securities Act with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Shares, whether any such swap or transaction described in clause (i) or (ii) above is to be settled by delivery of Common Shares or other securities, in cash or otherwise, subject to certain limited exceptions. The Company has agreed to cause each of the directors and officers of the Company and Deutsche Rohstoff AG (limited to 80% of the shares held by it) to enter into lock-up agreements, in form and content acceptable to the Underwriters and their counsel, acting reasonably, in favour of the Underwriters, evidencing their agreement not to directly or indirectly sell or agree to sell (or announce any intention to do so), any Common Shares or securities exchangeable or convertible into Common Shares for a period of 120 days from Closing without the Underwriters’ prior written consent, subject to certain limited exceptions.

Other Relationships

In addition, in the ordinary course of their business activities, the Underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The Underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Settlement

It is expected that the Company will arrange for the instant deposit of the Offered Shares by the Underwriters under the book-based system of registration, to be registered to DTC or its nominee and deposited with DTC on Closing, or as otherwise may be agreed to among the Company and the Underwriters. No certificates evidencing the Offered Shares will be issued to purchasers of the Offered Shares. Purchasers of the Offered Shares will receive only a customer confirmation from the Underwriter or other registered dealer from or through whom a beneficial interest in the Offered Shares is purchased. It is also expected that delivery of the Offered Shares will be made against payment therefor on or about the date of Closing, which will not be one business day following the date of the final prospectus (this settlement cycle being referred to as “T+1”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market are generally required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Offered Shares prior to the date of Closing will be required, by virtue of the fact that the Offered Shares will not settle in T+1, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Offered Shares who wish to trade their Offered Shares prior to the date of Closing should consult their own advisors.

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Selling Restrictions Outside of the United States

This prospectus forms part of a registration statement on Form F-10 filed with the SEC and with the Ontario Securities Commission to register the Common Shares offered hereby under the Securities Act. This prospectus does not qualify the distribution of the Common Shares offered hereby in any province or territory of Canada. No action has been taken by the Company that would permit a public offering of the Offered Shares in any jurisdiction outside the United States where action for that purpose is required. The Offered Shares may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such Offered Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Offered Shares in any jurisdiction in which such an offer or a solicitation is unlawful.

Disclaimers About Non-U.S. Jurisdictions

Canada

The common shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the common shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor. Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the Underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding Underwriter conflicts of interest in connection with this Offering.

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Member State”), no offer of shares may be made to the public in that Member State other than:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Regulation (as defined below);

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or

(c) in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares of common stock shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the representatives and us that it is a “qualified investor” as defined in the Prospectus Regulation.

In the case of any shares of common stock being offered to a financial intermediary as that term is used in Article 5 of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares of common stock to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer of shares of common stock to the public” in relation to any shares of common stock in any Member State means the communication in any form and by means of sufficient information on the terms of the offer and the shares of common stock to be offered so as to enable an investor to decide to purchase shares of common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

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United Kingdom

No shares of common stock have been offered or will be offered pursuant to the Offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the Financial Conduct Authority, except that the shares of common stock may be offered to the public in the United Kingdom at any time:

(a) to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation (as defined below);

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of any underwriter for any such offer; or

(c) in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000 (“FSMA”);

provided that no such offer of the shares of common stock shall require any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 and each person who initially acquires any shares of common stock or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the international placement agents and the Company that it is a qualified investor within the meaning of Article 2(e) of the UK Prospectus Regulation.

Each person in the UK who receives any communication in respect of, or who acquires any of our shares of common stock under, the offers to the public contemplated in this prospectus, or to whom our shares of common stock are otherwise made available, will be deemed to have represented, warranted, acknowledged and agreed to and with each international placement agent, the Company and the underwriters that it and any person on whose behalf it acquires our shares of common stock is: (i) a qualified investor within the meaning of Article 2(e) of the UK Prospectus Regulation; and (ii) in the case of any of our shares of common stock by it as a financial intermediary, as that term is used in Article 5(1) of the UK Prospectus Regulation, (A) our shares of common stock acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in the UK other than qualified investors, as that term is defined in the UK Prospectus Regulation, or in circumstances in which the prior consent of the international placement agents has been given to the offer or resale; or (B) where our shares of common stock have been acquired by it on behalf of persons in the UK other than qualified investors, the offer of those shares of common stock fall within one of the exemptions listed in points (b) and (d) to Article 1(4) of the UK Prospectus Regulation.

In this section, the expression an “offer” of shares of common stock to the public in relation to any shares of common stock means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for the shares of common stock.

This prospectus is only for distribution to and directed at: (i) in the United Kingdom, persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the “Order”) and high net worth entities falling within Article 49(2)(a) to (d) of the Order; (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order; (iii) persons who are outside the United Kingdom; and (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”). The shares of common stock will only be available to, and any invitation, offer or agreement to subscribe for, purchase or otherwise acquire such shares will be engaged only with, Relevant Persons. Any person who is not a Relevant Person should not act or rely on this prospectus or any of its contents.

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Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (“FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (“CISA”) and accordingly the shares of common stock being offered pursuant to this prospectus have not and will not be approved, and may not be licensable, with FINMA. Therefore, the shares of common stock have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the shares of common stock offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The shares of common stock may solely be offered to “qualified investors”, as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended, or the “CISO”, such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the shares of common stock are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and will in particular not be copied or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the shares of common stock on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Neither this prospectus nor any other offering or marketing material relating to the Offering, the Company, or the shares of common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of shares of common stock will not be supervised by, FINMA, and the offer of shares of common stock has not been and will not be authorized under CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares of common stock.

Hong Kong

The shares of common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares of common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Israel

In the State of Israel this prospectus shall not be regarded as an offer to the public to purchase shares of common stock under the Israeli Securities Law, 5728—1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728–1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions (the “Addressed Investors”), or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728—1968, subject to certain conditions (the “Qualified Investors”). The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. We have not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728—1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for our common stock to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.

Qualified Investors may have to submit written evidence that they meet the definitions set out in of the First Addendum to the Israeli Securities Law, 5728—1968. In particular, we may request, as a condition to be offered common stock, that Qualified Investors will each represent, warrant and certify to us and/or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728—1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728—1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728—1968 and the regulations promulgated thereunder in connection with the offer to be issued common stock; (iv) that the shares of common stock that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728—1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728—1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address and passport number or Israeli identification number.

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Australia

No placement document, prospectus, product disclosure statement, or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to this Offering. This prospectus does not constitute a prospectus, product disclosure statement, or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement, or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act), or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the Offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a company incorporated under the Canada Business Corporations Act, and it is not certain that the Company will proceed with the Domestication. Most of our directors and officers, and some or all of the experts and Underwriters named in this prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets may be, and a substantial portion of the Company’s assets are, located outside the United States. We have appointed an agent for service of process in the United States (as set forth below), but it may be difficult for holders of securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws.

We filed with the SEC, concurrently with our Registration Statement on Form F-10 of which this prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation System, 28 Liberty Street, New York, New York 10005 as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of securities under this prospectus.

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LEGAL MATTERS

Certain legal matters in connection with the Offering will be passed upon on behalf of the Company by Norton Rose Fulbright Canada LLP with respect to Canadian legal matters and by Norton Rose Fulbright US LLP with respect to U.S. legal matters, and on behalf of the Underwriters by Blake, Cassels & Graydon LLP, with respect to Canadian legal matters, and by Milbank LLP with respect to U.S. legal matters. The partners and associates of Norton Rose Fulbright Canada LLP as a group beneficially own, directly or indirectly, less than 1% of the outstanding securities of the Company. The partners and associates of Blake, Cassels & Graydon LLP as a group beneficially own, directly or indirectly, less than one percent of the outstanding securities of the Company.

INTEREST OF EXPERTS

The technical information contained or incorporated by reference in this prospectus has been included or incorporated by reference in reliance on the report, valuation, statement or opinion of the persons described below.

Mr. Wheeler, a qualified person pursuant to NI 43-101, reviewed, prepared or supervised the preparation of information upon which scientific and technical information relating to the Company’s Mineral Projects contained or incorporated by reference in this Prospectus is based. He did not, at the time he prepared or certified any such statement, report or valuation, receive after such time, nor will he receive, any registered or beneficial interest, direct or indirect, in any securities or other property of the Company or one of the Company’s associates or affiliates in connection with the preparation of such technical reports or estimates. As of the date hereof, such person owns beneficially, directly or indirectly, less than 1% of any outstanding class of securities of the Company.

Please see “Auditors, Registrar and Transfer Agent” for a discussion of the interests of Zeifmans LLP and please see “Legal Matters” for a discussion of the interests of the legal experts involved in preparing this prospectus.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of the Company are Zeifmans LLP at 201 Bridgeland Avenue, Toronto, ON, M6A 1Y7.

The transfer agent and registrar for the Common Shares in Canada is Computershare Investor Services Inc. at its principal offices at 3rd Floor – 510 Burrard Street, Vancouver, BC V6C 3B9, and in the United States is Computershare Trust Company N.A., at its principal office at 150 Royall Street, Canton, MA 02021.

Zeifmans LLP have issued their Independent Auditor’s Report dated March 18, 2025 in respect of the Company’s consolidated financial statements for the years ended December 31, 2024 and 2023. Zeifmans LLP is independent with respect to the Company in accordance with the ethical requirements that are relevant to its audits of the consolidated financial statements in Canada, and within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

AGENT FOR SERVICE OF PROCESS

Lewis Black, Daniel D’Amato, Dr. Thomas Gutschlag, Andrew Frazer, Gustave F. Perna and Alan Estevez reside outside of Canada and have appointed the following agent for service of process in Canada:

Name of Person	Name and Address of Agent
Lewis Black	Almonty Industries Inc., 100 King Street West, Suite 5700, Toronto, Ontario, M5X 1C7
Daniel D’Amato	Almonty Industries Inc., 100 King Street West, Suite 5700, Toronto, Ontario, M5X 1C7
Dr. Thomas Gutschlag	Almonty Industries Inc., 100 King Street West, Suite 5700, Toronto, Ontario, M5X 1C7
Andrew Frazer	Almonty Industries Inc., 100 King Street West, Suite 5700, Toronto, Ontario, M5X 1C7
Gustave F. Perna	Almonty Industries Inc., 100 King Street West, Suite 5700, Toronto, Ontario, M5X 1C7
Alan Estevez	Almonty Industries Inc., 100 King Street West, Suite 5700, Toronto, Ontario, M5X 1C7

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in the United States against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of the United States, even if the party has appointed an agent for service of process.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in this prospectus under the heading “Documents Incorporated by Reference”, the following documents have been or will be filed with the SEC as part of the Registration Statement of which this prospectus forms a part: (i) the Underwriting Agreement described under the heading “Plan of Distribution”; (ii) powers of attorney from our directors and officers, as applicable; (iii) the consent of Zeifmans LLP; (iv) the consent of each “qualified person” for the purposes of NI 43-101 listed on the Exhibit Index of the Registration Statement; and (v) the consents of Norton Rose Fulbright Canada LLP, as Canadian legal counsel, and of Norton Rose Fulbright US LLP, as U.S. legal counsel.

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DOCUMENTS INCORPORATED BY REFERENCE

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company at 100 King Street West, Suite 5700, Toronto, Ontario, M5X 1C7, telephone (647) 438-9766 and are also available electronically under the Company’s profile on SEDAR+ at www.sedarplus.com and on EDGAR, at www.sec.gov.

The following documents, filed with the securities commissions or similar regulatory authorities in certain provinces of Canada and filed with, or furnished to, the SEC are specifically incorporated by reference in, and form an integral part of, this prospectus:

1.	unaudited interim condensed consolidated financial statements of the Company filed on May 15, 2025 for the three months ended March 31, 2025 and 2024;

2.	amended management’s discussion and analysis of the Company dated May 15, 2025 and filed on June 27, 2025 for the three months ended March 31, 2025 and 2024;

3.	the annual information form of the Company dated March 20, 2025 and filed on March 21, 2025 for the year ended December 31, 2024 (the “Annual Information Form”);

4.	audited annual consolidated financial statements of the Company dated March 18, 2025 and filed on March 21, 2025 for the years ended December 31, 2024 and 2023, together with the notes thereto and the independent auditor’s report thereon;

5.	management’s discussion and analysis of the Company dated March 20, 2025 and filed on March 21, 2025 for the years ended December 31, 2024 and 2023;

6.	management information circular of the Company dated March 21, 2025 and filed on March 26, 2025, prepared for the purposes of the annual general and special meeting of the shareholders of the Company held on April 30, 2025;

7.	management information circular of the Company dated January 31, 2025 and filed on February 4, 2025, prepared for the purposes of the special meeting of the shareholders of the Company held on February 27, 2025;

8.	the material change report of the Company dated as of, and filed on, February 10, 2025;

9.	the material change report of the Company dated as of, and filed on, March 24, 2025; and

10.	the material change report of the Company dated as of, and filed on, June 6, 2025.

Any documents of the type required by section 11.1 of Form 44-101F1 – Short Form Prospectus to be incorporated by reference in a short form prospectus, including those types of documents referred to above and press releases issued by the Company referencing incorporation by reference in this prospectus, if filed by Almonty with the securities commissions or similar authorities in Canada after the date of this prospectus and prior to the completion or termination of the Offering, shall be deemed incorporated by reference in the prospectus for the purposes of the Offering. Documents referenced in any of the documents incorporated by reference in this prospectus but not expressly incorporated by reference therein or herein and not otherwise required to be incorporated by reference therein or in this prospectus are not incorporated by reference in this prospectus. These documents are available through the internet on SEDAR+ which can be accessed at www.sedarplus.com. In addition, to the extent that any document or information incorporated by reference in this prospectus is filed with, or furnished to, the SEC pursuant to the Exchange Act after the date of this prospectus and prior to the completion or termination of the Offering, such document or information will be deemed to be incorporated by reference as an exhibit to the Registration Statement of which this prospectus forms a part (in the case of a report on Form 6-K, if and to the extent expressly provided therein). These documents are available through the internet on EDGAR which can be accessed at www.sec.gov.

Documents referenced in any of the documents incorporated by reference in this prospectus but not expressly incorporated by reference therein or herein and not otherwise required to be incorporated by reference therein or in this prospectus are not incorporated by reference in this prospectus.

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Any statement contained in this prospectus or in any document incorporated or deemed to be incorporated by reference in this prospectus for the purpose of this Offering shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this prospectus, except as so modified or superseded.

Without limiting the generality of the foregoing, and for greater certainty, the disclosure appearing in this prospectus related to the Mineral Projects and the disclosure appearing in this prospectus under the headings “Our Business”, “Mineral Projects”, “Management”, and “Risk Factors” modifies and supersedes the disclosure found in the Annual Information Form related to these subject matters, including under the headings “Risk Factors”, “Mining Projects”, and “Description Of Business” of the Annual Information Form. Furthermore, notwithstanding anything to the contrary in this prospectus or in any document incorporated or deemed to be incorporated by reference in this prospectus, none of the technical reports prepared by the Company and filed on SEDAR+ in connection with the Mineral Projects shall be incorporated or deemed to be incorporated by reference in this prospectus.

For more information about the Company, readers are also referred to the copies of the following material contracts filed under Almonty’s SEDAR+ profile at www.sedarplus.ca:

●	Offtake Agreement dated January 1, 2025, between Beralt Tin Wolfram (Portugal) S.A. and Sumitomo Electric Industries, Ltd.;

●	Contract for Tungsten Wolframite Concentrates dated November 19, 2024, between Beralt Tin & Wolfram and Wolfram Bergbau und Hütten AG;

●	Amendment and Restatement and Waiver Agreement (including the Amended and Restated Facility Agreement) dated June 30, 2022, between Almonty Korea Tungsten Corp., Almonty Industries Inc., Plansee Holding AG, KFW IPEX-Bank GmbH, and Lenders party thereto from time to time;

●	Amendment Agreement dated November 11, 2024, between Almonty Korea Tungsten Corp., KFW IPEX-Bank GmbH and Lenders party thereto from time to time;

●	Molybdenum Offtake Agreement dated January 21, 2025, between Almonty Industries Inc. and SeAH M&S; and

●	Amended and Restated Supply Agreement dated December 4, 2020, between Global Tungsten & Powders Corp. and Almonty Korea Tungsten Corporation.

References to our website in any documents that are incorporated by reference in this prospectus do not incorporate by reference the information on such website into this prospectus and we disclaim any such incorporation by reference.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file with the securities commission or authority in each of the applicable provinces of Canada annual and quarterly reports, material change reports and other information. We are not currently subject to the informational requirements of the Exchange Act. Upon completion of this Offering, we will be subject to the information reporting requirements of the Exchange Act, and will file reports with the SEC under those requirements. Those other reports or other information may be inspected without charge at the locations described above. Under the multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of the securities regulatory authorities of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

You may read any document we file with or furnish to the securities commissions and authorities of certain provinces of Canada through SEDAR+ at www.sedarplus.com. Certain of our filings are also electronically available on EDGAR and may be accessed at www.sec.gov.

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